      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 18, 2001
                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                    FORM S-4

                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------
                              GENZYME CORPORATION

             (Exact name of registrant as specified in its charter)

        MASSACHUSETTS                      2836                    06-1047163
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

                               ONE KENDALL SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  PETER WIRTH
                              GENZYME CORPORATION
                               ONE KENDALL SQUARE
                         CAMBRIDGE, MASSACHUSETTS 02139
                                 (617) 252-7500

  (Name and address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                        COPIES OF ALL CORRESPONDENCE TO:

          PAUL M. KINSELLA                            STEVEN D. SINGER
         Palmer & Dodge LLP                          Hale and Dorr LLP
         One Beacon Street                            60 State Street
    Boston, Massachusetts 02108                 Boston, Massachusetts 02109
           (617) 573-0100                              (617) 526-6000

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

    As soon as practicable after the effective time of this registration statement and the effective time of the merger contemplated by the Agreement and Plan of Merger among Genzyme Corporation, Sammy Merger Corp. and Focal, Inc., dated as of April 25, 2001, which is attached as Annex A to the proxy statement/prospectus forming a part of this registration statement.
                           --------------------------

    If any of the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                    PROPOSED MAXIMUM     PROPOSED MAXIMUM
           TITLE OF EACH CLASS OF                  AMOUNT TO         OFFERING PRICE          AGGREGATE            AMOUNT OF
        SECURITIES TO BE REGISTERED              BE REGISTERED          PER UNIT          OFFERING PRICE      REGISTRATION FEE
Genzyme Biosurgery Division common stock,
  par value $0.01 per share.................     2,509,002(1)             N.A.            $14,128,361(2)           $3,533

(1) Represents the estimated maximum number of shares of Genzyme Biosurgery Division common stock ("Biosurgery Stock") to be issued in connection with the merger of a wholly-owned subsidiary of the registrant with and into Focal, Inc. The number of shares of Biosurgery Stock registered pursuant to this Registration Statement is calculated as the product of (a) 16,239,495, which is the sum of (i) 13,512,595 shares of common stock, par value $0.01 per share, of Focal, Inc. ("Focal common stock") outstanding as of March 31, 2001, excluding shares beneficially owned by the registrant which will be cancelled in the merger, (ii) 2,483,118 shares of Focal common stock issuable upon the exercise of stock options that are currently outstanding or that may be granted through the date the merger is expected to be consummated, (iii) 43,782 shares of Focal common stock issuable upon the exercise of currently outstanding warrants and (iii) 200,000 shares of Focal common stock that otherwise may be issued prior to the date the merger is expected to be consummated and (b) an exchange ratio of 0.1545 of a share of Biosurgery Stock for each share of Focal common stock. The shares of Biosurgery Stock registered hereby also include the associated purchase rights that are evidenced by certificates for shares of Biosurgery Stock and automatically trade with such shares.

(2) Calculated in accordance with Rules 457(c) and 457(f) under the Securities Act of 1933, as amended. Based upon (a) up to 16,239,495 shares of Focal common stock to be converted in the merger multiplied by (b) the average of the high and low prices for Focal common stock as reported on The Nasdaq National Market on May 17, 2001.
                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE WILL NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROXY STATEMENT/PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

                   SUBJECT TO COMPLETION, DATED MAY 18, 2001

                                     [LOGO]

                                 4 MAGUIRE ROAD
                         LEXINGTON, MASSACHUSETTS 02421

                 A MERGER PROPOSAL--YOUR VOTE IS VERY IMPORTANT

Dear Stockholders:

    The board of directors of Focal, Inc. has approved a merger transaction with Genzyme Corporation in which Focal will become a wholly-owned subsidiary of Genzyme Corporation and Focal's business will become part of Genzyme's Biosurgery division. After consideration of possible alternatives and in light of Focal's financial condition, your board believes that the proposed merger is in the best interests of Focal and its stockholders. The proposed merger provides Focal stockholders with the opportunity to participate in the growth of the combined businesses and offers Focal the resources required to develop its proprietary biomaterial platform technology.

    We have scheduled a special stockholders' meeting on Thursday, June 28, 2001, at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, to vote upon adoption of the merger agreement. To complete the merger, we must obtain the approval of the holders of a majority of the outstanding shares of Focal common stock. Genzyme and a group of institutional stockholders of Focal, which together hold approximately 35% of the outstanding shares of Focal common stock, have agreed to vote in favor of the merger agreement. If the merger agreement is adopted you will receive 0.1545 of a share of Genzyme Biosurgery Division common stock, which is referred to as "Biosurgery Stock," for each share of Focal common stock that you own and cash for any fractional share of Biosurgery Stock that you would otherwise be entitled to receive.

    Biosurgery Stock is one of Genzyme Corporation's three tracking stocks. It is designed to reflect the value and track the performance of Genzyme's Biosurgery division, which develops, manufactures and sells instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery. Biosurgery Stock is quoted on The Nasdaq National Market under the trading symbol "GZBX." We anticipate that Genzyme will issue an aggregate of approximately 2.1 million shares of Biosurgery Stock in the merger, based upon
0.1545 multiplied by       shares of Focal common stock outstanding as of
May 25, 2001, the record date for the special stockholders' meeting, excluding shares of Focal common stock owned by Genzyme and shares that may be issued prior to the closing of the merger upon exercise of outstanding options or warrants. After completion of the merger, we anticipate that the former stockholders of Focal will own approximately 5.7% of the total outstanding shares of Biosurgery Stock.

    PLEASE CAREFULLY CONSIDER ALL OF THE INFORMATION IN THIS DOCUMENT REGARDING FOCAL, GENZYME CORPORATION, GENZYME BIOSURGERY AND THE MERGER, INCLUDING IN PARTICULAR, THE DISCUSSION IN THE SECTION ENTITLED "RISK FACTORS" BEGINNING ON
PAGE     .

    Included with this proxy statement/prospectus is a copy of Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, and its quarterly report on Form 10-Q for the quarter ended March 31, 2001.

    Your board of directors has determined that the merger and merger agreement are advisable and in the best interests of Focal and its stockholders and unanimously recommends that you vote "FOR" adoption of the merger agreement. Whether or not you plan to attend the special meeting, please complete, sign, date and return your proxy in the enclosed envelope. Your vote is very important.

                                          Sincerely,

                                          [LOGO]

                                          Ronald S. Rudowsky
                                          President and Chief Executive Officer

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION APPROVED OR DISAPPROVED THE MERGER DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR THE BIOSURGERY STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER, OR DETERMINED IF THIS PROXY STATEMENT/PROSPECTUS IS ACCURATE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            This proxy statement/prospectus is dated         , 2001
     and is first being mailed to stockholders on or about         , 2001.

                                     [LOGO]

                                 4 MAGUIRE ROAD
                         LEXINGTON, MASSACHUSETTS 02421
                            ------------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                          TO BE HELD ON JUNE 28, 2001
                            ------------------------

    A special meeting of the stockholders of Focal, Inc. will be held on Thursday, June 28, 2001, at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109, to:

1. Consider and vote on a proposal to adopt a merger agreement, dated as of April 25, 2001, by and among Focal, Genzyme and Sammy Merger Corp., a wholly-owned subsidiary of Genzyme, and the merger, as described in the attached proxy statement/prospectus; and

2. Transact any other business which properly comes before the special meeting or any adjournment or postponement of the special meeting.

    Only stockholders of record at the close of business on May 25, 2001 are entitled to notice of, and to vote at, the special meeting and any adjournments
or postponements of the meeting. On that date, there were       shares of Focal
common stock issued and outstanding and held by approximately       holders of
record.

    We cannot complete the merger unless the holders of a majority of the outstanding shares of Focal common stock on the record date affirmatively vote to adopt the merger agreement.

    For more information about the merger, please review carefully this document, including the merger agreement attached as Annex A.

                                          By Order of the Board of Directors,

                                          [LOGO]

                                          Ronald S. Rudowsky
                                          President and Chief Executive Officer

Lexington, Massachusetts
        , 2001

WHETHER OR NOT YOU PLAN TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE, SIGN AND RETURN PROMPTLY THE ENCLOSED PROXY CARD AND PROMPTLY MAIL IT IN THE ENCLOSED, POSTAGE-PAID ENVELOPE IN ORDER TO ASSURE REPRESENTATION OF YOUR SHARES AT THE SPECIAL MEETING. YOU MAY REVOKE YOUR PROXY IN THE MANNER DESCRIBED IN THE ATTACHED PROXY STATEMENT/PROSPECTUS AT ANY TIME BEFORE IT IS VOTED AT THE SPECIAL MEETING.

                      REFERENCES TO ADDITIONAL INFORMATION

    This proxy statement/prospectus incorporates important business and financial information about Focal from Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, and its quarterly report on Form 10-Q for the quarter ended March 31, 2001, which are delivered with this proxy statement/prospectus, and Genzyme, as well as other documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain documents which are incorporated by reference in this proxy statement/ prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

          GENZYME CORPORATION                          FOCAL, INC.
          ONE KENDALL SQUARE                         4 MAGUIRE ROAD
    CAMBRIDGE, MASSACHUSETTS 02139           LEXINGTON, MASSACHUSETTS 02421
            (617) 252-7500                           (781) 280-7800

    IF YOU WOULD LIKE TO REQUEST DOCUMENTS, PLEASE DO SO BY JUNE 21, 2001 IN ORDER TO RECEIVE THEM BEFORE THE SPECIAL MEETING.

    For more details on how you can obtain this information, you should read the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE
INFORMATION" beginning on page   .

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Questions and Answers About the Merger......................        1
Summary.....................................................        2
Comparative Per Share Data..................................       20
Risk Factors................................................       21
Note Regarding Forward-Looking Statements...................       44
Unaudited Pro Forma Combined Financial Information..........       45
Genzyme Corporation.........................................       77
Focal, Inc..................................................       78
Material Contracts Between Genzyme and Focal................       80
  Marketing and Distribution Agreement......................       80
  Stock Purchase Agreement..................................       80
  Letter Agreement..........................................       80
Background and Reasons For the Merger.......................       81
  Background of the Merger..................................       81
  Focal's Reasons for the Merger............................       85
  Recommendation of the Focal Board.........................       87
  Fairness Opinion of Focal's Financial Advisor.............       87
  Interests of Focal Management in the Merger...............       90
  Genzyme's Reasons for the Merger..........................       91
The Merger and the Merger Agreement.........................       92
  General Description of the Merger.........................       92
  Required Approval and Effective Time......................       92
  Merger Consideration for Focal Common Stock...............       92
  No Fractional Shares......................................       92
  Exchange of Focal Common Stock Certificates...............       92
  Treatment of Focal Stock Options and Warrants.............       93
  Treatment of Focal Benefits and Other Employee Matters....       94
  Material United States Federal Income Tax Consequences of
    the Merger..............................................       94
  Cash Purchase of Shares...................................       95
  Accounting Treatment......................................       95
  Covenants Under the Merger Agreement......................       96
  Representations and Warranties............................       98
  Conditions to the Merger..................................       99
  Termination of the Merger Agreement.......................      100
  Termination Fees..........................................      101
  Amendments and Waivers....................................      101
  Delisting of Focal Common Stock...........................      101
  Resales of Biosurgery Stock by Focal Affiliates...........      101
  Regulatory Matters........................................      102
Voting Agreement............................................      102
Management After the Merger.................................      103
  Board of Directors........................................      103
  Management................................................      103
Stock Ownership of Directors, Executive Officers and
  Principal Stockholders....................................      104
  Ownership of Genzyme Capital Stock........................      104
  Ownership of Focal Capital Stock..........................      104

                                                                PAGE
                                                              --------
Comparative Stock Prices and Dividends......................      104
  Dividend Information......................................      105
  Number of Stockholders and Number of Shares Outstanding...      105
Description of Genzyme Capital Stock........................      105
  General...................................................      105
  Overview of Genzyme's "Tracking Stock" Capital
    Structure...............................................      105
  Authorized Capital Stock..................................      107
  Biosurgery Designated Shares..............................      107
  Transfer Agent and Registrar..............................      108
Comparison of Rights of Genzyme and Focal Stockholders......      109
Legal Matters...............................................      123
Experts.....................................................      123
Future Focal Stockholder Proposals..........................      123
Other Matters...............................................      124
Where You Can Find More Information.........................      124
Documents Incorporated By Reference Into This Proxy
  Statement/Prospectus......................................      124

ANNEXES
Agreement and Plan of Merger among Genzyme Corporation,
  Sammy Merger Corp. and Focal, Inc.........................  Annex A
Opinion of Stephens Inc.....................................  Annex B
Management and Accounting Policies Governing the
  Relationship of Genzyme Divisions.........................  Annex C

NOTE REGARDING TRADEMARKS

Genzyme-Registered Trademark-, Cerezyme-Registered Trademark-,
Ceredase-Registered Trademark-, Carticel-Registered Trademark- and Snowden-Pencer-Registered Trademark- are registered trademarks of Genzyme Corporation.

Genzyme-Registered Trademark- is a registered servicemark of Genzyme
Corporation.

Fabrazyme-TM-, Sepra-TM- and Seprafilm-TM- are trademarks of Genzyme
Corporation.

Renagel-Registered Trademark- is a registered trademark of GelTex
Pharmaceuticals, Inc.

Synvisc-Registered Trademark- is a registered trademark of Genzyme Biosurgery Corporation.

Replagal-TM- is a trademark of Transkaryotic Therapies, Inc.

NeuroCell-TM--PD is a trademark of Diacrin/Genzyme LLC.

FocalSeal-Registered Trademark- and Focal-Registered Trademark- are registered trademarks of Focal, Inc.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:  WHY ARE THE COMPANIES PROPOSING THE MERGER?

A: Genzyme and Focal have had a business relationship for several years. Focal's business cannot be sustained without substantial new capital. Its extensive efforts to find alternative strategic investors or acquirors have not been successful. Focal and Genzyme believe that that the proposed merger will provide the opportunity for the combined businesses to employ Genzyme's financial and technical resources and commitment to commercializing Focal's biomaterial products and expanding the range of applications for Focal's proprietary biomaterial platform.

Q:  WHAT DO I NEED TO DO NOW?

A: Mail your signed proxy card in the enclosed return envelope as soon as possible, so your shares will be represented at your meeting after you carefully read and consider the information contained in this proxy statement/prospectus. In order to be sure that your vote is counted, please submit your proxy as instructed on your proxy card even if you plan to attend a meeting in person.

Q:  WHAT IF I DON'T VOTE?

A: If you abstain from voting, do not vote or do not give voting instructions to your broker, you will, in effect, be voting against adoption of the merger agreement. If you sign and send in your proxy but do not indicate how you want to vote, we will count your proxy as a vote FOR adoption of the merger agreement.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY SHARES FOR ME?

A: In most cases, your broker will vote your shares only if you provide instructions on how to vote. Follow the instructions provided to you by your broker.

Q:  SHOULD I SEND IN MY FOCAL STOCK CERTIFICATES NOW?

A: No. After the merger is completed, you will receive written instructions for exchanging your stock certificates. Please do not send in your stock certificates with your proxy.

Q:  WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: Genzyme and Focal are working toward completing the merger as quickly as possible. If we obtain the necessary stockholder approval, we expect to complete the merger by the end of the second or beginning of the third quarter of 2001.

Q:  WHO SHOULD I CALL WITH QUESTIONS?

A:  You should call Harry R. Trout III, Focal's chief financial officer, at
    (781) 280-7800 with any questions about the merger.

    You can also obtain additional information about Genzyme and Focal from documents each of us files with the SEC by following the instructions in the
    section entitled "WHERE YOU CAN FIND MORE INFORMATION" on page       of this
    proxy statement/ prospectus.

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS WHAT WE BELIEVE IS THE MOST IMPORTANT INFORMATION ABOUT THE MERGER. NONETHELESS, TO MORE FULLY UNDERSTAND THE TRANSACTION, YOU SHOULD READ THIS ENTIRE PROXY STATEMENT/ PROSPECTUS, INCLUDING THE MATERIALS ATTACHED AS ANNEXES. YOU SHOULD ALSO READ THE DOCUMENTS LISTED IN THE SECTION OF THIS PROXY STATEMENT/PROSPECTUS ENTITLED "WHERE YOU CAN FIND MORE INFORMATION"
BEGINNING ON PAGE       . THE PAGE REFERENCES IN PARENTHESES DIRECT YOU TO A
MORE DETAILED DESCRIPTION OF THE TOPICS PRESENTED IN THIS SUMMARY.

                                 THE COMPANIES

GENZYME (SEE PAGE   )

    Genzyme is a biotechnology and human healthcare company that develops innovative products and provides services for significant unmet medical needs. Genzyme has three operating divisions and three series of common stock designed to reflect the value and track the performance of these operating divisions:

    - Genzyme General, which develops and markets therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics; diagnostic products with a focus on IN VITRO diagnostics; and other products and services, such as genetic testing services and lipid and peptide products for drug delivery.

    - Genzyme Biosurgery, which develops, manufactures and sells instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and

    - Genzyme Molecular Oncology, which utilizes its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering revenue by developing cancer products, with a focus on therapeutic vaccines and angiogenesis inhibitors.

    Genzyme created Genzyme Biosurgery in December 2000 by combining two of its former divisions, Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring Biomatrix, Inc., a public company engaged in the development and commercialization of viscoelastic products made of biological polymers called hylans for use in therapeutic medical applications and skin care. In connection with the formation of Genzyme Biosurgery, Genzyme created Genzyme Biosurgery Division common stock which it refers to as "Biosurgery Stock." Biosurgery Stock is designed to track the performance of Genzyme Biosurgery.

    Genzyme is in the process of acquiring Wyntek Diagnostics Inc., a privately-held California corporation which provides high quality, point-of-care rapid medical diagnostic tests for pregnancy and infectious diseases. The acquisition is expected to close in the second quarter of 2001. If Genzyme completes the acquisition of Wyntek, it will allocate that acquisition to Genzyme General.

    The principal offices of Genzyme, a Massachusetts corporation, are located at One Kendall Square, Cambridge, Massachusetts 02139, and its telephone number at these offices is (617) 252-7500.

FOCAL (SEE PAGE   )

    Focal develops, manufactures and commercializes synthetic, absorbable, liquid surgical sealants based on its proprietary polymer technology. In addition to Focal's commercial surgical sealants for lung and neurological surgery, its FocalSeal-Registered Trademark--L and FocalSeal-Registered Trademark--S surgical sealant products are currently being developed for use inside the body to seal leaks resulting from cardiovascular and gastrointestinal surgery.

    The principal offices of Focal, a Delaware corporation, are located at 4 Maguire Road, Lexington, Massachusetts 02421, and its telephone number at these offices is (781) 280-7800.

MATERIAL CONTRACTS BETWEEN GENZYME AND FOCAL (SEE PAGE   )

    Focal and Genzyme are parties to a marketing and distribution agreement under which Genzyme has exclusive marketing and distribution rights to Focal's surgical sealant products for lung surgery, cardiovascular surgery and gastrointestinal surgery in North America. Focal and Genzyme also are parties to a stock purchase agreement pursuant to which Genzyme committed, subject to conditions, to purchase up to $20.0 million of Focal common stock, in four installments of up to $5.0 million each. Focal has exercised three of its options totaling $15.0 million and, as a result, Genzyme acquired 3,851,806 shares of Focal common stock representing approximately 22% of Focal's outstanding capital stock. At Focal's option, Genzyme has agreed to purchase up to $5.0 million of additional shares of Focal common stock, subject to specified conditions. Focal anticipates that if it exercises its option in full, Genzyme would own in excess of 45% of the outstanding Focal common stock. The stock purchase agreement also provides Genzyme with specified negotiation rights in connection with a proposed change of control of Focal and preemptive rights in connection with future issuances of Focal capital stock, which rights are suspended while the merger agreement is in effect. Concurrently with entering into the merger agreement, Genzyme and Focal entered into a letter agreement that modified the terms of the stock purchase agreement and the marketing and distribution agreement. In addition, under the letter agreement Genzyme agreed to restrictions on its ability to buy, sell or vote shares of Focal common stock.

                              THE SPECIAL MEETING

DATE AND PURPOSE (SEE PAGE   )

    A special meeting of Focal stockholders has been scheduled to be held at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts, on
June 28, 2001, at 10:00 a.m., local time.

RECORD DATE; VOTING RIGHTS (SEE PAGE  )

    If you owned shares of Focal common stock as of the close of business on
May 25, 2001, the record date for the special meeting, you may vote on the
proposal to adopt the merger agreement. On that date, there were       shares of
Focal common stock issued and outstanding and held by approximately holders of record. At the special meeting, Focal stockholders will have one vote for each share of Focal common stock they owned on the record date.

VOTE REQUIRED (SEE PAGE   )

    To complete the merger, the holders of a majority of the outstanding shares of Focal common stock must vote to adopt the merger agreement. If you fail to vote or abstain from voting, it will have the effect of a vote against the merger agreement. A broker who holds Focal common stock as your nominee generally will not have the authority to vote your shares unless you provide the broker with instructions on how to vote your shares.

VOTING AGREEMENT (SEE PAGE   )

    A group of institutional stockholders of Focal representing approximately 12.5% of Focal's outstanding common stock have entered into a voting agreement with Genzyme, in which they agreed to vote their shares of Focal common stock in favor of adopting the merger agreement. The voting agreement, together with the 3,851,806 shares of Focal common stock owned by Genzyme, effectively ensures that approximately 35% of the outstanding shares of Focal common stock will vote in favor of adoption of the merger agreement.

THE MERGER (SEE PAGE   )

    In the proposed merger, Sammy Merger Corp., a Delaware corporation and wholly-owned subsidiary of Genzyme, will be merged into Focal. Focal will be the surviving corporation and will become a wholly-owned subsidiary of Genzyme as a result of the merger.

    The proposed merger will occur following the adoption of the merger agreement by the Focal stockholders and satisfaction or waiver of all other conditions to the merger. The merger agreement is attached as Annex A to this proxy statement/prospectus. We encourage you to read it because it is the legal document that governs the merger.

WHAT THE HOLDERS OF FOCAL COMMON STOCK WILL RECEIVE IN THE MERGER (SEE PAGE   )

    In the proposed merger, you will receive 0.1545 of a share of Biosurgery Stock for each outstanding share of Focal common stock that you own. You will receive cash for any fractional share of Biosurgery Stock you would otherwise be entitled to receive. The amount of cash will be equal to the product of the fraction multiplied by the average of the high and low per share trading prices of Biosurgery Stock on the trading day on which the merger is completed. For example, if you own 100 shares of Focal common stock, you will receive 15 shares of Biosurgery Stock and a cash payment equal to 45% of the market value of one share of Biosurgery Stock on the closing date of the merger, rounded to the nearest whole cent.

FOCAL'S REASONS FOR THE MERGER (SEE PAGE   )

    In reaching its decision to approve the merger, the Focal board of directors considered, among other things:

    - the state of Focal's business, financial condition, results of operations and prospects, including the fact that Focal's business could not be sustained without substantial new capital;

    - the fact that extensive efforts to find alternative strategic investors or acquirors had not succeeded;

    - the historical market prices and recent trading activity of Focal common stock and Biosurgery Stock, including the offer price per share of Focal common stock implied by the exchange ratio of 0.1545;

    - the opportunity for the combined businesses to employ Genzyme's financial and technical resources and commitment to commercializing Focal's biomaterial products and expanding the range of applications for Focal's proprietary biomaterial platform;

    - the impact of Genzyme's existing agreements with Focal on its prospects and alternatives; and

    - the potential delisting of Focal common stock from The Nasdaq National Market.

RECOMMENDATION OF THE FOCAL BOARD OF DIRECTORS (SEE PAGE   )

    Focal's board of directors has determined that the merger and merger agreement are advisable and in the best interests of Focal and its stockholders and unanimously recommends that you vote "FOR" adoption of the merger agreement.

FAIRNESS OPINION OF STEPHENS INC. (SEE PAGE   )

    In deciding to approve the merger, the Focal board of directors considered an opinion from Stephens Inc., a financial advisor to the Focal board of directors. On April 24, 2001, Stephens delivered its written opinion to the Focal board of directors that, as of that date and based on and subject to the matters set forth in the opinion, the exchange ratio of 0.1545 was fair from a financial point of view to the Focal stockholders, other than Focal's directors, officers and employees, and Genzyme and its affiliates. The full text of this written opinion is attached as Annex B to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. We encourage you to read this opinion carefully in its entirety. The opinion of Stephens is directed to the Focal board of directors and is not a recommendation to any stockholder on how to vote on the merger or the merger agreement.

GENZYME'S REASONS FOR THE MERGER (SEE PAGE   )

    In reaching its decision to approve the merger, the Genzyme board of directors considered, among other things:

    - its assessment of Focal's products, technology and patent portfolio; and

    - Genzyme's ownership of approximately 22% of the outstanding Focal common stock and Genzyme's potential obligation to acquire additional shares of Focal common stock for cash.

OWNERSHIP OF GENZYME BIOSURGERY AFTER THE MERGER (SEE PAGE   )

    Genzyme will issue approximately 2.1 million shares of Biosurgery Stock to Focal stockholders, other than Genzyme, in the merger. These shares of Biosurgery Stock will represent approximately 5.7 percent of the outstanding Biosurgery Stock after the merger. The aggregate market value of these shares is
approximately       , based upon the closing prices for Biosurgery Stock on
      , 2001. This information is based on the number of shares of Biosurgery Stock and Focal common stock outstanding on May 25, 2001 and does not take into account shares of Focal common stock which may be issued pursuant to stock options, warrants and other convertible securities before the merger is completed.

MANAGEMENT AFTER MERGER (SEE PAGE   )

    Genzyme's board of directors and the composition of Genzyme's management will not change as a result of the merger.

INTEREST OF OFFICERS AND DIRECTORS (SEE PAGE   )

    When considering the recommendations of the Focal board of directors, you should be aware that Focal officers and directors may have interests in the merger that are different from, or in addition to, those of other Focal stockholders. For example, when the merger is completed, Focal officers and directors will be entitled to receive retention bonuses, loan forgiveness, severance benefits and other benefit payments.

    On the record date, current directors, executive officers of Focal and their affiliates as a group beneficially owned approximately 2.6% of the outstanding shares of Focal common stock, including options exercisable within 60 days of the record date. Current directors and executive officers of Genzyme and their
affiliates as a group beneficially owned approximately   % of the outstanding
shares of Biosurgery Stock; including options exercisable within 60 days of the record date.

CONDITIONS TO THE MERGER (SEE PAGE   )

    Focal stockholders must adopt the merger agreement before we can complete the merger. The merger is also subject to additional customary closing conditions. Other than the condition relating to stockholder approval, either Focal or Genzyme could elect to waive conditions to its own performance and complete the merger. If Focal waives any material conditions, it may be required to resolicit stockholder approval.

RESTRICTIONS ON OTHER TRANSACTIONS (SEE PAGE   )

    The merger agreement contains provisions which generally limit the ability of Focal's board of directors to solicit or participate in discussions with any third party about other transactions. In addition, the merger agreement requires Focal to seek stockholder approval of the merger even if the Focal board of directors changes its recommendation to vote in favor of adoption of the merger agreement.

TERMINATION OF THE MERGER AGREEMENT (SEE PAGE   )

    Genzyme and Focal can mutually terminate the merger agreement without completing the merger.

    Either Genzyme or Focal may terminate the agreement if:

    - the merger is not completed by August 31, 2001,

    - the other party is unable to satisfy a condition to closing,

    - a governmental entity has permanently enjoined the merger agreement and that action is non-appealable, or

    - the Focal stockholders do not approve the merger.

    In addition, Genzyme can terminate the merger agreement if the Focal board of directors withdraws, modifies, or qualifies its recommendation that the Focal stockholders adopt the merger agreement or fails to recommend against an alternative transaction. Focal can terminate the merger agreement if Genzyme fails to purchase all of the shares of Focal common stock that it is required to purchase under the stock purchase agreement between Genzyme and Focal.

TERMINATION FEES AND EXPENSES (SEE PAGE   )

    Focal may be required to pay a termination fee of $600,000 to Genzyme, if the merger agreement is terminated under specified circumstances, including if:

    - after a person publicly announces an alternative acquisition proposal involving Focal, the merger agreement is terminated because:

       -- the Focal stockholders do not approve the merger;

       -- Focal is in breach of specified provisions of the merger agreement; or

       -- the August 31, 2001 deadline has passed;

       and within nine months of the termination of the merger agreement, Focal either enters into a binding agreement for or consummates an alternative transaction; or

    - the Focal board of directors withdraws, modifies or qualifies its recommendation that the Focal stockholders approve the merger, or fails to recommend against an alternative transaction.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES (SEE PAGE   )

    The merger will be treated as a taxable exchange by the Focal stockholders of their shares of Focal common stock for shares of Biosurgery Stock. Accordingly, you will realize taxable gain, or loss, to the extent that the fair market value of the Biosurgery Stock you receive in the merger, plus any cash in lieu of a fractional share, exceeds, or is less than, your adjusted tax basis in the Focal common stock exchanged in the merger. Your aggregate tax basis in the Biosurgery Stock you receive will equal the fair market value of the Biosurgery Stock as of the date the merger is completed, and your holding period for the Biosurgery Stock will begin the day after the merger. Additionally, no gain or loss will generally be recognized by Focal, Genzyme or Sammy Merger Corp. as a result of the merger.

    WE URGE YOU TO CONSULT YOUR OWN TAX ADVISOR FOR A FULL UNDERSTANDING OF THE FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES THAT THE MERGER WILL HAVE ON YOU.

TREATMENT OF STOCK OPTIONS AND WARRANTS (SEE PAGE   )

    Each option and warrant to purchase shares of Focal common stock outstanding immediately before the effective time of the merger will be assumed by Genzyme after the merger and will become an option or warrant, as the case may be, to acquire Biosurgery Stock. Genzyme will adjust the number of shares issuable upon exercise of the option or warrant and the exercise prices to reflect the exchange ratio in the merger.

ACCOUNTING TREATMENT (SEE PAGE   )

    Genzyme expects to account for the merger under the purchase method of accounting, which means that the assets and liabilities of Focal, including its intangible assets, will be recorded on Genzyme's books at their fair market values. The results of operations and cash flows of Focal will be included in Genzyme's financial statements prospectively as of the closing of the merger.

REGULATORY APPROVALS (SEE PAGE   )

    Genzyme and Focal are not aware of any material governmental or regulatory approvals required for closing the merger other than compliance with federal securities laws.

APPRAISAL RIGHTS (SEE PAGE   )

    Under Delaware law, Focal stockholders will not have appraisal rights in connection with the merger.

COMPARATIVE STOCKHOLDER RIGHTS (SEE PAGE   )

    Genzyme is a Massachusetts corporation governed by the Massachusetts Business Corporation Law. Focal is a Delaware corporation governed by the Delaware General Corporation Law. When we complete the merger, Focal stockholders will hold shares of Biosurgery Stock. Accordingly, their rights as stockholders will be governed by Massachusetts law, Genzyme's charter and by-laws and the management and accounting policies that govern Genzyme's treatment of its various divisions and tracking stocks.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION (SEE PAGE   )

    Biosurgery Stock and Focal common stock are quoted on The Nasdaq National Market. The following table presents the high, low and closing prices of Biosurgery Stock (on a historical basis) and of Focal common stock (on a historical and equivalent per share basis) on April 25, 2001, the last business
day before we publicly announced the merger agreement, and on May   , 2001, the
last practicable trading day before the date of this proxy statement/prospectus. The equivalent per share value of Focal common stock equals the closing price of Biosurgery Stock multiplied by 0.1545.

                                                 BIOSURGERY STOCK                FOCAL COMMON STOCK            EQUIVALENT PER
                                          ------------------------------   ------------------------------   SHARE VALUE OF FOCAL
                                            HIGH       LOW      CLOSING      HIGH       LOW      CLOSING        COMMON STOCK
                                          --------   --------   --------   --------   --------   --------   --------------------
April 25, 2001..........................   $4.80      $4.30      $4.74      $0.81      $0.75      $0.80            $0.73
May   , 2001............................   $          $          $          $          $          $                $

    The market price of Biosurgery Stock is likely to fluctuate before the merger is completed. We encourage you to obtain current market quotations for Biosurgery Stock and Focal common stock. We cannot predict the future prices for Biosurgery Stock, or on which markets it will be traded in the future.

    No cash dividends have ever been paid or declared on shares of Focal common stock or Biosurgery Stock. Genzyme does not anticipate paying cash dividends on Biosurgery Stock in the foreseeable future.

                      GENZYME CORPORATION AND SUBSIDIARIES

                       SELECTED HISTORICAL FINANCIAL DATA

Genzyme is providing the following information to aid you in your analysis of the financial aspects of the merger. The table below represents selected historical consolidated statements of operations and balance sheet data of Genzyme and its subsidiaries. The statements of operations and balance sheet data for the years ended December 31, 1996 through December 31, 2000 are derived from Genzyme's audited financial statements for those periods. The statements of operations data for the three months ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 are derived from Genzyme's unaudited financial statements for those periods. In the opinion of Genzyme's management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring accruals necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

    Genzyme has three series of common stock--Genzyme General Division common stock, which is referred to as "Genzyme General Stock," Biosurgery Stock and Genzyme Molecular Oncology Division common stock, which is referred to as "Molecular Oncology Stock"--which it refers to as "tracking stock." Unlike typical common stock, each of Genzyme's tracking stocks is designed to track the financial performance of a specified subset of its business operations and its allocated assets, rather than operations and assets of the entire company. The chief mechanisms intended to cause each tracking stock to "track" the financial performance of each division are provisions in Genzyme's charter governing dividends and distributions. Under these provisions, Genzyme's charter:

    - factors the assets and liabilities and income or losses attributable to a division into the determination of the amount available to pay dividends on the associated tracking stock; and

    - requires Genzyme to exchange, redeem or distribute a dividend to the holders of Molecular Oncology Stock or Biosurgery Stock, if all or substantially all of the assets allocated to those corresponding divisions are sold to a third party (a dividend or redemption payment must equal in value the net after-tax proceeds from the sale; an exchange must be for Genzyme General Stock at a 10% premium to the average market price of the exchanged stock following the announcement of the sale).

    To determine earnings per share, Genzyme allocates its earnings to each series of its common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock are defined in Genzyme's charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from that division in accordance with Genzyme's management and accounting policies. Genzyme's charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. However, subject to its fiduciary duties, Genzyme's board of directors can, at its discretion, change the methods of allocating earnings to each series of common stock without shareholder approval. Genzyme intends to allocate earnings using its current methods for the foreseeable future.

    Because the earnings allocated to each series of stock are based on the income or losses attributable to each corresponding division, Genzyme provides financial statements and management's discussion and analysis of Genzyme Corporation and of each of its divisions to aid investors in evaluating Genzyme's performance and the performance of each of its divisions.

    On December 14, 2000, Genzyme acquired GelTex Pharmaceuticals, Inc., a public company engaged in developing therapeutic products based on polymer technology. Genzyme accounted for the acquisition as a purchase and allocated it to Genzyme General. Accordingly, the results of operations

                      GENZYME CORPORATION AND SUBSIDIARIES
of GelTex are included in Genzyme's consolidated financial statements and the combined financial statements of Genzyme General from the date of acquisition.

    As part of the acquisition of GelTex, Genzyme acquired all of GelTex's interest in RenaGel-TM- LLC, Genzyme's joint venture with GelTex. Prior to the acquisition of GelTex, Genzyme accounted for Genzyme's investment in RenaGel-TM-LLC under the equity method. These summary financial statements reflect the consolidation of RenaGel-TM- LLC into Genzyme's financial statements and accounting for its purchase of GelTex's 50% interest in the joint venture using the purchase method of accounting.

    On December 18, 2000, Genzyme acquired Biomatrix, Inc., a public company engaged in the development and manufacturing of viscoelastic biomaterials for use in orthopaedic and other medical applications. At the time of the merger, Genzyme created Genzyme Biosurgery as a new division. Genzyme reallocated the businesses of two of its then-existing divisions--Genzyme Surgical Products and Genzyme Tissue Repair--to Genzyme Biosurgery and allocated the acquired businesses of Biomatrix to Genzyme Biosurgery. As a result of this transaction, Genzyme amended its charter to create Biosurgery Stock and eliminate Surgical Products Division common stock, which Genzyme refers to as "Surgical Products Stock," and Tissue Repair Division common stock, which Genzyme refers to as "Tissue Repair Stock." Each outstanding share of, or option to purchase, Surgical Products Stock was converted into the right to receive 0.6060 of a share of, or option to purchase, Biosurgery Stock and each outstanding share of, or option to purchase, Tissue Repair Stock was converted into the right to receive 0.3352 of a share of, or option to purchase, Biosurgery Stock. Genzyme accounted for the acquisition of Biomatrix as a purchase and, accordingly, the results of operations of Biomatrix are included in Genzyme's consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

    In addition, because Genzyme is in the process of acquiring Wyntek and expects to close the acquisition in the second quarter of 2001, you should read Genzyme's selected historical financial data in conjunction with Wyntek's historical financial statements and related notes contained in Genzyme's current report on Form 8-K filed with the SEC on May 18, 2001.

    While each series of Genzyme's tracking stock is designed to reflect each division's performance, it is common stock of Genzyme Corporation and not of a division; each division is not a company or legal entity, and therefore does not and cannot issue stock. Consequently, holders of each tracking stock have no specific rights to assets allocated to each division. Genzyme Corporation continues to hold title to all of the assets allocated to the corresponding division and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Holders of each tracking stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to each division are subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, holders of each tracking stock would only have the rights of common stockholders in the combined assets of Genzyme.

    As market or competitive conditions warrant, Genzyme may create new series of tracking stock or change its earnings allocation methodology. However, at the present time, it has no plans to do so.

    This information is only a summary. You should read it in conjunction with Genzyme's historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Genzyme's annual reports, quarterly reports and other information on file with the SEC. For more details on how you can obtain these reports and other information, you should read the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on
page   .

                      GENZYME CORPORATION AND SUBSIDIARIES

                             (AMOUNTS IN THOUSANDS)

                                                                                                           THREE MONTHS ENDED
                                                            FOR THE YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                  ----------------------------------------------------   -----------------------
                                                    1996       1997       1998       1999       2000        2000         2001
                                                  --------   --------   --------   --------   --------   ----------   ----------
                                                                                                               (UNAUDITED)
HISTORICAL CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Revenues:
  Net product sales.............................  $424,483   $529,927   $613,685   $683,482   $811,897    $184,421     $250,830
  Net service sales.............................    68,950     67,158     74,791     79,448     84,482      20,966       23,760
  Revenues from research and development
    contracts:
    Related parties.............................    23,011      8,356      5,745      2,012        509         131          319
    Other.......................................     2,310      3,400     15,114      7,346      6,432       2,612        3,352
                                                  --------   --------   --------   --------   --------    --------     --------
      Total revenues............................   518,754    608,841    709,335    772,288    903,320     208,130      278,261
                                                  --------   --------   --------   --------   --------    --------     --------
Operating costs and expenses:
  Cost of products sold(1)......................   155,930    206,028    211,076    182,337    232,383      48,259       76,532
  Cost of services sold.........................    54,082     47,289     48,586     49,444     50,177      11,851       13,421
  Selling, general and administrative...........   162,264    200,476    215,203    242,797    264,551      61,551       91,114
  Research and development (including research
    and development related to contracts).......    80,849     89,558    119,005    150,516    169,478      55,699       57,110
  Amortization of intangibles...................     8,849     17,245     24,334     24,674     22,974       6,098       28,991
  Purchase of in-process research and
    development(2)..............................   130,639      7,000         --      5,436    200,191          --           --
  Charge for impaired asset(3)..................        --         --         --         --      4,321          --           --
  Other.........................................     1,465         --         --         --         --          --
                                                  --------   --------   --------   --------   --------    --------     --------
      Total operating costs and expenses........   594,078    567,596    618,204    655,204    944,075     183,458      267,168
                                                  --------   --------   --------   --------   --------    --------     --------
Operating income (loss).........................   (75,324)    41,245     91,131    117,084    (40,755)     24,672       11,093
                                                  --------   --------   --------   --------   --------    --------     --------
Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates..................................    (5,373)   (12,258)   (29,006)   (42,696)   (44,965)     (8,133)      (9,015)
  Gain on affiliate sale of stock(4)............     1,013         --      2,369      6,683     22,689      20,270           --
  Minority interest in net loss of subsidiary...        --         --      4,285      3,674      4,625         856        1,274
  Gain on sale of investments in equity
    securities..................................     1,711         --      3,391      1,963     23,173          --           --
  Gain on sale of product line(5)...............        --         --     31,202      8,018         --          --           --
  Charge for impaired investments...............        --         --     (3,397)    (5,712)    (7,300)         --           --
  Other(6)......................................        --     (2,000)        --     14,527      5,188           2       (3,710)
  Investment income.............................    15,341     11,409     25,055     36,158     45,593       9,944       10,148
  Interest expense..............................    (6,990)   (12,667)   (22,593)   (21,771)   (15,710)     (3,939)     (11,370)
                                                  --------   --------   --------   --------   --------    --------     --------
      Total other income (expenses).............     5,702    (15,516)    11,306        844     33,293      19,000      (12,673)
                                                  --------   --------   --------   --------   --------    --------     --------
Income (loss) before income taxes...............   (69,622)    25,729    102,437    117,928     (7,462)     43,672       (1,580)
Benefit from (provision for) income taxes.......    (3,195)   (12,100)   (39,870)   (46,947)   (55,478)    (11,854)         670
                                                  --------   --------   --------   --------   --------    --------     --------
Net income (loss) before cumulative effect of
  change in accounting principle................   (72,817)    13,629     62,567     70,981    (62,940)     31,818         (910)
Cumulative effect of change in accounting
  principle, net of tax(7)......................        --         --         --         --         --          --        4,167
                                                  --------   --------   --------   --------   --------    --------     --------
Net income (loss)...............................  $(72,817)  $ 13,629   $ 62,567   $ 70,981   $(62,940)   $ 31,818     $  3,257
                                                  ========   ========   ========   ========   ========    ========     ========

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                            THREE MONTHS ENDED
                                                             FOR THE YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                   ----------------------------------------------------   -----------------------
                                                     1996       1997       1998       1999       2000        2000         2001
                                                   --------   --------   --------   --------   --------   ----------   ----------
                                                                                                                (UNAUDITED)
NET INCOME (LOSS) PER SHARE:
ALLOCATED TO GENZYME GENERAL STOCK(8, 9):
  Genzyme General net income (loss) before
    cumulative effect of change in accounting
    principle....................................  $(10,687)  $76,642    $133,052   $142,077   $ 85,956    $45,309      $25,145
  Cumulative effect of change in accounting
    principle, net of tax(7).....................        --        --          --         --         --         --        4,167
                                                   --------   -------    --------   --------   --------    -------      -------
  Genzyme General net income (loss)..............   (10,687)   76,642     133,052    142,077     85,956     45,309       29,312
  Genzyme Surgical Products net loss.............   (44,313)  (29,740)    (49,856)   (27,523)        --         --           --
  Tax benefit allocated from Genzyme
    Biosurgery...................................    24,498    27,778      34,330     26,994     28,023      5,232        8,116
  Tax benefit allocated from Genzyme Molecular
    Oncology.....................................        --     2,755       3,527      7,812      7,476      1,096        2,826
                                                   --------   -------    --------   --------   --------    -------      -------
  Net income (loss) allocated to Genzyme General
    Stock........................................  $(30,502)  $77,435    $121,053   $149,360   $121,455    $51,637      $40,254
                                                   ========   =======    ========   ========   ========    =======      =======
  Net income (loss) per share of Genzyme General
    Stock:
    Basic:
      Net income (loss) per share before
        cumulative effect of change in accounting
        principle................................  $  (0.45)  $  1.01    $   1.53   $   1.80   $   1.41    $  0.61      $  0.38
      Cumulative effect of change in accounting
        principle, net of tax(7).................        --        --          --         --         --         --         0.04
                                                   --------   -------    --------   --------   --------    -------      -------
      Net income (loss) per share allocated to
        Genzyme General Stock....................  $  (0.45)  $  1.01    $   1.53   $   1.80   $   1.41    $  0.61      $  0.42
                                                   ========   =======    ========   ========   ========    =======      =======

    Diluted:
      Net income (loss) per share before
        cumulative effect of change in accounting
        principle................................  $  (0.45)  $  0.98    $   1.48   $   1.71   $   1.35    $  0.57      $  0.36
      Cumulative effect of change in accounting
        principle, net of tax(7).................        --        --          --         --         --         --         0.04
                                                   --------   -------    --------   --------   --------    -------      -------
      Net income (loss) per share allocated to
        Genzyme General Stock....................  $  (0.45)  $  0.98    $   1.48   $   1.71   $   1.35    $  0.57      $  0.40
                                                   ========   =======    ========   ========   ========    =======      =======

    Weighted average shares outstanding:
      Basic......................................    68,289    76,531      79,063     83,092     86,131     84,502       95,875
                                                   ========   =======    ========   ========   ========    =======      =======
      Diluted....................................    68,289    78,925      85,822     93,228     89,683     94,726      100,400
                                                   ========   =======    ========   ========   ========    =======      =======

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                                            THREE MONTHS ENDED
                                                             FOR THE YEARS ENDED DECEMBER 31,                    MARCH 31,
                                                   ----------------------------------------------------   -----------------------
                                                     1996       1997       1998       1999       2000        2000         2001
                                                   --------   --------   --------   --------   --------   ----------   ----------
                                                                                                                (UNAUDITED)
ALLOCATED TO BIOSURGERY STOCK(9, 10):
  Genzyme Biosurgery net loss....................                                              $(87,636)                $(35,327)
  Allocated tax benefit..........................                                                   448                    4,604
                                                                                               --------                 --------
  Net loss allocated to Biosurgery Stock.........                                              $(87,188)                $(30,723)
                                                                                               ========                 ========
  Net loss per share of Biosurgery Stock--basic
    and diluted..................................                                              $  (2.40)                $  (0.84)
                                                                                               ========                 ========
  Weighted average shares outstanding............                                                36,359                   36,402
                                                                                               ========                 ========

ALLOCATED TO MOLECULAR ONCOLOGY STOCK(9, 11):
  Net loss.......................................             $(19,578)  $(19,107)  $(28,832)  $(23,096)   $ (5,057)    $ (6,274)
                                                              ========   ========   ========   ========    ========     ========
  Net loss per share of Molecular Oncology
    Stock--basic and diluted.....................             $  (4.64)  $  (3.81)  $  (2.25)  $  (1.60)   $  (0.37)    $  (0.39)
                                                              ========   ========   ========   ========    ========     ========
  Weighted average shares outstanding............                3,929      5,019     12,826     14,446      13,495       15,907
                                                              ========   ========   ========   ========    ========     ========

ALLOCATED TO SURGICAL PRODUCTS STOCK:(9, 10, 12):
  Net loss.......................................                                   $(20,514)  $(54,748)   $(10,043)
                                                                                    ========   ========    ========
  Net loss per share of Surgical Products
    Stock--basic and diluted.....................                                   $  (1.38)  $  (3.67)   $  (0.68)
                                                                                    ========   ========    ========
  Weighted average shares outstanding............                                     14,835     14,900      14,855
                                                                                    ========   ========    ========

ALLOCATED TO TISSUE REPAIR STOCK:(9, 10)
  Net loss.......................................  $(42,315)  $(45,984)  $(40,386)  $(30,040)  $(19,833)   $ (4,971)
                                                   ========   ========   ========   ========   ========    ========
  Net loss per share of Tissue Repair
    Stock--basic and diluted.....................  $  (3.38)  $  (3.07)  $  (1.99)  $  (1.26)  $  (0.69)   $  (0.17)
                                                   ========   ========   ========   ========   ========    ========
  Weighted average shares outstanding............    12,525     14,976     20,277     23,807     28,716    $ 28,531
                                                   ========   ========   ========   ========   ========    ========

                                                                             DECEMBER 31,                             MARCH 31,
                                                    --------------------------------------------------------------   -----------
                                                       1996         1997         1998         1999         2000         2001
                                                    ----------   ----------   ----------   ----------   ----------   -----------
                                                                                                                     (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
Cash and investments..............................  $  187,955   $  246,341   $  575,729   $  652,990   $  639,640   $  619,614
Working capital...................................     395,605      350,822      417,135      592,249      559,652      573,270
Total assets......................................   1,270,508    1,295,453    1,688,854    1,787,282    3,318,100    3,264,412
Long-term debt, capital lease obligations and
  convertible debt(13)............................     242,997      171,181      387,793      295,702      685,137      684,443
Stockholders' equity(7)...........................     902,309    1,012,050    1,172,554    1,356,392    2,175,141    2,168,357

    There were no cash dividends paid.

------------------------------

(1) Cost of products sold for 1998 includes a $14.8 million charge to write-down excess Ceredase-Registered Trademark- enzyme inventory and a $10.4 million charge to write-down Genzyme's Sepra-TM- products inventory to net realizable value. Cost of products sold for 1997 includes an $18.1 million charge in connection with the discontinuance of Genzyme's melatonin, bulk pharmaceuticals and fine chemicals product lines.

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(2) Charges for in-process research and development were incurred in connection with the following acquisitions:

    - 1996-- $106.4 million from the acquisition of Neozyme II Corporation and $24.2 million from the acquisition of Deknatel Snowden Pencer-Registered Trademark-, Inc.

    - 1997-- $7.0 million from the acquisition of PharmaGenics, Inc.

    - 1999-- $5.4 million from the acquisition of Peptimmune, Inc.

    - 2000-- $118.0 million from the acquisition of GelTex
            Pharmaceuticals, Inc. and $82.1 million from the acquisition of Biomatrix, Inc.

(3) Represents a charge to write off abandoned equipment at Genzyme's Springfield Mills manufacturing facility in the United Kingdom.

(4) During 2000, in accordance with Genzyme's policy pertaining to affiliate sales of stock, Genzyme recorded gains of $22.7 million relating to public offerings of common stock by its unconsolidated affiliate, Genzyme Transgenics Corporation, of which $20.3 million was recorded in the three months ended March 31, 2000. In 1999, Genzyme's gain on affiliate sale of stock represents the gain on its investment in Genzyme Transgenics as a result of Genzyme Transgenics' various issuances of additional shares of its common stock.

(5) Gain on sale of product line of $31.2 million in 1998 relates to the sale of Genzyme's research products business assets to Techne Corporation in July 1998. Gain on sale of product line in 1999 consists of $7.5 million, representing the payment of a note receivable that Genzyme received as partial consideration for the sale of Genetic Design, Inc. to Laboratory Corporation of America in 1996, and $0.5 million relating to the sale of its immunochemistry business assets to an operating unit of Sybron Laboratory Products Corp.

(6) Other income in 2000 includes a $5.1 million payment received in connection with the settlement of a lawsuit. Other income in 1999 includes the receipt of a $14.4 million payment associated with the termination of Genzyme's agreement to acquire Cell Genesys, Inc., net of acquisition related expenses.

(7) On January 1, 2001, we adopted Statement of Financial Accounting Standards ("SFAS") 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 137 and SFAS 138. In accordance with the transition provisions of SFAS 133, we recorded a cumulative-effect adjustment of $4.2 million, net of tax, in our unaudited, consolidated statement of operations to record the fair value of certain derivative instruments held on January 1, 2001.

(8) Until the distribution of Surgical Products Stock on June 28, 1999, Genzyme Surgical Products' net losses were included in the determination of income allocated to Genzyme General Stock. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1996, net income allocated to Genzyme General Stock and weighted average shares of Genzyme General Stock outstanding would have been as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                             1996       1997       1998       1999
                                                           --------   --------   --------   --------
Net income allocated to Genzyme General Stock............  $13,811    $107,175   $170,909   $176,883
Weighted average shares outstanding:
  Basic..................................................   68,289      76,531     79,063     83,092
  Diluted................................................   73,038      78,925     85,822     93,228

(9) To determine earnings per share, Genzyme allocates earnings to each series of its common stock based on the earnings attributable to that series of stock. The earnings attributable to Genzyme General Stock is defined in Genzyme's charter as the net income or loss of Genzyme General determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme General in accordance with Genzyme's management and accounting policies. Earnings attributable to Biosurgery Stock and Molecular Oncology Stock are defined similarly and, therefore, are based on the net income or loss of the corresponding division.

                      GENZYME CORPORATION AND SUBSIDIARIES

                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

(10) Genzyme created Genzyme Biosurgery on December 18, 2000. Prior to this date, the operations allocated to Genzyme Biosurgery were included in the operations allocated to Genzyme Surgical Products and Genzyme Tissue Repair and as of that date, the operations of Genzyme Surgical Products and Genzyme Tissue Repair ceased. Net loss per share of Biosurgery Stock for 2000 is calculated using the net loss allocated to Biosurgery Stock for the period from December 19, 2000 through December 31, 2000 and the weighted average shares of Biosurgery Stock outstanding during the same period. Loss per share data are not presented for Genzyme Biosurgery for the years ended December 31, 1996, 1997, 1998 and 1999 or for the period from January 1, 2000 to December 18, 2000, as there were no shares of Biosurgery Stock outstanding during those periods.

(11) Genzyme created Genzyme Molecular Oncology on June 18, 1997. Prior to this date, the operations of Genzyme Molecular Oncology were included in the determination of income allocated to Genzyme General Stock. Net loss per share of Molecular Oncology Stock for 1997 is calculated using the net loss allocated to Genzyme Molecular Oncology for the period June 18, 1997 through December 31, 1997 and the weighted average shares outstanding during the same period. Loss per share data are not presented for Genzyme Molecular Oncology for the year ended December 31, 1996 or for the period from January 1, 1997 to June 17, 1997, as there were no shares of Molecular Oncology Stock outstanding during those periods.

(12) Genzyme created Genzyme Surgical Products on June 28, 1999. Prior to this date, the operations of Genzyme Surgical Products were included in the operations allocated to Genzyme General and, therefore, in the net income allocated to Genzyme General Stock. Net loss per share of Surgical Products Stock for 1999 is calculated using the net loss allocated to Genzyme Surgical Products for the period June 28, 1999 through December 31, 1999 and the weighted average shares outstanding during the same period. Loss per share data is not presented for Genzyme Surgical Products for the years ended December 31, 1996, 1997 and 1998 or for the period from January 1, 1999 to June 28, 1999, as there were no shares of Surgical Products Stock outstanding during those periods. If the shares of Surgical Products Stock initially issued on June 28, 1999 were assumed to be outstanding since January 1, 1996, net loss allocated to Surgical Products Stock and weighted average shares outstanding would have been as follows:

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                           -----------------------------------------
                                                             1996       1997       1998       1999
                                                           --------   --------   --------   --------
                                                                    (AMOUNTS IN THOUSANDS)
Net loss allocated to Surgical Products Stock............  $(44,313)  $(29,740)  $(49,856)  $(48,037)
Weighted average shares outstanding -- basic and
  diluted................................................    14,800     14,800     14,800     14,800

(13) At December 31, 2000 and at March 31, 2001, consists primarily of
    $250.0 million in principal of Genzyme's 5 1/4% convertible subordinated notes, $368.0 million outstanding under a revolving credit facility, and a $25.0 million capital lease obligation. In 1999 and 1998 consists primarily of $250.0 million in principal of Genzyme's 5 1/4% convertible subordinated notes. In 1997 consists primarily of $118.0 million outstanding under a revolving credit facility and in 1996 consists primarily of $218.0 million outstanding under that facility.

                               GENZYME BIOSURGERY
                       A DIVISION OF GENZYME CORPORATION
                       SELECTED HISTORICAL FINANCIAL DATA

    Genzyme is providing the following information to aid you in your analysis of the financial aspects of the merger. The table below represents selected historical combined statements of operations and combined balance sheet data for Genzyme Biosurgery. Genzyme derived the balance sheet data at December 31, 2000 and 1999 and the statements of operations data for the years ended December 31, 1998 through December 31, 2000 from the audited financial statements of Genzyme Biosurgery for those periods. Genzyme derived the statements of operations data for the years ended December 31, 1997 and 1998 and the three months ended
March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 from the unaudited financial statements of Genzyme Biosurgery for those periods. In the opinion of Genzyme's management, the unaudited financial statements (except for the impact of adopting Statement of Financial Accounting Standards No. 133, "Accounting for Derivatives and Hedging Activities," on January 1, 2001) for Genzyme Biosurgery have been prepared on a basis consistent with its audited financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for Genzyme Biosurgery for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

    Genzyme Biosurgery is an operating division of Genzyme that develops, manufactures and sells instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphsis on the orthopaedic and cardiothoracic markets.

    A series of Genzyme's common stock, Biosurgery Stock is designed to reflect the value and track the performance of this division. Biosurgery Stock is common stock of Genzyme Corporation, not of Genzyme Biosurgery; Genzyme Biosurgery is a division, not a company or legal entity, and therefore does not and cannot issue stock. The chief mechanisms intended to cause Biosurgery Stock to "track" the financial performance of Genzyme Biosurgery are provisions in Genzyme's charter governing dividends and distributions. Under these provisions, Genzyme's charter:

    - factors the assets and liabilities and income or losses attributable to Genzyme Biosurgery into the determination of the amount available to pay dividends on Biosurgery Stock; and

    - requires Genzyme to exchange, redeem or distribute a dividend to the holders of Biosurgery Stock if all or substantially all of the assets allocated to Genzyme Biosurgery are sold to a third party.

    Because the earnings allocated to Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, Genzyme includes financial statements and management's discussion and analysis of Genzyme Biosurgery to aid investors in evaluating its performance.

    On December 18, 2000, Genzyme created Genzyme Biosurgery by combining two of its divisions, Genzyme Surgical Products and Genzyme Tissue Repair to form one new division, and simultaneously acquiring Biomatrix, Inc. The accompanying financial data reflects the financial position and results of operations of Genzyme Biosurgery as if it has been accounted for as a separate division of Genzyme for all periods presented, as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. Genzyme accounted for the acquisition as a purchase and accordingly, the results of operations of Biomatrix are included in its consolidated financial statements and the combined financial statements of Genzyme Biosurgery from the date of acquisition.

    This information is only a summary. You should read it in conjunction with Genzyme's historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Genzyme's annual reports, quarterly reports and other information on file with the SEC. For more details on how you can obtain these reports and other information, you should read the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on
page   .

                               GENZYME BIOSURGERY
                       A DIVISION OF GENZYME CORPORATION
                 SELECTED HISTORICAL FINANCIAL DATA (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

                                                                                                           THREE MONTHS ENDED
                                                           FOR THE YEARS ENDED DECEMBER 31,                     MARCH 31,
                                                 -----------------------------------------------------   -----------------------
                                                   1996       1997       1998       1999       2000         2000         2001
                                                 --------   --------   --------   --------   ---------   ----------   ----------
                                                                                                               (UNAUDITED)
COMBINED STATEMENTS OF OPERATIONS DATA(1):
Revenues:
  Net product sales............................  $ 50,714   $100,835   $103,958   $111,951   $ 121,870    $ 29,082     $ 48,624
  Net service sales............................     7,312     10,856     17,008     20,305      23,321       5,846        5,528
  Revenues from research and development
    contracts..................................        --         --        109         97          23          21            4
                                                 --------   --------   --------   --------   ---------    --------     --------
      Total revenues...........................    58,026    111,691    121,075    132,353     145,214      34,949       54,156
                                                 --------   --------   --------   --------   ---------    --------     --------
Operating costs and expenses:
  Cost of products sold(2).....................    32,654     59,802     72,274     67,212      69,489      16,039       28,638
  Cost of services sold........................    11,193     11,788     13,438     13,237      12,298       3,023        3,137
  Selling, general and administrative..........    55,510     79,632     81,876     87,841      92,238      22,139       30,692
  Research and development.....................    18,573     22,132     29,050     36,075      37,000       8,842       10,719
  Amortization of intangibles..................     2,984      5,647      5,748      5,750       7,096       1,426       11,321
  Purchase of in-process research and
    development(3).............................    24,170         --         --         --      82,143          --           --
  Charge for impaired asset(4).................        --         --         --         --       4,321          --           --
                                                 --------   --------   --------   --------   ---------    --------     --------
      Total operating costs and expenses.......   145,084    179,001    202,386    210,115     304,585      51,469       84,507
                                                 --------   --------   --------   --------   ---------    --------     --------
Operating loss.................................   (87,058)   (67,310)   (81,311)   (77,762)   (159,371)    (16,520)     (30,351)
                                                 --------   --------   --------   --------   ---------    --------     --------

Other income (expenses):
  Equity in net loss of unconsolidated
    affiliates(5,6)............................    (1,725)    (6,797)    (7,680)    (3,403)         --          --         (536)
  Charge for impaired investments(7)...........        --         --         --         --      (7,300)         --           --
  Investment income............................     1,516      1,077      1,320      4,808       5,833       1,784          512
  Interest expense.............................      (206)    (2,930)    (2,631)    (1,858)     (1,364)       (301)      (4,959)
  Other........................................         8        236         60        138         (15)         23            7
                                                 --------   --------   --------   --------   ---------    --------     --------
      Total other income (expenses)............      (407)    (8,414)    (8,931)      (315)     (2,846)      1,506       (4,976)
                                                 --------   --------   --------   --------   ---------    --------     --------
Loss before income taxes.......................   (87,465)   (75,724)   (90,242)   (78,077)   (162,217)    (15,014)     (35,327)
Tax benefit....................................       837         --         --         --          --          --           --
                                                 --------   --------   --------   --------   ---------    --------     --------
Division net loss..............................  $(86,628)  $(75,724)  $(90,242)  $(78,077)  $(162,217)   $(15,014)    $(35,327)
                                                 ========   ========   ========   ========   =========    ========     ========

                                                                               DECEMBER 31,                        MARCH 31,
                                                           ----------------------------------------------------   ------------
                                                             1996       1997       1998       1999       2000         2001
                                                           --------   --------   --------   --------   --------   ------------
                                                                                                                  (UNAUDITED)
COMBINED BALANCE SHEET DATA(1):
Cash and investments.....................................  $ 18,412   $ 32,890   $  7,732   $135,498   $ 78,163     $ 21,548
Working capital..........................................    54,788     65,902     26,253    110,577     98,819       47,793
Total assets.............................................   296,202    299,792    253,170    390,572    811,600      770,131
Long-term debt, capital lease obligations and convertible
  debt...................................................    18,000     31,089     12,579     18,000    229,453      229,308
Division equity..........................................   257,124    255,172    210,692    350,463    511,106      478,774

------------------------------

(1) Genzyme formed Genzyme Biosurgery as a separate division of Genzyme on December 18, 2000 by combining two of its divisions, Genzyme Surgical Products and Genzyme Tissue Repair, and simultaneously acquiring
    Biomatrix, Inc. This data reflects the financial position, results of operations and cash flows attributable to Genzyme Biosurgery as if it had been accounted for as a separate division of the corporation for all periods presented as it relates to Genzyme Surgical Products and Genzyme Tissue Repair. The results of operations of Biomatrix are included in Genzyme Biosurgery's results from the date of acquisition, December 18, 2000.

                               GENZYME BIOSURGERY
                       A DIVISION OF GENZYME CORPORATION
                 SELECTED HISTORICAL FINANCIAL DATA (CONTINUED)
                             (AMOUNTS IN THOUSANDS)

(2) Cost of products sold for 1998 includes a $10.4 million charge to write-down Genzyme's Sepra-TM- products inventory to net realizable value.

(3) Charges for in-process research and development were incurred in connection with the following acquisitions:

    - 1996--$24.2 million from the acquisition of Deknatel Snowden Pencer-Registered Trademark-, Inc.; and

    - 2000--$82.1 million from the acquisition of Biomatrix.

(4) Represents a charge to write-off abandoned equipment at Genzyme's Springfield Mills manufacturing facility in the United Kingdom.

(5) Operations of Diacrin/Genzyme LLC, Genzyme's joint venture with
    Diacrin, Inc. commenced in October 1996 and was allocated to Genzyme Biosurgery. In May 1999, Genzyme reallocated its ownership interest in the joint venture from Genzyme Biosurgery to Genzyme General.

(6) In January 2001, Focal, Inc. completed the exercise of its option to require Genzyme to purchase $5.0 million of Focal common stock at a price of $2.06 per share, at which time Genzyme began accounting for its investment under the equity method. Genzyme allocates its investment in Focal to Genzyme Biosurgery. Subject to certain conditions, Genzyme is committed, at Focal's option, exercisable from June 15, 2001 to July 12, 2001, to make an additional equity investment payable in four installments on July 16, July 31, August 15 and August 31, 2001 of up to an aggregate of $5.0 million.

(7) Represents a charge for the write-down of a strategic equity investment whose decline in market value was deemed as "other than temporary."

                                  FOCAL, INC.

                             (AMOUNTS IN THOUSANDS)

    Focal is providing the following information to aid you in your analysis of the financial aspects of the merger. The table below represents Focal's selected historical condensed statements of operations and balance sheet data. The statement of operations data and balance sheet data for the years ended
December 31, 1996 through December 31, 2000 are derived from Focal's audited financial statements. The statement of operations data for the three months ended March 31, 2000 and 2001 and the balance sheet data as of March 31, 2001 are derived from Focal's unaudited financial statements for those periods. In the opinion of Focal's management, the unaudited financial statements have been prepared on a basis consistent with the audited financial statements and include all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for these periods. The operating results for the three months ended March 31, 2001 are not necessarily indicative of the results that may be expected for the entire fiscal year.

    This information is only a summary. You should read it in conjunction with Focal's historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in Focal's annual reports, quarterly reports and other information on file with the SEC. For more details on how you can obtain these reports and other information, you should read the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on
page   .

                                                                                                            THREE MONTHS ENDED
                                                        FOR THE YEARS ENDED DECEMBER 31,                         MARCH 31,
                                          -------------------------------------------------------------   -----------------------
                                            1996         1997         1998         1999         2000         2000         2001
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
                                                                                                                (UNAUDITED)
STATEMENTS OF OPERATIONS DATA:
Revenues:
  Collaborative research and development
    revenues............................  $   3,098   $   17,489   $    5,114   $    1,773   $      874   $     200    $      249
  Product revenues......................         --           --        3,071        1,423        1,721         237           613
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
      Total revenues....................      3,098       17,489        8,185        3,196        2,595         437           862
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------

Costs and expenses:
  Cost of product revenues..............         --           --        3,740        2,373        2,842         456           771
  Research and development..............     11,680       15,712       15,590       14,454        8,112       3,166         1,369
  Sales, general and administrative.....      2,175        3,058        3,815        3,919        6,000         864         1,446
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
      Total costs and expenses..........     13,855       18,770       23,145       20,746       16,954       4,486         3,586
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Operating loss..........................    (10,757)      (1,281)     (14,960)     (17,550)     (14,359)     (4,049)       (2,724)
Insurance recovery......................         --           --           --           --          475         475            --
Interest income and other income........        691          968        1,765          908          705         132            99
Interest expense........................        (92)        (129)        (212)        (199)        (298)
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Loss before cumulative effect of change
  in accounting principle...............    (10,158)        (442)     (13,407)     (16,841)     (13,477)     (3,442)       (2,625)
Cumulative effect of change in
  accounting principle(1)...............         --           --           --           --       (5,600)     (5,600)           --
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
Net loss................................  $ (10,158)  $     (442)  $  (13,407)  $  (16,841)  $  (19,077)  $  (9,042)   $   (2,625)
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Amounts per common share:
  Loss before cumulative effect of
    change in accounting principle,
    basic and diluted(2)................  $   (1.26)  $    (0.04)  $    (1.01)  $    (1.24)  $    (0.92)  $   (0.24)   $    (0.15)
  Cumulative effect of change in
    accounting principle................         --           --           --           --        (0.38)      (0.40)           --
                                          ---------   ----------   ----------   ----------   ----------   ----------   ----------
  Net loss per share, basic and
    diluted(2)..........................  $   (1.26)  $    (0.04)  $    (1.01)  $    (1.24)  $    (1.30)  $   (0.64)   $    (0.15)
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========
Shares used in computing net loss per
  share, basic and diluted..............  8,088,898   10,410,091   13,291,182   13,551,856   14,707,345   14,235,994   17,283,249
                                          =========   ==========   ==========   ==========   ==========   ==========   ==========

                                  FOCAL, INC.

                             (AMOUNTS IN THOUSANDS)

                                                                                  DECEMBER 31,                        MARCH 31,
                                                              ----------------------------------------------------   ------------
                                                                1996       1997       1998       1999       2000         2001
                                                              --------   --------   --------   --------   --------   ------------
                                                                                                                     (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents and marketable securities............  $12,208    $33,239    $25,346    $13,463     $3,874      $ 5,692
Working capital.............................................    9,003     30,867     22,188     11,325      2,108        4,370
Total assets................................................   14,089     39,606     30,461     18,751      9,037       10,234
Capital lease obligations, long-term portion................      315      1,422      1,391      1,333        651          535
Deferred revenue............................................       --         --         --         --      4,000        3,800
Total stockholders' equity..................................   10,099     32,512     23,776     13,148       (176)       2,228

------------------------------

(1) The cumulative effect of a change in accounting principle is a one-time noncash charge relating to Focal's adoption of Staff Accounting Bulletin
    No. 101 ("SAB 101"). SAB 101 was issued by the Securities and Exchange Commission ("SEC") in December 1999. SAB 101 provides guidance related to revenue recognition policies based on interpretations and practices followed by the SEC. The impact of Focal's adoption of SAB 101 was to defer revenue recognition for certain portions of the revenue previously recognized by the Company under its collaborative research and development arrangements into future accounting periods.

(2) Pro forma in 1996 and 1997--pro forma net loss per share for 1997 is computed using the weighted average number of outstanding common shares and convertible preferred shares, assuming conversion at date of issuance. Historical earnings per share for 1997 has not been presented since such amounts are not deemed meaningful due to the significant change in Focal's capital structure that occurred in connection with its initial public offering in 1997.

                           COMPARATIVE PER SHARE DATA

    We are providing the following comparative per share information to aid you in your analysis of the financial aspects of the merger. You should read this information in conjunction with Genzyme's and Focal's historical financial statements that are incorporated by reference into this proxy statement/ prospectus, and the pro forma combined financial statements and the related notes that are included elsewhere in this proxy statement/prospectus. The pro forma consolidated per share data presented below reflect the purchase method of accounting for business combinations. The results may have been different if our companies had always been consolidated.

    Holders of Biosurgery Stock have no specific rights to any particular asset or group of assets of Genzyme. Genzyme continues to hold title to all of its assets and is responsible for all of its liabilities, regardless of what it deems for financial statement presentation purposes as allocated to any division. Common stockholders are, therefore, subject to the risks of investing in the businesses, assets and liabilities of Genzyme as a whole.

    Both Genzyme and Focal have fiscal years ending on December 31. The Focal pro forma equivalent per share data equals the exchange ratio of 0.1545 multiplied by the pro forma per share data for Biosurgery Stock. The pro forma per share data are not necessarily indicative of the results that would have occurred if the merger had been completed on the dates indicated or the results that will occur after the merger. No cash dividends have ever been paid or declared on shares of Focal common stock or Biosurgery Stock. Genzyme does not anticipate paying cash dividends on Biosurgery Stock in the foreseeable future. For more details, you should read the section of this proxy statement/ prospectus entitled "UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION"
beginning on page   .

                                                                 YEAR ENDED       THREE MONTHS ENDED
                                                              DECEMBER 31, 2000     MARCH 31, 2001
                                                              -----------------   -------------------
                                                                                      (UNAUDITED)
GENZYME CORPORATION(1):
  Net income (loss) per share of Genzyme General Stock:
    Historical basic........................................       $ 1.41               $ 0.42
    Historical diluted......................................         1.35                 0.40
    Pro forma combined--basic...............................         1.70                 0.43
    Pro forma combined--diluted.............................         1.62                 0.41
  Net loss per share of Biosurgery Stock:
    Historical basic and diluted(2).........................        (2.40)               (0.84)
    Pro forma combined--basic and diluted(3)................        (3.44)               (0.87)
  Net loss per share of Molecular Oncology Stock:
    Historical basic and diluted(4).........................        (1.60)               (0.39)
  Net loss per share of Surgical Products Stock:
    Historical basic and diluted(5).........................        (3.67)                  --
  Net loss per share of Tissue Repair Stock:
    Historical basic and diluted(5).........................        (0.69)                  --

FOCAL, INC.:
  Net loss per common share:
    Historical basic and diluted............................       $(1.30)              $(0.15)
  Pro forma per share equivalent--basic and diluted.........        (0.53)               (0.13)

------------------------------

(1) Note that book value per share data is not presented because it is not meaningful.

(2) 2000 historical is for the period from December 18, 2000 (date of issuance of Biosurgery Stock) to December 31, 2000.

(3) Pro forma combined per share amounts for Biosurgery Stock also reflect the changes in earnings allocations resulting from the December 18, 2000 distribution of Biosurgery Stock as if this change took place on January 1, 2000.

(4) Pro forma per share equivalent amounts are not shown for Molecular Oncology Stock, Surgical Products Stock and Tissue Repair Stock because amounts are the same as historical.

(5) Surgical Products Stock and Tissue Repair Stock are assumed to have been cancelled as of January 1, 2000 for pro forma purposes.

                                  RISK FACTORS

    IN ADDITION TO THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/ PROSPECTUS, YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS DESCRIBED BELOW IN DECIDING HOW TO VOTE ON THE MERGER PROPOSAL. YOU SHOULD KEEP THESE RISK FACTORS IN MIND WHEN YOU READ FORWARD-LOOKING STATEMENTS INCLUDED IN THIS PROXY STATEMENT/PROSPECTUS.

                          RISKS RELATING TO THE MERGER

    BECAUSE THE EXCHANGE RATIO FOR FOCAL COMMON STOCK IN THE MERGER IS FIXED AND WILL NOT BE ADJUSTED FOR CHANGES IN THE MARKET PRICE OF BIOSURGERY STOCK, HOLDERS OF FOCAL COMMON STOCK MAY RECEIVE LESS VALUE FOR THEIR SHARES IF THE MARKET PRICE OF BIOSURGERY STOCK DECLINES BEFORE THE CLOSING OF THE PROPOSED MERGER.

    In the merger, each share of Focal common stock will be converted into the right to receive 0.1545 of a share of Biosurgery Stock. This exchange ratio is fixed and will not be adjusted as a result of any change in the price of Biosurgery Stock. Focal cannot terminate the merger agreement or elect not to consummate the merger as a result of changes in the market price of the Biosurgery Stock. Accordingly, the specific dollar value of Biosurgery Stock you will receive upon completion of the merger will depend on the market value of Biosurgery Stock at that time. The market value of Biosurgery Stock has experienced significant volatility and its price on and after the closing date of the merger may vary significantly from the prices on the date of execution of the merger agreement, the date of this proxy statement/prospectus and the date on which you vote on the merger. An increase in the value of Biosurgery Stock will result in a higher price being paid for your shares of Focal common stock in the merger whereas a decrease in the value of Biosurgery Stock will result in a lower price being paid for your shares. The price of Biosurgery Stock can be volatile and the price at the time the merger is completed may be lower than its price on the date of this document or the date of the Focal special meeting. On April 25, 2001, the date of the execution of the merger, the closing price of
Biosurgery Stock was $4.74 per share. On May   , 2001, the last practicable
trading day before the date of this document, the closing price of Biosurgery
Stock was $      per share. We encourage you to obtain current market quotations for Biosurgery Stock and Focal common stock before making your decision on how to vote on the merger.

    THE RECEIPT OF SHARES OF BIOSURGERY STOCK IN THE MERGER WILL RESULT IN TAXABLE GAIN OR LOSS TO THE FOCAL COMMON STOCKHOLDERS WHETHER OR NOT THEY SELL THOSE SHARES.

    The merger will be treated as a taxable exchange of your shares of Focal common stock for shares of Biosurgery Stock. Accordingly, you will realize taxable gain or loss, to the extent that the fair market value of the Biosurgery Stock, plus any cash in lieu of a fractional share, received by you in the merger exceeds, or is less than, your adjusted tax basis in the Focal common stock exchanged in the merger. This gain or loss will be capital in nature so long as you held the Focal common stock surrendered as a capital asset and will be a long-term gain or loss if you have a holding period exceeding one year in the Focal common stock surrendered. Your aggregate tax basis in the Biosurgery Stock received in the merger will equal its fair market value at the time of the merger and your holding period for the Biosurgery Stock will commence on the day following the merger. The tax consequences of the merger will vary according to your individual circumstances. We urge you to carefully read the discussion under the section entitled "FEDERAL INCOME TAX CONSEQUENCES" beginning on page
      , and to consult your tax advisor on the consequences of the merger.

    GENZYME FACES RISKS THAT ARE DIFFERENT FROM THOSE FACED BY FOCAL, AND THESE RISKS MAY CAUSE THE VALUE OF THE SHARES OF BIOSURGERY STOCK ISSUED TO YOU TO DECLINE.

    In the merger you will receive shares of Biosurgery Stock, one of Genzyme's tracking stocks. Biosurgery Stock has recently experienced extreme fluctuations in price and volume. Genzyme's business and strategy are somewhat different from that of Focal, and Genzyme's results of operations, as well as the price of Biosurgery Stock, will be affected by various factors different from those affecting Focal's results of operations and its common stock price. Future events that may not have affected the price of Focal common stock may cause the price of Biosurgery Stock to rise or fall. The market price for Biosurgery Stock may fluctuate for various reasons, including:

    - announcements of technological innovations or new commercial products by Genzyme or by its competitors;

    - governmental regulatory initiatives;

    - legal developments regarding patent or proprietary rights developments;

    - public concern as to the safety or other implications of biotechnology products; and

    - general market conditions.

    We describe the risks in more detail under the subsections entitled "--Risks Relating to Genzyme Biosurgery" and "--Risks Relating to Genzyme" below.

    FOCAL DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE INTERESTS THAT ARE DIFFERENT FROM, OR IN ADDITION TO, THOSE OF FOCAL STOCKHOLDERS GENERALLY.

    You should be aware of interests of, and the benefits available to, Focal directors and executive officers when considering the recommendation of the Focal board of directors of the merger agreement. The Focal directors and executive officers have interests in the merger that are in addition to, or different from, their interests as Focal common stockholders. When the merger is completed, Focal officers and directors will be entitled to receive retention bonuses, loan forgiveness, severance benefits and other benefit payments. For a more detailed discussion of the interests of Focal management, see "BACKGROUND AND REASONS FOR THE MERGER--Interests of Focal Management in the Merger" on page of this proxy statement/prospectus.

             RISKS RELATING TO FOCAL IF THE MERGER IS NOT COMPLETED

    IF THE MERGER IS NOT COMPLETED, AND FOCAL IS UNABLE TO RAISE ADDITIONAL FUNDS, IT MAY HAVE TO TERMINATE OPERATIONS AND/OR SEEK LEGAL PROTECTION FROM ITS CREDITORS.

    At March 31, 2001, Focal had $5.7 million in cash, cash equivalents and investments. Focal estimates that its existing financial resources are sufficient to satisfy its existing level of capital and operating requirements through the fourth quarter of 2001. Focal's accountants issued an opinion on Focal's financial statements for the year ended December 31, 2000 with an explanatory paragraph indicating substantial doubt about its ability to continue as a going concern. Focal is undertaking measures to further reduce its operating expenditures. The merger agreement prohibits Focal from incurring significant indebtedness or issuing capital stock, other than under the stock purchase agreement with Genzyme. However, if the merger is not completed, Focal will require additional financing to continue to operate. There can be no assurance that sources of financing would be available, or if available, will not be highly dilutive or have other adverse effects on the value of Focal common stock. In addition, Focal may be required to grant future investors rights which are superior to those of its current stockholders. If the merger does not occur, and Focal is unable to raise additional funds, it may have to terminate operations and/or seek legal protection from its creditors.

    FOCAL COMMON STOCK MAY BE DELISTED FROM THE NASDAQ NATIONAL MARKET, WHICH COULD CAUSE THE PRICE OF ITS STOCK TO FALL FURTHER AND DECREASE THE LIQUIDITY OF ITS STOCK.

    Focal common stock is listed on The Nasdaq National Market. In order to continue to be listed on Nasdaq, however, Focal must maintain certain minimum financial requirements, including, among other things, at least $4,000,000 in net tangible assets, a public float of at least 750,000 shares with a market value of at least $5 million, and a minimum bid price of $1.00 per share. The failure to meet any one of these maintenance criteria may result in the delisting of Focal's securities from Nasdaq. Nasdaq has previously notified Focal that it is not in compliance with these requirements. The delisting of Focal common stock may result in the trading of the stock on the Nasdaq SmallCap Market, the over-the-counter markets in the so-called "pink sheets" or the NASD's Electronic Bulletin Board. Consequently, the liquidity of Focal common stock could be impaired, not only in the number of shares which could be bought and sold, but also through delays in the timing of the transactions and reductions in security analyst and media coverage of Focal. This may reduce demand for Focal common stock and destabilize the price for the stock. As a result, stockholders might find it more difficult to dispose of Focal common stock. A delisting would also greatly impair Focal's ability to raise additional necessary capital. In addition, delisting would adversely affect the purchase price of the shares of Focal common stock that Focal may require Genzyme to purchase under an existing stock purchase agreement, resulting in further dilution to Focal stockholders. For a more detailed discussion of the potential
Nasdaq delisting, see "BACKGROUND AND REASONS FOR THE MERGER" on page   . For a
more detailed discussion on the stock purchase agreement between Genzyme and
Focal, see "MATERIAL CONTRACTS BETWEEN GENZYME AND FOCAL" on page   of this
proxy statement/prospectus.

    IF FOCAL COMMON STOCK IS DELISTED, IT MAY BE SUBJECT TO THE "PENNY STOCK" REGULATIONS WHICH MAY AFFECT YOUR ABILITY TO SELL YOUR SHARES.

    If Focal common stock is delisted from The Nasdaq National Market it may become subject to the "penny stock" regulations under Rule 15g-9 of the Securities and Exchange Act of 1934, as amended. Penny stock is defined by Rule 15g-9 generally as any equity security that has a market price or exercise price less than $5.00 per share, subject to exceptions, including listing on The Nasdaq National Market. That rule imposes additional sales practice requirements on broker-dealers that sell low-priced securities to persons other than institutional accredited investors and established customers, who generally are individuals with a net worth in excess of $1,000,000 or annual incomes exceeding $200,000, or $300,000 together with their spouses. For transactions covered by this rule, a broker-dealer must make a special suitability determination for the purchaser and have received the purchaser's written consent to the transaction prior to sale. Furthermore, the broker-dealer must obtain a signed and dated acknowledgement from the purchaser demonstrating that the purchaser has actually received the required risk disclosure document before effecting a transaction in penny stock. These requirements have historically resulted in reducing the level of trading activity in securities that become subject to the penny stock rules. Consequently, you may likely find it more difficult to resell your shares of Focal common stock in the secondary market, which would likely have an adverse effect on the market price of Focal common stock.

    FAILURE TO COMPLETE THE MERGER COULD HARM FOCAL'S STOCK PRICE AND ITS FUTURE BUSINESS AND OPERATIONS.

    If the merger is not completed, Focal may be subject to the following material risks, among others:

    - Focal employees may experience uncertainty and terminate their relationship with Focal if the merger is not completed;

    - the price of Focal common stock may decline to the extent that the current market prices of Focal common stock reflect a market assumption that the merger will be completed;

    - Focal must pay for its costs related to the merger, such as legal, accounting and financial advisory fees, even if the merger is not completed;

    - if Focal exercises in full its option to require Genzyme to purchase shares of Focal common stock under an existing stock purchase agreement, this may result in Genzyme owning a majority or near majority of the outstanding capital stock of Focal depending on the purchase price for those shares; and

    - Focal may be required to pay Genzyme a termination fee of up to $600,000.

    In addition, if the merger agreement is terminated and the Focal board of directors determines to seek another merger or business combination, it is not certain that it will be able to find a partner willing to pay an equivalent or more attractive price than that which Genzyme would pay in the merger.

    THE TERMINATION FEE, THE RESTRICTIONS ON SOLICITATION CONTAINED IN THE MERGER AGREEMENT, THE VOTING AGREEMENT AND THE EXISTING STOCK PURCHASE AGREEMENT AND MARKETING AND DISTRIBUTION AGREEMENT WITH GENZYME MAY DISCOURAGE OTHER COMPANIES FROM TRYING TO ACQUIRE FOCAL.

    Under the merger agreement, Focal is generally prohibited from entering into or soliciting, initiating or encouraging any inquiries or proposals that may lead to a proposal or offer for a merger or other business combination transaction with any person other than Genzyme. Focal agreed to pay a termination fee to Genzyme in specified circumstances, including where a third party acquires or seeks to acquire Focal. Payment of the termination fee could have an adverse effect on Focal's financial condition. In addition, Focal entered into a stock purchase agreement with Genzyme in October 1999 pursuant to which Genzyme purchased an aggregate of 3,851,806 shares of Focal common stock. Focal has the option, exercisable at Focal's sole discretion, to sell to Genzyme $5.0 million of additional shares of Focal common stock. If Focal exercises this option in full, depending on the per share purchase price, Genzyme may own a majority or a near majority of the outstanding capital stock of Focal. The stock purchase agreement also provides Genzyme with specified negotiation rights in the event of a proposed change of control of Focal and preemptive rights in connection with future issuances of Focal capital stock. Furthermore, a group of institutional stockholders of Focal beneficially owning an aggregate of approximately 12.5% of the Focal common stock outstanding on the record date have entered into a voting agreement with Genzyme whereby they have agreed to vote their shares in favor of the approval of the merger agreement and against any competing transaction. These agreements and Genzyme's large ownership position in Focal could discourage other companies from trying to acquire Focal even though those other companies might be willing to offer greater value to Focal stockholders than Genzyme has offered in the merger agreement.

                      RISKS RELATING TO GENZYME BIOSURGERY

    In the merger, Genzyme will issue shares of Biosurgery Stock upon conversion of the outstanding shares of Focal common stock. Biosurgery Stock is intended to track the value and reflect the performance of Genzyme Biosurgery. Accordingly, before voting on the merger, you should carefully consider the following factors affecting the business of Genzyme Biosurgery.

    A FAILURE TO INCREASE SALES OF SYNVISC-REGISTERED TRADEMARK-
VISCOSUPPLEMENTATION PRODUCT COULD HAVE A NEGATIVE EFFECT ON THE PRICE OF BIOSURGERY STOCK.

    Genzyme Biosurgery expects to generate a substantial portion of its product revenues from sales of Synvisc-Registered Trademark- viscosupplementation product, a treatment for osteoarthritis of the knee. Net product sales of Synvisc-Registered Trademark- viscosupplementation product totaled $0.1 million for the 13-day period beginning December 18, 2000 (date of Genzyme Biosurgery inception) to December 31, 2000, representing approximately 0.08% of Genzyme Biosurgery's total revenues for that year, and $16.0 million for the three months ended March 31, 2001, representing approximately 30% of Genzyme Biosurgery's total revenues for that period.

    Failure to achieve sales growth for Synvisc-Registered Trademark-viscosupplementation product may cause the value of Biosurgery Stock to decline. Revenues from Synvisc-Registered Trademark- viscosupplementation product could be impacted negatively if competitive treatments for osteoarthritis of the knee are deemed more efficacious or cost effective. Some companies are developing competitive products, and other companies may do so in the future.

    The commercial success of Synvisc-Registered Trademark- viscosupplementation product also will depend on many other factors, including:

    - THE AVAILABILITY OF THIRD-PARTY REIMBURSEMENT.

       Many third-party payers in the United States and abroad cover Synvisc-Registered Trademark- viscosupplementation product. Genzyme Biosurgery will continue to discuss reimbursement for Synvisc-Registered Trademark-viscosupplementation product with European government agencies. Genzyme cannot guarantee that any third-party payers will continue to cover Synvisc-Registered Trademark- viscosupplementation product or that additional third-party payers will begin to provide reimbursement.

    - CONTINUED RELATIONS WITH MARKETING PARTNERS.

       Genzyme Biosurgery has entered into several distribution agreements for marketing and distributing Synvisc-Registered Trademark-viscosupplementation product. Genzyme Biosurgery has in the past and may in the future periodically reacquire distribution rights in some territories if partners cease to perform under agreements relating to these territories. Genzyme Biosurgery may not be able to maintain or replace these marketing partners. In this event, there may be disruptions in sales associated with restructuring Genzyme Biosurgery's distribution arrangements.

    The future commercial success of Synvisc-Registered Trademark-viscosupplementation product, as well as the other marketed products allocated to Genzyme Biosurgery, is highly uncertain. For additional details concerning the risks associated with commercializing novel biotechnology products, you should review the factors described below under "--Risks Related to Genzyme."

    THE COMMERCIAL SUCCESS OF CARTICEL-REGISTERED TRADEMARK- CHONDROCYTES IS UNCERTAIN.

    Carticel-Registered Trademark- chondrocytes cartilage repair service involves a proprietary process for growing autologous chondrocytes (a patient's own cartilage cells) to replace those that are damaged or lost. Net revenues from Carticel-Registered Trademark- chondrocytes services totaled $18.2 million for the year ended December 31, 2000, representing approximately 13% of Genzyme Biosurgery's total revenue for that year, and $4.3 million for the three months ended March 31, 2001, representing 8% of Genzyme Biosurgery's total revenues for that period. The commercial success of Carticel-Registered Trademark-chondrocytes will depend on many factors, including the following:

    - POSITIVE RESULTS FROM POST-MARKETING STUDIES.

       If two ongoing post-marketing studies do not demonstrate that treatment with Carticel-Registered Trademark-chondrocytes is superior to the alternatives studied, the Food and Drug Administration, commonly referred to as the FDA, may suspend or withdraw its approval of Carticel-Registered Trademark-chondrocytes.

    - FDA APPROVAL OF RELATED DEVICE.

       Genzyme Biosurgery has developed a device to improve the procedure for implanting Carticel-Registered Trademark- chondrocytes and has filed for marketing approval with the FDA. Genzyme cannot guarantee that the FDA will approve this device, that this device will improve the procedure for implanting Carticel-Registered Trademark- chondrocytes, or that this device will gain commercial acceptance.

    - THE AVAILABILITY OF THIRD-PARTY REIMBURSEMENT.

       Since the FDA approved Carticel-Registered Trademark- chondrocytes, Genzyme has seen a substantial increase in the number of third-party payers who cover it. Some third-party payers, however, do not cover

       Carticel-Registered Trademark- chondrocytes. Genzyme cannot guarantee that any third-party payers will continue to cover it or that additional third-party payers will begin to provide reimbursement.

       Although FDA approval is a crucial factor in insurance plans deciding to cover new treatments, a number of major insurance plans also base such decisions on their own or third-party evaluations of treatments. One independent association that conducts evaluations is the Blue Cross Blue Shield Association. The Blue Cross Blue Shield Association's Technology Assessment Committee does not believe that Carticel-Registered Trademark-chondrocytes meets all of its published criteria for new treatments. Genzyme believes that Carticel-Registered Trademark- chondrocytes do in fact meet all of these criteria and is discussing the evaluation with the Blue Cross Blue Shield Association. While individual Blue Cross Blue Shield plans representing more than 50% of Blue Cross Blue Shield policyholders have provided policy coverage for Carticel-Registered Trademark- chondrocytes without a favorable evaluation by the Blue Cross Blue Shield Association, many Blue Cross Blue Shield plans have delayed approving Carticel-Registered Trademark- chondrocytes from coverage under their policies as a direct result of this unfavorable ruling. Since these remaining plans represent a significant percentage of insured lives in the United States, this ruling has restricted Genzyme's access to a substantial portion of the market for Carticel-Registered Trademark-chondrocytes.

    - THE SUCCESS OF COMPETITIVE PRODUCTS.

       The process that Genzyme Biosurgery uses to grow a patient's cartilage cells is not patentable, and it does not yet have significant patent protection covering the other processes used in providing Carticel-Registered Trademark- chondrocytes. Consequently, Genzyme cannot prevent a competitor from developing the ability to grow cartilage cells and from offering a product or service that is similar or superior to Carticel-Registered Trademark- chondrocytes. If a competitor were to develop such ability and obtain FDA approval for a competitive product or service, Genzyme Biosurgery's results of operations would be negatively impacted. Genzyme Biosurgery is aware of at least two other companies that are growing autologous cartilage cells for cartilage repair in the European market. Also, several pharmaceutical and biotechnology companies are developing alternative treatments for knee cartilage damage. One or more of these companies may develop products or services superior to the Carticel-Registered Trademark- chondrocytes.

    - MARKET ACCEPTANCE BY ORTHOPAEDIC SURGEONS.

       Genzyme is marketing Carticel-Registered Trademark- chondrocytes to orthopaedic surgeons. Genzyme cannot guarantee that it will train enough surgeons who incorporate Carticel-Registered Trademark- chondrocytes into their practice to make it commercially successful.

    - FLUCTUATING REVENUES DUE TO SEASONAL FACTORS.

       Genzyme expects that the revenues from the sale of the Carticel-Registered Trademark- chondrocytes will fluctuate based on Genzyme Biosurgery's success in penetrating the market, the availability of competitive procedures and the availability of third-party reimbursement. Genzyme cannot predict the timing or magnitude of these fluctuations. Furthermore, Genzyme expects that revenues from Carticel-Registered Trademark- chondrocytes will be lower in the summer months because fewer operations are typically performed during those months.

    - RELIANCE ON KEY COLLABORATORS.

       Carticel-Registered Trademark- chondrocytes were developed based on the work of a group of Swedish physicians. Individuals who are familiar with the know-how underlying Carticel-Registered Trademark- chondrocytes through their association with these physicians may disclose the information to Genzyme's competitors. This event could have an adverse effect on Genzyme Biosurgery's results of operations.

       Genzyme Biosurgery will have a sponsored research agreement with the University of Gothenburg in Sweden and certain physicians, including the two physicians who lead the group that developed Carticel-Registered Trademark- chondrocytes. The purpose of the agreement is to conduct additional research on Carticel-Registered Trademark- chondrocytes. The agreement will prohibit members of the research team from disclosing any information relating to Genzyme Biosurgery or its business that they acquire in connection with their work under the agreement. The agreement also will state that all inventions that the members conceive or reduce to practice during the course of the research program will be Genzyme Biosurgery's property, with royalties payable to the inventing member. Genzyme cannot guarantee that these members will honor their obligations under the sponsored research agreement.

    GENZYME BIOSURGERY WILL DEVOTE SIGNIFICANT RESOURCES TO DEVELOP NOVEL PRODUCTS AND TREATMENTS THAT MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Genzyme Biosurgery has devoted a significant amount of money to developing products that will represent alternatives to traditional surgical procedures or treatments. These products will likely require several years of aggressive and costly marketing before they might become widely accepted by the surgical community. Genzyme Biosurgery expects to develop products that are designed to enable surgeons to perform minimally invasive cardiovascular surgery. The medical conditions that can be treated with minimally invasive cardiovascular surgery are currently being treated with widely accepted surgical procedures such as coronary artery bypass grafting and catheter-based treatments, including balloon angioplasty, atherectomy and coronary stenting. To date, minimally invasive cardiovascular surgery has been performed on a limited basis and its further adoption by the surgical community will partly depend on Genzyme Biosurgery's ability to educate cardiothoracic surgeons about its effectiveness and to facilitate the training of cardiothoracic surgeons in minimally invasive cardiovascular surgery techniques.

    Similarly, until recently surgeons have not used products designed to reduce the incidence and extent of postoperative adhesions. Since 1996, when Seprafilm-TM- bioresorbable membrane was introduced, market acceptance of anti-adhesion products has been slow. To increase sales of the Sepra-TM-products, Genzyme Biosurgery has had to educate surgeons and hospital administrators about the problems of, and costs associated with, adhesions and the benefits of preventing adhesions. Genzyme Biosurgery also has had to, and continues to have to, train surgeons on the proper handling and use of these products.

    Genzyme cannot guarantee that Genzyme Biosurgery's continued efforts in educating and training the surgical community will result in the widespread adoption of minimally invasive cardiovascular surgery and anti-adhesion products or that surgeons adopting these procedures and products will use Genzyme Biosurgery's products.

    ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF GENZYME BIOSURGERY'S GENE THERAPY PRODUCTS.

    The death of a patient undergoing gene therapy using an adenoviral vector to deliver a therapeutic gene has been widely publicized. Although this patient was not part of a Genzyme Biosurgery clinical trial, deaths and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation and potential regulatory delays relating to the testing or approval of Genzyme Biosurgery's gene therapy products. As a result of the death, the U.S. Senate has conducted hearings to determine whether additional legislation is required to protect volunteers and patients who participate in gene therapy clinical trials. Additionally, the Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health (NIH), has extensively discussed the use of adenoviral vectors in gene therapy clinical trials and recently issued a draft report on the safety of adenoviral vectors. While this draft report recommends that clinical trials using adenoviral vectors should continue with caution, it also suggested a number of changes in the way gene

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
therapy clinical trials are conducted. If any new guidelines are adopted by the NIH, Genzyme Biosurgery's gene therapy clinical trials could be delayed or become more expensive to conduct.

    The commercial success of any gene therapy products that Genzyme Biosurgery develops will depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain the acceptance of the public or the medical community. Negative public reaction to gene therapy could result in:

    - greater government regulation;

    - stricter clinical trial oversight;

    - tighter commercial product labeling requirements of gene therapies; and

    - a decrease in the demand for any gene therapy product that Genzyme Biosurgery may develop.

    Recently, the NIH and FDA have issued proposed rules regarding the public disclosure of information from gene therapy trials. If these rules become regulation, additional public disclosure requirements may affect public perception of gene therapies.

    BECAUSE GENZYME BIOSURGERY HAS SIGNIFICANT FIXED PAYMENTS, IT WILL NEED TO DEVOTE A SUBSTANTIAL PORTION OF ITS CASH FLOW TO MAKE THE PAYMENTS AND MAY NEED TO BORROW MONEY IN THE FUTURE TO MAKE DEBT PAYMENTS AND OPERATE ITS BUSINESS.

    As of March 31, 2001, Genzyme had allocated to Genzyme Biosurgery approximately $218.0 million borrowed under a credit facility. Genzyme Biosurgery will use a large part of its cash flow from operations to make principal and interest payments on this debt. Genzyme is currently in negotiations for the sale of its Synvisc-Registered Trademark-viscosupplementation product manufacturing facility in Pointe-Claire, Canada and its Snowden-Pencer-Registered Trademark- surgical instruments product lines which are allocated to Genzyme Biosurgery. While the proposed sale of this manufacturing facility and the Snowden-Pencer-Registered Trademark-product lines will generate some cash proceeds, it will not be sufficient to meet all of Genzyme Biosurgery's obligations. If Genzyme Biosurgery's cash flow from operations is insufficient to meet its obligations, Genzyme may need to borrow additional funds on behalf of Genzyme Biosurgery to make these payments. Genzyme cannot guarantee that such additional financing will be available or available on favorable terms.

    In addition to amounts borrowed under the credit facility, significant cash obligations allocated to Genzyme Biosurgery include the following:

    - GENZYME GENERAL.

       In 1999, Genzyme Biosurgery received $25.0 million in cash from Genzyme General in connection with the transfer to Genzyme General of its interest in a joint venture with Diacrin, Inc. The joint venture has announced that it will not initiate a Phase 3 clinical trial of NeuroCell-TM--PD by June 30, 2001. As a result, Genzyme General may, at its election after June 30, 2001, require Genzyme Biosurgery to repay Genzyme General $20.0 million of the $25.0 million Genzyme Biosurgery received from Genzyme General in connection with the transfer to Genzyme General of Genzyme Biosurgery's interest in the joint venture. This refund, together with accrued interest at 13.5% per year, will be due within 90 days of receipt of Genzyme General's notice of its election. This payment may be made in cash, Biosurgery designated shares, or a combination of both, at Genzyme Biosurgery's option. If Genzyme Biosurgery elects to repay Genzyme General in cash, Genzyme Biosurgery's cash reserves will be diminished. If Genzyme Biosurgery elects to repay Genzyme General in shares of Biosurgery Stock, this would dilute the rights of the holders of Biosurgery Stock and could adversely affect the market price of Biosurgery Stock.

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
    - UBS WARBURG LLC.

       In connection with Genzyme's acquisition of Biomatrix, a wholly-owned subsidiary of Genzyme assumed a 6.9% convertible subordinated note due May 14, 2003 in favor of UBS Warburg LLC. At March 31, 2001,
       $10.0 million of this note remained outstanding. Genzyme Biosurgery will use a part of its cash flow to satisfy debt service on this note. If all or a portion of the note is not converted at the option of the holder into Biosurgery Stock, at maturity Genzyme Biosurgery's cash reserves will be diminished by the amount necessary to repay the outstanding principal of the note.

    GENZYME BIOSURGERY ANTICIPATES FUTURE LOSSES AND MAY NEVER BECOME
PROFITABLE.

    Genzyme Biosurgery expects to have operating losses before amortization of intangibles and goodwill through 2001 as it continues to spend substantial amounts of money on, among other things, conducting research, development, regulatory and commercialization activities to support its expanded product lines. This strategy involves risks, which include supporting higher levels of operating expenses, attracting and retaining employees, and dealing with other management difficulties that arise from rapid growth. If Genzyme Biosurgery cannot manage growth effectively, it may not become profitable.

    IF GENZYME BIOSURGERY FAILS TO OBTAIN CAPITAL NECESSARY TO FUND ITS OPERATIONS, IT WILL BE UNABLE TO FUND DEVELOPMENT PROGRAMS AND COMPLETE CLINICAL TRIALS.

    Genzyme anticipates that Genzyme Biosurgery's current cash resources, together with revenues generated from products sales, will be sufficient to fund its operations through at least 2001. Genzyme Biosurgery's cash needs may differ from those planned because of many factors, including the:

    - results of research and development efforts;

    - ability to establish and maintain strategic alliances;

    - ability to enter into and maintain licensing arrangements and additional distribution arrangements;

    - ability to share costs of product development with research and marketing partners;

    - costs involved in enforcing patent claims and other intellectual property rights;

    - market acceptance of novel approaches and therapies;

    - success of its initiatives to reduce expenses and streamline its operations;

    - development of competitive products;

    - ability to satisfy regulatory requirements of the FDA and other governmental authorities; and

    - ability to sell its Snowden-Pencer-Registered Trademark- product lines and its manufacturing in Canada, as described below.

    In February 2001, Genzyme Biosurgery announced its intention to divest the Snowden-Pencer-Registered Trademark-surgical instruments product lines. These product lines include hand-held reusable instruments and endoscopic instruments for general, plastic, gynecological and cardiovascular surgery. Genzyme Biosurgery also announced in February its intention to terminate the production of Synvisc-Registered Trademark-viscosupplementation product in Canada and to sell its manufacturing facility in Ponte-Claire, Canada. Genzyme expects to complete these transactions in the second half of 2001.

    Genzyme Biosurgery may require significant additional financing to continue operations beyond 2001. Genzyme cannot guarantee that Genzyme Biosurgery will be able to obtain any additional financing, extend any existing financing arrangement, or accomplish either on terms that Genzyme considers favorable. If Genzyme Biosurgery has insufficient funds or is unable to raise additional funds, it may delay, scale back or eliminate some of its programs. Genzyme Biosurgery may also have to give third parties rights to commercialize technologies or products that it would otherwise have sought to commercialize itself.

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
    CHANGES IN GENZYME BIOSURGERY'S MANUFACTURING CAPABILITIES COULD SIGNIFICANTLY REDUCE ITS ABILITY TO DELIVER ITS PRODUCTS.

    Genzyme Biosurgery is engaged in the production of a wide variety of products and services. Genzyme Biosurgery's manufacturing processes are highly complex and are regulated by the government. It is possible that Genzyme Biosurgery will have problems maintaining or expanding its facilities in the future. These problems could cause delays in production or delivery. Any significant disruption in Genzyme Biosurgery's manufacturing operations or in its ability to manufacture products cost effectively could have an adverse effect on its business, results of operations, and financial condition.

    COMPETITION FROM OTHER MEDICAL PRODUCTS COMPANIES COULD HURT GENZYME BIOSURGERY'S PERFORMANCE.

    The human health care products and services industry is extremely competitive. Major medical device and technology companies compete or may compete with Genzyme Biosurgery. These include such companies as:

    - Atrium Medical Corporation and Sherwood-Davis & Geck, a division of Tyco International, Ltd., in the cardiovascular and fluid management market;

    - Ethicon, Inc., a Johnson & Johnson company, and U.S. Surgical Corporation, a division of Tyco, in the cardiovascular closure market;

    - CardioThoracic Systems, Inc., Medtronic, Inc., U.S. Surgical, Guidant Corporation, Baxter Healthcare Corporation and Ethicon in the minimally invasive cardiovascular surgery market;

    - Ethicon, Lifecore Biomedical, Inc., Life Medical Sciences, Inc. and Gliatech, Inc. in the anti-adhesion market;

    - Karl Storz and Padgett Instruments in the reusable plastic surgery instruments market;

    - V. Mueller, Pilling Weck Surgical Instruments, Colmer-Shurtleff and Scanlan International, Inc. in the reusable cardiovascular instruments market;

    - Karl Storz, Cabot Ciron Maxxim Corporation, Olympus and Pilling Weck Surgical Instruments in the reusable laporoscopic instruments market; and

    - Fidia S.p.A., Q-Meck AB, Sanofi and OrthoLogic Corp., Anika
      Therapeutics, Inc. and Zimmer, Inc., and Seikagiku Corporation and Smith & Nephew in the viscosupplementation products market.

    These competitors may have superior research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme Biosurgery. The division is likely to incur significant costs developing and marketing new products without any guarantee that they will be competitively successful in one or more markets. The future success of Genzyme Biosurgery will depend on its ability to effectively develop and market its products against those of its competitors.

    THE TREND TOWARD CONSOLIDATION IN THE SURGICAL DEVICES INDUSTRY MAY ADVERSELY AFFECT GENZYME BIOSURGERY'S ABILITY TO MARKET SUCCESSFULLY ITS PRODUCTS TO SOME SIGNIFICANT PURCHASERS.

    The current trend among hospitals and other significant consumers of surgical devices is to combine into larger purchasing groups to increase their purchasing power and thus reduce their purchase price for surgical devices. Partly in response to this development, surgical device manufacturers have been consolidating to be able to offer more comprehensive product lines to these larger purchasing groups. In order to market successfully its products to larger purchasing groups, Genzyme Biosurgery may have to expand its product lines or enter into joint marketing or distribution

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
agreements with other manufacturers of surgical devices. Genzyme Biosurgery cannot guarantee that it will be able to employ either of these initiatives or that, when employed, these initiatives will increase the marketability of its products.

    BIOMATRIX FACES LITIGATION THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON GENZYME BIOSURGERY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

    Genzyme encourages you to read the material under "--Risks Related to Genzyme--In connection with Genzyme's acquisition of Biomatrix, Genzyme assumed litigation faced by Biomatrix." That material describes a securities lawsuit filed against Biomatrix before Genzyme's acquisition of Biomatrix.

                           RISKS RELATING TO GENZYME

    The following risk factors relate to Genzyme generally and affect all of its divisions, including Genzyme Biosurgery. Holders of Biosurgery Stock are stockholders of Genzyme and are, therefore, subject to all of the risks and uncertainties of Genzyme, not just Genzyme Biosurgery.

    Liabilities or contingencies of the divisions of Genzyme other than Genzyme Biosurgery that affect Genzyme's resources or financial condition could affect the financial condition or results of operations of Genzyme Biosurgery. Therefore, you should consider carefully these risk factors before deciding how to vote on the merger.

    A REDUCTION IN REVENUE FROM SALES OF PRODUCTS THAT TREAT GAUCHER DISEASE WOULD HAVE AN ADVERSE EFFECT ON GENZYME'S BUSINESS.

    Genzyme generates a majority of its product revenue from sales of enzyme-replacement products for patients with Gaucher disease. Genzyme entered this market in 1991 with Ceredase-Registered Trademark- enzyme. Because production of Ceredase-Registered Trademark- enzyme was subject to supply constraints, Genzyme developed Cerezyme-Registered Trademark- enzyme, a recombinant form of the enzyme. Recombinant technology uses specially engineered cells to produce enzymes, or other substances, by inserting into the cells of one organism the genetic material of a different species. In the case of Cerezyme-Registered Trademark- enzyme, scientists engineer Chinese hamster ovary cells to produce human alpha glucocerebrosidase. Genzyme stopped producing Ceredase-Registered Trademark- enzyme, except for small quantities, during 1998, after substantially all the patients who previously used Ceredase-Registered Trademark- enzyme converted to Cerezyme-Registered Trademark- enzyme. Sales of Ceredase-Registered Trademark- enzyme and Cerezyme-Registered Trademark- enzyme totaled $536.9 million for the year ended December 31, 2000, representing approximately 59% of Genzyme's consolidated revenues for that year, and $139.6 million for the three months ended March 31, 2001, representing approximately 50% of Genzyme consolidated revenues for that period.

    Because Genzyme business is highly dependent on Cerezyme-Registered Trademark- enzyme, a decline in the growth rate of Cerezyme-Registered Trademark- enzyme sales could have an adverse effect on Genzyme's operations and may cause the value of its securities to decline substantially. Genzyme will lose revenues from Cerezyme-Registered Trademark- enzyme if competitors develop alternative treatments for Gaucher disease and these alternative products gain commercial acceptance. Some companies have initiated efforts to develop competitive products, and other companies may do so in the future. In addition, the patient population with Gaucher disease is limited. Because a significant percentage of that population already uses Cerezyme-Registered Trademark-enzyme, opportunities for future sales growth are limited. Further, changes in the methods for treating patients with Gaucher disease, including treatment protocols that combine Cerezyme-Registered Trademark- enzyme with other therapeutic products or reduce the amount of Cerezyme-Registered Trademark-enzyme prescribed, could result in a decline in Cerezyme-Registered Trademark-enzyme sales. Cerezyme-Registered Trademark- enzyme has orphan drug status, providing Genzyme with exclusive marketing rights for Cerezyme-Registered Trademark- enzyme in the United States until May 2001. Genzyme also has patents protecting its method of manufacturing Cerezyme-Registered Trademark- enzyme until 2010 and the composition of Cerezyme-Registered Trademark- enzyme until 2013. The expiration of market exclusivity and orphan drug status in

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
May 2001 will likely subject Cerezyme-Registered Trademark- enzyme to increased competition which may decrease the amount of revenue Genzyme receives from this product or the growth of that revenue.

    GENZYME'S ABILITY TO SIGNIFICANTLY INCREASE SALES OF RENAGEL-REGISTERED TRADEMARK- PHOSPHATE BINDER WILL SUBSTANTIALLY DETERMINE WHETHER AND HOW QUICKLY ITS ACQUISITION OF GELTEX IMPROVES GENZYME'S FUTURE EARNINGS GROWTH.

    In November 1998, Genzyme launched, through a joint venture with GelTex Pharmaceuticals, Inc., Renagel-Registered Trademark- phosphate binder, a non-absorbed phosphate binder approved for use by patients with end-stage renal disease undergoing a form of treatment known as hemodialysis. Genzyme acquired GelTex in December 2000. Genzyme is currently conducting additional clinical trials in order to determine the efficacy and safety of Renagel-Registered Trademark- phosphate binder when administered to pre-dialysis patients. The commercial success of Renagel-Registered Trademark- phosphate binder is subject to substantial uncertainty and will depend on a number of factors, including:

    - the results of additional clinical trials for additional indications and expanded labeling;

    - Genzyme's ability to increase market acceptance and sales of Renagel-Registered Trademark- phosphate binder;

    - market acceptance of a tablet formulation of Renagel-Registered Trademark-phosphate binder, which was launched in September 2000 in the United States;

    - optimal dosing and patient compliance with respect to Renagel-Registered Trademark- phosphate binder;

    - the availability of competing treatments serving the dialysis market;

    - the content and timing of Genzyme's submissions to and decisions by regulatory authorities;

    - Genzyme's ability to successfully retool and expand manufacturing systems;

    - Genzyme's ability to manufacture Renagel-Registered Trademark- phosphate binder at a reasonable price;

    - the availability of reimbursement from third-party payers, and the extent of coverage; and

    - the accuracy of available information about dialysis patient populations and the accuracy of Genzyme's expectations about growth in this population.

    GOVERNMENT REGULATION IMPOSES SIGNIFICANT COSTS AND RESTRICTIONS ON THE DEVELOPMENT AND COMMERCIALIZATION OF GENZYME'S PRODUCTS AND SERVICES.

    Genzyme's success will depend on its ability to satisfy regulatory requirements. Genzyme may not receive required regulatory approvals on a timely basis or at all. Government agencies heavily regulate the production and sale of healthcare products and the provision of healthcare services. In particular, the FDA, and comparable agencies in foreign countries must approve human therapeutic and diagnostic products before they are marketed. This approval process can involve lengthy and detailed laboratory and clinical testing, sampling activities and other costly and time-consuming procedures. This regulation may delay the time at which a company like Genzyme can first sell a product or may limit how a consumer may use a product or service or may adversely impact third-party reimbursement. A company's failure to comply with applicable regulatory approval requirements may lead regulatory authorities to take action against the company, including:

    - issuing warning letters;

    - issuing fines and other civil penalties;

    - suspending regulatory approvals;

    - refusing approval of pending applications or supplements to approved applications;

    - suspending product sales in the United States and/or exports from the United States;

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
    - recalling products; and

    - seizing products.

    Furthermore, therapies that have received regulatory approval for commercial sale may continue to face regulatory difficulties. The FDA and comparable foreign regulatory agencies, for example, may require post-marketing clinical trials or patient outcome studies. In addition, regulatory agencies subject a marketed therapy, its manufacturer and the manufacturer's facilities to continual review and periodic inspections. The discovery of previously unknown problems with a therapy, the therapy's manufacturer or the facility used to produce the therapy could prompt a regulatory authority to impose restrictions on the therapy, manufacturer or facility, including withdrawal of the therapy from the market.

    LEGISLATIVE CHANGES MAY ADVERSELY IMPACT GENZYME'S BUSINESS.

    The FDA has designated some of Genzyme's products, including Cerezyme-Registered Trademark- enzyme, as orphan drugs under the Orphan Drug Act. The Orphan Drug Act provides incentives to manufacturers to develop and market drugs for rare diseases, generally by entitling the first developer that receives FDA marketing approval for an orphan drug to a seven-year exclusive marketing period in the United States for that product. In recent years Congress has considered legislation to change the Orphan Drug Act to shorten the period of automatic market exclusivity and to grant marketing rights to simultaneous developers of the drug. If the Orphan Drug Act is amended in this manner, any drugs for which Genzyme has been granted exclusive marketing rights under the Orphan Drug Act, will face increased competition which may decrease the amount of revenue Genzyme receives from these products. In addition, the U.S. government has shown significant interest in pursuing healthcare reform. Any government-adopted reform measures could adversely affect:

    - the pricing of therapeutic products and medical devices in the United States or internationally; and

    - the amount of reimbursement available from governmental agencies or other third-party payers.

If the U.S. government significantly reduces the amount Genzyme may charge for its products, or the amount of reimbursement available for purchases of its products declines, Genzyme's future revenues may decline and Genzyme may need to revise its research and development programs.

    THE DEVELOPMENT OF GENZYME'S PRODUCTS INVOLVES A LENGTHY AND COMPLEX PROCESS, AND GENZYME MAY BE UNABLE TO COMMERCIALIZE ANY OF THE PRODUCTS IT IS CURRENTLY DEVELOPING.

    Before Genzyme can commercialize its development-stage products, it will need to:

    - conduct substantial research and development;

    - undertake preclinical and clinical testing; and

    - pursue regulatory approvals.

    This process involves a high degree of risk and takes several years. Genzyme's product development efforts may fail for many reasons, including:

    - failure of the product in preclinical studies;

    - clinical trial data that is insufficient to support the safety or effectiveness of the product; or

    - Genzyme's failure to obtain the required regulatory approvals.

    For these reasons, and others, Genzyme may not successfully commercialize any of the products it is currently developing.

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
    ANY MARKETABLE PRODUCTS THAT GENZYME DEVELOPS MAY NOT BE COMMERCIALLY SUCCESSFUL.

    Even if Genzyme obtains regulatory approval for any of its development-stage products, those products may not be accepted by the market, or approved for reimbursement by third-party payers. A number of factors may affect the rate and level of market acceptance of these products, including:

    - regulation by the FDA and other government authorities;

    - market acceptance by doctors and hospital administrators;

    - the effectiveness of Genzyme's sales force;

    - the effectiveness of Genzyme's production and marketing capabilities;

    - the success of competitive products; and

    - the availability and extent of reimbursement from third-party payers.

    If Genzyme's products fail to achieve market acceptance, its profitability and financial condition will suffer.

    GENZYME MAY REQUIRE SIGNIFICANT ADDITIONAL FINANCING WHICH MAY NOT BE AVAILABLE ON FAVORABLE TERMS, IF AT ALL.

    As of March 31, 2001, Genzyme had approximately $619.6 million in cash, cash equivalents and short- and long-term investments, excluding investments in equity securities. Genzyme intends to use substantial portions of its available cash for:

    - product development and marketing;

    - expanding facilities and staff;

    - working capital; and

    - strategic business initiatives.

    In January 2001, Genzyme purchased all of the outstanding Class A limited partnership interests of Genzyme Development Partners, L.P. for an advance payment of approximately $25.7 million in cash plus royalties for ten years on sales of some Sepra-TM- products.

    In addition, Genzyme expects to pay approximately $65.0 million in cash to stockholders of Wyntek and holders of rights to acquire Wyntek common stock in connection with its acquisition of that company:

    Genzyme may further reduce available cash reserves to pay principal and interest on the following debt:

    - $368.0 million in principal under Genzyme's revolving credit facility with a syndicate of commercial banks, $218.0 million of which is allocated to Genzyme Biosurgery and $150.0 million of which is allocated to Genzyme General.

    - $249.5 million in outstanding principal under Genzyme's 5 1/4% convertible subordinated notes, the entire amount of which is allocated to Genzyme General. These notes mature in June 2005 and are convertible into shares of Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock. On May 1, 2001, Genzyme sent a notice to the trustee under the indenture for these notes indicating Genzyme's intention to redeem any notes that remain unconverted at June 15, 2001.

    - $21.2 million in principal under Genzyme's 5% convertible subordinated debentures due August 2003, the entire amount of which is allocated to Genzyme General. These debentures are convertible into shares of Genzyme General Stock.

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
    - $10.0 million in principal under Genzyme's 6.9% convertible subordinated note in favor of UBS Warburg LLC, the entire amount of which is allocated to Genzyme Biosurgery. This note matures in May 2003 and is convertible into shares of Biosurgery Stock.

    - $575.0 million in principal under Genzyme's 3% convertible subordinated debentures, the entire amount of which is allocated to Genzyme General. These debentures mature on May 15, 2021, are first callable on May 20, 2004 and are convertible into shares of Genzyme General Stock. The holders of these debentures may require Genzyme to purchase all or part of their debentures for cash on May 15, 2006, May 15, 2011 or May 15, 2016 at a price equal to the principal amount plus accrued interest.

    If Genzyme uses cash to pay or redeem all or a portion of this debt, including the principal and interest due on it, its cash reserves will be diminished. To satisfy these and other commitments, Genzyme will have to obtain additional financing. Genzyme may be unable to obtain any additional financing, extend any existing financing arrangement, or obtain either on terms that it considers favorable.

    GENZYME MAY FAIL TO PROTECT ADEQUATELY ITS PROPRIETARY TECHNOLOGY, WHICH WOULD ALLOW COMPETITORS TO TAKE ADVANTAGE OF GENZYME'S RESEARCH AND DEVELOPMENT EFFORTS.

    Genzyme's long-term success largely depends on its ability to market technologically competitive products. If Genzyme fails to obtain or maintain these protections, it may not be able to prevent third parties from using its proprietary rights. Genzyme's currently pending or future patent applications may not result in issued patents. In the United States, patent applications are confidential until patents issue, and because third parties may have filed patent applications for technology covered by Genzyme's pending patent applications without it being aware of those applications, its patent applications may not have priority over any patent applications of others. In addition, Genzyme's issued patents may not contain claims sufficiently broad to protect it against third parties with similar technologies or products or provide it with any competitive advantage. If a third party initiates litigation regarding Genzyme's patents, its collaborators' patents, or those patents for which Genzyme has license rights, and is successful, a court could revoke Genzyme's patents or limit the scope of coverage for those patents.

    The U.S. Patent and Trademark Office, commonly referred to as the USPTO, and the courts have not consistently treated the breadth of claims allowed in biotechnology patents. If the USPTO or the courts begin to allow broader claims, the incidence and cost of patent interference proceedings and the risk of infringement litigation will likely increase. On the other hand, if the USPTO or the courts begin to allow narrower claims, the value of Genzyme's proprietary rights may be limited. Any changes in, or unexpected interpretations of, the patent laws may adversely affect Genzyme's ability to enforce its patent position.

    Genzyme also relies upon trade secrets, proprietary know-how and continuing technological innovation to remain competitive. Genzyme protects this information with reasonable security measures, including the use of confidentiality agreements with its employees, consultants and corporate collaborators. It is possible that these individuals will breach these agreements and that any remedies for a breach will be insufficient to allow Genzyme to recover its costs. Furthermore, Genzyme's trade secrets, know-how and other technology may otherwise become known or be independently discovered by Genzyme's competitors.

    GENZYME MAY BE REQUIRED TO LICENSE TECHNOLOGY FROM COMPETITORS IN ORDER TO DEVELOP AND COMMERCIALIZE SOME OF ITS PRODUCTS AND SERVICES, AND IT IS UNCERTAIN WHETHER THESE LICENSES WILL BE AVAILABLE.

    Third-party patent rights may cover some of the products that Genzyme or its strategic partners are developing or testing. As a result, Genzyme or its strategic collaborators may be required to obtain

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
licenses from the holders of these patents in order to use, manufacture or sell these products and services, and payments under these licenses may reduce Genzyme's revenue from these products. Furthermore, Genzyme may not be able to obtain these licenses on acceptable terms or at all. If Genzyme fails to obtain a required license or is unable to alter the design of its technology to fall outside of a patent, Genzyme may be unable to effectively market some of its technology and services, which could limit its profitability.

    GENZYME MAY INCUR SUBSTANTIAL COSTS AS A RESULT OF LITIGATION OR OTHER PROCEEDINGS RELATING TO PATENT AND OTHER INTELLECTUAL PROPERTY RIGHTS.

    A third party may sue Genzyme or one of its strategic collaborators for infringing the third-party's patent rights. Likewise, Genzyme or one of its strategic collaborators may need to resort to litigation to enforce patent rights or to determine the scope and validity of third-party proprietary rights. For example, Genzyme filed a lawsuit on July 25, 2000 seeking injunctive relief and damages against Transkaryotic Therapies, Inc. in the U.S. District Court in Wilmington, Delaware for patent infringement resulting from Transkaryotic Therapies' manufacture and use of Replagal-TM-, its replacement therapy for Fabry disease. The suit alleges infringement of U.S. Patent No. 5,356,804, which Genzyme exclusively licensed from Mount Sinai School of Medicine. The patent is directed to methods of making alpha-galactosidase in mammalian cells, as well as the genetically-engineered cells themselves. On September 19, 2000, Transkaryotic Therapies filed a lawsuit against Genzyme and Mount Sinai School of Medicine in U.S. District Court in Boston, Massachusetts seeking declaratory judgments that the manufacture, use and sale of Replagal-TM- does not infringe the patent licensed by Genzyme from Mount Sinai and that the Mount Sinai patent is invalid. While the declaratory judgment action filed by Transkaryotic Therapies has been dismissed without prejudice, Genzyme will continue the parallel case pending in the U.S. District Court in Delaware.

    The cost to Genzyme of any litigation or other proceeding relating to intellectual property rights, even if resolved in Genzyme's favor, could be substantial, and the litigation would divert its management's efforts. Some of Genzyme's competitors may be able to sustain the costs of complex patent litigation more effectively than Genzyme can because they have substantially greater resources. If Genzyme does not prevail in this type of litigation, Genzyme or its strategic collaborators may be required to:

    - pay monetary damages;

    - stop commercial activities relating to the affected products or services;

    - obtain a license in order to continue manufacturing or marketing the affected products or services; or

    - compete in the market with a substantially similar product.

    Uncertainties resulting from the initiation and continuation of any litigation could limit Genzyme's ability to continue some of its operations. In addition, a court may require that Genzyme pay expenses or damages and litigation could disrupt Genzyme's commercial activities.

    GENZYME MAY BE LIABLE FOR PRODUCT LIABILITY CLAIMS NOT COVERED BY INSURANCE.

    Individuals who use Genzyme's products or services, including those it acquires in business combinations, may bring product liability claims against Genzyme or its subsidiaries. While Genzyme has taken, and continues to take, what it believes are appropriate precautions, Genzyme may be unable to avoid significant liability exposure. Genzyme has only limited amounts of product liability insurance, which may not provide sufficient coverage against any product liability claims. Genzyme may be unable to obtain additional insurance in the future, or it may be unable to do so on acceptable terms. Any additional insurance Genzyme does obtain may not provide adequate coverage against any asserted claims. In addition, regardless of merit or eventual outcome, product liability claims may result in:

    - diversion of management's time and attention;

    - expenditure of large amounts of cash on legal fees, expenses and payment of damages;

    - decreased demand for Genzyme's products and services; and

    - injury to Genzyme's reputation.

    IN CONNECTION WITH GENZYME'S ACQUISITION OF BIOMATRIX, GENZYME ASSUMED LITIGATION FACED BY BIOMATRIX.

    On July 21 and August 7, 15, and 30, 2000, class action lawsuits requesting unspecified damages were filed in the U.S. District Court in New Jersey against Biomatrix, Inc. and two of its officers and directors, Endre A. Balazs and Rory
B. Riggs. In these actions, the plaintiffs seek to certify a class of all persons or entities who purchased or otherwise acquired Biomatrix common stock during the period between July 20, 1999 and April 25, 2000. The plaintiffs allege, among other things, that the defendants failed to accurately disclose information relating to Biomatrix' product Synvisc-Registered Trademark- during the period between July 20, 1999 and April 25, 2000, and assert causes of action under the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated under that statute. Genzyme acquired Biomatrix in December 2000. Genzyme intends to vigorously defend against those actions. Genzyme may be required to pay substantial damages or settlement costs to the extent that damages or settlement costs are not covered by insurance. Regardless of their outcome, these actions may cause a diversion of management's time and attention.

    GENZYME'S COMPETITORS IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES MAY HAVE SUPERIOR PRODUCTS, MANUFACTURING CAPABILITIES OR MARKETING POSITION.

    The human healthcare products and services industry is extremely competitive. Genzyme's competitors include major pharmaceutical companies and other biotechnology companies. Some of these competitors may have more extensive research and development, marketing and production capabilities. Some competitors also may have greater financial resources than Genzyme. Genzyme's future success will depend on its ability to develop and market effectively its products against those of its competitors. For instance, Genzyme is seeking orphan drug designation for some of its products that are still in development or are currently being reviewed by the FDA for marketing approval, including Fabrazyme-TM- enzyme for the treatment of Fabry disease. Genzyme is aware of other companies developing products for the treatment of Fabry disease. Transkaryotic Therapies, Inc., for example, submitted its application for marketing approval for its product to the FDA approximately one week before Genzyme submitted its application for Fabrazyme-TM- enzyme. If Transkaryotic Therapies or any other company receives FDA approval for a Fabry disease therapy with orphan drug designation before Genzyme receives FDA approval for Fabrazyme-TM- enzyme, the Orphan Drug Act may preclude Genzyme from selling Fabrazyme-TM- enzyme in the United States for up to seven years. Similarly, Genzyme submitted an application for marketing approval of Fabrazyme-TM- enzyme with the European Medicines Evaluation Agency, or EMEA, within a short time of Transkaryotic Therapies' filing. If Transkaryotic Therapies or any other company receives EMEA approval for a Fabry disease therapy with orphan drug designation before Genzyme receives EMEA approval for Fabrazyme-TM- enzyme, the European equivalent of the Orphan Drug Act may preclude Genzyme from selling Fabrazyme-TM- enzyme in the European Union for up to ten years. If Genzyme's products receive marketing approval but cannot compete effectively in the marketplace, Genzyme's profitability and financial position will suffer.

    IF GENZYME IS UNABLE TO KEEP UP WITH RAPID TECHNOLOGICAL CHANGES, ITS PRODUCTS OR SERVICES MAY BECOME OBSOLETE.

    The field of biotechnology is characterized by significant and rapid technological change. Although Genzyme attempts to expand its technological capabilities in order to remain competitive, research and discoveries by others may make its products or services obsolete. For example, some of Genzyme's competitors may develop a product to treat Gaucher disease that is more effective or less expensive than Cerezyme-Registered Trademark- enzyme. If Genzyme cannot compete effectively in the marketplace, its profitability and financial position will suffer.

    IF GENZYME FAILS TO OBTAIN ADEQUATE LEVELS OF REIMBURSEMENT FOR ITS PRODUCTS FROM THIRD-PARTY PAYERS, THE COMMERCIAL POTENTIAL OF GENZYME'S PRODUCTS WILL BE SIGNIFICANTLY LIMITED.

    A substantial portion of Genzyme's revenue comes from payments by third-party payers, including government health administration authorities and private health insurers. As a result of the trend toward managed healthcare in the United States, as well as legislative proposals to reduce payments under government insurance programs, third-party payers are increasingly attempting to contain healthcare costs by:

    - challenging the prices charged for healthcare products and services;

    - limiting both coverage and the amount of reimbursement for new therapeutic products;

    - denying or limiting coverage for products that are approved by the FDA, but are considered experimental or investigational by third-party payers; and

    - refusing in some cases to provide coverage when an approved product is used for disease indications in a way that has not received FDA marketing approval.

    Government and other third-party payers may not provide adequate insurance coverage or reimbursement for Genzyme's products and services, which could impair its financial results. In addition, third-party payers may not reimburse patients for newly approved healthcare products, which could decrease demand for Genzyme's products. Furthermore, Congress occasionally has discussed implementing broad-based measures to contain healthcare costs. It is possible that Congress will enact legislation specifically designed to contain healthcare costs. If third-party reimbursement is inadequate to allow Genzyme to recover its costs or if Congress passes legislation to contain healthcare costs, Genzyme's profitability and financial condition will suffer.

    CHANGES IN THE ECONOMIC, POLITICAL, LEGAL AND BUSINESS ENVIRONMENTS IN THE FOREIGN COUNTRIES IN WHICH GENZYME DOES BUSINESS COULD CAUSE ITS INTERNATIONAL SALES AND OPERATIONS, WHICH ACCOUNT FOR A SIGNIFICANT PERCENTAGE OF GENZYME'S CONSOLIDATED NET SALES, TO BE LIMITED OR DISRUPTED.

    Genzyme's international operations accounted for 39% of its consolidated revenues for both the year ended December 31, 2000 and for the three months ended March 31, 2001. Genzyme expects that international sales will continue to account for a significant percentage of its revenues for the foreseeable future. In addition, Genzyme has direct investments in a number of subsidiaries outside of the United States, primarily in Europe and Japan. Genzyme's international sales and operations could be limited or disrupted, and the value of Genzyme's direct investments may be diminished, by any of the following:

    - fluctuations in currency exchange rates;

    - the imposition of governmental controls;

    - less favorable intellectual property or other applicable laws;

    - the inability to obtain any necessary foreign regulatory approvals of products in a timely manner;

    - import and export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in staffing and managing international operations; and

    - longer payment cycles.

    A significant portion of Genzyme's business is conducted in currencies other than its reporting currency, the U.S. dollar. Genzyme recognizes foreign currency gains or losses arising from its operations in the period in which it incurs those gains or losses. As a result, currency fluctuations among the U.S. dollar and the currencies in which Genzyme does business have caused foreign currency transaction gains and losses in the past and will likely do so in the future. Because of the number of currencies involved, the variability of currency exposures and the potential volatility of currency exchange rates, Genzyme may suffer significant foreign currency transaction losses in the future due to the effect of exchange rate fluctuations on its future operating results.

    SEVERAL ANTI-TAKEOVER PROVISIONS MAY DEPRIVE GENZYME'S STOCKHOLDERS OF THE OPPORTUNITY TO RECEIVE A PREMIUM FOR THEIR SHARES UPON A CHANGE IN CONTROL.

    Provisions of Massachusetts law and Genzyme's charter, by-laws and shareholder rights plan could delay or prevent a change in control of Genzyme or a change in its management. Genzyme's tracking stock structure may also deprive Genzyme stockholders of the opportunity to receive a premium for their shares upon a change in control because, in order to obtain control of a particular division, an acquiror would have to obtain control of the entire corporation. In addition, Genzyme's board of directors may, in its sole discretion:

    - exchange shares of Molecular Oncology Stock or Biosurgery Stock for Genzyme General Stock at a 30% premium over the market value of the exchanged shares; and

    - issue shares of undesignated preferred stock from time to time in one or more series.

    Either of these board actions could increase the cost of an acquisition of Genzyme and thus discourage a takeover attempt.

                   RISKS RELATING TO GENZYME TRACKING STOCKS

    The following are risks related to owning shares of Genzyme tracking stock. You should consider carefully these risk factors before deciding how to vote on the merger.

    HOLDERS OF GENZYME TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT THE OTHER DIVISIONS.

    Genzyme's divisions are not separate legal entities. Holders of Genzyme tracking stock are stockholders of a single company and face all of the risks of an investment in Genzyme.

    For purposes of financial presentation, Genzyme will allocate programs, products, assets and liabilities among its three divisions. Genzyme Corporation and its subsidiaries, however, own all of the assets and are responsible for all of the liabilities of each division. A holder of Biosurgery Stock, for example, does not have any specific rights to the assets allocated to Genzyme Biosurgery in Genzyme's financial statements. Furthermore, if Genzyme is unable to satisfy one division's liabilities out of the assets it allocates to that division, Genzyme may be required to satisfy those liabilities with assets it has allocated to another division.

    GENZYME'S BOARD OF DIRECTORS MAY TAKE ACTIONS THAT HAVE AN UNEQUAL AND ADVERSE EFFECT ON THE HOLDERS OF ONE OR MORE SERIES OF GENZYME TRACKING STOCK.

    At times the interests of the holders of the different series of Genzyme tracking stock may diverge or appear to diverge from each other. Genzyme is not aware of any legal precedent interpreting the fiduciary duties of the directors of a Massachusetts corporation in that situation. Recent cases in Delaware have established that a Delaware court will afford considerable deference to business decisions that are made in good faith by a disinterested and adequately informed board of directors even when those decisions involve disparate treatment of different series of tracking stock. These Delaware cases rely upon the premise that the board of directors owes its fiduciary duties to the corporation and all of its stockholders and does not owe separate duties to each class or series of stockholders. If a Massachusetts court were to follow the reasoning in these Delaware cases, a Genzyme stockholder may not be able to successfully challenge an action by Genzyme's board of directors that has a disadvantageous effect on a particular series of Genzyme tracking stock.

    MEMBERS OF GENZYME'S BOARD OF DIRECTORS MAY FAVOR ONE SERIES OF TRACKING STOCK OVER ANOTHER IF THEY OWN A DISPROPORTIONATE AMOUNT OF THAT SERIES.

    A member of Genzyme's board may own a disproportionate amount of tracking stock in a particular series, or the value of his or her holdings of a particular series of stock may be different from the value of his or her holdings in another series. This disparate stock ownership could cause the board member to favor one series of stock over another. Nevertheless, Genzyme believes that a member of its board could properly perform his or her fiduciary responsibilities to all of Genzyme stockholders even if his or her interests in shares of different series were disproportionate or of unequal values. Genzyme's board members may create committees to review matters that raise conflict-of-interest issues. If a committee is formed, it would report to the full board.

    HOLDERS OF GENZYME TRACKING STOCK HAVE LIMITED DECISION-MAKING POWER BECAUSE THEY HAVE LIMITED SEPARATE VOTING RIGHTS.

    Holders of all series of Genzyme tracking stock vote together as a single class on all matters requiring common stockholder approval, including the election of directors. Holders of one series of tracking stock do not have the right to vote on matters separately from the other series except in limited circumstances. These circumstances are dictated by Massachusetts law, Genzyme's charter and its management and accounting policies. Therefore, stockholders of one series of tracking stock generally could not make a proposal that would require approval only of the holders of that series. Instead, they would have to obtain approval from all common stockholders.

    As of April 30, 2001, the relative voting power of Genzyme's tracking stocks was as follows:

                                                                 APPROXIMATE
                                                                 PERCENTAGE
SERIES                                                      OF TOTAL VOTING POWER
------                                                      ---------------------
Genzyme General Stock.....................................           93%
Biosurgery Stock..........................................            5%
Molecular Oncology Stock..................................            2%

    THE VOTES PER SHARE OF GENZYME'S TRACKING STOCKS ARE ADJUSTED EVERY TWO
YEARS.

    Under Genzyme's charter, Genzyme General Stock is entitled to one vote per share, which is never adjusted. However, the votes per share of Genzyme's other tracking stocks are adjusted every two years. Specifically, on January 1, 2003 and every second anniversary thereafter, the vote per share to which each tracking stock is entitled will be recalculated based on its fair market value divided by the fair market value of a share of Genzyme General Stock, with "fair market value" meaning the average closing price over the 20 consecutive trading days beginning the 30th trading day preceding the January 1st adjustment date. At the time of an adjustment, the per share voting power of any tracking stock relative to the other series of tracking stock could decrease materially. Additionally, during the intervening period between adjustments, the per share voting power of each tracking stock will remain the same even though its market price will fluctuate relative to--and could become materially greater than--the market prices of the other tracking stocks. Currently, Biosurgery Stock is entitled to 0.14 vote per share and Molecular Oncology Stock is entitled to 0.14 vote per share.

    THE LIQUIDATION RIGHTS FOR GENZYME'S TRACKING STOCKS ARE NOT ADJUSTED TO REFLECT CHANGES IN THEIR FAIR MARKET VALUES.

    If Genzyme were to dissolve, liquidate or wind up its affairs, other than as part of a merger, business combination or sale of substantially all of its assets, Genzyme stockholders would receive any remaining assets according to the percentage of total liquidation units that they hold. The number of liquidation units per share for each series of Genzyme tracking stock outstanding is as follows:

    - each share of Genzyme General Stock has 100 liquidation units;

    - each share of Biosurgery Stock has 50 liquidation units; and

    - each share of Molecular Oncology Stock has 25 liquidation units.

    Although Genzyme adjusts liquidation units to prevent dilution in the event of some subdivisions, combinations or distributions of common stock, Genzyme does not adjust them to reflect changes in the relative market value or performance of the divisions. Therefore, at the time of a dissolution, liquidation or winding up, the relative liquidation units attributable to each series of tracking stock may not correspond to the value of the underlying assets allocated to that division.

    GENZYME'S BOARD OF DIRECTORS MAY CHANGE ITS MANAGEMENT AND ACCOUNTING POLICIES TO THE DETRIMENT OF ONE SERIES OF TRACKING STOCK WITHOUT STOCKHOLDER APPROVAL.

    Genzyme's board of directors has adopted management and accounting policies that are used to govern its business and to prepare Genzyme's financial statements. These policies cover the allocation of corporate expenses, assets and liabilities and other accounting matters, and the reallocation of assets between divisions and other matters. Genzyme's board generally may modify or rescind these policies or adopt new ones without stockholder approval. Any revised policies could have different effects on each series of Genzyme tracking stock and could be detrimental to one series as compared to another. The discretion of Genzyme's board to make changes is limited only by the policies themselves and the board's fiduciary duty to all of its stockholders. Genzyme encourages you to review the full text of its management and accounting policies, a copy of which is attached as Annex C to this proxy statement/ prospectus.

    GENZYME'S BOARD CAN REQUIRE INVESTORS TO EXCHANGE THEIR SHARES OF GENZYME TRACKING STOCK.

    Genzyme's board of directors may at any time, in its sole discretion, decide to exchange shares of Molecular Oncology Stock and/or Biosurgery Stock, for any combination of cash and shares of Genzyme General Stock at a 30% premium over the exchanged stock's then current market value. At any time that all of a division's assets are held through a wholly-owned subsidiary, Genzyme's board can choose to "spin off" that division by exchanging the outstanding shares of tracking stock corresponding to that division for shares in the spun off company, whereupon former tracking stockholders will no longer be Genzyme stockholders.

    If Genzyme transfers or sells to a third party all or substantially all of the assets allocated to Genzyme Molecular Oncology or Genzyme Biosurgery, the board would have to either redeem, make a dividend payment on or exchange outstanding Molecular Oncology or Biosurgery Stock, as applicable. Genzyme's board will have sole discretion in deciding whether to effect that redemption, dividend payment or exchange using Genzyme General Stock or any combination of cash or other property regardless of the form of consideration paid by the buyer. However, Genzyme's charter will require that any exchange for Genzyme General Stock be at a 10% premium to the exchanged series' average market price following public announcement of the sale and that any payment of cash or other property be equal in value to the sale's after-tax net proceeds.

    Also, Genzyme's board can exchange shares of Molecular Oncology Stock and/or Biosurgery Stock into Genzyme General Stock at no premium to the exchanged stocks' market value in the event of certain adverse tax developments, as discussed in the immediately following risk factor.

    GENZYME MAY ELIMINATE TRACKING STOCK IF A CORPORATE OR SHAREHOLDER LEVEL TAX IS IMPOSED ON THE ISSUANCE OR RECEIPT OF TRACKING STOCK.

    In 1999, the Clinton Administration proposed tax legislation that would have imposed a corporate level tax on issuances of tracking stock. In 2000, the Clinton Administration proposed legislation that would tax stockholders upon the receipt of tracking stock from the issuing corporation as a distribution with respect to its stock or in an exchange of tracking stock for other stock in the corporation. Congress did not enact either of these proposals into law. If similar proposals are enacted into law or effected through Treasury Department regulations, Genzyme could be taxed on an amount up to the gain realized in future financings in which Genzyme sells tracking stock, including Biosurgery Stock. Also, any use of Genzyme tracking stock to acquire other companies could result in a tax on Genzyme, the stockholders of the target company, or both. Genzyme also may be taxed if it distributes to stockholders "designated" shares of tracking stock, which are shares designated by the tracked division as issuable at the option of Genzyme's board for the benefit of Genzyme General. In addition, stockholders could be taxed if they receive a distribution of designated shares of tracking stock or if they receive shares of tracking stock in exchange for other Genzyme stock. These or similarly adverse tax consequences could cause Genzyme to eliminate tracking stock from its capital structure. Genzyme cannot predict, however, whether Congress will enact legislation, or whether the Treasury Department will issue regulations effecting these or similar proposals.

    GENZYME CANNOT ASSURE THAT TRACKING STOCK WILL "TRACK" THE PERFORMANCE OF THE CORRESPONDING DIVISION.

    Although Genzyme has attempted to design its tracking stocks to "track" the performance of their corresponding divisions, Genzyme cannot assure that the market prices of these stocks will indeed reflect that performance. The market may assign values to a tracking stock that are based on factors other than a corresponding division's reported financial performance. For instance, Genzyme cannot be certain what, if any, valuation the market might place on the mandatory and optional exchange features or the differing voting rights and liquidation units of the tracking stocks. In addition, as discussed above under the subheading "--Holders of Genzyme tracking stock are stockholders of a single company and unfavorable financial trends affecting one division could negatively affect the other divisions," financial developments in one division, particularly if significant and/or adverse, may affect other divisions.

    THE USE OF OPERATING LOSSES AT UNPROFITABLE DIVISIONS TO LOWER THE REPORTED TAX LIABILITY OF GENZYME'S PROFITABLE DIVISIONS WILL CAUSE THE UNPROFITABLE DIVISIONS TO REPORT LOWER EARNINGS IN THE FUTURE.

    Genzyme Corporation, rather than Genzyme's divisions, is liable for taxes. Under Genzyme's management and accounting policies, for financial reporting purposes Genzyme generally allocate taxes among its divisions as if they were separate taxpayers. However, Genzyme's board of directors has adopted a policy that provides that if any of Genzyme's divisions is unable to use its operating losses or other projected annual tax benefits to reduce its current or deferred income tax expense, Genzyme may reallocate these losses or benefits to its profitable divisions on a quarterly basis for financial reporting purposes. This will result in a division with current losses (such as Genzyme Molecular Oncology and Genzyme Biosurgery) reporting lower earnings available to its common stockholders in the future than would be the case if that division had retained its historical losses or other benefits in the form of a net operating loss carry forward.

    THE NON-COMPETE POLICY AMONG GENZYME'S DIVISIONS MAY NOT COVER ALL OF THE ACTIVITIES OF A PARTICULAR DIVISION.

    Genzyme's board of directors has adopted a policy regarding competition among Genzyme's divisions. This non-compete policy requires that Genzyme develop certain products and services within a given division, as opposed to another division, or through joint ventures involving a given division, because the product or service is within the field of activity of that division. This non-compete policy, however, does not cover the entire field of activity of each division. Genzyme cannot guarantee that all products and services Genzyme develops in a given field of activity will be allocated to a division primarily engaged in that field of activity.

                   NOTE REGARDING FORWARD-LOOKING STATEMENTS

    This proxy statement/prospectus contains forward-looking statements about Genzyme's and Focal's financial condition, results of operations, business strategies, operating efficiencies, competitive positions, growth opportunities for existing products, future success of development-stage products, plans and objectives of management, the expected impact of the merger and other matters. Words such as "estimates," "projects," "plans," "intends," "expects," "believes," "anticipates," "should," "may," "will" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are found at various places throughout this proxy statement/prospectus and the documents incorporated by reference. These forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include:

    - the possibility that the merger will not be consummated;

    - the possibility that the anticipated benefits from the transaction will not be fully realized;

    - the possibility that costs or difficulties related to the integration of Focal's and Genzyme's businesses will be greater than expected; and

    - other risk factors included from time to time in Focal and Genzyme's public announcements and filings with the SEC.

    Forward-looking statements, therefore, should be considered in light of all of the information included or referred to in this proxy statement/prospectus, including the information set forth under the heading "RISK FACTORS" beginning
on page   .

    You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The following unaudited pro forma combined financial information describes the pro forma effect of Genzyme's transaction with Focal and Genzyme's transaction with Wyntek on the

    - unaudited statements of operations for the three months ended March 31, 2001 and the year ended December 31, 2000; and

    - unaudited balance sheet as of March 31, 2001.

of both Genzyme and Genzyme Biosurgery, the division of Genzyme to which the assets and liabilities and operations of Focal will be allocated.

    The following unaudited pro forma combined financial information also describes the pro forma effect of Genzyme's acquisition of GelTex Pharmaceuticals, Inc. and Biomatrix on the unaudited statement of operations for the year ended December 31, 2000 of both Genzyme and Genzyme Biosurgery, the division of Genzyme to which the assets and liabilities and operations of Biomatrix were allocated, as if these mergers took place on January 1, 2000. In addition, the Genzyme pro forma statement of operations for the year ended December 31, 2000 reflects the change in earnings allocations resulting from the creation of Biosurgery Stock and elimination of Surgical Products Stock and Tissue Repair Stock as if this took place on January 1, 2000. The purpose of this pro forma financial information is to demonstrate how the combined financial statements of these businesses might have appeared if each of the mergers had been completed at the beginning of the periods presented. The results of operations of GelTex and Biomatrix are included in the results of Genzyme beginning on the respective dates of acquisition.

    To determine earnings per share, Genzyme allocates its earnings to each series of its common stock based on the earnings attributable to that series of stock. The earnings attributable to each series of stock are defined in Genzyme's charter as the net income or loss of the corresponding division determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division in accordance with Genzyme's management and accounting policies. Genzyme's charter also requires that all income and expenses of Genzyme be allocated among the divisions in a reasonable and consistent manner. Genzyme's board of directors, however, retains considerable discretion in determining the types, magnitudes and extent of allocations to each series of common stock without shareholder approval.

    Because the earnings allocated to Genzyme Biosurgery Stock are based on the income or losses attributable to Genzyme Biosurgery, Genzyme included pro forma financial statements of Genzyme Biosurgery to aid investors in evaluating its performance.

    Holders of Genzyme Biosurgery Stock have no specific rights to the assets allocated to Genzyme Biosurgery. Genzyme Corporation continues to hold title to all of the assets allocated to Genzyme Biosurgery and is responsible for all of its liabilities, regardless of what Genzyme deems for financial statement presentation purposes as allocated to any division. Holders of Genzyme Biosurgery Stock, as common stockholders, are therefore subject to the risks of investing in the businesses, assets and liabilities of Genzyme, as a whole.

    Genzyme has prepared the pro forma financial information using the purchase method of accounting for all four transactions. Genzyme expects to have reorganization and restructuring expenses as well as potential operating efficiencies as a result of the mergers with Focal and Wyntek. The unaudited pro forma information does not reflect these potential expenses and efficiencies.

    PENDING ACQUISITION OF FOCAL

    As a result of the merger with Focal, each outstanding share of Focal common stock not already owned by Genzyme will automatically convert into the right to receive 0.1545 of a share of Biosurgery Stock, except for 10,000 shares of Focal common stock that will be purchased for cash. Genzyme will account for the merger using the purchase method of accounting. Under the purchase method, the assets and liabilities of Focal, including intangible assets, will be recorded at their fair market values. The results of operations and cash flows of Focal will be included in Genzyme's financial statements following the completion of the merger. The assets, liabilities and operations of Focal will be allocated to Genzyme Biosurgery.

    Additionally, each option and warrant to purchase shares of Focal common stock outstanding immediately before the effective time of the merger will be assumed by Genzyme after the merger and will become an option or warrant to acquire Biosurgery Stock. The conversion of options to purchase Focal common stock will be accounted for in accordance with Financial Accounting Standards Board Interpretation No. 44 ("FIN 44").

    PENDING ACQUISITION OF WYNTEK

    On April 30, 2001, Genzyme entered into a stock purchase agreement with Wyntek and its stockholders, pursuant to which Genzyme will purchase all or substantially all of the outstanding capital stock of Wyntek. Under the merger agreement with Wyntek, Genzyme will purchase all of the outstanding stock of Wyntek for approximately $65 million in cash. Genzyme will account for the transaction using the purchase method of accounting. Under this method, the assets and liabilities of Wyntek, including intangible assets, will be recorded at their fair market values. The results of operations and cash flows of Wyntek will be included in Genzyme's financial statements following the completion of the transaction. No options or warrants will be assumed by Genzyme in connection with the purchase. The assets, liabilities and operations of Wyntek will be allocated to Genzyme General.

    ACQUISITION OF GELTEX

    On December 14, 2000, Genzyme completed the acquisition of GelTex. The acquisition was structured as a merger of GelTex with and into one of Genzyme's wholly-owned subsidiaries pursuant to an Agreement and Plan of Merger, dated as of September 11, 2000. Genzyme issued approximately 7.9 million shares of Genzyme General Stock and paid cash of $515.2 million for all of the outstanding stock of GelTex. In addition, Genzyme issued options and warrants to purchase Genzyme General Stock in exchange for all outstanding GelTex options and warrants. The conversion of options to purchase GelTex common stock was accounted for in accordance with FIN 44.

    ACQUISITION OF BIOMATRIX

    On December 18, 2000, Genzyme completed the acquisition of Biomatrix. The acquisition was structured as a merger of Biomatrix with and into one of Genzyme's wholly-owned subsidiaries pursuant to an Agreement and Plan of Merger, dated as of March 6, 2000. Concurrent with the completion of Genzyme's acquisition of Biomatrix, Genzyme amended its charter to create Biosurgery Stock and eliminate Surgical Products Stock and Tissue Repair Stock. Genzyme issued approximately 17.5 million shares of Biosurgery Stock and paid cash of $252.4 million for all of the outstanding stock of Biomatrix. In addition, Genzyme issued options to purchase Biosurgery Stock in exchange for all outstanding Biomatrix options. The conversion of options to purchase Biomatrix common stock was accounted for in accordance with FIN 44.

    TRACKING STOCK EXCHANGES

    In connection with the merger with Biomatrix, Genzyme effected an exchange of its tracking stock whereby outstanding shares of Tissue Repair Stock and Surgical Products Stock converted into Biosurgery Stock, the dividend and other provisions of which are designed to track the financial performance of the Genzyme Biosurgery division. Holders of Tissue Repair Stock and Surgical Products Stock, therefore, remain holders of Genzyme common stock, but hold a security whose dividend and other provisions are designed to track a different subset of Genzyme's operations and assets. Additionally, the votes and liquidation units per share of their holdings changed. Upon completion of the tracking stock exchanges, each outstanding share of Surgical Products Stock converted into the right to receive 0.6060 of a share of Biosurgery Stock and each outstanding share of Tissue Repair Stock converted into the right to receive 0.3352 of a share of Biosurgery Stock. Additionally, all outstanding options to purchase Surgical Products Stock and Tissue Repair Stock converted into options to purchase Biosurgery Stock at the respective conversion rates.

    The earnings attributable to Biosurgery Stock are defined in Genzyme's charter as the net income or loss of Genzyme Biosurgery determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from Genzyme Biosurgery in accordance with Genzyme's management and accounting policies. Prior to the tracking stock exchange, the earnings attributable to Surgical Products Stock and Tissue Repair Stock were defined in Genzyme's charter as the net income or loss of Genzyme Surgical Products and Genzyme Tissue Repair, respectively, determined in accordance with generally accepted accounting principles and as adjusted for tax benefits allocated to or from the division. Accordingly, the tracking stock exchanges involved a change in Genzyme's methodology for allocating its earnings to its series of common stock.

    These unaudited pro forma balance sheets and statements of operations are for informational purposes only. They do not purport to indicate the results that would have actually been obtained had the mergers been completed on the assumed date or for the periods presented, or which may be obtained in the future. To produce the pro forma financial information, Genzyme allocated the purchase price for the Focal and Wyntek mergers using its best estimates. The unaudited pro forma balance sheets and statements of operations should be read in conjunction with the historical consolidated financial statements, including the notes thereto, of each of Genzyme, Focal, Wyntek, GelTex and Biomatrix. For Genzyme, those financial statements are included in Genzyme's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001 (filed on May 15, 2001) and its Annual Report on Form 10-K for the year ended December 31, 2000 (filed on April 2, 2001). For GelTex those financial statements are included in GelTex's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on November 14, 2000) and its Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on November 7, 2000. For Biomatrix, those financial statements are included in Biomatrix's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000 (filed on
November 14, 2000) and its Annual Report on Form 10-K for the year ended December 31, 1999 (filed on March 30, 2000), as amended on April 26, 2000 and October 26, 2000 which are filed as Exhibits 99.2 and 99.1, respectively, to Genzyme's Current Report on Form 8-K filed May 18, 2001, as amended.

                      GENZYME CORPORATION AND SUBSIDIARIES
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        HISTORICAL
                                         GENZYME
                                       CORPORATION         HISTORICAL       PRO FORMA      NOTE      HISTORICAL    PRO FORMA
                                     AND SUBSIDIARIES   BIOMATRIX, INC.    ADJUSTMENTS   REFERENCE     GELTEX     ADJUSTMENTS
                                     ----------------   ----------------   -----------   ---------   ----------   -----------
Revenues:
  Net product sales................     $ 811,897            $65,401        $     --                  $    --      $  6,166
  Net service sales................        84,482                 --                                       --
  Collaborative joint venture
    project reimbursement..........            --                 --                                    5,409        (5,409)
  Revenues from research and
    development contracts:
    Related parties................           509                 --                                       --
    Other..........................         6,432                 --                                   36,585            15
  Income from licenses, royalties,
    research contracts and
    grants.........................            --             10,221                                       --
                                        ---------            -------        --------                  -------      --------
    Total revenues.................       903,320             75,622              --                   41,994           772
                                        ---------            -------        --------                  -------      --------
Operating costs and expenses:
  Cost of products sold............       232,383             20,395          11,330        B2             --         8,156
                                                                                                                      6,471
  Cost of services sold............        50,177                 --              --                       --
  Selling, general and
    administrative.................       264,551             33,576              21        B2                        5,870
                                                                                (105)       B2         11,729         1,671
                                                                                                                      1,761
  Collaborative joint venture
    project costs..................            --                 --              --                    5,409        (5,409)
  Research and development
    (including research and
    development relating to
    contracts).....................       169,478             10,184                                   33,727         7,042
                                                                                                                      4,568
  Amortization of intangibles......        22,974                 --          35,617        B1             --        59,876
  Purchase of in-process research
    and development................       200,191                 --         (82,143)       B8             --      (118,048)
  Charge for impaired asset........         4,321                 --              --                       --            --
                                        ---------            -------        --------                  -------      --------
    Total operating costs and
      expenses.....................       944,075             64,155         (35,280)                  50,865       (28,042)
                                        ---------            -------        --------                  -------      --------
Operating income (loss)............       (40,755)            11,467          35,280                   (8,871)       28,814
                                        ---------            -------        --------                  -------      --------
Other income (expenses):
  Equity in net loss of
    unconsolidated affiliates......       (44,965)                --              --                    1,582         8,277
                                                                                                                      1,812
                                                                                                                     (1,582)
  Gain on affiliate sale of
    stock..........................        22,689                 --                                       --
  Gain on sale of investment in
    equity securities..............        23,173                 --                                       --
  Minority interest................         4,625                 --                                       --
  Charge for impaired
    investments....................        (7,300)                --                                       --
  Other............................         5,188               (301)                                      --
  Investment income................        45,593              3,402          (2,738)       B6          6,942       (18,923)
  Interest expense.................       (15,710)              (975)        (14,375)       B6           (697)          269
                                                                                                                    (10,781)
                                        ---------            -------        --------                  -------      --------
    Total other income
      (expenses)...................        33,293              2,126         (17,113)                   7,827       (20,928)
                                        ---------            -------        --------                  -------      --------
Income (loss) before income
  taxes............................        (7,462)            13,593          18,167                   (1,044)        7,886
Income tax (provision) benefit.....       (55,478)            (6,513)         19,661        B5             --        27,824
                                        ---------            -------        --------                  -------      --------
Net income (loss)..................     $ (62,940)           $ 7,080        $ 37,828                  $(1,044)     $ 35,710
                                        =========            =======        ========                  =======      ========

                                                    PRO FORMA
                                                     GENZYME
                                                  CORPORATION,
                                       NOTE         BIOMATRIX
                                     REFERENCE     AND GELTEX
                                     ---------   ---------------
Revenues:
  Net product sales................  G6            $  883,464
  Net service sales................                    84,482
  Collaborative joint venture
    project reimbursement..........  G5                    --
  Revenues from research and
    development contracts:
    Related parties................                       509
    Other..........................  G6                43,032
  Income from licenses, royalties,
    research contracts and
    grants.........................                    10,221
                                                   ----------
    Total revenues.................                 1,021,708
                                                   ----------
Operating costs and expenses:
  Cost of products sold............  G2
                                      G6              278,735
  Cost of services sold............                    50,177
  Selling, general and
    administrative.................  G6
                                      G2
                                      G2              319,074
  Collaborative joint venture
    project costs..................  G5
  Research and development
    (including research and
    development relating to
    contracts).....................  G2
                                      G6              224,999
  Amortization of intangibles......  G1,G6            118,467
  Purchase of in-process research
    and development................  G9                    --
  Charge for impaired asset........                     4,321
                                                   ----------
    Total operating costs and
      expenses.....................                   995,773
                                                   ----------
Operating income (loss)............                    25,935
                                                   ----------
Other income (expenses):
  Equity in net loss of
    unconsolidated affiliates......  G6
                                      G6
                                      G6              (34,876)
  Gain on affiliate sale of
    stock..........................  G5                22,689
  Gain on sale of investment in
    equity securities..............                    23,173
  Minority interest................                     4,625
  Charge for impaired
    investments....................                    (7,300)
  Other............................                     4,887
  Investment income................  G4                34,276
  Interest expense.................  G4
                                      G4              (42,269)
                                                   ----------
    Total other income
      (expenses)...................                     5,205
                                                   ----------
Income (loss) before income
  taxes............................                    31,140
Income tax (provision) benefit.....  G7               (14,506)
                                                   ----------
Net income (loss)..................                $   16,634
                                                   ==========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES
        UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        PRO FORMA
                                         GENZYME
                                      CORPORATION,         HISTORICAL
                                        BIOMATRIX            WYNTEK          PRO FORMA      NOTE      HISTORICAL     PRO FORMA
                                       AND GELTEX      DIAGNOSTICS, INC.    ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS
                                     ---------------   ------------------   -----------   ---------   -----------   -----------
Revenues:
  Net product sales................    $  883,464           $17,546                                    $  1,721       $(1,454)
  Net service sales................        84,482                --                                          --
  Collaborative R&D Revenue........            --                --                                         874          (874)
  Revenues from research and
    development contracts:                                       --                                          --
    Related parties................           509                --                                          --
    Other..........................        43,032                --                                          --
  Income from licenses, royalties,
    research contracts and
    grants.........................        10,221                --                                          --
                                       ----------           -------           -------                  --------       -------
    Total revenues.................     1,021,708            17,546                                       2,595        (2,328)
                                       ----------           -------           -------                  --------       -------
Operating costs and expenses:
  Cost of products sold............       278,735             8,457               318         W7          2,842         5,078
                                                                                                                       (1,230)

  Cost of services sold............        50,177                --                                          --
  Selling, general and
    administrative.................       319,074             1,557                                       6,000           867
  Collaborative joint venture
    project costs..................                              --
  Research and development
    (including research and
    development relating to
    contracts).....................       224,999             1,686                                       8,112
  Amortization of intangibles......       118,467                --             5,025         W6             --           318
  Purchase of in-process research
    and development................            --                --                                          --
  Charge for impaired asset........         4,321                --                                          --
                                       ----------           -------           -------                  --------       -------
    Total operating costs and
      expenses.....................       995,773            11,700             5,343                    16,954         5,033
                                       ----------           -------           -------                  --------
Operating income (loss)............        25,935             5,846            (5,343)                  (14,359)       (7,361)
                                       ----------           -------           -------                  --------
Other income (expenses):
  Equity in net loss of
    unconsolidated affiliates......       (34,876)               --                                          --
  Gain on affiliate sale of
    stock..........................        22,689                --                                          --
  Gain on sale of investment in
    equity securities..............        23,173                --                                          --
  Minority interest................         4,625                --                                          --
  Charge for impaired investment...        (7,300)               --                                          --         7,300
  Other............................         4,887                --                                         475
  Investment income................        34,276               258            (3,572)        W8            705
  Interest expense.................       (42,269)               --                                        (298)
                                       ----------           -------           -------                  --------       -------
    Total other income
      (expenses)...................         5,205               258            (3,572)                      882         7,300
                                       ----------           -------           -------                  --------       -------
Income (loss) before income
  taxes............................        31,140             6,104            (8,915)                  (13,477)          (61)
Income tax (provision) benefit.....       (14,506)           (2,208)            3,209         W9                        4,874
                                       ----------           -------           -------                  --------
Income before cumulative effect of
  change in accounting principle...        16,634             3,896            (5,706)                  (13,477)        4,813
Cumulative effect of a change in
  accounting principle.............                                                                      (5,600)        5,600
                                       ----------           -------           -------                  --------       -------
Net income (loss)..................    $   16,634           $ 3,896           $(5,706)                 $(19,077)      $10,413
                                       ==========           =======           =======                  ========       =======

                                                  PRO FORMA
                                                   GENZYME
                                                 CORPORATION
                                       NOTE          AND
                                     REFERENCE   SUBSIDIARIES
                                     ---------   ------------
Revenues:
  Net product sales................  F10          $  901,277
  Net service sales................                   84,482
  Collaborative R&D Revenue........  F11                  --
  Revenues from research and
    development contracts:                                --
    Related parties................                      509
    Other..........................                   43,032
  Income from licenses, royalties,
    research contracts and
    grants.........................                   10,221
                                                  ----------
    Total revenues.................                1,039,521
                                                  ----------
Operating costs and expenses:
  Cost of products sold............  F9
                                       F10           294,200
  Cost of services sold............                   50,177
  Selling, general and
    administrative.................  F9              327,498
  Collaborative joint venture
    project costs..................                       --
  Research and development
    (including research and
    development relating to
    contracts).....................                  234,797
  Amortization of intangibles......  F8              123,810
  Purchase of in-process research
    and development................                       --
  Charge for impaired asset........                    4,321
                                                  ----------
    Total operating costs and
      expenses.....................                1,034,803
                                                  ----------
Operating income (loss)............                    4,718
                                                  ----------
Other income (expenses):
  Equity in net loss of
    unconsolidated affiliates......                  (34,876)
  Gain on affiliate sale of
    stock..........................                   22,689
  Gain on sale of investment in
    equity securities..............                   23,173
  Minority interest................                    4,625
  Charge for impaired investment...  F10                  --
  Other............................                    5,362
  Investment income................                   31,667
  Interest expense.................                  (42,567)
                                                  ----------
    Total other income
      (expenses)...................                   10,073
                                                  ----------
Income (loss) before income
  taxes............................                   14,791
Income tax (provision) benefit.....  F12              (8,631)
                                                  ----------
Income before cumulative effect of
  change in accounting principle...                    6,160
Cumulative effect of a change in
  accounting principle.............  F11                  --
                                                          --
                                                  ----------
Net income (loss)..................               $    6,160
                                                  ==========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES
        UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        HISTORICAL
                                         GENZYME
                                       CORPORATION        HISTORICAL       PRO FORMA      NOTE      HISTORICAL    PRO FORMA
                                     AND SUBSIDIARIES   BIOMATRIX, INC.   ADJUSTMENTS   REFERENCE     GELTEX     ADJUSTMENTS
                                     ----------------   ---------------   -----------   ---------   ----------   -----------
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL
    STOCK:
  Genzyme General net income.......      $ 85,956                          $     --                               $  34,666
  Tax benefit allocated from
    Genzyme Molecular Oncology.....         7,476
  Tax benefit allocated from
    Genzyme Biosurgery.............        28,023                              (352)          B7
                                         --------                          --------                               ---------
  Net income allocated to Genzyme
    General Stock..................      $121,455                          $   (352)                              $  34,666
                                         ========                          ========                               =========
  Net income per share of Genzyme
    General Stock:
    Basic..........................      $   1.41
                                         ========
    Diluted........................      $   1.35
                                         ========
  Weighted average shares
    outstanding:
    Basic..........................        86,131                                                                     7,062
                                         ========                                                                 =========
    Diluted........................        89,683                                                                    14,463
                                         ========                                                                 =========
  ALLOCATED TO MOLECULAR ONCOLOGY
    STOCK:
  Net loss.........................      $(23,096)
                                         ========
  Net loss per share of Molecular
    Oncology Stock--basic and
    diluted........................      $  (1.60)
                                         ========
  Weighted average shares
    outstanding....................        14,446
                                         ========
  ALLOCATED TO SURGICAL PRODUCTS
    STOCK:
  Net loss.........................      $(54,748)                         $ 54,748           B4
                                         ========                          ========
  Net loss per share of Surgical
    Products Stock--basic and
    diluted........................      $  (3.67)                         $   3.67           B4
                                         ========                          ========
  Weighted average shares
    outstanding....................        14,900                           (14,900)          B3
                                         ========                          ========
  ALLOCATED TO TISSUE REPAIR STOCK:
  Net loss.........................      $(19,833)                         $ 19,833           B4
                                         ========                          ========
  Net loss per share of Tissue
    Repair Stock--basic and
    diluted........................      $  (0.69)                         $   0.69           B4
                                         ========                          ========
  Weighted average shares
    outstanding....................        28,716                           (28,716)          B3
                                         ========                          ========
  BIOMATRIX, INC.:
  Net income.......................                         $ 7,080        $ (7,080)          B4
                                                            =======        ========
  Net income per Biomatrix common
    share--basic...................                         $  0.30        $  (0.30)          B4
                                                            =======        ========
  Weighted average shares
    outstanding....................                          23,401         (23,401)          B3
                                                            =======        ========
  Net income per Biomatrix common
    and common equivalent
    share-diluted..................                         $  0.29        $  (0.29)          B4
                                                            =======        ========
  Adjusted weighted average shares
    outstanding....................                          24,395         (24,395)          B3
                                                            =======        ========
  ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss......      $(87,636)                         $(42,821)          B4
  Allocated tax benefit............           448                            13,500           B9
                                         --------                          ========
  Net loss allocated to Biosurgery
    stock..........................      $(87,188)                         $(29,321)          B4
                                         ========                          ========
  Net loss per share of Biosurgery
    Stock--basic and diluted.......      $  (2.40)
                                         ========
  Weighted average shares
    outstanding....................        36,359                              (686)          B3
                                         ========                          ========
  GELTEX PHARMACEUTICALS, INC.:
  Net loss.........................                                                                  $(1,044)     $   1,044
                                                                                                     =======      =========
  Net loss per share of GelTex
    common stock--basic and
    diluted........................                                                                  $ (0.05)     $    0.05
                                                                                                     =======      =========
  Weighted average shares
    outstanding....................                                                                   19,872        (19,872)
                                                                                                     =======      =========

                                                  PRO FORMA
                                                   GENZYME
                                                 CORPORATION,
                                       NOTE       BIOMATRIX
                                     REFERENCE    AND GELTEX
                                     ---------   ------------
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL
    STOCK:
  Genzyme General net income.......     G8        $ 120,622
  Tax benefit allocated from
    Genzyme Molecular Oncology.....                   7,476
  Tax benefit allocated from
    Genzyme Biosurgery.............                  27,671
                                                  ---------
  Net income allocated to Genzyme
    General Stock..................               $ 155,769
                                                  =========
  Net income per share of Genzyme
    General Stock:
    Basic..........................               $    1.67
                                                  =========
    Diluted........................               $    1.59
                                                  =========
  Weighted average shares
    outstanding:
    Basic..........................     G3           93,193
                                                  =========
    Diluted........................     G3          104,146
                                                  =========
  ALLOCATED TO MOLECULAR ONCOLOGY
    STOCK:
  Net loss.........................               $ (23,096)
                                                  =========
  Net loss per share of Molecular
    Oncology Stock--basic and
    diluted........................               $   (1.60)
                                                  =========
  Weighted average shares
    outstanding....................                  14,446
                                                  =========
  ALLOCATED TO SURGICAL PRODUCTS
    STOCK:
  Net loss.........................               $      --
                                                  =========
  Net loss per share of Surgical
    Products Stock--basic and
    diluted........................               $      --
                                                  =========
  Weighted average shares
    outstanding....................                      --
                                                  =========
  ALLOCATED TO TISSUE REPAIR STOCK:
  Net loss.........................               $      --
                                                  =========
  Net loss per share of Tissue
    Repair Stock--basic and
    diluted........................               $      --
                                                  =========
  Weighted average shares
    outstanding....................                      --
                                                  =========
  BIOMATRIX, INC.:
  Net income.......................               $      --
                                                  =========
  Net income per Biomatrix common
    share--basic...................               $      --
                                                  =========
  Weighted average shares
    outstanding....................                      --
                                                  =========
  Net income per Biomatrix common
    and common equivalent
    share-diluted..................               $      --
                                                  =========
  Adjusted weighted average shares
    outstanding....................                      --
                                                  =========
  ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss......               $(130,457)
  Allocated tax benefit............                  13,948
                                                  =========
  Net loss allocated to Biosurgery
    stock..........................               $(116,509)
                                                  =========
  Net loss per share of Biosurgery
    Stock--basic and diluted.......               $   (3.27)
                                                  =========
  Weighted average shares
    outstanding....................                  35,673
                                                  =========
  GELTEX PHARMACEUTICALS, INC.:
  Net loss.........................     G8        $      --
                                                  =========
  Net loss per share of GelTex
    common stock--basic and
    diluted........................     G8        $      --
                                                  =========
  Weighted average shares
    outstanding....................     G3               --
                                                  =========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES
        UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (CONTINUED)
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                      PRO FORMA
                                       GENZYME
                                     CORPORATION,      HISTORICAL
                                      BIOMATRIX          WYNTEK          PRO FORMA      NOTE      HISTORICAL     PRO FORMA
                                      AND GELTEX    DIAGNOSTICS, INC.   ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS
                                     ------------   -----------------   -----------   ---------   -----------   -----------
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL
    STOCK:
  Genzyme General net income.......   $ 120,622                          $ (1,810)         W10                   $     --
  Tax benefit allocated from
    Genzyme Molecular Oncology.....       7,476                                --                                      --
  Tax benefit allocated from
    Genzyme Biosurgery.............      27,671                                --                                   4,874
                                      ---------                          --------                                --------
  Net income allocated to Genzyme
    General Stock..................   $ 155,769                          $ (1,810)                               $  4,874
                                      =========                          ========                                ========
  Net income per share of Genzyme
    General Stock:
    Basic..........................   $    1.67
    Diluted........................   $    1.59
  Weighted average shares
    outstanding:
    Basic..........................      93,193
    Diluted........................     104,146
  ALLOCATED TO MOLECULAR ONCOLOGY
    STOCK:
  Net loss.........................   $ (23,096)
                                      =========
  Net loss per share of Molecular
    Oncology Stock--basic and
    diluted........................   $   (1.60)
                                      =========
  Weighted average shares
    outstanding....................      14,446
                                      =========
  ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss......   $(130,457)                                                                 $(13,538)
  Allocated tax benefit............      13,948                                                                        --
                                      ---------                                                                  --------
  Net loss allocated to Biosurgery
    stock..........................   $(116,509)                                                                 $(13,538)
                                      =========                                                                  ========
  Net loss per share of Biosurgery
    Stock--basic and diluted.......   $   (3.27)
                                      =========
  Weighted average shares
    outstanding....................      35,673                                                                     2,086
                                      =========                                                                  ========
WYNTEK DIAGNOSTICS, INC.
  Net income.......................                      $ 3,896         $ (3,896)         W10
                                                         =======
  Net income per Wyntek common
    share--basic...................                      $  0.95         $  (0.95)         W10
                                                         =======         ========
  Weighted average shares
    outstanding....................                        4,120           (4,120)         W10
                                                         =======         ========
  Net income per Wyntek common
    share--diluted.................                      $  0.87         $  (0.87)         W10
                                                         =======         ========
  Adjusted weighted average shares
    outstanding....................                        4,488           (4,488)         W10
                                                         =======         ========
FOCAL, INC.
  Net loss.........................                                                                $(19,077)     $ 19,077
                                                                                                   ========      ========
  Net loss per Focal common
    share--basic and diluted.......                                                                $  (1.30)     $   1.30
                                                                                                   ========      ========
  Weighted average shares
    outstanding....................                                                                  14,707       (14,707)
                                                                                                   ========      ========


                                                     PRO FORMA
                                                      GENZYME
                                        NOTE        CORPORATION
                                     REFERENCE    AND SUBSIDIARIES
                                     ----------   ----------------
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL
    STOCK:
  Genzyme General net income.......                  $ 118,812
  Tax benefit allocated from
    Genzyme Molecular Oncology.....                      7,476
  Tax benefit allocated from
    Genzyme Biosurgery.............     F14             32,545
                                                     ---------
  Net income allocated to Genzyme
    General Stock..................                  $ 158,833
                                                     =========
  Net income per share of Genzyme
    General Stock:
    Basic..........................                  $    1.70
                                                     =========
    Diluted........................                  $    1.62
                                                     =========
  Weighted average shares
    outstanding:
    Basic..........................                     93,193
                                                     =========
    Diluted........................                    104,146
                                                     =========
  ALLOCATED TO MOLECULAR ONCOLOGY
    STOCK:
  Net loss.........................                  $ (23,096)
                                                     =========
  Net loss per share of Molecular
    Oncology Stock--basic and
    diluted........................                  $   (1.60)
                                                     =========
  Weighted average shares
    outstanding....................                     14,446
                                                     =========
  ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss......     F13          $(143,995)
  Allocated tax benefit............                     13,948
                                                     ---------
  Net loss allocated to Biosurgery
    stock..........................                  $(130,047)
                                                     =========
  Net loss per share of Biosurgery
    Stock--basic and diluted.......                  $   (3.44)
                                                     =========
  Weighted average shares
    outstanding....................     F13             37,759
                                                     =========
WYNTEK DIAGNOSTICS, INC.
  Net income.......................

  Net income per Wyntek common
    share--basic...................

  Weighted average shares
    outstanding....................

  Net income per Wyntek common
    share--diluted.................

  Adjusted weighted average shares
    outstanding....................

FOCAL, INC.
  Net loss.........................     F13                 --
                                                     =========
  Net loss per Focal common
    share--basic and diluted.......     F13                 --
                                                     =========
  Weighted average shares
    outstanding....................     F13                 --
                                                     =========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES
              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        HISTORICAL
                                         GENZYME           HISTORICAL
                                       CORPORATION           WYNTEK          PRO FORMA      NOTE      HISTORICAL     PRO FORMA
                                     AND SUBSIDIARIES   DIAGNOSTICS, INC.   ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS
                                     ----------------   -----------------   -----------   ---------   -----------   -----------
Revenues:
  Net product sales................      $250,830             $5,855         $     --                 $       613    $    (571)
  Net service sales................        23,760                 --                                           --
  Collaborative R&D Revenue........                                                                           249         (249)
  Revenues from research and
    development contracts:
    Related parties................           319                 --                                           --
    Other..........................         3,352                 --                                           --
                                         --------             ------         --------                 -----------    ---------
      Total revenues...............       278,261              5,855               --                         862         (820)
                                         --------             ------         --------                 -----------    ---------

Operating costs and expenses:
  Cost of products sold............        76,532              2,208                                          771         (429)
  Cost of services sold............        13,421                 --                                           --
  Selling, general and
    administrative.................        91,114                864                                        1,446          217
  Research and development
    (including research and
    development related to
    contracts).....................        57,110                490                                        1,369
  Amortization of intangibles......        28,991                 --            1,256         W6                            80
                                         --------             ------         --------                 -----------    ---------
      Total operating costs and
        expenses...................       267,168              3,562            1,256                       3,586         (132)
                                         --------             ------         --------                 -----------    ---------

Operating income (loss)............        11,093              2,293           (1,256)                     (2,724)        (688)

Other income (expenses):
  Equity in net loss of
    unconsolidated affiliates......        (9,015)                --                                           --          536
  Minority interest................         1,274                 --                                           --
  Other............................        (3,710)                --                                           --
  Investment income................        10,148                 66             (893)        W8               99
  Interest expense.................       (11,370)                --
                                         --------             ------         --------                 -----------    ---------
      Total other income
        (expenses).................       (12,673)                66             (893)                         99          536
                                         --------             ------         --------                 -----------    ---------

Income (loss) before income
  taxes............................        (1,580)             2,359           (2,149)                     (2,625)        (152)
Provision for income taxes.........           670               (850)             774         W9               --        1,000
                                         --------             ------         --------                 -----------    ---------
Income (loss) before cumulative
  effect of change in accounting
  principle........................          (910)             1,509           (1,375)                     (2,625)         848
Cumulative effect of change in
  accounting principle, net of
  tax..............................         4,167                 --               --                          --           --
                                         --------             ------         --------                 -----------    ---------
Net income.........................      $  3,257             $1,509         $ (1,375)                $    (2,625)   $     848
                                         --------             ------         --------                 -----------    ---------

                                                    PRO FORMA
                                                     GENZYME
                                                   CORPORATION
                                       NOTE            AND
                                     REFERENCE    SUBSIDIARIES
                                     ---------   ---------------
Revenues:
  Net product sales................       F10      $   256,727
  Net service sales................                     23,760
  Collaborative R&D Revenue........       F11
  Revenues from research and
    development contracts:
    Related parties................                        319
    Other..........................                      3,352
                                                   -----------
      Total revenues...............                    284,158
                                                   -----------
Operating costs and expenses:
  Cost of products sold............       F10           79,082
  Cost of services sold............                     13,421
  Selling, general and
    administrative.................        F9           93,641
  Research and development
    (including research and
    development related to
    contracts).....................                     58,969
  Amortization of intangibles......        F8           30,327
                                                   -----------
      Total operating costs and
        expenses...................                    275,440
                                                   -----------
Operating income (loss)............                      8,718
Other income (expenses):
  Equity in net loss of
    unconsolidated affiliates......                     (8,479)
  Minority interest................                      1,274
  Other............................                     (3,710)
  Investment income................                      9,420
  Interest expense.................                    (11,370)
                                                   -----------
      Total other income
        (expenses).................                    (12,865)
                                                   -----------
Income (loss) before income
  taxes............................                     (4,147)
Provision for income taxes.........       F12            1,594
                                                   -----------
Income (loss) before cumulative
  effect of change in accounting
  principle........................                     (2,553)
Cumulative effect of change in
  accounting principle, net of
  tax..............................                      4,167
                                                   -----------
Net income.........................                $     1,614
                                                   -----------

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES
        UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS (CONTINUED)
                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                        HISTORICAL       HISTORICAL
                                         GENZYME           WYNTEK
                                       CORPORATION      DIAGNOSTICS,    PRO FORMA      NOTE      HISTORICAL     PRO FORMA
                                     AND SUBSIDIARIES       INC.       ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS
                                     ----------------   ------------   -----------   ---------   -----------   -----------
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL
    STOCK:
  Genzyme General net income before
    cumulative effect of change in
    accounting principle...........      $ 25,145                       $    134        W10                     $     --
  Cumulative effect of change in
    accounting principle, net of
    tax............................         4,167                             --                                      --
                                         --------                       --------                                --------
  Genzyme General net income.......        29,312                            134                                      --
  Tax benefit allocated from
    Genzyme Biosurgery.............         8,116                             --                                   1,000
  Tax benefit allocated from
    Genzyme Molecular Oncology.....         2,826                             --                                      --
                                         --------                       --------                                --------
  Net income allocated to Genzyme
    General Stock..................      $ 40,254                       $    134                                $  1,000
                                         ========                       ========                                ========
  Net income per share of Genzyme
    General Stock:
  Basic:
  Net income per share before
    cumulative effect of change in
    accounting principle...........      $   0.38
  Per share cumulative effect of
    change in accounting principle,
    net of tax.....................          0.04
                                         --------
  Net income per share allocated to
    Genzyme General Stock..........      $   0.42
                                         ========
  Diluted:
  Net income per share before
    cumulative effect of change in
    accounting principle...........      $   0.36
  Per share cumulative effect of
    change in accounting principle,
    net of tax.....................          0.04
                                         --------
  Net income per share allocated to
    Genzyme General Stock..........      $   0.40
                                         ========
  Weighted average shares
    outstanding:
  Basic............................        95,875
                                         ========
  Diluted..........................       100,400
                                         ========
  ALLOCATED TO MOLECULAR ONCOLOGY
    STOCK:
  Net loss.........................      $ (6,274)
                                         ========
  Net loss per share of Molecular
    Oncology Stock--basic and
    diluted........................      $  (0.39)
                                         ========
  Weighted average shares
    outstanding....................        15,907
                                         ========
  FOCAL, INC.:
  Net income.......................                                                                $(2,625)     $  2,625
                                                                                                   =======      ========
  Net income per Focal common
    share-basic and diluted........                                                                $ (0.15)     $   0.15
                                                                                                   =======      ========
  Weighted average shares
    outstanding....................                                                                 17,283       (17,283)
                                                                                                   =======      ========
  ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss......      $(35,327)                                                              $ (2,777)
  Allocated tax benefit............         4,604                                                                     --
                                         --------                                                               --------
  Net loss allocated to Biosurgery
    Stock..........................      $(30,723)                                                              $ (2,777)
                                         ========                                                               ========
  Net loss per share of Biosurgery
    Stock--basic and diluted.......      $  (0.84)
                                         ========
  Weighted average shares
    outstanding....................        36,402                                                                  2,086
                                         ========                                                               ========
  WYNTEK DIAGNOSTICS, INC.:
  Net income.......................                       $ 1,509       $ (1,509)       W10
                                                          =======       ========
  Net income per Wyntek common
    share--basic...................                       $  0.37       $  (0.37)       W10
                                                          =======       ========
  Weighted average shares
    outstanding....................                         4,125         (4,125)       W10
                                                          =======       ========
  Net income per Wyntek common and
    equivalent share--diluted......                       $  0.34       $  (0.34)       W10
                                                          =======       ========
  Adjusted weighted average shares
    outstanding....................                         4,487         (4,487)       W10
                                                          =======       ========

                                                    PRO FORMA
                                                     GENZYME
                                       NOTE        CORPORATION
                                     REFERENCE   AND SUBSIDIARIES
                                     ---------   ----------------
NET INCOME (LOSS) PER SHARE:
  ALLOCATED TO GENZYME GENERAL
    STOCK:
  Genzyme General net income before
    cumulative effect of change in
    accounting principle...........                  $ 25,279
  Cumulative effect of change in
    accounting principle, net of
    tax............................                     4,167
                                                     --------
  Genzyme General net income.......                    29,446
  Tax benefit allocated from
    Genzyme Biosurgery.............     F14             9,116
  Tax benefit allocated from
    Genzyme Molecular Oncology.....                     2,826
                                                     --------
  Net income allocated to Genzyme
    General Stock..................                  $ 41,388
                                                     ========
  Net income per share of Genzyme
    General Stock:
  Basic:
  Net income per share before
    cumulative effect of change in
    accounting principle...........                  $   0.39
  Per share cumulative effect of
    change in accounting principle,
    net of tax.....................                      0.04
                                                     --------
  Net income per share allocated to
    Genzyme General Stock..........                  $   0.43
                                                     ========
  Diluted:
  Net income per share before
    cumulative effect of change in
    accounting principle...........                  $   0.37
  Per share cumulative effect of
    change in accounting principle,
    net of tax.....................                      0.04
                                                     --------
  Net income per share allocated to
    Genzyme General Stock..........                  $   0.41
                                                     ========
  Weighted average shares
    outstanding:
  Basic............................                    95,875
                                                     ========
  Diluted..........................                   100,400
                                                     ========
  ALLOCATED TO MOLECULAR ONCOLOGY
    STOCK:
  Net loss.........................                  $ (6,274)
                                                     ========
  Net loss per share of Molecular
    Oncology Stock--basic and
    diluted........................                  $  (0.39)
                                                     ========
  Weighted average shares
    outstanding....................                    15,907
                                                     ========
  FOCAL, INC.:
  Net income.......................     F13          $     --
                                                     ========
  Net income per Focal common
    share-basic and diluted........     F13          $     --
                                                     ========
  Weighted average shares
    outstanding....................     F13                --
                                                     ========
  ALLOCATED TO BIOSURGERY STOCK:
  Genzyme Biosurgery net loss......     F13          $(38,104)
  Allocated tax benefit............                     4,604
                                                     --------
  Net loss allocated to Biosurgery
    Stock..........................                  $(33,500)
                                                     ========
  Net loss per share of Biosurgery
    Stock--basic and diluted.......                  $  (0.87)
                                                     ========
  Weighted average shares
    outstanding....................     F13            38,488
                                                     ========
  WYNTEK DIAGNOSTICS, INC.:
  Net income.......................                  $     --
                                                     ========
  Net income per Wyntek common
    share--basic...................                  $     --
                                                     ========
  Weighted average shares
    outstanding....................                        --
                                                     ========
  Net income per Wyntek common and
    equivalent share--diluted......                  $     --
                                                     ========
  Adjusted weighted average shares
    outstanding....................                        --
                                                     ========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                              AS OF MARCH 31, 2001
                             (AMOUNTS IN THOUSANDS)

                                          HISTORICAL
                                            GENZYME          HISTORICAL
                                        CORPORATION AND        WYNTEK          PRO FORMA      NOTE      HISTORICAL     PRO FORMA
                                         SUBSIDIARIES     DIAGNOSTICS, INC.   ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS
                                        ---------------   -----------------   -----------   ---------   -----------   -----------
ASSETS
Current assets:
  Cash and cash equivalents...........    $  207,582          $  4,779         $ (65,650)       W1       $  5,490      $    (507)
  Short-term investments..............       122,557                --                                        201
  Accounts receivable, net............       211,452             3,826                                        432           (370)
  Inventories.........................       165,437             2,091               318        W3          1,511          5,078
  Prepaid expenses and other current
    assets............................        36,537               100                                        406
  Deferred tax assets--current........        45,024               229              (229)       W4             --
                                          ----------          --------         ---------                 --------      ---------
      Total current assets............       788,589            11,025           (65,561)                   8,040          4,201
Property, plant and equipment, net....       512,386             1,970                                      2,020
Long-term investments.................       289,475                                                           --
Notes receivable--related party.......        10,159                --                                        174            (37)
Intangibles, net......................     1,536,065                --            49,122        W1             --          3,817
Deferred tax assets--noncurrent.......            --                --                                         --
Investments in equity securities......        76,903                --                                         --
Other noncurrent assets...............        50,835                40                                         --          2,600
                                                                                                                          (6,165)
                                          ----------          --------         ---------                 --------      ---------
      Total assets....................    $3,264,412          $ 13,035         $ (16,439)                $ 10,234      $   4,416
                                          ==========          ========         =========                 ========      =========

                                                       PRO FORMA
                                                        GENZYME
                                          NOTE      CORPORATION AND
                                        REFERENCE    SUBSIDIARIES
                                        ---------   ---------------
ASSETS
Current assets:
  Cash and cash equivalents...........      F1        $  151,694
  Short-term investments..............                   122,758
  Accounts receivable, net............      F5           215,340
  Inventories.........................      F4           174,435
  Prepaid expenses and other current
    assets............................                    37,043
  Deferred tax assets--current........                    45,024
                                                      ----------
      Total current assets............                   746,294
Property, plant and equipment, net....                   516,376
Long-term investments.................                   289,475
Notes receivable--related party.......      F3            10,296
Intangibles, net......................      F1         1,589,004
Deferred tax assets--noncurrent.......                        --
Investments in equity securities......                    76,903
Other noncurrent assets...............      F6
                                            F5            47,310
                                                      ----------
      Total assets....................                $3,275,658
                                                      ==========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                      GENZYME CORPORATION AND SUBSIDIARIES
             UNAUDITED PRO FORMA COMBINED BALANCE SHEET (CONTINUED)
                              AS OF MARCH 31, 2001
                             (AMOUNTS IN THOUSANDS)

                                     HISTORICAL       HISTORICAL
                                       GENZYME          WYNTEK          PRO FORMA      NOTE      HISTORICAL     PRO FORMA
                                     CORPORATION   DIAGNOSTICS, INC.   ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS
                                     -----------   -----------------   -----------   ---------   -----------   -----------
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable.................  $   30,133        $  1,021         $      --                  $   278      $      --
  Accrued expenses.................     110,960           1,836             1,000        W2          1,909          1,125
                                                                                                                      700
Income taxes payable...............      48,956             605                                         --
Deferred revenue...................       5,401                                                        883           (883)
Current portion of notes payable
  and long-term debt and capital
  lease obligations................      19,869                                                        600
                                     ----------        --------         ---------                  -------      ---------
      Total current liabilities....     215,319           3,462             1,000                    3,670            942
Notes payable and long-term debt
  and capital lease obligations....     381,089                                                        535
Convertible notes and debentures,
  net..............................     283,485                                                         --
Deferred Revenue--Non-current......                                                                  3,800         (3,800)
Deferred tax
  liabilities--noncurrent..........     206,980                                                         --
Other noncurrent liabilities.......       9,182                                                         --
                                     ----------        --------         ---------                  -------      ---------
      Total liabilities............   1,096,055           3,462             1,000                    8,005         (2,858)
                                     ----------        --------         ---------                  -------      ---------
Stockholders' equity:
  Genzyme General Stock, $.01 par
    value..........................         963
  Molecular Oncology Stock, $.01
    par value......................         160
  Biosurgery Stock, $.01 par
    value..........................         365                                                                        21
  Treasury Stock--at cost..........        (901)
  Additional paid-in
    capital--Genzyme General
    Stock..........................   1,290,189
  Additional paid-in
    capital--Molecular Oncology
    Stock..........................     111,665
  Additional paid-in
    capital--Biosurgery Stock......     823,631                                                                     9,513
                                                                                                                      389
  Notes receivable--related
    parties........................     (11,529)                                                                     (420)
Deferred compensation..............      (7,319)
Retained earnings (accumulated
  deficit).........................      (2,481)                           (7,866)       W1
Wyntek Diagnostics, Inc. preferred
  stock, none issued...............                          --
Wyntek Diagnostics, Inc. common
  stock............................                       3,357            (3,357)       W5
Wyntek Diagnostics, Inc. additional
  paid-in capital..................                          --
Wyntek Diagnostics, Inc. notes
  receivable--related parties......                          --
Wyntek Diagnostics, Inc. retained
  earnings.........................                       6,216            (6,216)       W5
Wyntek Diagnostics, Inc. treasury
  stock, at cost...................                          --
Focal, Inc. preferred stock, none
  issued...........................
Focal, Inc. common stock, $.0001
  par value........................                                                                    174           (174)
Focal, Inc. additional paid-in
  capital..........................                                                                100,344       (100,344)
Focal, Inc. notes
  receivable--related parties......                                                                   (420)           420
Focal, Inc. retained earnings......                                                                (97,870)        97,870
Focal, Inc. treasury stock, at
  cost.............................                                                                     --
Accumulated other comprehensive
  income (loss)....................     (36,386)                                                         1             (1)
                                     ----------        --------         ---------                  -------      ---------
    Total stockholders' equity.....   2,168,357           9,573           (17,439)                   2,229          7,274
                                     ----------        --------         ---------                  -------      ---------
    Total liabilities and
      stockholders' equity.........  $3,264,412        $ 13,035         $ (16,439)                 $10,234      $   4,416
                                     ==========        ========         =========                  =======      =========

                                                  PRO FORMA
                                                   GENZYME
                                                 CORPORATION
                                       NOTE          AND
                                     REFERENCE   SUBSIDIARIES
                                     ---------   ------------
LIABILITIES AND STOCKHOLDERS'
  EQUITY
Current liabilities:
  Accounts payable.................              $    31,432
  Accrued expenses.................      F2
                                         F2          117,530
Income taxes payable...............                   49,561
Deferred revenue...................      F7            5,401
Current portion of notes payable
  and long-term debt and capital
  lease obligations................                   20,469
                                                 -----------
      Total current liabilities....                  224,393
Notes payable and long-term debt
  and capital lease obligations....                  381,624
Convertible notes and debentures,
  net..............................                  283,485
Deferred Revenue--Non-current......      F7               --
Deferred tax
  liabilities--noncurrent..........                  206,980
Other noncurrent liabilities.......                    9,182
                                                 -----------
      Total liabilities............                1,105,664
                                                 -----------
Stockholders' equity:
  Genzyme General Stock, $.01 par
    value..........................                      963
  Molecular Oncology Stock, $.01
    par value......................                      160
  Biosurgery Stock, $.01 par
    value..........................      F1              386
  Treasury Stock--at cost..........                     (901)
  Additional paid-in
    capital--Genzyme General
    Stock..........................                1,290,189
  Additional paid-in
    capital--Molecular Oncology
    Stock..........................                  111,665
  Additional paid-in
    capital--Biosurgery Stock......      F1
                                         F1          833,533
  Notes receivable--related
    parties........................      F3          (11,949)
Deferred compensation..............                   (7,319)
Retained earnings (accumulated
  deficit).........................                  (10,347)
Wyntek Diagnostics, Inc. preferred
  stock, none issued...............                       --
Wyntek Diagnostics, Inc. common
  stock............................                       --
Wyntek Diagnostics, Inc. additional
  paid-in capital..................                       --
Wyntek Diagnostics, Inc. notes
  receivable--related parties......                       --
Wyntek Diagnostics, Inc. retained
  earnings.........................                       --
Wyntek Diagnostics, Inc. treasury
  stock, at cost...................                       --
                                         --
Focal, Inc. preferred stock, none
  issued...........................                       --
Focal, Inc. common stock, $.0001
  par value........................      F3               --
Focal, Inc. additional paid-in
  capital..........................      F3               --
Focal, Inc. notes
  receivable--related parties......      F3               --
Focal, Inc. retained earnings......      F3               --
Focal, Inc. treasury stock, at
  cost.............................                       --
Accumulated other comprehensive
  income (loss)....................      F3          (36,386)
                                                 -----------
    Total stockholders' equity.....                2,169,994
                                                 -----------
    Total liabilities and
      stockholders' equity.........              $ 3,275,658
                                                 ===========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                               GENZYME BIOSURGERY
                       A DIVISION OF GENZYME CORPORATION
             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 2000
                             (AMOUNTS IN THOUSANDS)

                                     HISTORICAL
                                      GENZYME       HISTORICAL       PRO FORMA      NOTE      HISTORICAL     PRO FORMA      NOTE
                                     BIOSURGERY   BIOMATRIX, INC.   ADJUSTMENTS   REFERENCE   FOCAL, INC.   ADJUSTMENTS   REFERENCE
                                     ----------   ---------------   -----------   ---------   -----------   -----------   ---------
Revenues:
  Net product sales................  $ 121,870        $65,401        $     --                  $  1,721      $ (1,454)       F24
  Net service sales................     23,321                                                       --
  Collaborative joint venture
    project reimbursement..........         --             --                                        --
  Collaborative R&D revenue........         --             --                                       874          (874)       F25
  Revenues from research and
    development contracts:.........         23             --                                        --
  Income from licenses, royalties,
    research contracts.............         --         10,221                                        --
                                     ---------        -------        --------                  --------      --------
    Total revenues.................    145,214         75,622              --                     2,595        (2,328)

Operating costs and expenses:
  Cost of products sold............     69,489         20,395          11,330        B11          2,842         5,078        F23
                                                                                                               (1,230)       F24
  Cost of services sold............     12,298                                                       --
  Selling, general and
    administrative.................     92,238         33,576              21        B11
                                                                         (105)       B11          6,000           867        F23
  Research and development
    (including research and
    development relating to
    contracts).....................     37,000         10,184                                     8,112
  Amortization of intangibles......      7,096             --          35,617        B10             --           318        F22
  Purchase of in-process research
    and development................     82,143             --         (82,143)       B14             --
  Charge for impaired asset........      4,321             --                                        --
                                     ---------        -------        --------                  --------      --------
    Total operating costs and
      expenses.....................    304,585         64,155         (35,280)                   16,954         5,033
                                     ---------        -------        --------                  --------      --------
Operating income (loss)............   (159,371)        11,467          35,280                   (14,359)       (7,361)

Other income (expenses):
  Charge for impaired investment...     (7,300)            --                                        --         7,300        F24
  Other............................        (15)          (301)                                      475
  Investment income................      5,833          3,402          (2,738)       B13            705
  Interest expense.................     (1,364)          (975)        (14,375)       B13           (298)
                                     ---------        -------        --------                  --------      --------
    Total other income
      (expenses)...................     (2,846)         2,126         (17,113)                      882         7,300
                                     ---------        -------        --------                  --------      --------
Loss before income taxes...........   (162,217)        13,593          18,167                   (13,477)          (61)
Provision for income taxes.........                    (6,513)          6,513        B12             --
                                     ---------        -------        --------                  --------      --------
Loss before cumulative effect of
  change in accounting principle...   (162,217)         7,080          24,680                   (13,477)          (61)
Cumulative effect of change in
  accounting principle.............                                                              (5,600)        5,600        F25
                                     ---------        -------        --------                  --------      --------
Division net loss..................  $(162,217)       $ 7,080        $ 24,680                  $(19,077)     $  5,539
                                     =========        =======        ========                  ========      ========

                                      PRO FORMA
                                       GENZYME
                                     BIOSURGERY
                                     -----------
Revenues:
  Net product sales................   $ 187,538
  Net service sales................      23,321
  Collaborative joint venture
    project reimbursement..........          --
  Collaborative R&D revenue........
  Revenues from research and
    development contracts:.........          23
  Income from licenses, royalties,
    research contracts.............      10,221
                                      ---------
    Total revenues.................     221,103
Operating costs and expenses:
  Cost of products sold............
                                        107,904
  Cost of services sold............      12,298
  Selling, general and
    administrative.................
                                        132,597
  Research and development
    (including research and
    development relating to
    contracts).....................      55,296
  Amortization of intangibles......      43,031
  Purchase of in-process research
    and development................          --
  Charge for impaired asset........       4,321
                                      ---------
    Total operating costs and
      expenses.....................     355,447
                                      ---------
Operating income (loss)............    (134,344)
Other income (expenses):
  Charge for impaired investment...          --
  Other............................         159
  Investment income................       7,202
  Interest expense.................     (17,012)
                                      ---------
    Total other income
      (expenses)...................      (9,651)
                                      ---------
Loss before income taxes...........    (143,995)
Provision for income taxes.........          --
                                      ---------
Loss before cumulative effect of
  change in accounting principle...    (143,995)
Cumulative effect of change in
  accounting principle.............          --
                                      ---------
Division net loss..................   $(143,995)
                                      =========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS.

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

             UNAUDITED PRO FORMA COMBINED STATEMENTS OF OPERATIONS

                   FOR THE THREE MONTHS ENDED MARCH 31, 2001
                             (AMOUNTS IN THOUSANDS)

                                                  HISTORICAL                                           PRO FORMA
                                                   GENZYME     HISTORICAL     PRO FORMA      NOTE       GENZYME
                                                  BIOSURGERY   FOCAL, INC.   ADJUSTMENTS   REFERENCE   BIOSURGERY
                                                  ----------   -----------   -----------   ---------   ----------
Revenues:
  Net product sales.............................   $ 48,624       $   613      $  (571)       F24       $ 48,666
  Net service sales.............................      5,528            --                                  5,528
  Collaborative R&D Revenue.....................         --           249         (249)       F25
  Income from licenses, royalties, research
    contracts and grants........................          4            --                                      4
                                                   --------       -------      -------                  --------
    Total revenues..............................     54,156           862         (820)                   54,198
Operating costs and expenses:
  Cost of products sold.........................     28,638           771         (429)       F24         28,980
  Cost of services sold.........................      3,137            --                                  3,137
  Selling, general and administrative...........     30,692         1,446          217        F23         32,355
  Research and development......................     10,719         1,369                                 12,088
  Amortization of intangibles...................     11,321            --           80        F22         11,401
                                                   --------       -------      -------                  --------
    Total operating costs and expenses..........     84,507         3,586         (132)                   87,961
                                                   --------       -------      -------                  --------
Operating income (loss).........................    (30,351)       (2,724)        (688)                  (33,763)
Other income (expense):
  Equity in net loss of unconsolidated
    affiliates..................................       (536)           --          536        F24             --
  Other.........................................          7            --                                      7
  Investment income.............................        512            99                                    611
  Interest expense..............................     (4,959)           --                                 (4,959)
                                                   --------       -------      -------                  --------
    Total other income (expense)................     (4,976)           99          536                    (4,341)
                                                   --------       -------      -------                  --------
Loss before income taxes........................    (35,327)       (2,625)        (152)                  (38,104)
Provision for income taxes......................                                                              --
                                                   --------       -------      -------                  --------
Division net loss...............................   $(35,327)      $(2,625)     $  (152)                 $(38,104)
                                                   ========       =======      =======                  ========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

                               GENZYME BIOSURGERY

                       A DIVISION OF GENZYME CORPORATION

                   UNAUDITED PRO FORMA COMBINED BALANCE SHEET

                              AS OF MARCH 31, 2001
            (AMOUNTS IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                     HISTORICAL                                           PRO FORMA
                                                      GENZYME     HISTORICAL     PRO FORMA      NOTE       GENZYME
                                                     BIOSURGERY   FOCAL, INC.   ADJUSTMENTS   REFERENCE   BIOSURGERY
                                                     ----------   -----------   -----------   ---------   ----------
ASSETS
Current assets:
  Cash and cash equivalents........................   $ 21,548     $  5,490      $    (507)      F15       $ 26,531
  Short-term investments...........................         --          201                                     201
  Accounts receivable, net.........................     39,588          432           (370)      F18         39,650
  Inventories......................................     57,460        1,511          5,078       F21         64,049
  Prepaid expenses and other current assets........      9,590          406                                   9,996
                                                      --------     --------      ---------                 --------
    Total current assets...........................    128,186        8,040          4,201                  140,427
Property, plant and equipment, net.................     56,835        2,020                                  58,855
Long-term investments..............................         --           --                                      --
Notes receivable, related party....................         --          174            (37)      F17            137
Intangibles, net...................................    576,970           --          3,817       F15        580,787
Other..............................................      8,140           --          2,600       F19
                                                                                    (6,165)      F18          4,575
                                                      --------     --------      ---------                 --------
    Total assets...................................   $770,131     $ 10,234      $   4,416                 $784,781
                                                      ========     ========      =========                 ========

LIABILITIES AND DIVISION EQUITY
Current liabilities:
  Accounts payable.................................   $  9,794     $    278                                $ 10,072
  Accrued expenses.................................     34,719        1,909            700       F16
                                                                                     1,125       F16         38,453
Due to Genzyme General.............................     17,459           --             --                   17,459
Deferred revenue...................................         --          883           (883)      F20             --
Current portion of notes payable, long-term debt
  and capital lease obligations....................     18,421          600                                  19,021
                                                      --------     --------      ---------                 --------
    Total current liabilities......................     80,393        3,670            942                   85,005
Convertible notes..................................     10,000           --                                  10,000
Notes payable, long-term debt and capital lease
  obligations......................................    200,887          535                                 201,422
Deferred revenue--noncurrent.......................         --        3,800         (3,800)      F20             --
Other..............................................         77           --                                      77
                                                      --------     --------      ---------                 --------
    Total liabilities..............................    291,357        8,005         (2,858)                 296,504
Division equity:
  Focal common stock...............................                     174           (174)      F17             --
  Focal additional-paid in capital.................                 100,344       (100,344)      F17             --
  Focal notes receivable--related parties..........                    (420)           420       F17             --
  Focal retained earnings..........................                 (97,870)        97,870       F17             --
  Focal other comprehensive loss...................                       1             (1)      F17             --
  Division equity..................................    478,774           --             21       F15
                                                                                     9,513       F15
                                                                                       389       F15
                                                                                      (420)      F17        488,277
                                                      --------     --------      ---------                 --------
Total division equity..............................    478,774        2,229          7,274                  488,277
                                                      --------     --------      ---------                 --------
    Total liabilities and division equity..........   $770,131     $ 10,234      $   4,416                 $784,781
                                                      ========     ========      =========                 ========

             SEE NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

(1) ACCOUNTING POLICIES AND PRO FORMA INFORMATION

    The unaudited pro forma combined financial statements reflect the pro forma effect of Genzyme's merger with Focal and Genzyme's purchase of Wyntek's stock on the:

    - unaudited statements of operations for the three months ended March 31, 2001 and the year ended December 31, 2000 and

    - unaudited balance sheet as of March 31, 2001

of both Genzyme and Genzyme Biosurgery, the division of Genzyme to which the assets, liabilities and operations of Focal will be allocated.

    The pro forma balance sheets give effect to Genzyme's transactions with Focal and Wyntek as if they occurred on March 31, 2001.

    The unaudited pro forma combined financial statements also reflect the pro forma effect of Genzyme's merger with GelTex and Genzyme's merger with Biomatrix on the unaudited statement of operations for the year ended December 31, 2000 of both Genzyme and Genzyme Biosurgery, the division of Genzyme to which the assets, liabilities and operations of Biomatrix were allocated, as if these mergers took place on January 1, 2000. In addition, the Genzyme pro forma statement of operations for the year ended December 31, 2000 reflects the change in earnings allocations resulting from the creation of Biosurgery Stock and elimination of Surgical Products Stock and Tissue Repair Stock as if this change took place on January 1, 2000.

(2) GENZYME'S ACQUISITIONS

    (A) GENZYME'S ACQUISITION OF BIOMATRIX

    Genzyme entered into the merger agreement to acquire Biomatrix on March 6, 2000. Concurrently with the merger:

    - Genzyme Biosurgery was created as a new division of Genzyme;

    - the businesses of Genzyme Surgical Products and Genzyme Tissue Repair were reallocated to Genzyme Biosurgery; and

    - the businesses of Biomatrix was allocated to Genzyme Biosurgery.

    The following exchange ratios were used to determine the number of shares of Biosurgery Stock distributed:

    - 0.6060 multiplied by the number of shares of Surgical Products Stock outstanding;

    - 0.3352 multiplied by the number of shares of Tissue Repair Stock outstanding; and

    - 0.7162 multiplied by the number of Biomatrix shares outstanding (based on a one-for-one exchange ratio for 71.62% of the Biomatrix shares).

This resulted in approximately:

    - 9,092,763 shares of Biosurgery Stock exchanged for 15,004,560 shares of Surgical Products Stock;

    - 9,679,769 shares of Biosurgery Stock exchanged for 28,877,593 shares of Tissue Repair Stock; and

    - 17,516,712 shares of Biosurgery Stock and approximately $252.4 million of cash, exchanged for 24,338,908 shares of Biomatrix common stock.

In addition, options to purchase:

    - 3,252,386 shares of Surgical Products Stock under the Genzyme equity plans,

    - 3,923,281 shares of Tissue Repair Stock under the Genzyme equity plans, and

    - 1,706,639 shares of Biomatrix common stock under the Biomatrix equity plans converted to options to purchase approximately 1,970,944, 1,315,083, and 1,222,300 shares of Biosurgery Stock, respectively. Using the acquisition price of Biomatrix common stock and certain other assumptions in the Black-Scholes option valuation model, the Biosurgery options issued in exchange for the Biomatrix options have been valued at approximately $11.4 million. In accordance with FIN 44, the intrinsic value of the portion of the unvested options related to the future service period of approximately $66,000 was allocated to deferred compensation in stockholders' equity for Genzyme or division equity for Genzyme Biosurgery, rather than to goodwill. The unvested portion is being amortized to operating expense over the remaining vesting periods of approximately three years.

    (B) GENZYME'S ACQUISITION OF GELTEX

    Genzyme entered into a merger agreement to acquire GelTex on September 11, 2000. Genzyme paid approximately $515.2 million in cash and issued
$491.2 million in Genzyme General Stock for all of the outstanding shares of GelTex common stock, using the stock price of Genzyme General Stock based on the average trading price over three days before and after the September 11, 2000 announcement of the merger. Approximately 7.9 million shares of Genzyme General Stock were issued in exchange for shares of GelTex common stock. In addition, options and warrants to purchase approximately 2.1 million shares of GelTex common stock were exchanged for options and warrants to purchase approximately
1.6 million shares of Genzyme General Stock. The vesting of GelTex options granted to employees of GelTex before the effective date of the merger will be accelerated as of the first anniversary of the effective date of the merger as long as they remain employees of GelTex or Genzyme on the one year anniversary date. Additionally, the vesting of stock options granted to directors and several officers of GelTex were accelerated immediately upon the effective time of the merger. Using the Black-Scholes valuation model, the options and warrants to purchase Genzyme General Stock issued in exchange for the GelTex options and warrants had a value of approximately $62.9 million. In accordance with Financial Accounting Standards Board Interpretation No. 44 ("FIN 44"), the intrinsic value of the portion of the unvested options related to the future service period of $10.2 million was allocated to deferred compensation in stockholders' equity for Genzyme. The unvested portion is being amortized to operating expense over the remaining vesting period of approximately one year.

    (C) GENZYME'S PENDING ACQUISITION OF FOCAL

    Genzyme entered into a merger agreement to acquire Focal on April 25, 2001. For purposes of the unaudited pro forma financial statements, we assumed that Genzyme would issue approximately 2,086,000 shares of Biosurgery Stock and approximately $7,000 in cash for all of the outstanding shares of Focal common stock excluding shares owned by Genzyme which will be cancelled in the merger. Using the price of Biosurgery Stock based on the average trading price over three days before and after April 25, 2001, the value of the shares of Biosurgery Stock would be approximately $9.5 million. In addition, options to purchase 1,742,664 shares of Focal common stock and warrants to purchase

43,782 shares of Focal common stock will be exchanged for options to purchase approximately 276,705 shares of Biosurgery Stock. Using the Black-Scholes valuation model, the options and warrants to purchase Biosurgery Stock issued in exchange for options and warrants to purchase Focal common stock have a value of approximately $389,000. In accordance with FIN 44, any intrinsic value of the portion of the unvested options related to future service periods would be allocated to deferred compensation in stockholders' equity for Genzyme. Based on the value of Biosurgery Stock on April 25, 2001, there was no intrinsic allocated to deferred compensation.

    (D) GENZYME'S PENDING ACQUISITION OF WYNTEK

    Genzyme entered into a stock purchase agreement on April 30, 2001 to acquire all of the outstanding stock of Wyntek. For purposes of the unaudited pro forma financial statements, we assumed that Genzyme would pay $65 million in cash for all of the outstanding Wyntek common stock and all outstanding options to acquire Wyntek common stock. No options or warrants to purchase Wyntek common stock will be assumed by Genzyme in the transaction.

(3)  PURCHASE PRICE ALLOCATION

    (A) BIOMATRIX

    The aggregate purchase price of $482.4 million was allocated to the acquired tangible and intangible assets and liabilities based on their estimated respective fair values as of December 18, 2000 (amounts in thousands):

Cash and cash equivalents...................................  $  56,137
Current assets..............................................     37,639
Property, plant & equipment.................................     38,479
Notes receivable from stockholders..........................     14,760
Intangible assets (to be amortized over 1.5 to 11.0
  years)....................................................    284,854
Goodwill (to be amortized over 11.0 years)..................    112,262
In-process research and development.........................     82,143
Deferred tax asset..........................................        922
Deferred compensation.......................................         66
Assumed liabilities.........................................    (31,099)
Liabilities for exit activities and integration.............     (6,716)
Deferred tax liability......................................   (107,044)
                                                              ---------
  Aggregate purchase price..................................  $ 482,403
                                                              =========

    In connection with the purchase of Biomatrix, Genzyme allocated approximately $82.1 million of the purchase price to in-process research and development, or IPR&D. Genzyme management assumes responsibility for determining the IPR&D valuation. Genzyme engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. For a complete description of the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities, refer to Note D, "Acquisitions" to Genzyme's consolidated financial statements included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 2000.

    (B) GELTEX

    The aggregate purchase price of $1,076.0 million was allocated to the acquired tangible and intangible assets and liabilities based on their estimated respective fair value as of December 14, 2000 (amounts in thousands):

Cash and investments........................................  $  142,994
Current assets..............................................      32,825
Property, plant & equipment.................................      45,477
Intangible assets (to be amortized over 5 to 15 years)......     465,109
Goodwill (to be amortized over 15 years)....................     449,634
In-process research and development.........................     118,048
Deferred tax asset..........................................      35,016
Deferred compensation.......................................      10,206
Assumed liabilities.........................................     (47,789)
Deferred tax liability......................................    (175,485)
                                                              ----------
  Aggregate purchase price..................................  $1,076,035
                                                              ==========

    As part of the acquisition of GelTex, Genzyme acquired all of GelTex's interest in RenaGel LLC, a joint venture between Genzyme and GelTex. Prior to the acquisition of GelTex, Genzyme accounted for its investment in RenaGel LLC under the equity method. The adjustments below also reflect the consolidation of RenaGel LLC into Genzyme's financial statements and accounting for the purchase by Genzyme of GelTex's 50%-interest in the joint venture using the purchase method of accounting. The assets and liabilities of the joint venture are reflected in the amounts above. Because Genzyme already owned a 50% interest in RenaGel LLC, the assets of RenaGel LLC were adjusted to fair value only to the extent of the 50%-interest Genzyme acquired.

    In connection with the purchase of GelTex, Genzyme expects approximately $118.0 million of the purchase price to be allocated to in-process research and development, or IPR&D. Genzyme management assumes responsibility for determining the IPR&D valuation. Genzyme engaged an independent third-party appraisal company to assist in the valuation of the intangible assets acquired. For a complete description of the allocation of the purchase price to the fair value of the acquired tangible and intangible assets and liabilities, refer to Note D, "Acquisitions" to Genzyme's consolidated financial statements included in Genzyme's Annual Report on Form 10-K for the year ended December 31, 2000.

    (C) FOCAL

    For purposes of the unaudited pro forma financial statements, the aggregate purchase price of $16.6 million was allocated to the acquired tangible and intangible assets and liabilities based on their estimated respective fair values as of March 31, 2001 (amounts in thousands):

Cash and cash equivalents...................................  $  5,490
Current assets..............................................     7,258
Property, plant & equipment.................................     2,020
Notes receivable from related party.........................       420
Intangible assets (to be amortized over 12 years)...........     3,817
Other assets................................................     2,737
Assumed liabilities.........................................    (5,147)
                                                              --------
  Aggregate purchase price..................................  $ 16,595
                                                              ========

    The total purchase price, the fair value of assets and liabilities acquired, the allocation of purchase price and the lives of intangible assets will be determined upon completion of the merger and may vary from the amounts presented herein.

    (D) WYNTEK

    For purposes of the unaudited pro forma financial statements, the aggregate purchase price of $65.7 million was allocated to the acquired tangible and intangible assets and liabilities based on their estimated respective fair values as of March 31, 2001 (amounts in thousands):

Cash and cash equivalents...................................  $ 4,779
Current and other assets....................................    6,375
Property, plant & equipment.................................    1,970
Intangible assets (to be amortized over 5 to 10 years)......   34,924
Goodwill (to be amortized over 10 years)....................   14,198
In-process research and development.........................    7,866
Assumed liabilities.........................................   (4,462)
                                                              -------
  Aggregate purchase price..................................  $65,650
                                                              =======

    The total purchase price, the fair value of assets and liabilities acquired, the allocation of purchase price and the lives of intangible assets will be determined upon completion of the transaction and may vary from the amounts presented herein.

    In connection with the purchase of Wyntek stock, Genzyme expects approximately $7.9 million of the purchase price to be allocated to in-process research and development, or IPR&D. Genzyme management assumes responsibility for determining the IPR&D valuation and expects the final valuation will be completed upon closing the transaction. The fair value assigned to purchased IPR&D was estimated by discounting, to present value, the cash flows expected to result from the project once it has reached technological feasibility. A discount rate consistent with the risks of the project was used to estimate the present value of cash flows. In estimating future cash flows, management considered other tangible and intangible assets required for successful exploitation of the technology resulting from the purchased IPR&D project and adjusted future cash flows for a charge reflecting the contribution to value of these assets. The value assigned to purchased IPR&D was the amount attributable to the efforts of Wyntek up to the time of acquisition. This amount was estimated through application of the "stage of completion" calculation by multiplying total estimated revenue for IPR&D by the percentage of completion of the purchased research and development project at the time of acquisition.

    The nature of the efforts to develop the purchased IPR&D into commercially viable products, principally relates to the completion and/or acceleration of existing development programs, including the mandatory completion of several phases of clinical trials and the costs necessary to manage the projects and trials. Assuming the approval of the product by the FDA, costs related to the wide scale manufacturing, distribution, and marketing of the product are included in the projection. The resulting net cash flows from such project are based on Genzyme management's estimates of revenues, cost of sales, research and development expenses, sales and marketing expenses, general and administrative expenses, and the anticipated income tax effect.

    The discounting of net cash flows back to their present value is based on the weighted average cost of capital, or WACC. The WACC calculation produces the average required rate of return of an investment in an operating enterprise, based on various required rates of return from investments in various areas of that enterprise. The discount rate utilized in discounting the net cash flows from purchased IPR&D was 25%. This discount rate is higher than Genzyme's WACC due to the inherent uncertainties surrounding the successful development of the purchased IPR&D.

    The forecast data employed in the analyses was based upon product level forecast information obtained by Genzyme from numerous internal and external resources. These resources included external market research and internal experts. Genzyme senior management reviewed and challenged the forecast data and related assumptions and utilized the information in analyzing IPR&D. The forecast data and assumptions are inherently uncertain and unpredictable. However, based upon the information available at this time, Genzyme management believes the forecast data and assumptions to be reasonable. These assumptions may be incomplete or inaccurate, and no assurance can be given that unanticipated events and circumstances will not occur. Accordingly, actual results may vary from the forecasted results. Any such variance may result in a material adverse effect on Genzyme's financial condition and results of operations.

    In the allocation of purchase price to the IPR&D, the concept of alternative future use was specifically considered for the program under development. The acquired IPR&D consists of Wyntek's work to complete the program. There are no alternative uses for the in-process program in the event that the program fails in clinical trials or is otherwise not feasible. The development effort for the acquired IPR&D does not possess an alternative future use for Genzyme as defined by generally accepted accounting principles.

    Below is a brief description of the IPR&D program associated with Wyntek's cardiovascular disease diagnostic product, including an estimation of when management believes Genzyme may realize revenues from the sale of this product.

    Wyntek is currently developing a cardiovascular product to rapidly measure the quantitative levels of cardiac marker proteins. These are the leading markers for the diagnosis of Acute Myocardial Infraction. The product consists of a mobile, stand-alone, quantitative diagnostic device and a reaction strip that detects disease specific marker proteins. The device will be used to read reaction strips at the patient's bedside or in an emergency room setting. Wyntek expects to complete the regulatory review process and file the PMA early in 2002 and begin selling the product during the second half of 2002. Studies to date have demonstrated the viability of this product but there can be no assurance that the regulatory authorities will approve this product. A discount rate of 25% was used in valuing the projected cash flows.

(4)  PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION OF BIOMATRIX

    These adjustments reflect the retirement of all Surgical Products Stock, Tissue Repair Stock and Biomatrix common stock and the issuance of Biosurgery Stock. The value ascribed to the Biosurgery Stock exchanged for Biomatrix common stock for purchase price accounting is $11.79 per share.

    The aggregate purchase price is comprised of the following (amounts in thousands):

Issuance of 17,516,712 shares of Biosurgery Stock...........  $206,522
Cash payment................................................   252,421
                                                              --------
  Subtotal..................................................   458,943
Issuance of Biosurgery options to Biomatrix optionholders...    11,373
Acquisition costs...........................................    12,087
                                                              --------
        Aggregate purchase price............................  $482,403
                                                              ========

    I. PRO FORMA ADJUSTMENTS TO GENZYME CORPORATION'S COMBINED STATEMENT OF OPERATIONS

   (B1) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                                        ASSIGNED      ANNUAL
                                                         VALUE     AMORTIZATION
                                                        --------   ------------
INTANGIBLE ASSETS:
  Workforce (5 years).................................  $  2,017      $   404
  Non-compete agreements (1.5 years)..................       640          427
  Distribution agreements (8 years)...................    13,950        1,744
  Trademark/trade name (11 years).....................    48,746        4,431
  Patented core technology (11 years).................    59,877        5,443
  Current products technology (11 years)..............   159,624       14,511
  Goodwill (11 years).................................   112,262       10,206
                                                        --------      -------
    Pro forma adjustment for amortization of
      intangibles.....................................  $397,116      $37,166
                                                        ========      =======

   (B2) To record the following:

       - Amortization of deferred compensation associated with Genzyme Biosurgery options that were issued in exchange for Biomatrix options;

       - Impact of the additional expense associated with the increased basis for the Biomatrix inventory;

       - Impact of the reduced depreciation expense related to the decreased basis of Biomatrix's fixed assets.

   (B3) To eliminate Biomatrix' weighted average shares outstanding, and to record the cancellation of Surgical Products Stock and Tissue Repair Stock. Also gives effect to the conversion of Surgical Products Stock and Tissue Repair Stock into Biosurgery Stock as though the tracking stock exchanges occurred on January 1, 2000, and to the issuance of Biosurgery Stock for Biomatrix common stock as though the Biomatrix acquisition occurred on January 1, 2000.

   (B4) To record the creation of Biosurgery Stock. Net losses for Genzyme Surgical Products and Genzyme Tissue Repair and net income for Biomatrix have been transferred to the calculation of loss per share allocated to Biosurgery Stock. The net income amount for Biomatrix of $7.1 million for the year ended December 31, 2000 reflects the elimination of the $6.5 million tax provision because Genzyme Biosurgery incurred a pro forma net loss for each period.

   (B5) To adjust the tax provision for the impact of the amortization of acquired intangibles, the reduction in investment income, the additional interest expense and the amortization of the deferred tax liability established in purchase accounting. Income taxes are allocated to Genzyme Biosurgery based upon the financial statement income, taxable income, credits and other amounts properly allocable to each division under generally accepted accounting principles as if it were a separate taxpayer. The realizability of deferred tax assets is assessed at the division level.

   (B6) To record interest expense that would have been incurred on the $200.0 million of debt, at a rate of 7.5% per annum; and to reduce the investment income balance to reflect the payment of $52.4 million of cash at a rate of return of 5.45% per annum.

   (B7) To allocate the pro forma tax benefits of Genzyme Biosurgery to Genzyme General. Genzyme's management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, Genzyme may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit. The tax benefits allocated to Genzyme General from Genzyme Biosurgery totaled $28.0 million for the year ended December 31, 2000. On a pro forma basis, the tax benefits allocated to Genzyme General from Genzyme Biosurgery would have been $27.7 million for the year ended December 31, 2000. The tax benefits generated by Genzyme Biosurgery and allocated to Genzyme General are lower on a pro forma basis due primarily to Biomatrix' profitability offsetting losses incurred by Genzyme Biosurgery.

   (B8) To eliminate the charge for acquired in-process research and development recorded by Genzyme in connection with the acquisition. This amount was eliminated as it reflects a material non-recurring charge directly resulting from the acquisition.

   (B9) To record the tax benefits related to the Biomatrix pro forma adjustments which are allocated to Genzyme Biosurgery.

    II. PRO FORMA ADJUSTMENTS TO GENZYME BIOSURGERY'S COMBINED STATEMENT OF OPERATIONS

  (B10) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                                        ASSIGNED      ANNUAL
                                                         VALUE     AMORTIZATION
                                                        --------   ------------
INTANGIBLE ASSETS:
  Workforce (5 years).................................  $  2,017      $   404
  Non-compete agreements (1.5 years)..................       640          427
  Distribution agreements (8 years)...................    13,950        1,744
  Trademark/trade name (11 years).....................    48,746        4,431
  Patented core technology (11 years).................    59,877        5,443
  Current products technology (11 years)..............   159,624       14,511
  Goodwill (11 years).................................   112,262       10,206
                                                        --------      -------
      Pro forma adjustment for amortization of
        intangibles...................................  $397,116      $37,166
                                                        ========      =======

  (B11) To record the following:

       - Amortization of deferred compensation associated with Genzyme Biosurgery options that were issued in exchange for Biomatrix options;

       - Impact of the additional expense associated with the increased basis for the Biomatrix inventory;

       - Impact of the reduced depreciation expense related to the decreased basis of Biomatrix's fixed assets.

  (B12) To eliminate the tax provision because Genzyme Biosurgery incurred a pro forma net loss for each period.

  (B13) To record interest expense that would have been incurred on the $200.0 million of debt, at a rate of 7.5% per annum; and to reduce the investment income balance to reflect the payment of $52.4 million of cash at a rate of return of 5.45% per annum.

  (B14) To eliminate the charge for acquired in-process research and development recorded by Genzyme in connection with the acquisition. This amount was eliminated as it reflects a material non-recurring charge directly resulting from the acquisition.

(5)  PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION OF GELTEX

    The following adjustments reflect the acquisition of GelTex by Genzyme for a combination of cash and stock and the replacement of GelTex options and warrants with options and warrants to purchase Genzyme General Stock. As part of the acquisition of GelTex, Genzyme acquired all of GelTex's interest in RenaGel LLC, a joint venture between Genzyme and GelTex. Prior to the acquisition of GelTex, Genzyme accounted for its investment in RenaGel LLC under the equity method. The adjustments below reflect the consolidation of RenaGel LLC into Genzyme's financial statements and accounting for Genzyme's purchase of GelTex' interest in the joint venture using the purchase method of accounting.

    To record the acquisition of the net assets of GelTex for an aggregate purchase price of $1,076.0 million. The aggregate purchase price is comprised of the following (amounts in thousands):

Issuance of 7,886,404 shares of Genzyme General Stock.......  $  491,181
Cash payment................................................     515,151
                                                              ----------
Subtotal....................................................   1,006,332
Basis of GelTex investment..................................       2,500
Issuance of Genzyme General options and warrants to GelTex
  option and warrant holders................................      62,882
Acquisition costs...........................................       4,321
                                                              ----------
Aggregate purchase price....................................  $1,076,035
                                                              ==========

    I. PRO FORMA ADJUSTMENTS TO GENZYME CORPORATION'S COMBINED STATEMENTS OF OPERATIONS

  (G1) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                                ASSIGNED VALUE   ANNUAL AMORTIZATION
                                                --------------   -------------------
INTANGIBLE ASSETS:
  Workforce (5 years).........................     $  2,327            $   465
  Patents (15 years)..........................      115,772              7,718
  Trademarks/trade name (15 years)............        6,526                435
  Core technology (15 years)..................       65,313              4,354
  Current products technology (5 to 15
    years)....................................      275,171             19,948
  Goodwill (15 years).........................      449,634             29,976
                                                   --------            -------
  Pro forma adjustment for amortization of
    intangibles...............................     $914,743            $62,896
                                                   ========            =======

  (G2) To record the following:

       - Amortization of deferred compensation associated with Genzyme General options that were issued in exchange for GelTex options;

       - Impact of the additional expense associated with the increased basis for the Renagel LLC inventory of $8.2 million;

       - Impact of the additional depreciation expense related to the increased basis of GelTex's fixed assets.

  (G3) To eliminate GelTex's weighted average shares outstanding, to reflect the issuance of 7,886,404 shares of Genzyme General Stock and to reflect the dilutive effect of the issuance of options to purchase Genzyme General Stock to holders of GelTex options.

  (G4) To record interest expense that would have been incurred on the $150.0 million of debt, at a rate of 7.5% per annum; to record the amortization of the value of the acquired interest rate swaps; and to reduce the investment income balance to reflect the payment of $365.2 million of cash at a rate of return of 5.45% per annum.

  (G5) To eliminate intercompany transactions between Genzyme, GelTex and RenaGel LLC.

               NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

  (G6) To eliminate Genzyme's and GelTex's equity in the net loss of RenaGel LLC and to consolidate RenaGel LLC with Genzyme.

  (G7) To adjust the tax provision for the impact of the reduction in investment income, the additional interest expense and the amortization of the deferred tax liability established in purchase accounting.

  (G8) The net loss of GelTex has been transferred to the calculation of net income per share allocated to Genzyme General Stock. The adjustment to Genzyme General net income in the calculation of income allocated to Genzyme General Stock reflects the aggregate impact of all pro forma adjustments on the Genzyme General division net income.

  (G9) To eliminate the charge for acquired in-process research and development recorded by the Company in connection with the acquisition. This amount was eliminated as it reflects a material non-recurring charge directly resulting from the acquisition.

(6) PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION OF FOCAL

    The following adjustments reflect the acquisition of outstanding Focal common stock not already owned by Genzyme for a combination of cash and stock and the replacement of Focal options and warrants with options and warrants to purchase Biosurgery Stock.

    The aggregate purchase price is comprised of the following (amounts in thousands):

Issuance of 2,086,151 shares of Biosurgery Stock............  $ 9,534
Cash payment................................................        7
                                                              -------
  Subtotal..................................................    9,541
Issuance of Biosurgery options to Focal optionholders.......      389
Acquisition costs...........................................      500
Basis of Focal investment...................................    6,165
                                                              -------
        Aggregate purchase price............................  $16,595
                                                              =======

I. PRO FORMA ADJUSTMENTS TO GENZYME CORPORATION'S COMBINED BALANCE SHEET

   (F1) To record the acquisition of the net assets of Focal for an aggregate purchase price of $16.6 million (see Note 2C). The intangible assets of approximately $3.8 million are as follows:

                                                        USEFUL LIFE     AMOUNTS
DESCRIPTION                                              IN YEARS     IN THOUSANDS
-----------                                             -----------   ------------
Patented core technology (12 years)...................     12.0         $    142
Current products technology (12 years)................     12.0            3,675
                                                                        --------
    Total.............................................                  $  3,817
                                                                        ========

       The purchase price includes $389,000 for the estimated fair value of the Genzyme Biosurgery options that were issued in exchange for the Focal options. This estimated fair value was calculated using the Black-Scholes option pricing model based on a stock price of $4.57, which is the value ascribed to the Biosurgery Stock for purchase price accounting, and other assumptions in the Black-Scholes model. No unvested options have intrinsic value that would require allocation to deferred compensation.

   (F2) To record $1.1 million of accrued expenses related to Focal's estimated acquisition costs and $700,000 related to management bonuses that have not been reflected in the historical balances as of March 31, 2001.

   (F3) To eliminate Focal historical stockholders' equity amounts totaling
        $2.2 million, except for the Focal notes receivable of $420,000, which will remain outstanding upon completion of the transaction. Focal received these notes in exchange for the purchase of Focal common stock. Also to give effect to the forgiveness of accrued interest totaling approximately $37,000 by Focal prior to the merger.

   (F4) To record inventory of Focal at fair value, by increasing the inventory by $5.1 million. The increased basis for the inventory valuation will result in a $5.1 million decrease in gross margin as the units are sold, after the acquisition.

   (F5) To eliminate the $6.2 million carrying value of Genzyme's existing investment in Focal. Also to eliminate Focal's accounts receivable from Genzyme totaling $370,000.

   (F6) To record the fair value of favorable lease arrangements to which Focal is party.

   (F7) To eliminate deferred revenue recorded by Focal that will not require Genzyme to incur any significant costs.

II. PRO FORMA ADJUSTMENTS TO GENZYME CORPORATION'S COMBINED STATEMENTS OF OPERATIONS

   (F8) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                             ASSIGNED      ANNUAL
                                              VALUE     AMORTIZATION    QUARTERLY
                                             --------   ------------   AMORTIZATION
INTANGIBLE ASSETS:
  Patented Care technology (12 years)......  $    142      $    12          $ 3
  Current products technology (12 years)...     3,675          306           77
                                             --------      -------          ---
      Pro forma adjustment for amortization
        of intangibles.....................  $  3,817      $   318          $80
                                             ========      =======          ===

   (F9) To record the following:

       - Impact of the additional expense associated with the increased basis for the Focal inventory; and

       - Impact of additional expense for the favorable lease arrangement.

  (F10) To eliminate sales and cost of sales related to transactions between Genzyme and Focal. Also to eliminate the $7.3 million impairment charge recorded by Genzyme in the year ended December 31, 2000 related to its investment in Focal common stock, and to eliminate the equity in net loss of Focal recognized by Genzyme in the three months ended March 31, 2001.

  (F11) To eliminate the cumulative effect of a change in accounting principle recorded by Focal upon adoption of Staff Accounting Bulletin No. 101, REVENUE RECOGNITION. The cumulative effect adjustment to record deferred revenue would not have been required if Focal had been acquired on January 1, 2000 and purchase accounting had been applied as of that date. Also to reverse the amortization of deferred revenue during the twelve months ended December 31, 2000 and the three months ended March 31, 2001.

  (F12) To adjust the tax provision for the net loss incurred by Focal and for the pro forma adjustments related to the Focal merger.

  (F13) To eliminate Focal's weighted average shares outstanding, and to give effect to the issuance of Biosurgery Stock for Focal common stock as though the merger occurred on January 1, 2000. The net loss of Focal has been transferred to the calculation of net loss per share allocated to Biosurgery Stock. The adjustment to Genzyme Biosurgery net loss in the calculation of income allocated to Biosurgery Stock reflects the aggregate impact of all pro forma adjustments on the Genzyme Biosurgery division net loss.

  (F14) To allocate the pro forma tax benefits of the Focal net losses and pro forma adjustments to Genzyme General. Genzyme's management and accounting policies provide that, if as of the end of any fiscal quarter, a division can not use any projected annual tax benefit attributable to it to offset or reduce its current or deferred income tax expense, Genzyme may allocate the tax benefit to other divisions in proportion to their taxable income without any compensating payments or allocation to the division generating the benefit.

III. PRO FORMA ADJUSTMENTS TO GENZYME BIOSURGERY'S COMBINED BALANCE SHEET

  (F15) To record the acquisition of the net assets of Focal for an aggregate purchase price of $16.6 million (see Note 2C). The intangible assets of approximately $3.8 million are as follows:

                                                        USEFUL LIFE     AMOUNTS
DESCRIPTION                                              IN YEARS     IN THOUSANDS
-----------                                             -----------   ------------
Patented core technology (12 years)...................     12.0             142
Current products technology (12 years)................     12.0           3,675
                                                                         ------
    Total.............................................                   $3,817
                                                                         ======

       The purchase price includes $389,000 for the estimated fair value of the Genzyme Biosurgery options that were issued in exchange for the Focal options. This estimated fair value was calculated using the Black-Scholes option pricing model based on a stock price of $4.57, which is the value ascribed to the Biosurgery Stock for purchase price accounting, and other assumptions in the Black-Scholes model. No unvested options have intrinsic value that would require allocation to deferred compensation.

  (F16) To record $1.1 million of accrued expenses related to Focal's estimated acquisition costs and $700,000 related to management bonuses that have not been reflected in the historical balances as of March 31, 2001.

  (F17) To eliminate Focal's historical stockholders' equity amounts totaling $2.2 million, except for the Focal notes receivable of $420,000, which will remain outstanding upon completion of the transaction. Focal received these notes in exchange for the purchase of Focal common stock. Also to give effect to the forgiveness of accrued interest totaling approximately $37,000 by Focal prior to the merger.

  (F18) To eliminate the $6.2 million carrying value of Genzyme's existing investment in Focal, which is allocated to Genzyme Biosurgery. Also to eliminate Focal's accounts receivable from Genzyme totaling $370,000.

  (F19) To record the fair value of favorable lease arrangements to which Focal is party.

  (F20) To eliminate deferred revenue recorded by Focal that will not require Genzyme Biosurgery to incur any additional costs.

  (F21) To record inventory of Focal at fair value, by increasing the inventory by $5.1 million. The increased basis for the inventory valuation will result in a $5.1 million decrease in gross margin as the units are sold, after the acquisition.

IV. PRO FORMA ADJUSTMENTS TO GENZYME BIOSURGERY'S COMBINED STATEMENTS OF OPERATIONS

  (F22) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                             ASSIGNED      ANNUAL       QUARTERLY
                                              VALUE     AMORTIZATION   AMORTIZATION
                                             --------   ------------   ------------
INTANGIBLE ASSETS:
  Patented core technology (12 years)......  $    142      $    12          $ 3
  Current products technology (12 years)...     3,675          306           77
                                             --------      -------          ---
      Pro forma adjustment for amortization
        of intangibles.....................  $  3,817      $   318          $80
                                             ========      =======          ===

  (F23) To record the following:

       - Impact of the additional expense associated with the increased basis for the Focal inventory; and

       - Impact of additional expense for the favorable lease arrangement.

  (F24) To eliminate sales and cost of sales related to transactions between Genzyme Biosurgery and Focal. Also to eliminate the $7.3 million impairment charge recorded by Genzyme Biosurgery in the year ended December 31, 2000 related to its investment in Focal common stock and to eliminate the equity in net loss of Focal recognized by Genzyme Biosurgery in the three months ended March 31, 2001.

  (F25) To eliminate the cumulative effect of a change in accounting principle recorded by Focal upon adoption of Staff Accounting Bulletin No. 101, REVENUE RECOGNITION. The cumulative effect adjustment to record deferred revenue would not have been required if Focal had been acquired on January 1, 2000 and purchase accounting had been applied as of that date. Also to reverse the amortization of deferred revenue during the twelve months ended December 31, 2000 and the three months ended
        March 31, 2001.

(7) PRO FORMA ADJUSTMENTS RELATED TO THE ACQUISITION OF WYNTEK STOCK

    The following adjustments reflects the acquisiton of Wyntek stock for cash.

    The aggregate purchase price is comprised of the following (amounts in thousands):

Cash payment................................................  $ 65,000
Acquisition costs...........................................       650
                                                              --------
        Aggregate purchase price............................  $ 65,650
                                                              ========

I. PRO FORMA ADJUSTMENTS TO GENZYME CORPORATION'S COMBINED BALANCE SHEET

  (W1) To record the acquisition of the net assets of Wyntek for an aggregate purchase price of $65.7 million (see Note 2D). The intangible assets of approximately $49.1 million are as follows:

                                                        USEFUL LIFE     AMOUNTS
DESCRIPTION                                              IN YEARS     IN THOUSANDS
-----------                                             -----------   ------------
Workforce.............................................      5.0          $ 1,125
Patented core technology..............................     10.0              688
Current products technology...........................     10.0           33,111
Goodwill..............................................     10.0           14,198
                                                                         -------
    Total.............................................                   $49,122
                                                                         =======

       The $7.9 million allocated to in-process technology has been charged to accumulated deficit for the purposes of the pro forma balance sheet presentation only and will be charged to expense in Genzyme's historical financial statements upon completion of the merger with Wyntek. The goodwill of $14.2 million consists of the excess of the purchase price over the fair market value of net assets acquired.

  (W2) To record $1.0 million of accrued expenses related to the estimated acquisition costs to be incurred by Wyntek that have not been reflected in the historical balances as of March 31, 2001.

  (W3) To record inventory of Wyntek at fair value, by increasing the inventory by $318,000. The increased basis for the inventory valuation will result in a $318,000 decrease in gross margin as the units are sold, after the acquisition.

  (W4) To reverse deferred tax assets recorded by Wyntek, as such assets will not be realizable by Genzyme following the merger.

  (W5) To eliminate Wyntek historical stockholders' equity amounts totaling $9.6 million.

II. PRO FORMA ADJUSTMENTS TO GENZYME CORPORATION'S COMBINED STATEMENTS OF OPERATIONS

  (W6) To record the amortization of acquired intangible assets and goodwill (amounts in thousands):

                                              ASSIGNED      ANNUAL       QUARTERLY
                                               VALUE     AMORTIZATION   AMORTIZATION
                                              --------   ------------   ------------
INTANGIBLE ASSETS:
  Workforce.................................  $ 1,125       $  225         $   56
  Patented core technology..................      688           69             17
  Current products technology...............   33,111        3,311            828
  Goodwill..................................   14,198        1,420            355
                                              -------       ------         ------
      Pro forma adjustment for amortization
        of intangibles......................  $49,122       $5,025         $1,256
                                              =======       ======         ======

  (W7) To record the impact of the additional expense associated with the increased basis for the Wyntek inventory.

  (W8) To reduce investment income to reflect the payment of $65.7 million of cash at a rate of return of 5.45% per annum.

  (W9) To adjust the tax provision for the impact of the Wyntek pro forma adjustments.

 (W10) To eliminate Wyntek's weighted average shares outstanding. The net income of Wyntek has been transferred to the calculation of net income per share allocated to Genzyme General Stock. The adjustment to Genzyme General net income in the calculation of income allocated to Genzyme General Stock reflects the aggregate impact of all pro forma adjustments on the Genzyme General division net income.

                           THE FOCAL SPECIAL MEETING

    This document is being furnished to holders of Focal common stock in connection with the solicitation of proxies by the Focal board of directors for use at the Focal special meeting and at any adjournments or postponements of the special meeting, and is accompanied by a form of proxy. You should read this document carefully before voting your shares.

DATE, TIME, PLACE AND PURPOSE OF THE FOCAL SPECIAL MEETING

    The special meeting of Focal stockholders will be held on Thursday, June 28, 2001 at 10:00 a.m., local time, at the offices of Hale and Dorr LLP, 60 State Street, Boston, Massachusetts 02109 for the purpose of considering and voting upon the proposal to adopt the merger agreement which is described in this proxy statement/prospectus.

RECOMMENDATION OF THE FOCAL BOARD OF DIRECTORS

    After careful consideration, the Focal board of directors has determined that the merger and the merger agreement are advisable and in the best interests of Focal and its stockholders and unanimously recommends that you vote "FOR" adoption of the merger agreement.

RECORD DATE

    Stockholders of record at the close of business on May 25, 2001 are entitled to notice of, and to vote at, the special meeting. Each holder of record of Focal common stock at the close of business on the record date is entitled to one vote for each share then held on each matter voted on by stockholders. At
the close of business on the record date, there were             shares of Focal
common stock issued and outstanding held by approximately       holders of
record and by approximately       persons or entities holding in nominee name.

QUORUM REQUIREMENT

    The holders of a majority of the outstanding shares entitled to vote at the special meeting must be present in person or represented by proxy to constitute a quorum. Abstentions are counted for purposes of determining whether a quorum exists. If you hold your shares of Focal common stock through a broker, bank or other nominee, generally the nominee may only vote your Focal common stock in accordance with your instructions. However, if your broker or nominee has not timely received your instructions, the nominee may vote on matters for which it has discretionary voting authority. Brokers generally will not have discretionary voting authority to vote on the proposal to adopt the merger agreement. If a nominee cannot vote on a matter because it does not have discretionary voting authority, this is a "broker non-vote" on that matter. Broker non-votes are counted as shares present or represented at the special meeting for purposes of determining whether a quorum exists, but will have the same effect as votes against adoption of the merger agreement.

VOTE REQUIRED

    Under Delaware law, in order to complete the merger, holders of a majority of the outstanding shares of Focal common stock entitled to vote at the special meeting must vote to adopt the merger agreement. Holders of an aggregate of 2,177,367 shares of Focal common stock, representing approximately 12.5% of the outstanding shares of Focal common stock as of the record date, have entered into a voting agreement under which they agreed to vote in favor of adoption of the merger agreement. This voting agreement, together with Genzyme's ownership of approximately 22% of Focal's outstanding common stock, effectively ensures that approximately 35% of the outstanding shares of Focal common stock will vote in favor of adoption of the merger agreement.

VOTING AND REVOCATION OF PROXIES

    You may revoke your proxy at any time before it is exercised by one of the following means:

    - delivering to the corporate secretary of Focal, at or before the taking of the vote at the Focal special stockholders meeting, a written notice of revocation bearing a later date than the proxy;

    - submitting a duly executed proxy with a later date relating to the same shares to the secretary of Focal before the taking of the vote at the Focal special stockholders meeting; or

    - attending the Focal special stockholders meeting and voting in person, although attendance at the Focal special stockholders meeting will not by itself constitute a revocation of a proxy.

    Any written notice of revocation or subsequent proxy should be sent to Focal, Inc. 4 Maguire Road, Lexington, Massachusetts 02421, Attention:
Secretary, or hand delivered to the secretary of Focal at or before the taking of the vote at the Focal special stockholders meeting. All shares of Focal common stock that are entitled to vote and are represented at the Focal special stockholders meeting by properly executed proxies received prior to or at such meeting, and not revoked, will be voted at such meeting in accordance with the instructions indicated on such proxies. Please note that if a broker, bank or other nominee is the holder of record of your shares and you wish to vote at the meeting, you must bring a letter from the broker, bank or other nominee confirming that you are the beneficial owner of the shares. If you execute a proxy card without giving instructions, the shares of Focal common stock represented by that proxy card will be voted "FOR" adoption of the proposed merger agreement.

    The Focal board of directors is not aware of any other matters to be voted on at the special meeting. If any other matters are properly presented at the Focal special stockholders meeting for consideration, including, among other things, consideration of a motion to adjourn the meeting to another time and/or place, including, without limitation, for the purpose of soliciting additional proxies, the persons named in the enclosed forms of proxy and acting thereunder will have discretion to vote on these matters in accordance with their best judgment.

APPRAISAL RIGHTS

    Under Delaware corporate law, Focal stockholders are not entitled to appraisal rights in connection with the merger because:

    - Focal common stock was, as of the record date for the special meeting, designated and reported for trading on The Nasdaq National Market; and

    - Focal common stock will be converted into shares of Biosurgery Stock, which also will be designated and reported for trading on The Nasdaq National Market.

SOLICITATION OF PROXIES

    Focal is paying Innisfree M&A Incorporated, a proxy solicitation firm, $8,500 plus expenses to help it with the solicitation. Officers, directors and regular employees of Focal, who will receive no additional compensation for their services, may solicit proxies by telephone or personal call. Focal has asked brokers and nominees who hold stock in their names to give the proxy statement/prospectus to their customers. This proxy statement/prospectus is
first being mailed on or about             .

                              GENZYME CORPORATION

    Genzyme is a biotechnology and human healthcare company that develops innovative products and provides services for major unmet medical needs. Genzyme was founded in 1981 and became a Massachusetts corporation in 1991. Genzyme currently has three operating divisions. Each of Genzyme's divisions has a related series of common stock--or "tracking" stock--that is intended to reflect its value and track its financial performance. Its three operating divisions are:

    - Genzyme General, which develops and markets:

       -- therapeutic products, with an expanding focus on products to treat patients suffering from lysosomal storage disorders and other specialty therapeutics;

       -- diagnostic products, with a focus on IN VITRO diagnostics; and

       -- other products and services, such as genetic testing services and lipids and peptides for drug delivery;

    - Genzyme Biosurgery, which develops and markets instruments, devices, biomaterials and biotherapeutic products to improve or replace surgery, with an emphasis on the orthopaedic and cardiothoracic markets; and

    - Genzyme Molecular Oncology, which utilizes its functional genomics and antigen discovery technology platforms to develop novel cancer products focused on cancer vaccines and angiogenesis inhibitors and to generate partnering revenue.

    Genzyme allocates all of its products, services, programs, assets and liabilities among its divisions for purposes of financial statement presentation; however, Genzyme, the corporation, continues to own all of the assets and is responsible for all of the liabilities allocated to each of the divisions.

    You can find additional information regarding Genzyme in its filings with the SEC. For more details about how you can obtain this information, you should read the section of this proxy statement/ prospectus entitled "WHERE YOU CAN
FIND MORE INFORMATION" beginning on page   .

                                  FOCAL, INC.

    Focal was incorporated in Delaware in 1991, and is focused on the development, manufacture and commercialization of synthetic, absorbable surgical sealants based on its proprietary polymer technology.

    Focal introduced its first commercial product, FocalSeal-L surgical sealant for lung surgery indications, in Europe in 1998 through a strategic marketing alliance with Ethicon, Inc., a Johnson & Johnson company. Focal has terminated its alliance with Ethicon effective as of July 5, 2001. In November 1999, Focal received CE mark approval for FocalSeal-S surgical sealant for neurosurgery indications. CE mark approval indicates compliance with European standards for safety and allows certified products to be marketed and sold in the European Union. In May 2000, the FDA approved FocalSeal-L lung surgical sealant for commercial sale in the United States. Focal launched FocalSeal-L lung surgical sealant in the United States in July 2000 through its marketing partner, Genzyme Biosurgery. In addition, Focal has received marketing approval for FocalSeal-L lung surgical sealant in Canada. In May 2001, Focal reached agreement with the FDA on a study protocol for a pivotal study of safety and efficacy for FocalSeal-S. Pending approval of the investigational new drug exemption application, Focal expects to begin this study in the third quarter of 2001.

    Clinicians perform more than 4 million open and minimally invasive lung, neurological, cardiovascular and gastrointestinal surgical procedures each year worldwide. In many of these procedures, air or fluid leaks may arise and cannot be effectively treated with existing wound closure products such as sutures and staples. Patients with persistent air or fluid leaks may require prolonged hospitalization, have more complications, higher levels of post-operative pain, and a higher risk of mortality. Sutures and staples represent the principal products comprising the wound closure market. Sutures and staples work very effectively in bringing dissected tissues back together after surgery. However, sutures and staples alone do not have inherent sealing capabilities, and, therefore, cannot consistently eliminate air and fluid leakage at the wound site. Focal's surgical sealants have several key properties that Focal believes enable them to effectively seal and reduce air and fluid leaks following surgery. These properties include adherence to tissue, strength, flexibility and elasticity, and ease of use.

    Focal has designed its FocalSeal surgical sealants to be compatible with the human body and to remain intact through the critical wound healing period and then be absorbed and eliminated by the body. Focal believes the use of its FocalSeal surgical sealants could potentially shorten patient recovery times and hospital stays, and reduce post-surgical complications.

    Focal believes, based upon preclinical evaluation of its polymers, that its FocalSeal-L and FocalSeal-S surgical sealant formulations may also be applicable to cardiovascular surgery, gastrointestinal surgery and other surgical applications. Focal has successfully demonstrated in preclinical models that FocalSeal-L surgical sealant is effective in sealing blood leaks in coronary artery bypass graft surgery and other cardiovascular indications. Focal is currently conducting further preclinical trials.

    Focal also intends to develop other applications for the liquid formulations of its polymer technology, including local drug delivery vehicles. In local drug delivery applications, Focal believes that its polymers can deliver high concentrations of drugs at local disease sites, thereby potentially enhancing efficacy and reducing toxicity associated with systemic delivery of drugs. Focal believes that its polymer technology will be uniquely effective because it adheres to the target tissue while it is releasing drugs. Focal has demonstrated in preclinical models the ability to obtain sustained release of drugs at a local disease site.

    Focal believes it has built a strong patent portfolio related to its polymer technology. As of April 30, 2001, Focal owns, licenses or has the right to 49 issued United States patents and 36 foreign patents corresponding to certain of the issued United States patents and has 90 patent applications pending in the United States, as well as foreign counterparts of certain of these applications.

    You can find additional information regarding Focal in its filings with the SEC. For more details about how you can obtain this information, you should read the section of this proxy statement/ prospectus entitled "WHERE YOU CAN FIND
MORE INFORMATION" beginning on page   .

                  MATERIAL CONTRACTS BETWEEN GENZYME AND FOCAL

MARKETING AND DISTRIBUTION AGREEMENT

    In October 1999, Focal entered into a marketing and distribution agreement with Genzyme pursuant to which Focal granted Genzyme Biosurgery exclusive marketing and distribution rights to Focal's surgical sealant products for lung surgery, cardiovascular surgery and gastrointestinal surgery in North America. Under this agreement, Genzyme reimburses Focal for its cost of manufacturing FocalSeal-Registered Trademark--L sealant and pays Focal 50% of the gross margin generated from Genzyme's sales of the product to end users.

STOCK PURCHASE AGREEMENT

    In connection with the marketing and distribution agreement, Genzyme and Focal entered into a stock purchase agreement in October 1999 pursuant to which Genzyme has acquired 3,851,806 shares of Focal common stock representing approximately 22% of Focal's outstanding capital stock. Under the stock purchase agreement, Genzyme committed to purchase up to $20.0 million of Focal common stock over an eighteen month period, in four installments of up to $5.0 million each, subject to certain specified conditions, including the continued listing of Focal common stock on The Nasdaq National Market. Genzyme made the first
$5.0 million purchase in November 1999 of 810,372 shares of Focal common stock. The second $5.0 million purchase was made in April 2000, with Genzyme purchasing 614,250 shares of Focal common stock. The third $5.0 million purchase was made in January 2001, with Genzyme purchasing 2,427,184 shares of Focal common stock. At Focal's option, subject to satisfaction of specified conditions, Genzyme may be required to purchase up to $5.0 million of additional shares of Focal common stock. Under the stock purchase agreement, the purchase price per share for this option would be based upon the average per share closing prices of the Focal common stock as reported by The Nasdaq National Market for the 20 consecutive trading days immediately preceding the date the exercise notice is delivered.

    Genzyme and Focal also agreed in the stock purchase agreement to provisions which would affect a potential change of control of Focal. Genzyme agreed to restrictions on its ability to acquire beneficial ownership of Focal common stock other than under the stock purchase agreement or as the result of any stock split. However, these restrictions would not apply if the Focal board of directors determined to solicit or consider proposals for a transaction that would result in a change of control of Focal's assets or common stock, Focal entered into an agreement for such a change of control transaction, or a third party made a public announcement of a tender or exchange offer for 20% or more of the then outstanding Focal common stock.

    The stock purchase agreement also provides that, until the earlier of the termination of the marketing and distribution agreement and Genzyme ceasing to hold at least 25% of the shares of Focal common stock purchased under the stock purchase agreement, Focal must notify Genzyme of its receipt of any written offer from a third party that could result in a change of control transaction (unless the Focal board of directors has determined not to consider such offer). Within two business days of its receipt of such notice, Genzyme is required to inform Focal if it wishes to negotiate a change of control transaction with Focal on terms no less favorable to Focal than those contained in the third party's written offer. If Genzyme so notifies Focal, then Focal is obligated to negotiate in good faith with Genzyme (subject to the fiduciary duties of the Focal board of directors). If Genzyme does not provide this notice, Focal has no further obligation to negotiate with Genzyme.

    In addition, the stock purchase agreement grants Genzyme the right to purchase its pro rata share of any future issuances of common stock by Focal, excluding issuances such as stock option grants, stock dividends and common stock issued to strategic partners in exchange for intellectual property rights. These purchase rights lapse if Genzyme has not purchased all of the shares that it is required to purchase under the stock purchase agreement.

LETTER AGREEMENT

    In connection with the merger agreement, Genzyme and Focal entered into a letter agreement that amended the terms of their existing marketing and distribution and stock purchase agreements. Genzyme agreed to waive several of the conditions to its obligation to purchase $5.0 million of additional shares of Focal common stock, including matters contemplated by the merger agreement and the requirement that Focal common stock be listed on The Nasdaq National Market. Under the revised terms, Focal may exercise its final option to sell to Genzyme $5.0 million of additional shares of Focal common stock between June 15, 2001 and July 12, 2001. If Focal exercises the final option and the applicable conditions to closing are met, Genzyme is required to purchase the shares in four installments on each of July 16, July 31, August 15 and August 31, 2001. If the merger agreement is not terminated prior to June 15, 2001, the price for these shares will be $0.70 per share, unless Focal common stock has been delisted from The Nasdaq National Market, in which case the price will be $0.40 per share. If, however, the merger agreement is terminated prior to June 15, 2001, then the per share purchase price for the Focal common stock will be the average of the per share closing prices of Focal common stock as reported by The Nasdaq National Market (or if the Focal common stock is not then listed on The Nasdaq National Market, on the principal trading market for the Focal common stock at that time, or, if there is no principal trading market, the fair market value per share of Focal common stock as determined in good faith by the Focal board of directors) for the five consecutive trading days immediately preceding the applicable purchase date. If Focal exercises its option in full, Genzyme will own approximately 10,994,663 shares of Focal common stock representing approximately 45% of Focal's outstanding capital stock, assuming the $0.70 per share price.

    Genzyme agreed that until the earliest of (a) September 1, 2001, (b) the date the merger agreement becomes terminable by Genzyme due to a material breach of the merger agreement by Focal, or (c) the termination of the merger agreement in accordance with its terms, it would:

    - not sell, transfer or otherwise dispose of beneficial ownership of shares of Focal common stock,

    - not acquire beneficial ownership or voting rights with respect to shares of the Focal common stock, other than pursuant to the exercise of the final option or its pre-emptive rights under the stock purchase agreement, or under the terms of the merger agreement and the voting agreement, and

    - ensure that no votes are cast nor proxies given at any meeting of Focal's stockholders, unless otherwise requested by Focal, with respect to any shares of Focal common stock as to which Genzyme has beneficial ownership or voting rights in excess of 40% of the number of outstanding shares of Focal common stock as of the record date for any meeting of Focal's stockholders.

    The letter agreement also provides that while the merger agreement is in effect, the restrictions on Focal's ability to issue stock and solicit alternative transactions contained in the merger agreement would govern instead of the provisions of the stock purchase agreement that grant Genzyme the right to purchase its pro rata share of future issuances of Focal common stock and that require Focal to negotiate with Genzyme if Focal receives an offer from a third party for a transaction that would result in a change of control of Focal's assets. In the letter agreement, Genzyme also agreed to permit Focal to reduce from eight to two the number of employees co-promoting FocalSeal-Registered Trademark--L product in the U.S. market. Subsequently, Genzyme agreed to eliminate Focal's obligation to provide employees to co-promote FocalSeal-Registered Trademark--L product.

                     BACKGROUND AND REASONS FOR THE MERGER

BACKGROUND OF THE MERGER

    Genzyme and Focal have had a business relationship with each other for several years. In October 1999, Focal and Genzyme entered into a marketing and distribution agreement pursuant to which Genzyme Biosurgery has exclusive marketing and distribution rights to Focal's surgical sealant products for lung surgery, cardiovascular surgery and gastrointestinal surgery in North America. At the same time, Genzyme entered into a stock purchase agreement with Focal, pursuant to which Genzyme has purchased 3,851,806 shares of Focal common stock representing approximately 22% of Focal's outstanding capital stock. At Focal's option, Genzyme may be required to make one additional $5.0 million investment. For a description of the marketing and distribution agreement and the stock purchase agreement, see "MATERIAL CONTRACTS BETWEEN GENZYME AND FOCAL" on page
  .

    Since its inception, Focal has incurred substantial net losses and has funded its operations primarily through the private placement of equity securities and through its initial public offering of common stock. In addition, Focal has entered into strategic alliances with corporate partners. Throughout 2000, the Focal board of directors and management considered potential strategic alternatives to secure continued funding without success. At the same time, sales of FocalSeal-Registered Trademark--L surgical sealant for lung surgery indications in Europe through Focal's strategic marketing alliance with Ethicon were below anticipated levels. While Focal launched FocalSeal-Registered Trademark--L sealant for lung surgery indications in North America in July 2000 through its marketing partner, Genzyme Biosurgery, revenues from such sales have not been sufficient to alter Focal's need for a significant capital infusion in the near term.

    At the September 21, 2000 quarterly meeting, the Focal board of directors directed management to recommend an investment banker to assist Focal in exploring strategic alternatives, including a sale of the company.

    On October 3, 2000, at the request of Robert J. DePasqua, he and John Connolly, Executive Vice President of Genzyme Biosurgery, met at Genzyme's offices. Mr. DePasqua reviewed with Mr. Connolly the state of Focal's business and discussed a possible acquisition of Focal by Genzyme.

    On October 20, 2000 at a meeting of the Focal board of directors,
Mr. DePasqua reported on Focal's progress in selecting a financial advisor and apprised the board of the status of discussions with Genzyme regarding a potential merger. At a meeting of the compensation committee of the Focal board of directors held the same day, the committee approved changes to the compensation and bonus arrangements, options, separation benefits and other arrangements with senior management in connection with retention of key employees. For a more detailed discussion of the interests of Focal management, see "BACKGROUND AND REASONS FOR THE MERGER--Interests of Focal Management in the
Merger" on page       of this proxy statement/prospectus.

    In late October and early November 2000, representatives of Focal spoke with Wayne Pambianchi at The Sage Group, a health care strategic consulting firm, concerning Focal's present circumstances and future prospects. The Sage Group presented its credentials, experience and capabilities. On November 14, 2000, Focal engaged The Sage Group to provide services relating to Focal's strategic options, including the sale or merger of Focal. The basis for this selection was The Sage Group's knowledge of Focal, its technology, products, and markets, as well as The Sage Group's reputation, background and experience in the industry. With The Sage Group's assistance, Focal prepared a descriptive memorandum which was distributed to companies identified by The Sage Group which might be interested in a strategic investment in or acquisition of Focal, including, large, small and mid-capitalization providers of medical devices, drug delivery systems, pharmaceutical and biopharmaceutical products, and wound management products. From December 2000 through early April 2001, representatives of The Sage Group contacted approximately 46 such companies regarding a potential acquisition of Focal's business and had preliminary discussions with approximately 15 of these companies.

    Despite these efforts, only two companies, including Genzyme, made a site visit and only Genzyme made an acquisition proposal. Focal believes that contacted parties did not submit offers for a number of reasons, including concerns about Focal's business fundamentals, market conditions, and the relationship with Genzyme, including the terms of the exclusive marketing and distribution agreement, Genzyme's ownership position and the negotiation and other rights under the stock purchase agreement.

    From December 2000 through March 2001, Messrs. Connolly, DePasqua, Rudowsky, Pambianchi, and Earl Collier, President of Genzyme Biosurgery, engaged in a series of exploratory, non-binding discussions relating to a possible business combination between the parties. Focal management informally briefed the Focal board from time to time concerning these discussions. These meetings became more frequent following February 27, 2001 when Focal management decided, based on results to date from the strategic alternatives initiative, to focus more deliberately on a transaction with Genzyme.

    On January 23, 2001, Mr. DePasqua and Mr. Rudowsky provided a detailed report to the board of directors on the activities of The Sage Group with respect to potential acquisition transactions. At this meeting, the board and members of Focal's management considered and discussed strategic alternatives for the company in lieu of a sale of the business, including a spin out of Focal's research-stage assets for applications outside of the field of surgical sealants into a separately-financed independently operated company. The Focal board did not pursue any of these alternatives because it believed a sale of the company would provide superior value to stockholders and would be more likely to succeed.

    On January 25, 2001, Focal announced a major restructuring of the Focal board of directors and management. Mr. DePasqua was elected Chairman of the Board and Mr. Rudowsky was appointed Focal's President and Chief Executive Officer and was elected to the Focal board of directors. Two Focal directors also resigned. Focal also publicly announced that it had retained the services of The Sage Group to investigate potential strategic alternatives.

    On January 31, 2001, Focal's independent auditors delivered their report on Focal's financial statements for 2000, including a statement that Focal's recurring losses and net capital deficiency raised substantial doubt about the Company's ability to continue as a going concern.

    On February 16, 2001, Messrs. Pambianchi, DePasqua, Rudowsky, and Jarrett met with representatives of another potential bidder to discuss its interest in acquiring Focal's business.

    On March 7, 2001, Mr. Pambianchi, Mr. Collier, Mr. Connolly and Thomas Mathers, Vice President of Genzyme Biosurgery, met to discuss the structure, value and timing of a possible acquisition of Focal by Genzyme, as well as Focal's options in the event Genzyme did not make an offer. During this meeting, Mr. Collier indicated that while the acquisition of Focal was of interest to Genzyme, various factors limited the magnitude of an offer that Genzyme could make, including the combined effects of the financial markets, Genzyme's previous $15 million investment in Focal common stock, the imminent need to write down part of this investment, the necessity of making significant additional investments following an acquisition to achieve profitability for Focal's business and other factors. Mr. Collier suggested that an acquisition involving shares of Biosurgery Stock would make sense for Genzyme and would provide Focal shareholders increased liquidity and meaningful upside potential. The parties also discussed Genzyme's negotiation rights under the stock purchase agreement.

    On March 13, 2001, Mr. Pambianchi spoke to Mr. Connolly by telephone regarding the possibility of Genzyme relinquishing, sharing, or selling its rights to FocalSeal, to facilitate a possible transaction with another party. Mr. Connolly rejected these ideas. Mr. Pambianchi and Mr. Connolly again discussed the merits of an acquisition of Focal by Genzyme. Subsequent to this discussion,

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Mr. Pambianchi also spoke to Mr. Connolly about allowing reductions in Focal's sales force required under the marketing and distribution agreement, in order to reduce Focal's expenses. Mr. Pambianchi kept Focal management apprised of developments throughout these discussions.

    On March 15, 2001, at a meeting of the Focal board of directors, Mr. Pambianchi reviewed several strategic alternatives available to Focal in lieu of a sale of the business. Messrs. DePasqua, Rudowsky and Pambianchi also apprised the board of the status of discussions with Genzyme concerning a potential acquisition. Later the same day, Mr. Pambianchi, Mr. Rudowsky, Mr. Connolly and Mr. Collier met at Genzyme's offices to discuss research collaborations as well as the reduction of number of the Focal sales specialists required under the marketing and distribution agreement.

    On March 16, 2001, Mr. Connolly contacted Mr. Rudowsky and Mr. Pambianchi and indicated that Genzyme management believed that it could recommend to Genzyme's board of directors an acquisition of Focal providing for the exchange of 0.1133 of a share of Biosurgery Stock for each outstanding share of Focal common stock. The management of Focal considered the offer and determined that it could not recommend the offer to the Focal board of directors.

    On March 26, 2001, representatives of another potential acquiror met with Mr. Jarrett, Mr. Bromander and Mr. Rudowsky at Focal's headquarters.

    On March 27, 2001, Mr. Pambianchi, Mr. Connolly and Mr. Rudowsky met to discuss the status of the marketing and distribution agreement. During this meeting, the parties further discussed the merits of a merger.

    On April 2, 2001, Mr. Connolly contacted Mr. Rudowsky by telephone and indicated that Genzyme management would recommend to Genzyme's board of directors a transaction providing for the exchange of 0.1545 of a share of Genzyme Biosurgery for each outstanding share of Focal common stock.
Mr. Rudowsky called Mr. DePasqua and advised him of the conversation.
Mr. DePasqua then called Mr. Connolly to review the offer and request a written proposal.

    On April 3, 2001, Genzyme management submitted to Focal a letter outlining the terms for a potential acquisition, together with a proposed form of exclusivity agreement. On April 3 and April 4, 2001, Messrs. Pambianchi, DePasqua and Rudowsky reviewed Genzyme's letter and informally apprised directors of its terms. Focal management considered the terms of the letter and determined that the letter could serve as the basis for an acceptable transaction.

    On April 4, 2001, the parties finalized and executed an agreement providing Genzyme with an exclusivity period of ten days for the parties to evaluate a business combination. The parties also finalized and executed a non-disclosure agreement, and Genzyme's counsel, Palmer & Dodge LLP delivered a draft merger agreement to Focal's counsel, Hale and Dorr LLP.

    On April 6, 2001, the other potential acquiror notified Focal that it would not make a proposal for an acquisition.

    On April 10, 2001, Focal engaged Stephens Inc., an investment banking firm, to render an opinion to the Focal board of directors concerning the fairness, from a financial point of view, of the proposed transaction. The basis for this selection was prior experience with the firm, as well as its reputation, background and experience in the industry. During the period from April 10, 2001 to April 25, 2001, Stephens Inc. met with members of Focal's management team to evaluate the business. In addition, Stephens Inc. visited Genzyme on April 16, 2001 to review its business.

    Between April 5, 2001 and April 25, 2001, representatives from Genzyme and Focal, and their respective legal counsel, engaged in a series of discussions to negotiate the terms and conditions of the definitive merger agreement and related documentation. In addition, a letter agreement was drafted which, among other things, modified the rights and obligations under the existing stock purchase and distribution and marketing agreements between the parties. Throughout this period, both parties and

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their legal, financial and accounting advisors conducted a detailed due diligence review of the other party's business, financial condition and operations.

    In early April, Focal received a letter from The Nasdaq Stock Market stating that Nasdaq had determined that Focal no longer met the net tangible asset requirement for continued listing on The Nasdaq National Market and that, therefore, Nasdaq would review Focal's eligibility for continued listing. Focal subsequently submitted to Nasdaq a plan relating to compliance with the net tangible asset requirement. In a separate letter dated April 19, 2001, Nasdaq informed Focal that Focal had failed to meet the minimum bid requirement of $1.00 for 30 consecutive trading days. The letter stated that Focal would have until July 18, 2001 to demonstrate compliance by trading at or above $1.00 for ten consecutive trading days. The letter indicated that Nasdaq would deliver written notification of its determination to delist Focal common stock from The Nasdaq National Market if Focal is unable to achieve compliance with the minimum bid price on or before July 18, 2001. In a letter dated May 14, 2001, Nasdaq informed Focal that based upon Focal's planned acquisition by Genzyme, Nasdaq had determined to grant Focal an extension of time with respect to de-listing. The extension is conditioned upon closing the merger with Genzyme on of before August 31, 2001. At the effective time of the merger, Focal must request delisting of its common stock from The Nasdaq National Market.

    On April 16, 2001, the full Focal board of directors held a special meeting to consider the terms of the proposed transaction. Representatives of Stephens Inc. and Hale and Dorr LLP also participated. Mr. Rudowsky and
Mr. DePasqua gave an update on the state of the business and described the history of the search for a strategic investor or acquiror. Mr. DePasqua also stated that earlier that day he had spoken with Mr. Collier in an effort to obtain an increase in the exchange ratio without success. It was noted that Focal's anticipated expenditures would exhaust its existing capital resources, including the final $5 million investment from Genzyme, by year end, and that no source of additional capital or alternative acquiror had been identified. Representatives of Stephens then reviewed its preliminary financial analysis of the proposed transaction. Representatives of Hale and Dorr LLP then made a presentation concerning the significant terms of the merger agreement, the voting agreement to be entered into by several institutional stockholders of Focal, the terms of the letter agreement modifying the stock purchase agreement with Genzyme, and a proposed amendment to Focal's preferred shares rights agreement. Hale and Dorr LLP also reviewed the obligations of the directors under Delaware law in considering the proposed transaction. The Focal board of directors discussed various issues relating to the proposed business combination, including the terms of the merger and the associated risks and merits. In addition, the implications of the potential delisting from The Nasdaq National Market of Focal common stock, including the potential elimination of Genzyme's obligation to fund the final $5.0 million under the stock purchase agreement, and the interaction of the agreements with Genzyme and the merger agreement and voting agreement, were discussed. The interests of members of the Focal board and management in the merger, including bonus and severance arrangements, were also considered.

    Between April 16 and April 24, 2001, the parties and their respective legal counsel continued to negotiate the terms of the proposed merger agreement and related agreements. The parties continued to conduct due diligence. On
April 17, 2001, the parties agreed to extend the exclusivity period through April 27, 2001.

    On April 24, 2001, the full Focal board of directors held a special meeting to consider the terms of the proposed transaction. In addition, representatives of Stephens Inc. and Hale and Dorr LLP participated. Focal management reported on the status of the merger negotiations with Genzyme. Representatives of Stephens Inc. then presented their financial analyses with respect to the proposed business combination with Genzyme, and delivered its oral opinion that, as of such date and based upon and subject to certain assumptions and matters set forth in the opinion, the exchange ratio of 0.1545 is fair from a financial point of view to the holders of Focal common stock, other than directors, officers and employees of Focal, and Genzyme and its affiliates. This opinion was confirmed in a letter

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subsequently delivered by Stephens Inc., a copy of which is attached to this proxy statement/prospectus as Annex B. Additionally, a representative of Hale and Dorr LLP reviewed the significant terms of the merger agreement, the voting agreement, the letter agreement and a proposed amendment to Focal's preferred shares rights agreement and summarized the board's fiduciary duties in connection with the proposed transaction. Following the presentations and further discussions, the Focal board unanimously determined that the merger agreement, and the transactions contemplated thereby, are advisable, fair and in the best interests of, Focal and its stockholders, unanimously adopted and approved the merger agreement and the transactions contemplated thereby, and unanimously recommended that stockholders of Focal approve the merger agreement. The Focal board also approved the indemnification arrangements with several Focal officers.

    On April 25, 2001, following final negotiations, the merger agreement, the letter agreement and the voting agreement were executed. Prior to the opening of trading on April 26, 2001, Genzyme and Focal issued a press release announcing the execution of the merger agreement.

FOCAL'S REASONS FOR THE MERGER

    In reaching its determination to approve the merger, the merger agreement, the letter agreement and the related transactions, the Focal board of directors considered a number of factors in addition to those described above. The following summarizes the material factors that the Focal board of directors considered:

    - the state of Focal's business, financial condition, results of operations and prospects and the nature of the industry in which Focal operates, including the fact that Focal's business could not be sustained without substantial new capital and that extensive efforts to find alternative strategic investors or acquirors had not succeeded, as well as the belief that because of fundamental changes in the equity markets, there was no assurance that the financing environment for early-stage development companies such as Focal, even with promising technologies, would improve substantially;

    - the historical market prices and recent trading activity of shares of Focal common stock and Biosurgery Stock, including the fact that the exchange ratio of 0.1545 implied an offer price per share of Focal common stock of $0.66 per share based on the closing price of Biosurgery Stock as reported on the Nasdaq on April 23, 2001, represented a discount to the closing price of Focal common stock on that day, and that the offer price per share of Focal common stock implied by the exchange ratio represented a premium to the relative average closing prices of Focal common stock relative to that of Biosurgery Stock over the preceding 30 trading days;

    - the opinion of Stephens Inc., Focal's financial advisor, that the exchange ratio was fair, from a financial point of view, to holders of Focal common stock, other than directors, officers and employees of Focal, and Genzyme and its affiliates;

    - the opportunity for the combined businesses to employ Genzyme's financial and technical resources and commitment to pioneering new biomaterial products to help expand the range of applications for Focal's proprietary biomaterial platform;

    - the belief that, with Focal's intellectual property portfolio and expertise with synthetic biomaterials and Genzyme Biosurgery's infrastructure and portfolio of products in the area of surgical biomaterials, the combined businesses would be well-positioned to hold a leadership position in the emerging field of surgical biomaterials;

    - the ability of Focal stockholders to continue to participate in the future growth and success of Focal through their receipt of shares of Biosurgery Stock in the merger, and the increased liquidity created for Focal stockholders by receiving shares in a larger, publicly traded company;

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
    - the terms of the stock purchase agreement, including Genzyme's negotiation and preemptive rights, and the fact that if Focal exercised the final option under the stock purchase agreement, based upon recent market prices, Genzyme would own a near majority of Focal's outstanding common stock and thereby achieve a significant level of control over Focal without an obligation to acquire the company;

    - the potential delisting of Focal common stock from The Nasdaq National Market and its impact on the value of Focal common stock, Genzyme's obligations under the stock purchase agreement and Focal's ability to attract new investors;

    - the need for relatively few regulatory approvals or consents to consummate the merger, and the favorable prospects for receiving necessary approvals and consents;

    - the advantages and potential disadvantages of holding Genzyme tracking stock;

    - the terms of the merger agreement, including those relating to the Board recommendation, the holding of the Focal stockholder meeting and the $600,000 termination fee payable by Focal under specified circumstances, and the effect that the merger agreement and the existing arrangements with Genzyme would have on Focal's ability to pursue or complete an alternative transaction, and the fact that the merger agreement was the product of arm's-length negotiations;

    - the provisions of the letter agreement, including the restrictions on Genzyme's ability to acquire or vote shares of Focal common stock, the timing and price of the final $5 million option, the elimination of various conditions to Genzyme's obligation (including the requirement that Focal's shares be listed on The Nasdaq National Market), and the reduction of specified Focal obligations under the distribution and marketing agreement; as well as Focal management's view that the changes required by Genzyme in the timing of its funding obligations under the stock purchase agreement were consistent with Focal's anticipated capital requirements;

    - the impact on the proposed merger of the voting agreement between Genzyme and a group of institutional stockholders of Focal in light of Genzyme's existing ownership of Focal common stock, and the fact that the voting agreement would terminate if the merger agreement is terminated; and

    - the expectation that the merger will be treated as a taxable transaction to Focal stockholders.

    The Focal board of directors also identified and considered a number of uncertainties and risks concerning the merger, including:

    - the risk that the per share value of the consideration actually received by Focal stockholders might be significantly less than the per share price implied by the exchange ratio prior to the announcement of the merger because the exchange ratio will not be adjusted for changes in market price of either Biosurgery Stock or Focal common stock;

    - the risk that the benefits sought in the merger and the related transactions might not be achieved;

    - the difficulty of integrating the businesses of Focal and Genzyme, and the possible adverse effects that could result from the need for senior management to focus significant time and effort on completing the merger and integrating the businesses;

    - the risk that Focal might suffer employee attrition or fail to attract key personnel due to uncertainties associated with the merger; and

    - the risk that the merger might not be consummated and the other applicable risks described in this proxy statement/prospectus under "RISK
      FACTORS--Risks Relating to the Merger" beginning on page   .

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
    In light of the wide variety of factors that the Focal board of directors considered in connection with its evaluation of the merger agreement and the complexity of these matters, the Focal board of directors did not quantify or otherwise assign relative weights to the factors it considered. In addition, individual members of the Focal board may have given different weights to different factors. However, the Focal board as a whole viewed its determinations and recommendations based on the totality of the information presented to, and considered by it.

RECOMMENDATION OF THE FOCAL BOARD

    The Focal board of directors has determined that the merger and the merger agreement are advisable and in the best interests of Focal and its stockholders and unanimously recommends that Focal stockholders vote FOR adoption of the merger agreement.

FAIRNESS OPINION OF FOCAL'S FINANCIAL ADVISOR

    The Focal board of directors engaged Stephens Inc. to provide a fairness opinion in connection with the proposed acquisition of Focal by Genzyme pursuant to the merger agreement.

    On April 24, 2001, Stephens presented its oral opinion and some of its written analyses to the Focal board of directors. Stephens subsequently delivered its written opinion, dated April 24, 2001, to the Focal board of directors to the effect that, as of such date and subject to the qualifications set forth in the opinion, the exchange ratio was fair, from a financial point of view, to the stockholders of Focal, other than directors, officers and employees of Focal and Genzyme and its affiliates.

    The full text of the written fairness opinion of Stephens, which sets forth the assumptions made, general procedures followed, factors considered and limitations on the review undertaken by Stephens in rendering its opinion, is attached as Annex B and is incorporated into this proxy statement/ prospectus by reference. You should read this opinion in its entirety.

    Stephens has consented to the use of its fairness opinion in this proxy statement/prospectus. Stephens provided the fairness opinion to the Focal board of directors for its information, and the fairness opinion is directed only to the fairness, from a financial point of view, of the exchange ratio to the stockholders of Focal and does not constitute a recommendation to any stockholder of Focal as to how that stockholder should vote on the merger agreement or any matter related to the merger. The summary of the fairness opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the fairness opinion.

    In arriving at its opinion, Stephens analyzed, reviewed and considered the financial and other matters that it deemed relevant, including among other things:

    - publicly available financial statements and reports for Focal and Genzyme, including their annual reports filed on Form 10-K for the years ended December 31, 1999 and 2000;

    - internal financial statements and other financial and operating data, including financial projections, for Focal prepared by management of Focal;

    - the reported prices and trading activity of the shares of Focal common stock and Biosurgery Stock;

    - the financial performance of Focal and the prices and trading activity of Focal common stock as compared with the performance, stock prices and trading activity of other comparable publicly-traded companies;

    - the merger agreement and related documents;

    - discussions with Focal's management with respect to the operations of and future business prospects of Focal and the anticipated financial consequences of the merger on Focal; and

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
    - other analyses performed by Stephens as it deemed appropriate.

    In preparing the fairness opinion, Stephens assumed and relied on the accuracy and completeness of all information supplied or reviewed by it in connection with its analysis of the transaction and has further relied on the assurances of management of Focal that they are not aware of any facts that would make this information inaccurate or misleading. Stephens has not assumed any responsibility for independently verifying this information and has not undertaken an independent evaluation or appraisal of any of the assets or liabilities of Focal or Genzyme or been furnished with any evaluation or appraisal, nor conducted a physical inspection of the properties or facilities of Focal or Genzyme. With respect to the financial projections furnished to Stephens and discussed with Focal, Stephens assumed that the financial projections were reasonably prepared and reflected the best currently available estimates and judgment as to the expected future financial performance of Focal. Stephens expressed no opinion as to these financial projections or the assumptions on which they were based.

    For purposes of rendering the fairness opinion, Stephens assumed, in all respects material to its analysis, that the representations and warranties of each party to the merger agreement and all related documents and instruments contained therein were true and correct, that each party to these documents would perform all of the covenants and agreements required to be performed by each party under these documents and that all conditions to the consummation of the merger would be satisfied without any waivers. Stephens assumed that in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the merger, no restrictions, including any divestiture requirements or amendments or modification, would be imposed that would have a material adverse effect on the contemplated benefits of the merger.

    Stephens was not asked to consider, and the fairness opinion does not in any manner address, the price at which Focal common stock or Biosurgery Stock would trade following either the announcement or consummation of the merger. The fairness opinion is necessarily based upon market, economic and other conditions as they existed on, and could be evaluated, as of the date of the opinion.

    Stephens noted that based on an exchange ratio of 0.1545 of a share of Biosurgery Stock for each outstanding share of Focal common stock, the value of common equity, including the value of stock options, plus the amount of assumed debt of Focal less assumed cash of Focal is approximately $6.9 million, representing 2.7x Focal's revenues for the latest twelve months and 3.9x, and 1.3x Focal's revenues for the projected fiscal years 2001 and 2002, respectively.

    The following is a summary of the material financial analyses used by Stephens in connection with its presentation to the Focal board of directors on April 24, 2001, and the preparation of its fairness opinion.

    STOCK PRICE HISTORY

    To provide contextual data and comparative market data, Stephens examined the history of the trading prices for Focal common stock for the one-year period ending April 20, 2001, and for Biosurgery Stock for the period beginning on December 19, 2000 through April 20, 2001. Stephens reviewed the daily closing prices of Focal common stock and compared the performance of the price of Focal common stock to that of the Nasdaq Biotech Stock Index, the Standard and Poor's 500 Stock Index and an index of the share prices of public company comparables. Stephens also reviewed the daily closing prices of Biosurgery Stock and compared the performance of the price of Biosurgery Stock to that of the Standard and Poor's 500 Stock Index, the Nasdaq Biotech Stock Index and Genzyme General Stock. This information was presented solely to provide the Focal board of directors with background information regarding the prices of Focal common stock and Biosurgery Stock over the periods indicated.

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    PUBLICLY TRADED COMPANY ANALYSIS

    Stephens analyzed the publicly available financial information, operating data and projected financial performance (per research analyst estimates) of seven selected publicly traded companies that Stephens believed to be appropriate for comparison to corresponding financial information and operating data of Focal. These companies, referred to as the Public Comparables, were:

    - Cryolife, Inc.;

    - Closure Medical Corporation;

    - Kensey Nash Corporation;

    - Vascular Solutions, Inc.;

    - Fusion Medical Technologies, Inc.;

    - Cohesion Technologies, Inc.; and

    - Gliatech Inc.

    The following table presents, for the periods indicated, the ratios of market value of common equity for the Public Comparables, plus total outstanding debt less total outstanding cash which is referred to as Enterprise Value. The information in the table is based on the closing stock price of Focal common stock on April 20, 2001.

                                                                    PUBLIC COMPARABLE
                                                                        MULTIPLES
                                                              ------------------------------
                                                                LOW       MEDIAN      HIGH
                                                              --------   --------   --------
Enterprise Value as a ratio of:
  Latest twelve months revenues.............................    1.2x       7.1x      17.0x
  Projected fiscal 2001 revenues............................    2.5x       5.7x      12.7x
  Projected fiscal 2002 revenues............................    1.4x       3.2x       9.3x

    Stephens derived a range of implied exchange ratios of:

    - 0.1683 to 0.2036 based on a ratio of Enterprise Value to latest twelve months revenues;

    - 0.1112 to 0.1357 based on a ratio of Enterprise Value to projected revenues for the twelve month period ending December 31, 2001; and

    - 0.1351 to 0.2080 based on a ratio of Enterprise Value to projected revenues for the twelve month period ending December 31, 2002.

    DISCOUNTED CASH FLOW ANALYSIS

    Stephens performed a discounted cash flow analysis of Focal based upon estimates of projected financial performance prepared by Focal management. Stephens calculated a range of implied exchange ratios using these projections, based upon the discounted net present value of the sum of the projected stream of unleveraged free cash flows for the years ending December 31, 2001 to December 31, 2005 and a projected terminal value at December 31, 2005 less net debt outstanding (defined as total debt less total cash and cash equivalents) as of March 31, 2001 divided by the number of Focal's fully-diluted shares outstanding. Stephens applied several discount rates ranging from 30% to 40% and multiples of revenue ranging from 3.5x to 4.5x to generate the terminal value. Utilizing this methodology, the implied exchange ratio ranged from 0.1130 to 0.2362.

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
    RELATIVE CONTRIBUTION ANALYSIS

    Stephens reviewed the relative contribution of Focal's revenue and gross profit compared to that of the underlying operations of Genzyme Biosurgery tracked by the Biosurgery Stock for the pro forma twelve months ended
December 31, 2000 and Focal's projected revenue and gross profit compared to Biosurgery Stock for the projected twelve months ending December 31, 2001. Stephens' analysis yielded a relative contribution range of 0.4% to 1.2% with a median of 0.7%. Stephens derived a range of implied exchange ratios of 0.0850 to
0.1315 based upon this range of contribution of revenue and gross profit to Genzyme Biosurgery.

    The summary set forth above does not purport to be a complete description of the analyses performed by Stephens but describes, in summary form, the principal elements of the presentation made by Stephens to the Focal board of directors on April 24, 2001. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the implication of these methods to the particular circumstances and, therefore, an opinion is not readily susceptible to summary description. Each of the analyses conducted by Stephens was carried out in order to provide a different perspective on the transaction and to add to the total mix of information available. Stephens did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as the fairness of the exchange ratio from a financial point of view. Rather, in reaching its conclusion, Stephens considered the results of the analyses in light of each other and ultimately reached its opinion based on the analyses taken as a whole. Accordingly, notwithstanding the separate factors summarized above, Stephens has indicated to the Focal board of directors that it believes that consideration of some of the relevant analyses and factors, without considering all analyses and factors, could create an incomplete or inaccurate view of the evaluation process underlying the opinion. The analyses performed by Stephens are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses.

    FEES

    Pursuant to a letter agreement between Focal and Stephens, Focal agreed to pay Stephens a fee of $250,000 in connection with the delivery of the fairness opinion. Stephens will also be reimbursed for its out-of-pocket expenses, including reasonable fees and expenses for its legal counsel. In addition, Focal has agreed to indemnify Stephens for liabilities related to or arising out of the engagement, including specified liabilities under the federal securities laws.

    As part of Stephens' investment banking business, it regularly issues fairness opinions and is continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. In the ordinary course of business, Stephens and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of Focal and Genzyme.

INTERESTS OF FOCAL MANAGEMENT IN THE MERGER

    When you consider the recommendation of the Focal board of directors with respect to the merger, you should be aware that some officers and directors of Focal have interests in connection with the merger that are different from or in addition to yours, as summarized below. In making its determination as to the advisability of the merger and its decision to recommend the merger, the Focal board of directors was aware of these interests and considered them among the other matters in approving the merger agreement.

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    In order to retain Focal's management team through a sale of the company, in
October 2000, the compensation committee of the Focal board of directors, comprised of two non-employee directors, approved compensation and bonus arrangements payable in connection with a change in control of Focal. As a result, upon the completion of the merger, Robert J. DePasqua, the chairman of the Focal board of directors, will receive a cash bonus of $150,000, plus the unpaid balance of his salary through the end of this year, and Ronald S. Rudowsky, Focal's president, chief executive officer and a director, will receive a bonus of $200,000. In addition, upon the completion of the merger, three other Focal executive officers will receive an aggregate of $350,000 in bonuses. Mr. Rudowsky and the other three executive officers would be entitled to bonuses equal to 50% of the amounts described in the two previous sentences if no change of control transaction involving Focal occurs before December 31, 2001, and the officer continues to be employed by Focal on that date. Upon the earlier of December 31, 2001, or the completion of the merger or another change of control transaction involving Focal, the Focal compensation committee authorized the forgiveness of any then outstanding principal and interest payable with respect to a loan to Mr. Rudowsky in the principal amount of $40,000 and a loan to another Focal executive officer in the principal amount of $42,951.

    Upon the consummation of the merger, Focal anticipates that the employment of all of its executive officers will be terminated. Each of Focal's officers is party to an employment or severance agreement which provides for benefits upon a termination of employment other than for "cause" (each as defined in the officer's employment or severance agreement). Under these agreements, each officer is eligible to receive six months (twelve months in the case of Mr. Rudowsky) of salary and benefits after termination. In addition, during the specified severance periods under these agreements, all stock options granted to each of the officers will continue to vest.

    Each of Focal's officers and directors may be indemnified by Focal with respect to acts and omissions in their capacities as officers and directors of Focal. In addition, under the merger agreement Genzyme has agreed to maintain directors and officers liability insurance coverage for the Focal officers and directors for a period of six years following the closing of the merger.

GENZYME'S REASONS FOR THE MERGER

    In considering whether to approve the merger agreement, Genzyme's board of directors consulted with management. During deliberations, the board of directors considered the following positive factors:

    - acquiring Focal's surgical sealant products and polymer technology which may enhance Genzyme Biosurgery's line of surgical products;

    - acquiring Focal's patent portfolio; and

    - deferring Genzyme's potential obligation to acquire additional shares of Focal common stock for cash.

    Genzyme's board of directors also considered a number of potentially negative factors regarding the merger, including:

    - the risk that the potential advantages of the merger might not be realized;

    - Genzyme's ownership of approximately 22% of the outstanding Focal common stock and Genzyme's potential acquisition of $5 million worth of additional shares pursuant to its stock purchase agreement with Focal which, depending on the purchase price for those shares, could provide Genzyme with a near majority ownership of Focal's outstanding capital stock or with effective control of Focal; and

    - the possibility that Genzyme could acquire Focal for a lower price at a future date.

    After evaluating these factors and risks, Genzyme's board of directors concluded that the Focal merger should provide long-term benefits to Genzyme stockholders. Consequently, the board of directors approved the merger agreement.

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                      THE MERGER AND THE MERGER AGREEMENT

    The following is a summary of significant provisions of the merger agreement. For a more complete understanding of the merger agreement, you should read the entire agreement which is attached as Annex A and is incorporated into this proxy statement/prospectus by reference. Genzyme and Focal are also parties to additional agreements which affect their right and obligations which are
described under "MATERIAL CONTRACTS BETWEEN GENZYME AND FOCAL" on page   .

GENERAL DESCRIPTION OF THE MERGER

    In the merger, Sammy Merger Corp., a specially formed, wholly owned subsidiary of Genzyme, will merge with and into Focal. Focal will be the surviving corporation and will continue to exist under Delaware law as a wholly owned subsidiary of Genzyme. The charter and by-laws of the specially formed, wholly owned subsidiary, as in effect immediately before the merger, will be the charter and by-laws of the surviving company.

REQUIRED APPROVAL AND EFFECTIVE TIME

    The consummation of the merger requires the approval of the holders of a majority of the shares of Focal common stock outstanding on May 29, 2001. We expect to close the merger by the second or third quarter of 2001. The merger will be effective upon the filing of a certificate of merger with the Delaware secretary of state, or a later time that we specify in the certificate of merger. We plan to file the certificate of merger soon after the Focal special meeting of stockholders.

MERGER CONSIDERATION FOR FOCAL COMMON STOCK

    At the effective time of the merger, each outstanding share of Focal common stock will automatically convert into the right to receive 0.1545 of a share of Biosurgery Stock, with cash payable for any fractional share of Biosurgery Stock. Shares of Focal common stock held by Genzyme will be cancelled. The exchange ratio was agreed to in arm's-length negotiations between representatives of Genzyme and Focal.

    Based on the number of shares of Focal common stock outstanding as of the record date, approximately 2.1 million shares of Biosurgery Stock will be issuable in the merger, representing approximately 5.7% of the total Biosurgery Stock to be outstanding after the issuance. This number assumes that no Focal common stock options or warrants are exercised between the record date and the effective time.

NO FRACTIONAL SHARES

    Genzyme will not issue fractional shares in the merger. Instead, it will pay cash to each Focal common stockholder who otherwise would be entitled to receive a fractional share of Biosurgery Stock. The cash amount will equal the fractional share number multiplied by the average of the high and low per share trading prices of Biosurgery Stock as reported by The Nasdaq National Market on the trading day on which the effective time of the merger occurs.

EXCHANGE OF FOCAL COMMON STOCK CERTIFICATES

    Promptly after the effective time, Genzyme or American Stock Transfer & Trust Company, Genzyme's exchange agent, will mail transmittal forms to each person who held shares of Focal common stock as of the effective time specifying how to exchange Focal common stock certificates for Biosurgery Stock certificates and any cash for fractional shares.

  DO NOT SEND IN YOUR FOCAL CERTIFICATES UNTIL YOU RECEIVE A TRANSMITTAL FORM.

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    If your certificates for any shares of Focal common stock have been lost, stolen or destroyed, you will be required to submit to the exchange agent appropriate evidence regarding the ownership, loss, theft or destruction of the certificate, an affidavit to that effect, a customary indemnification agreement, and if reasonably necessary, a bond securing performance of the indemnification agreement.

    Genzyme will honor a request from a person surrendering a Focal common stock certificate that the Biosurgery Stock being given in exchange be issued to a person other than the registered holder of the certificate on the exchange agent's books, so long as the requesting person:

    - submits all documents necessary to evidence and effect the transfer to the new holder; and

    - pays any transfer or other taxes for issuing shares of Biosurgery Stock to a person other than the registered holder of the certificate, unless the requesting person satisfactorily establishes to Genzyme that any tax has been paid or is inapplicable.

    Holders of Focal common stock exchanged for Biosurgery Stock in the merger will be entitled to receive dividends and other distributions on Biosurgery Stock (without interest) that are declared or made with a record date after the effective time. Dividends or other distributions will not be paid to any former holder of Focal common stock, however, until that holder surrenders the shares of Focal common stock to the exchange agent.

TREATMENT OF FOCAL STOCK OPTIONS AND WARRANTS

    STOCK OPTIONS

    At the effective time of the merger, Genzyme will assume each outstanding and unexercised option to purchase shares of Focal common stock granted under Focal's 1992 Incentive Stock Plan, 1999 Stock Incentive Plan and 1997 Director Option Plan, whether or not exercisable. Each assumed option will continue to be governed by the same terms and conditions of the applicable Focal stock option plan and option agreement in effect immediately before the effective time of the merger, except that:

    - each option will be exercisable for a number of shares of Biosurgery Stock equal to the number of shares of Focal common stock that were issuable upon exercise of the option immediately before the effective time multiplied by 0.1545, rounded down to the nearest whole number of shares of Biosurgery Stock; and

    - the per share exercise price for the shares of Biosurgery Stock issuable upon exercise of the assumed option will be equal to the exercise price per share of Focal common stock at which the option was exercisable immediately before the effective time divided by 0.1545, rounded up to the nearest whole cent.

    On April 30, 2001, options to purchase 1,742,664 shares of Focal common stock were outstanding. The weighted average exercise price per share of these options was $3.88. These options will be converted into options to purchase approximately 269,242 shares of Biosurgery Stock; the weighted average exercise price per share of these options as converted into options to purchase Biosurgery Stock will be $25.11.

    Genzyme has agreed to register on Form S-8 the shares of Biosurgery Stock subject to Focal common stock options. Genzyme expects that the registration of these shares will be effective shortly after the effective time of the merger, and Genzyme has agreed to use reasonable commercial efforts to maintain the effectiveness of such registration for so long as the former Focal common stock options remain outstanding.

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    WARRANTS

    At the effective time of the merger, Genzyme will assume outstanding warrants to purchase up to 43,782 shares of Focal common stock with a weighted average exercise price per share of $11.56. Each assumed warrant will continue to be governed by the same terms and conditions that governed it immediately before the effective time of the merger except that the warrants shall be exercisable for shares of Biosurgery Stock rather than Focal common stock. The number of shares of Biosurgery Stock issuable upon exercise of the assumed warrants, as well as the exercise price, will be adjusted based on the merger's exchange ratio of 0.1545.

TREATMENT OF FOCAL BENEFITS AND OTHER EMPLOYEE MATTERS

    All Focal employees who remain employed by Focal or Genzyme after the merger will be eligible to participate in Genzyme's or the surviving corporation's health and welfare benefit plans. Genzyme has agreed to give these Focal employees service credit for service with Focal for purposes of determining eligibility to participate, vesting, and entitlement to benefits, under any Genzyme employee benefit plans (except defined benefit plans). Genzyme has also agreed to give service credit for pre-existing condition exclusion periods and waiting periods under any Genzyme welfare benefit plans that a continuing Focal employee is eligible to participate in after the merger.

    Focal has agreed that it will not make any discretionary contribution to the Focal 401(k) plan or make any required contribution to it in Focal common stock. Focal has agreed to terminate its 401(k) plan as of the day immediately preceding the closing date of the merger. Following the closing of the merger, Focal employees who remain employed by Focal or Genzyme would be eligible to participate in Genzyme's 401(k) plan and will be given credit for service with Focal for purposes of determining participation and vesting under Genzyme's 401(k) plan.

    Focal has also agreed to terminate its 1997 Employee Stock Purchase Plan prior to the effective date of the merger.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

    The following discussion summarizes the material U.S. federal income tax consequences of the merger. The discussion is based on the Internal Revenue Code, related regulations, existing administrative interpretations and court decisions as of the date of this proxy statement/prospectus, all of which may change, possibly with retroactive effect. This discussion does not address the effects of the merger under any state, local or foreign tax laws. This discussion assumes that Focal common stockholders hold their shares of Focal common stock as capital assets within the meaning of Section 1221 of the Internal Revenue Code. This discussion does not address all aspects of U.S. federal income taxation that may be important to you either in light of your particular circumstances or if you are subject to special rules. These special rules include those relating to:

    - stockholders who are not U.S. citizens or residents or that are foreign corporations, partnerships, estates or trusts;

    - financial institutions;

    - tax-exempt organizations;

    - insurance companies;

    - dealers in securities;

    - stockholders who acquired their Focal common stock by exercising options or similar derivative securities or otherwise as compensation; and

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    - stockholders who hold their Focal common stock as part of a hedge, straddle, appreciated financial position or conversion transaction.

    TAX CONSEQUENCES TO FOCAL COMMON STOCKHOLDERS

    The merger will be treated as a taxable sale of Focal common stock by Focal stockholders for federal income tax purposes. It will not be a tax-deferred "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code because of the cash purchase of 10,000 shares of Focal common stock by Genzyme from an existing stockholder prior to the merger. Accordingly, a holder of Focal common stock will recognize gain, or loss, equal to the amount by which the fair market value of the Biosurgery Stock, plus cash in lieu of any fractional share received by such holder in the merger exceeds, or is less than, the holder's adjusted basis for the shares of Focal common stock surrendered in the merger. Gain or loss must be computed separately for blocks of Focal common stock acquired at different times and for different amounts. Such gain or loss will be long-term capital gain or loss if the shares of Focal common stock have been held for more than one year. A holder's aggregate tax basis in the Biosurgery Stock received in the merger will equal the fair market value of such shares at the effective time of the merger. A holder's holding period for the Biosurgery Stock received in the merger will begin on the day following the effective time of the merger.

    TAX CONSEQUENCES TO GENZYME AND FOCAL

    Genzyme, including its merger subsidiary, and Focal will not recognize a gain or loss for U.S. federal income tax purposes by reason of the merger.

    BACKUP WITHHOLDING

    Unless a non-corporate holder of Focal common stock complies with reporting and/or certification procedures or is an exempt recipient under the backup withholding and information reporting provisions of the Internal Revenue Code and Treasury regulations, the holder may be subject to a 31% backup withholding tax on any cash payments received in the merger. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against the holder's federal income tax liability, provided the required information is furnished to the IRS.

    THE ABOVE DISCUSSION IS ONLY INTENDED TO PROVIDE YOU WITH A GENERAL SUMMARY. IT IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF EVERY POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCE OR ANY OTHER CONSEQUENCE OF THE MERGER. IN ADDITION, THE DISCUSSION DOES NOT ADDRESS TAX CONSEQUENCES THAT MAY VARY WITH, OR ARE CONTINGENT ON, YOUR INDIVIDUAL CIRCUMSTANCES. MOREOVER, THIS DISCUSSION DOES NOT ADDRESS ANY NON-INCOME TAX OR ANY FOREIGN, STATE OR LOCAL TAX CONSEQUENCES OF THE MERGER. ACCORDINGLY, WE STRONGLY URGE YOU TO CONSULT WITH YOUR TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, LOCAL OR FOREIGN TAX CONSEQUENCES TO YOU OF THE MERGER.

CASH PURCHASE OF SHARES

    Genzyme has agreed to purchase an aggregate of 10,000 shares of Focal common stock for cash from an existing stockholder immediately prior to the closing of the merger. The price for these shares will equal the average of the high and low per share trading prices of Focal common stock as reported on The Nasdaq National Market on the trading day on which the effective time of the merger occurs.

ACCOUNTING TREATMENT

    Genzyme will account for the merger using the purchase method of accounting for a business combination. Under this method of accounting, the assets and liabilities of Focal, including intangible assets, will be recorded at their fair market values. The results of operations and cash flows of Focal will be included in Genzyme's financial statements following the completion of the merger. Consistent

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with generally accepted accounting principles in the United States or GAAP, amounts assigned to purchased in-process research and development--i.e., Focal research and development projects that are still in process at the closing of the merger, but which, if unsuccessful, have no alternative future use--must be charged to expense on the date that the merger closes.

COVENANTS UNDER THE MERGER AGREEMENT

    FOCAL'S INTERIM OPERATIONS

    Until the closing of the merger, and unless Genzyme has otherwise agreed in writing, Focal has agreed to do the following:

    - use reasonable commercial efforts to preserve intact and keep available the services of its present employees;

    - use reasonable commercial efforts to maintain its insurance policies in effect;

    - use reasonable commercial efforts to preserve and maintain its business and physical properties consistent with past practice;

    - use best efforts to preserve and protect its proprietary rights;

    - operate its business solely in the ordinary course consistent with its past practices;

    - take specified actions with respect to its outstanding options and warrants; and

    - notify and consult with Genzyme immediately upon receipt of any material communication from the FDA, before giving any material submission to the FDA, and before materially changing any study protocol, adding new trials or materially changing the development timeline for any product candidates or programs.

    Focal has also agreed until the merger closes, with some exceptions, that it will not do or agree to do any of the following without Genzyme's prior written consent:

    - sell or transfer any of its assets, including its intellectual property, other than sales or transfers in the ordinary course of business and in amounts not exceeding $50,000 in the aggregate;

    - incur any indebtedness for borrowed money, obligation or liability or enter into any contracts or commitments involving payments to or by Focal of $50,000 in any single instance or more than $100,000 in the aggregate;

    - change the compensation payable to any officer, director, employee, agent or consultant or enter into any employment, severance or other agreement with any such person, or adopt or increase benefits under any employee benefit plan, except as required by law or in accordance with existing agreements or in the ordinary course of business consistent with past practice;

    - change the amount of its authorized, issued or outstanding capital stock; grant or accelerate the exercisability of any option, warrant or other right to purchase its capital stock; declare or pay any dividend or other distribution on shares of its capital stock; or sell, transfer, repurchase or redeem any shares of its capital stock, except upon the exercise of convertible securities outstanding on the date of execution of the merger agreement or in compliance with the stock purchase agreement between Focal and Genzyme;

    - amend its charter or by-laws;

    - make any material acquisition of property or assets outside the ordinary course of business;

    - authorize capital expenditures exceeding $50,000 singly or $100,000 in the aggregate;

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    - change any of its accounting practices or principles or restate its financial statements except as may be required by law or to comply with generally accepted accounting principles;

    - make any tax election or settle or compromise any material tax liability, change its tax accounting methods or periods, enter into any tax-related closing agreement, surrender its right to any tax refund, or consent to any extension or waiver of the limitations period applicable to any tax claim or assessment;

    - settle or compromise any pending or threatened material legal proceeding;

    - adopt any plan of liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, other than this merger;

    - pay, discharge or satisfy any claims, liabilities or obligations other than in the ordinary course of business consistent with past practice;

    - amend its stockholder rights plan, redeem the purchase rights under the plan or render the plan inapplicable to a transaction other than this merger;

    - enter into or modify any material license, development, research or collaboration agreement; or

    - modify, amend, terminate, waive, release or assign any material rights or claims under any confidentiality agreement to which Focal is a party.

    NO SOLICITATION BY FOCAL

    Focal has agreed not to (1) solicit any person regarding any competing transaction to this merger, (2) participate in any negotiations with or provide information to, any person seeking any competing transaction to this merger; or
(3) grant any waiver or release under any standstill or similar agreement. However, prior to adoption of the merger agreement by the stockholders of Focal, Focal may enter into discussions and negotiations with, or provide information to, a person making an unsolicited, bona fide written proposal for a competing transaction if:

    - Focal has not breached any of the restrictions related to solicitation of other transactions,

    - the Focal board of directors concludes in good faith after consultation with its financial advisor that the proposal is reasonably likely to lead to a competing transaction more favorable for Focal's stockholders than the proposed merger (including adjustment to the terms and conditions proposed by Genzyme in response to the proposal), and

    - the Focal board of directors concludes in good faith after consultation with outside legal counsel that consideration of a competing transaction is required by the board's fiduciary duties under applicable law.

    These provisions do not restrict Focal's communications with respect to a tender offer as required by law. In addition, Focal has agreed to inform Genzyme of any inquiry it receives relating to a competing transaction. The merger agreement defines a competing transaction as a possible acquisition of Focal or all of its assets or capital stock or, except in the ordinary course of business and consistent with Focal's covenants in the merger agreement, a material portion of its assets, or any merger, reorganization, consolidation, business combination, share exchange, tender offer, recapitalization, dissolution, liquidation or similar transaction involving Focal.

    RECOMMENDATION OF THE FOCAL BOARD OF DIRECTORS

    The Focal board of directors has agreed to take all lawful action that does not conflict with its fiduciary duties to secure the vote of Focal stockholders to adopt the merger agreement.

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    INDEMNIFICATION AND INSURANCE FOR FOCAL OFFICERS AND DIRECTORS

    Genzyme has agreed to cause the surviving corporation in the merger to honor Focal's indemnification obligations under agreements with its directors and officers and its charter and by-laws in effect before the effective time of the merger. The charter and by-laws of the surviving corporation will contain exculpation and indemnification provisions with respect to Focal's directors and officers that are no less favorable than those contained in Focal's charter and by-laws immediately prior to the merger. Genzyme may not amend these provisions for a period of six years after the effective time of the merger in a manner that adversely affects the rights of Focal's former directors and officers, unless otherwise required by law. Genzyme has agreed, for a period of six years after the effective time of the merger, to maintain or to cause the surviving corporation to maintain in effect directors' and officers' liability insurance for Focal's current directors and officers on terms comparable to those applicable to Focal's current directors and officers. However, neither Genzyme nor the surviving corporation will be required to pay more than 200% of the annual premium currently paid by Focal for such directors' and officers' liability insurance coverage.

    OTHER COVENANTS

    The merger agreement contains covenants of both parties relating to, among other things, expenses, public announcements, notifications, employee matters and further assurances, and cooperation in obtaining consents and approvals.

    Focal has also agreed, among other things, to:

    - grant Genzyme access to company information as is reasonably necessary to investigate Focal; and

    - engage a proxy solicitor to assist Focal in obtaining the stockholder vote required to approve the merger agreement, if Genzyme so requests.

    Genzyme has also agreed, among other things, to:

    - notify The Nasdaq National Market of the shares of Biosurgery Stock to be issued in the merger; and

    - cause all shares of Focal common stock owned by Genzyme to be voted in favor of the merger agreement, provided that, under the letter agreement, prior to the earliest of (1) September 1, 2001, (2) the date that the merger agreement can be terminated by Genzyme because of a breach of the merger agreement by Focal or (3) the termination of the merger agreement, the number of shares so voted, together with the Focal common stock subject to the voting agreement as described above, does not exceed 40% of the outstanding shares of Focal common stock.

REPRESENTATIONS AND WARRANTIES

    Each of Genzyme and Focal has made customary representations and warranties to the other in the merger agreement regarding, among other things:

    - its organization and similar corporate matters;

    - the authorization, execution, delivery and performance of the merger agreement;

    - its capital structure;

    - its reports and financial statements filed with the SEC and the accuracy of the information contained in those documents;

    - the absence of litigation;

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    - ownership and use of intellectual property rights;

    - the absence of conflicts, violations of any laws or defaults under its organizational documents and other agreements and instruments as a result of executing the merger agreement;

    - the accuracy of the information in this proxy statement/prospectus; and

    - the absence of any undisclosed liabilities and material adverse events since December 31, 2000;

    Focal has made additional representations and warranties to Genzyme regarding, among other things:

    - its material contracts;

    - its insurance coverage;

    - commercial relationships with its material suppliers, collaborators, licensors and licensees;

    - the filing of tax returns and payment of taxes;

    - its employee benefit plans;

    - compliance with governmental regulations concerning employees and relations with employees;

    - compliance with environmental laws and other environmental matters;

    - board approval of the merger and the amendment of the Focal stockholder rights plan to permit the merger;

    - receipt of a fairness opinion by Focal's financial advisor; and

    - merger-related brokers' and finders' fees.

CONDITIONS TO THE MERGER

    CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER

    Genzyme and Focal do not have to complete the merger unless the following conditions are met or waived:

    - Focal stockholders must adopt the merger agreement;

    - the registration statement of which this proxy statement/prospectus is a part must not be subject to any stop order;

    - there is no temporary restraining order, injunction or other order issued by a court or other governmental entity making the merger illegal or prohibiting the merger; and

    - Genzyme and Focal must obtain all required approvals from governmental entities.

    CONDITIONS TO THE OBLIGATION OF GENZYME

    Genzyme does not have to complete the merger unless the following additional conditions are met or waived:

    - Focal must have performed and complied, in all material respects, with all its covenants and agreements in the merger agreement, and the representations and warranties of Focal contained in the merger agreement must be accurate as of the date they were made and, other than representations and warranties made as of a particular date, on and as of the closing date as if made at and as of that date, except for any inaccuracies that would not reasonably be expected to have a material adverse effect on Focal (provided that the representation concerning Focal's capitalization must be true and correct in all respects (other than DE MINIMIS variations));

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    - Genzyme must receive the customary closing documents described in the merger agreement; and

    - Focal must obtain waivers and consents with respect to some of its material agreements.

    In the merger agreement, a "material adverse effect" on Focal is defined as a material adverse effect on the assets, properties, business, results of operations or financial condition of Focal.

    CONDITIONS TO THE OBLIGATION OF FOCAL

    Focal does not have to complete the merger unless the following additional conditions are met or waived:

    - Genzyme must have performed and complied, in all material respects, with all its covenants and agreements in the merger agreement, and the representations and warranties of Genzyme contained in the merger agreement must accurate as of the date they were made and, other than representations and warranties made as of a particular date, on and as of the closing date as if made at and as of that date, except for any inaccuracies that would not reasonably be expected to have a material adverse effect on Genzyme; and

    - Focal must receive the customary closing documents described in the merger agreement.

    In the merger agreement, a "material adverse effect" on Genzyme is defined as a material adverse effect on the assets, properties, business, results of operations or financial condition of Genzyme and its subsidiaries taken as a whole or Genzyme Biosurgery.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time before the effective time, whether before or after its adoption by Focal stockholders:

    - by mutual written consent of Genzyme and Focal;

    - by Focal for material misrepresentations or uncured breaches by Genzyme of the merger agreement or the breach of Genzyme's purchase obligations under the stock purchase agreement, provided that Focal is not in material breach of the merger agreement;

    - by Genzyme:

       -- for material misrepresentations or uncured breaches by Focal, provided that Genzyme is not in material breach of the merger agreement; or

       -- if the Focal board of directors fails to recommend in this proxy statement/prospectus that the stockholders vote to adopt the merger agreement, withdraws its recommendation of the merger agreement, recommends an alternative transaction to the merger or fails to recommend against, or takes a neutral position with respect to, any tender or exchange offer by a third party;

    - by either Genzyme or Focal:

       -- if the merger has not closed by August 31, 2001, unless that party's own breach of the agreement is the reason that the merger has not been completed;

       -- if there is a non-appealable government action prohibiting the consummation of the merger; or

       -- if Focal stockholders do not vote to adopt the merger agreement;
          provided that the terminating party is not in breach of the merger agreement and the breach has been the primary cause of the failure to receive stockholder approval on or before such termination.

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    In the merger agreement, an "alternative transaction" is defined as an acquisition by a third party of a majority of the aggregate fair market value of the assets or of the voting power of the then outstanding shares of capital stock of Focal, or any merger, reorganization, consolidation, business combination, share exchange, tender offer, recapitalization, dissolution, liquidation or similar transaction involving Focal pursuant to which the stockholders of Focal immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction.

TERMINATION FEES

    Focal has agreed to pay Genzyme $600,000, if:

    - Genzyme or Focal terminates the merger agreement because Focal stockholders have failed to adopt the merger agreement and, at that time, an alternative transaction has been announced and within nine months of such termination, Focal enters into a binding agreement for or closes an alternative transaction;

    - Genzyme terminates the agreement because Focal's board of directors:

       -- has failed to recommend, or has withdrawn, modified or qualified its recommendation of, the adoption of the merger agreement;

       -- has approved or recommended an alternative transaction; or

       -- has failed to recommend against or has taken a neutral position with respect to a third party's tender or exchange offer for Focal common stock;

    - Genzyme terminates the merger agreement because Focal has breached a negative covenant or any of the restrictions related to solicitation of other transactions and, at that time, an alternative transaction has been announced and within nine months of such termination, Focal enters into a binding agreement for or closes an alternative transaction; or

    - Focal terminates the merger agreement after August 31, 2001, and at that time:

       -- a proposal for an alternative transaction between Focal and a third party has been announced;

       -- within nine months of such termination, Focal enters into a binding agreement for or closes an alternative transaction; and

       -- Genzyme is not in breach of the merger agreement.

AMENDMENTS AND WAIVERS

    Generally, Genzyme and Focal may amend or waive any provision of the merger agreement before the Focal stockholders adopt the merger agreement. However, after Focal stockholders have adopted the merger agreement, their further approval would be required to modify the amount or type of consideration that they will receive in the merger, to alter the charter of the surviving corporation or to otherwise alter the merger agreement in a manner materially adverse to them.

DELISTING OF FOCAL COMMON STOCK

    If the merger is completed, Focal common stock will cease to be quoted on any market.

RESALES OF BIOSURGERY STOCK BY FOCAL AFFILIATES

    Focal stockholders may freely transfer the shares of Biosurgery Stock they receive in the merger, unless they are individuals or entities who are deemed to be "affiliates" of Focal before the merger or

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affiliates of Genzyme after the merger. Persons who may be deemed to be affiliates of Focal or Genzyme include individuals or entities that control, are controlled by, or are under common control with, Focal or Genzyme and may include executive officers and directors as well as principal stockholders. These affiliates or their brokers risk being characterized as "underwriters" when they sell shares of Biosurgery Stock received in the merger. The U.S. securities laws require registration of shares sold by underwriters. An affiliate and the affiliate's broker can avoid being characterized as an underwriter and, therefore, avoid the registration requirements of the Securities Act of 1933, as amended, by selling shares in compliance with Rule 145 or Rule 144 under the Securities Act. Rule 145 covers sales by Focal affiliates, and Rule 144 covers sales by Genzyme affiliates. Each rule limits the number of shares an affiliate can sell in a particular period of time. The merger agreement requires Focal to use its reasonable best efforts to cause each of its affiliates to execute and deliver to Genzyme a written agreement to the effect that the affiliate will not offer or sell or otherwise dispose of Biosurgery Stock issued to the affiliate in the merger in violation of the Securities Act or the related rules and regulations adopted by the SEC.

    This proxy statement/prospectus does not cover resales of Biosurgery Stock received by any person who may be deemed to be an affiliate of Focal and/or Genzyme.

REGULATORY MATTERS

    Genzyme and Focal are not aware of any material governmental or regulatory requirements that must be complied with regarding the merger, other than federal securities laws and the filing of the certificate of merger describing the principal terms of the merger agreement with the Delaware Secretary of State.

                                VOTING AGREEMENT

    A group consisting of five long-term institutional stockholders of Focal have signed a voting agreement covering approximately 12.5% of the outstanding shares of Focal common stock. Pursuant to this voting agreement, these Focal stockholders have agreed:

    - not to dispose of their shares of Focal common stock until the consummation of the proposed merger;

    - to vote in favor of adoption of the merger agreement;

    - to vote against any other proposal for the merger, consolidation or sale of a majority of the assets or capital stock of Focal; and

    - to grant an irrevocable proxy in favor of representatives of Genzyme to vote their Focal shares in favor of adoption of the merger agreement.

    This voting agreement, together with the 3,851,806 shares of Focal common stock owned by Genzyme, effectively ensures that approximately 35% of the outstanding shares of Focal common stock will vote in favor of adoption of the merger agreement.

                          MANAGEMENT AFTER THE MERGER

BOARD OF DIRECTORS

    Genzyme's board of directors will not change as a result of the merger. Information regarding Genzyme's directors can be found in its proxy statement for its 2000 annual meeting of stockholders and its annual report on Form 10-K for the fiscal year ended December 31, 2000.

MANAGEMENT

    The composition of Genzyme's management will not change as a result of the merger. Key staff positions within the surviving corporation have not yet been finally determined. From time to time before the merger, decisions may be made with respect to the management and operations of Focal after the merger, including its officers and managers.

    Information about Genzyme's directors and executive officers, including biographical information, executive compensation and relationships and related transactions between management and the company, can be found in Genzyme's most recent annual meeting proxy statement, annual report on Form 10-K for the fiscal year ended December 31, 2000, and current reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. For more details about how you can obtain copies of Genzyme's annual meeting proxy statement, Form 10-K and Forms 8-K, you should read the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION" beginning on
page   .

                STOCK OWNERSHIP OF DIRECTORS, EXECUTIVE OFFICERS
                           AND PRINCIPAL STOCKHOLDERS

OWNERSHIP OF GENZYME CAPITAL STOCK

    Information concerning the current directors and officers of Genzyme, executive compensation and ownership of Genzyme capital stock by management and principal stockholders is contained in Genzyme's proxy statement for the 2001 annual meeting of shareholders filed with the SEC on April 24, 2001 and is incorporated by reference into this proxy statement/prospectus. See "WHERE YOU
CAN FIND MORE INFORMATION" on page   .

OWNERSHIP OF FOCAL CAPITAL STOCK

    Information concerning the current directors and officers of Focal, executive compensation and ownership of Focal capital stock by management and principal stockholders and relationships and related transactions between Focal and its officers and directors is contained in Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, a copy of which is included with this proxy statement/prospectus and incorporated herein by reference.

                     COMPARATIVE STOCK PRICES AND DIVIDENDS

    Biosurgery Stock is quoted on The Nasdaq National Market under the trading symbol "GZBX." Focal common stock is quoted on The Nasdaq National Market under the trading symbol "FOCL." The following table sets forth, for the periods indicated, the high and low sale prices per share of Biosurgery Stock and Focal common stock as reported on The Nasdaq National Market.

                                                                  BIOSURGERY           FOCAL COMMON
                                                                   STOCK(1)                STOCK
                                                              -------------------   -------------------
                                                                HIGH       LOW        HIGH       LOW
                                                              --------   --------   --------   --------
1999
  First Quarter.............................................                         $14.00     $5.75
  Second Quarter............................................                         $ 9.00     $6.69
  Third Quarter.............................................                         $ 7.63     $3.13
  Fourth Quarter............................................                         $ 5.81     $3.38

2000
  First Quarter.............................................                         $10.63     $3.88
  Second Quarter............................................                         $ 8.50     $2.31
  Third Quarter.............................................                         $ 3.78     $2.38
  Fourth Quarter (beginning December 19, 2000 for
    Biosurgery Stock).......................................   $11.75     $7.69      $ 3.25     $0.81

2001
  First Quarter.............................................   $ 9.13     $5.43      $ 2.06     $0.41
  Second Quarter (through May       , 2001).................   $          $          $          $

------------------------

(1) High and low sales prices for Biosurgery Stock are not presented for periods prior to the fourth quarter of 2000 as there were no shares of Biosurgery Stock outstanding prior to December 19, 2000.

    On April 25, 2001, the day before the merger agreement was announced, the per share closing price as reported on The Nasdaq National Market for Biosurgery Stock was $4.74 and $0.80 for Focal common stock. The market price of Biosurgery Stock is likely to fluctuate before the merger is completed. We encourage Focal stockholders to obtain current market quotations for Biosurgery Stock and Focal common stock. We cannot predict the future prices for Biosurgery Stock, or on which markets it will be traded in the future.

DIVIDEND INFORMATION

    No cash dividends have ever been paid or declared on shares of Biosurgery Stock or on shares of Focal common stock. Genzyme does not anticipate paying cash dividends on its common stock in the foreseeable future. Genzyme's present intention is to retain its earnings for the future operation and expansion of its business. Any future payment of dividends on any Genzyme common stock will be at the discretion of the board of directors and will depend upon, among other things, Genzyme's earnings, financial condition, capital requirements, level of indebtedness and other factors that Genzyme's board of directors deems relevant.

NUMBER OF STOCKHOLDERS AND NUMBER OF SHARES OUTSTANDING

    As of May 25, 2001 Genzyme had the following stockholders of record and shares outstanding.

                                                              STOCKHOLDERS
                                                                   OF          SHARES
                                                                 RECORD      OUTSTANDING
                                                              ------------   -----------
Genzyme General Stock.......................................
Biosurgery Stock............................................
Molecular Oncology Stock....................................

    As of May 25, 2001 Focal had approximately       holders of record and
      shares of Focal common stock outstanding.

                      DESCRIPTION OF GENZYME CAPITAL STOCK

GENERAL

    Under its current capital structure, Genzyme has three series of common stock--Genzyme General Stock, Biosurgery Stock and Molecular Oncology Stock--which are referred to as "tracking stocks." The terms of each series of Genzyme common stock can be found in Genzyme's registration statement on
Form 8-A filed with the SEC on December 19, 2000, which are incorporated by reference into this proxy statement/prospectus. For more details about how you can obtain a copy of Genzyme's Form 8-A, you should read the section of this proxy statement/prospectus entitled "WHERE YOU CAN FIND MORE INFORMATION"
beginning on page       .

OVERVIEW OF GENZYME'S "TRACKING STOCK" CAPITAL STRUCTURE

    Tracking stock is common stock of Genzyme Corporation that, unlike typical common stock, is designed to track the financial performance of a specific subset of our business operations and related allocated assets, rather than operations and assets of the entire company. For instance, operations and assets dedicated to our biomaterials and biotherapeutic business are referred to as the Genzyme Biosurgery division. That division is not a company or legal entity; consequently, the division does not and could not issue stock. Therefore, Biosurgery Stock is not stock of Genzyme Biosurgery division, but rather a series of Genzyme Corporation's common stock containing special provisions intended to tie the value of that stock primarily to the operations and assets of Genzyme Corporation that Genzyme attributes to Genzyme Biosurgery division.

    The chief mechanism intended to cause a Genzyme tracking stock to "track" the financial performance of its corresponding division is special provisions in Genzyme's charter governing dividends and distributions. The provisions governing dividends provide that Genzyme's board of directors has discretion to decide if and when to declare dividends subject to limitations. Those limitations are dependent, in part, upon the excess of earnings and paid-in capital or of the fair value of the net assets allocated to the related division over the outstanding tracking stock's combined par value and amounts needed to satisfy preferences and debt obligations allocated to the related division. Within these and other general limitations under Genzyme's charter and Massachusetts law, the amount of any dividend payment will be at the board's discretion. When deciding whether to declare a dividend, and for how much, the board of directors would consider, among other things, Genzyme's earnings, financial condition, capital requirements and level of indebtedness. To date, Genzyme has never paid or declared a cash dividend on shares of any of its series of common stock, nor does it anticipate doing so in the foreseeable future. Unless declared, dividends do not accrue on Genzyme's tracking stock.

    The charter provisions governing distributions require that a distribution be made to holders of Biosurgery Stock or Molecular Oncology Stock if all or substantially all of the assets allocated to that stock's corresponding division are sold to a third party. This mandatory distribution can be in the form of a dividend, a redemption of the division's related tracking stock or an exchange of that tracking stock for Genzyme General Stock, as chosen by Genzyme's board of directors in its discretion. The distribution, if by dividend or redemption, must equal in value the net after-tax proceeds received from the sale. If Genzyme's board of directors chooses to make the distribution by issuing Genzyme General Stock in exchange for the selling division's related tracking stock, then the exchange must be effected at a 10% premium to the corresponding tracking stock's average market price following announcement of the sale.

    Genzyme aids investors in evaluating the net worth and earnings performance of each of its divisions by:

    - defining in its charter those programs that will initially comprise the division; and

    - publishing quarterly financial statements that break out the assets and liabilities and results of operations of each tracked division for the reported periods.

    The financial statements include audited annual and unaudited quarterly financial statements and separate management's discussion and analysis for each division and Genzyme Corporation. Genzyme manages and accounts for transactions between the division and its other divisions and with third parties, and any resulting re-allocations of assets and liabilities, by applying consistently across divisions a detailed set of policies established by Genzyme's board of directors. Genzyme publicly discloses these divisional management and accounting policies. A copy of these policies appears in Annex C of this proxy statement/prospectus. With some exceptions contained in the policies, Genzyme's board of directors retains the discretion to revise the policies at any time, subject to its fiduciary duties to stockholders.

    The separate financial statements do not represent any physical segregation of assets among divisions or separate division accounts. They are an accounting presentation only, for the purpose of permitting investors to assess the financial performance of the operations and assets allocated to each division.

    While tracking stock is designed to reflect a division's performance, it remains common stock of the entire company. Therefore, a tracking stockholder is a common stockholder subject to risks of investing in the businesses, assets and liabilities of Genzyme as a whole. For instance, the assets allocated to any division are nonetheless subject to company-wide claims of creditors, product liability plaintiffs and stockholder litigation. Also, in the event of a Genzyme liquidation, insolvency or similar event, a holder of tracking stock would have no direct claim against the assets allocated to the corresponding tracked division; a holder of tracking stock would only have the rights of a common stockholder in the combined assets of Genzyme, subject also to the Genzyme charter's allocation of liquidation units. For more details, you should read the section of this proxy statement/prospectus entitled "RISK FACTORS--Risks Relating to Genzyme Tracking Stocks--THE HOLDERS OF GENZYME TRACKING STOCK ARE STOCKHOLDERS OF A SINGLE COMPANY AND UNFAVORABLE FINANCIAL TRENDS AFFECTING ONE DIVISION COULD NEGATIVELY AFFECT OTHER GENZYME
DIVISIONS" on page   .

AUTHORIZED CAPITAL STOCK

    Genzyme is authorized to issue 390,000,000 shares of common stock, $0.01 par value per share, of which:

    - 200,000,000 shares have been designated Genzyme General Stock;

    - 100,000,000 shares have been designated Biosurgery Stock;

    - 40,000,000 shares have been designated Molecular Oncology Stock; and

    - 50,000,000 shares remain undesignated as to a series.

    In addition, Genzyme is authorized to issue 10,000,000 shares of preferred stock, $0.01 par value per share, of which:

    - 2,000,000 shares have been designated Series A Junior Participating Preferred Stock;

    - 1,000,000 shares have been designated Series B Junior Participating Preferred Stock;

    - 400,000 shares have been designated Series C Junior Participating Preferred Stock; and

    - 6,600,000 shares remain undesignated as to a series.

    Each series of junior participating preferred stock is meant to be associated with one of the series of common stock and would be issued under Genzyme's stockholder rights plan upon the occurrence of a takeover event.

    Genzyme's board of directors has approved a two-for-one stock split of Genzyme General Stock. This stock split is contingent upon shareholder approval of an amendment to Genzyme's charter that would increase the total number of authorized shares of its common stock from 390,000,000 to 690,000,000 shares and increase the number of such shares designated Genzyme General Stock from 200,000,000 to 500,000,000 shares. The charter amendment will become effective upon shareholder approval at Genzyme's 2001 annual meeting of shareholders and upon filing of the articles of amendment with the Massachusetts Secretary of State. The record date for determining stockholders of record entitled to notice of, and to vote at, Genzyme's 2001 annual meeting was April 2, 2001. As a result, holders of Focal common stock will not be entitled to vote at Genzyme's annual meeting, whether or not the merger has been completed.

BIOSURGERY DESIGNATED SHARES

    Designated shares are authorized but unissued shares which Genzyme's board may from time to time issue, sell or otherwise distribute without allocating the proceeds or other benefits of the issuance, sale or distribution to the division tracked by the shares. Until the shares are issued, designated shares are not outstanding shares of stock, and, therefore, may not receive dividends and cannot be voted by Genzyme.

    On December 31, 2000, there were 1,990,364 Biosurgery designated shares, which, if issued, would represent 5% of the outstanding shares of Biosurgery Stock. The number of Biosurgery designated shares from time to time will be:

    - adjusted to reflect subdivisions or combinations by stock split, reverse stock split or otherwise of the Biosurgery Stock and dividends or distributions of shares of Biosurgery Stock to holders of Biosurgery Stock and other reclassifications of Biosurgery Stock;

    - decreased by

       - the number of any designated shares of Biosurgery Stock that Genzyme issues;

       - the number of any shares of Biosurgery Stock issued upon the exercise or conversion of securities convertible into Biosurgery Stock that are attributed to Genzyme General; and

       - the number of any shares of Biosurgery Stock that Genzyme issues as a dividend or distribution or by reclassification, exchange or otherwise to Genzyme General Stockholders; and

    - increased by

       - the number of any outstanding shares of Biosurgery Stock that Genzyme repurchases, the consideration for which was paid by Genzyme General;

       - the number of shares of Biosurgery Stock equal to the fair value, as determined by Genzyme's board, of assets or properties allocated to Genzyme General that are reallocated to Genzyme Biosurgery (excluding reallocations that represent sales at fair value between those divisions) divided by the fair market value of one share of Biosurgery Stock on the date of that reallocation; and

       - the number of shares of Biosurgery Stock equal to (1) the aggregate fair market value of any shares of Genzyme General Stock issued to the limited partners of Genzyme Development Partners in connection with the exercise on behalf of Genzyme Biosurgery of Genzyme's purchase option to reacquire all of the limited partnership interests of that partnership divided by (2) the fair market value of one share of Biosurgery Stock on the date of the exercise.

    Whenever Genzyme issues or sells additional shares of any series of common stock, it will identify:

    - the number of shares issued and sold for account of a particular division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of that division; and

    - the number of shares issued and sold from the designated shares of Biosurgery Stock and/or Molecular Oncology Stock.

    If Genzyme repurchases outstanding shares of Biosurgery Stock or Molecular Oncology Stock, it will identify the number of shares that are repurchased for consideration that was derived from Genzyme General and the number of designated shares may increase accordingly.

TRANSFER AGENT AND REGISTRAR

    American Stock Transfer & Trust Company is the registrar and transfer agent for each series of Genzyme's common stock. Its telephone number is
(212) 936-5100.

             COMPARISON OF RIGHTS OF GENZYME AND FOCAL STOCKHOLDERS

    Genzyme is a Massachusetts corporation subject to the provisions of the Massachusetts Business Corporation Law or MBCL. Focal is a Delaware corporation subject to the provisions of the Delaware General Corporation Law or DGCL. Upon completion of the merger, Focal stockholders, whose rights are currently governed by the Focal charter, by-laws and the DGCL, will become stockholders of Genzyme and their rights will be governed by the Genzyme charter, by-laws and the MBCL.

    The following description summarizes material differences which may affect the rights of holders of Biosurgery Stock and Focal common stock. This is not a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. For additional information regarding the specific rights of holders of Genzyme capital stock, you should read the section of this proxy statement/prospectus entitled "DESCRIPTION OF GENZYME CAPITAL STOCK"
beginning on page   . You should read carefully the relevant provisions of the
MBCL and the DGCL, the charter and by-laws of Genzyme and the charter and by-laws of Focal, which are incorporated by reference into this proxy statement/prospectus.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
CLASS OF CAPITAL STOCK    Biosurgery Stock is one of three    Focal has only one class of common
                          classes of common stock of Genzyme  stock outstanding. Holders of
                          Corporation. Biosurgery Stock is    Focal common stock are entitled to
                          intended to track the financial     all of the rights and obligations
                          performance of the Genzyme          provided to common stockholders
                          Biosurgery Division. See            under its charter and bylaws and
                          "DESCRIPTION OF GENZYME CAPITAL     under Delaware law.
                          STOCK" beginning on page       .

CORPORATE                 The rights of Genzyme stockholders  The rights of Focal stockholders
GOVERNANCE                are governed by Massachusetts law   are currently governed by Delaware
                          and Genzyme's charter and by-laws.  law and Focal's charter and
                          Upon completion of the merger, the  by-laws. Upon completion of the
                          rights of Genzyme stockholders      merger, the rights of Focal
                          will continue to be governed by     stockholders will be governed by
                          Massachusetts law and Genzyme's     Massachusetts law and Genzyme's
                          charter and by-laws.                charter and by-laws.

AUTHORIZED CAPITAL STOCK  The authorized capital of Genzyme   The authorized capital stock of
                          is set forth under the              Focal consists of 50 million
                          "DESCRIPTION OF GENZYME CAPITAL     shares of common stock, $0.01 par
                          STOCK" beginning on page       .    value per share, and 5 million
                                                              shares of preferred stock, $0.01
                                                              par value per share.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
BOARD AUTHORITY TO ISSUE  The Genzyme board of directors is   The Focal board of directors is
                          authorized to issue, without        authorized, without Capital Stock
                          stockholder approval, undesignated  stockholder approval, to issue
                          shares of common or preferred       shares of common and preferred
                          stock from time to time in one or   stock in one or more series, and
                          more series. Subject to             to determine the rights,
                          limitations of the MBCL and         preferences, privileges and
                          Genzyme's charter and by-laws, the  restrictions of any such series,
                          board may determine the number of   including the dividend rights,
                          shares constituting each series of  dividend rates, voting rights, the
                          common stock and the designation,   rights and terms of redemption,
                          preferences, voting powers,         redemption prices, the rights and
                          qualifications, and special or      terms of conversion, liquidation
                          relative rights or privileges of    preferences, sinking fund terms,
                          that series. These may include      the number of shares constitut-
                          provisions concerning dividends,    ing any such class or series, and
                          dissolution or the distribution of  the designation of such class or
                          assets, conversion or exchange,     series.
                          and other subjects or matters as
                          may be fixed by resolution of the
                          board or an authorized committee
                          of the board.

DIVIDENDS AND STOCK       Under the MBCL, a corporation may   Under the DGCL, a corporation may
REPURCHASES               pay dividends or repurchase its     pay dividends out of surplus or,
                          own stock so long as the action:    if there is no surplus, out of the
                          - is not taken when the             net profits for the current or
                          corporation is insolvent;           preceding fiscal year in which the
                          - does not render the corporation   dividend is declared, provided
                            insolvent;                        that the amount of capital of the
                          - does not violate the              corporation following the
                          corporation's charter.              declaration and payment of the
                                                              dividend is not less than the
                                                              aggregate amount of the capital
                                                              represented by the issued and and
                                                              outstanding stock of all classes
                                                              having a preference upon the
                                                              distribution of assets.

                          The directors of a Massachusetts    In addition, Delaware law
                          corporation may be jointly and      generally provides that a
                          severally liable to the             corporation may redeem or
                          corporation to the extent that the  repurchase its shares only if the
                          directors authorize a dividend      redemption or repurchase would not
                          when the corporation is insol-      impair the capital of the
                          vent or where the amount of the     corporation. A Delaware
                          dividend exceeds the permissible    corporation may redeem or
                          amounts and is not repaid to the    repurchase shares having a
                          corporation.                        preference upon the

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
                          Genzyme's charter provides that     distribution of any of its assets
                          the board of directors may,         if such shares will be retired
                          subject to the express terms of     upon acquisition, and provided
                          any outstanding series of           that, after the reduction in
                          preferred stock, declare and pay    capital made in connection with
                          dividends upon the Genzyme common   such retirement of shares, the
                          stock, in such amounts and at such  corporation's remaining assets are
                          times as it deems appropriate,      sufficient to pay any debts not
                          only out of the lesser of (i)       otherwise provided for.
                          funds of the corporation legally    Focal's charter provides that the
                          available therefor and (ii) the     board of directors may determine
                          available dividend amount for the   and fix the rate at which
                          common stock. Genzyme has never     dividends on the shares of Focal
                          paid cash dividends on any of its   common stock shall be declared and
                          series of common stock.             paid or set aside for payment.
                                                              Focal has never paid cash
                                                              dividends on its common stock.

LIQUIDATION RIGHTS        In the event of a voluntary or      In the event of a voluntary or
                          involuntary dissolution,            involuntary dissolution,
                          liquidation or winding up of        liquidation or winding up of
                          Genzyme's affairs, the holders of   Focal's affairs, the holders of
                          Genzyme's common stock are          Focal common stock are entitled to
                          entitled to receive any net assets  receive any net assets available
                          remaining for distribution after    for distribution.
                          Genzyme has satisfied or made
                          provision for its debts and
                          obligations and for payment to any
                          preferred stockholders. Under
                          Genzyme's charter, a merger or
                          business combination or a sale of
                          all or substantially all of
                          Genzyme's assets will not be
                          treated as a liquidation.

VOTING RIGHTS             Stockholders of all series of       The outstanding voting securities
                          Genzyme common stock vote together  of Focal are the shares of Focal
                          as one class on all matters on      common stock. Holders of Focal
                          which common stockholders           common stock have one vote per
                          generally are entitled to vote. At  share held by them.
                          any meeting of stockholders,
                          holders of Genzyme General Stock
                          are entitled to one vote for each
                          share of stock held; holders of
                          Biosurgery Stock and Molecular
                          Oncology Stock are each entitled
                          to 0.14 of a vote for each share
                          of stock held. Under the Genzyme
                          charter, some specifically listed
                          matters require a separate series
                          vote.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
REDEMPTION AND EXCHANGE   Under its charter, Genzyme has the  Under Focal's charter, holders of
FEATURES                  option, at any time, and in some    common stock have no redemption
                          circumstances, is required to,      rights and Focal has no option to
                          exchange or redeem some or all of   exchange or redeem any shares of
                          the outstanding shares of the       common stock.
                          Biosurgery Stock and Molecular
                          Oncology Stock, for cash, Genzyme
                          General Stock or other property.

MEETINGS OF               A special meeting of stockholders   A special meeting of stockholders
STOCKHOLDERS; NOTICE      may be called only by the           may be called by the President,
                          President or by the board of        the chairman of the board, the
                          directors, by the clerk upon the    board of directors or upon written
                          written application of one or more  request by one or more stockholders who hold at least 90%  stockholders holding not less than
                          (or any lesser percentage required  10% of the aggregate votes by law) in interest of the capital  entitled to be cast at the
                          stock entitled to vote at the       meeting.
                          meeting.

                          Under Genzyme's by-laws, it must    Under Focal's by-laws, it must
                          give each stockholder of record     give each stockholder of record a
                          written notice stating the date,    written notice stating the place,
                          place, hour and purpose of an       date, hour and purpose of an
                          annual or special meeting at least  annual or special meeting at least
                          seven days before the meeting. In   10 days but no more than 60 days
                          the case of a special meeting       before the meeting. Written notice
                          called upon the written             of stockholders' meetings,
                          application of stockholders, the    including special meetings, must
                          meeting must be called at least 60  include a statement of the
                          but not more than 90 days before    purposes for which the meeting is
                          the meeting date, and notice must   called. Also, stockholder-proposed
                          be given to stockholders entitled   business may only be transacted if
                          to vote at least 20 days before     the proposing stockholder provides
                          the meeting.                        timely written notice to Focal.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
RECORD DATE FOR           Genzyme's by-laws provide that the  Focal's by-laws provide that for
DETERMINING               board of directors may fix, in      purposes of determining the
STOCKHOLDERS              advance, a time not more than 60    stockholders entitled to notice of
ENTITLED TO VOTE          days before the date of a meeting   any meeting or to vote thereat,
                          of stockholders, the date for the   the board of directors may fix, in
                          payment of any dividend or the      advance, a record date, which
                          making of any distribution to       shall not precede the date upon
                          stockholders, or the last day on    which the resolution fixing the
                          which the consent or dissent of     record date is adopted by the
                          stockholders may be effectively     board of directors and which shall
                          expressed for any purpose, as the   not be more than 60 nor less than
                          record date for determining the     10 days before the date of such
                          stockholders having the right to    meeting. Only stockholders of
                          notice of and to vote at any such   record on the date fixed are
                          meeting or adjournment thereof,     entitled to notice and to vote at
                          the right to receive dividends or   the meeting.
                          distributions, or the right to
                          give such consent or dissent. Only
                          stockholders of record on the
                          record date shall have these
                          rights.

STOCKHOLDER ACTION BY     Under the MBCL, stockholders may    Under the DGCL, stockholders may
WRITTEN CONSENT           take any action without a meeting   take any action without a meeting.
                          so long as they act by unanimous    Focal's charter, however, provides
                          written consent. Genzyme's          that stockholder actions can be
                          charter, however, provides that     taken only at a duly called annual
                          stockholder actions can be taken    or special meeting and not by
                          only at a duly called annual or     written consent.
                          special meeting and not by written
                          consent.

STOCKHOLDER               Genzyme's by-laws provide that for  Focal's by-laws provide that for
PROPOSALS                 stockholder nominations of          stockholder nominations of
                          directors and stockholder           directors and stockholder
                          proposals to be brought properly    proposals to be brought properly
                          before an annual or special         before a meeting, the stock-
                          meeting, the stockholder must       holder must notify Focal of the
                          notify Genzyme of the nomination    nomination or proposal not less
                          or proposal: (1) 60 days before     than 120 calendar days in advance
                          the annual meeting or (2) 90 but    of the date of the annual meeting
                          not more than 120 days before the   specified in the proxy statement
                          anniversary date of the prior       for the previous year's annual
                          years' annual meeting, whichever    stockholder meeting. However, if
                          is earlier. This, however, does     there was no annual meeting in the
                          not apply if there was no annual    prior year or if the date of the
                          meeting in the prior year or if     current annual meeting is more
                          the date of the current annual      than 30 days from the anniver-
                          meeting is more than 30 days from   sary date of the prior year's
                          the anniversary date of the prior   annual meeting, Focal must receive
                          year's annual meeting.              the notice at a reasonable time
                                                              before the solicitation is made.

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

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
QUORUM FOR MEETING OF     The holders of a majority in        The holders of a majority in
STOCKHOLDERS              interest of all outstanding stock   voting power of the issued and
                          entitled to vote at a Genzyme       outstanding shares of Focal common
                          stockholder meeting, present in     stock entitled to vote at a
                          person or represented by proxy,     meeting, present in person or
                          constitutes a quorum for            represented by proxy, con-
                          transacting business at a meeting.  stitutes a quorum for transacting business at a meeting.

STOCKHOLDER               Under the MBCL, stockholders have   The DGCL provides any stockholder
INSPECTION                the right for a proper purpose to   with the right to inspect the com-
                          inspect the company's charter, by-  pany's stock ledger, stockholder
                          laws, records of all meetings of    list, and other books and records
                          incorporators and stockholders,     for a purpose reasonably related
                          and stock and transfer records,     to the person's interest as a
                          including the stockholder list.     stockholder. Under Focal's
                          Additionally, stockholders have a   by-laws, any stockholder of record
                          qualified right to inspect other    may, upon written demand under
                          books and records of the            oath stating the purpose for the
                          corporation.                        inspection, have the right during
                                                              usual business hours to inspect
                                                              for any proper purpose Focal's
                                                              stock ledger, list of
                                                              stockholders, and other books and
                                                              records and to make copies
                                                              thereof.

NUMBER OF DIRECTORS       Genzyme currently has eight direc-  Focal currently has five
                          tors. Genzyme's by-laws provide     directors. Focal's by-laws provide
                          that the board of directors shall   that the board of directors shall
                          be not less than three. The number  consist of eight members unless of directors is fixed by the board  changed by an amendment to the and may be enlarged at any time by  by-laws. The number of directors
                          a vote of the majority of           is fixed by the board and may be
                          directors then in office.           enlarged at any time by a vote of
                                                              the majority of directors then in
                                                              office.

CLASSIFICATION OF BOARD   Genzyme's charter provides that     Focal's charter and bylaws provide
OF DIRECTORS              the board of directors will         that the board of directors will
                          consist of three classes, with      consist of three classes, with
                          each class being as equal in size   each class being as equal in size
                          as possible. Each class of          as possible. Each class of
                          directors is elected for a          directors is elected for a
                          three-year term at alternating      three-year term at alternating
                          annual meetings of the              annual meetings of the
                          stockholders.                       stockholders.

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

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
REMOVAL OF DIRECTORS      Directors may be removed only for   Directors may be removed with or
                          cause by a majority vote of         without cause by a majority vote
                          stockholders. Under Genzyme's       of stockholders entitled to vote
                          by-laws, vacancies on the board of  at the election of directors.
                          directors may be filled by the      Under Focal's by-laws, vacancies
                          directors then in office.           on the board of directors may be
                          Vacancies resulting from the        filled by a majority of the
                          enlargement of the board may be     remaining directors on the board.
                          filled by a majority of the         Vacancies resulting from the
                          directors then in office, though    enlargement of the board may be
                          less than a quorum.                 filled by a majority of the
                                                              directors then in office, though
                                                              less than a quorum.

LIMITATION ON             Genzyme's charter provides that     Focal's charter provides that
PERSONAL LIABILITY OF     directors shall not be personally   directors shall not be personally
DIRECTORS AND OFFICERS    liable to Genzyme or its            liable to Focal or its
                          stockholders for monetary damages   stockholders for monetary dam-
                          for breaching their fiduciary       ages for breaching their fiduciary
                          duties except to the extent         duties except to the extent
                          eliminating or limiting their       eliminating or limiting their
                          liability is not permitted under    liability is not permitted under
                          the MBCL. Under the MBCL, a         the DGCL.
                          director is generally not excused
                          from liability for making
                          unauthorized loans or distri-
                          butions to insiders.

INDEMNIFICATION OF        Massachusetts law permits, and      Focal's charter and by-laws
DIRECTORS AND OFFICERS    Genzyme's charter provides for,     provide that Focal shall, to the
                          indemnification of directors and    fullest extent permitted by the
                          officers for all expenses and       DGCL as amended from time to time,
                          liabilities imposed upon them due   indemnify each person against
                          to any proceeding in which they     expenses, judgments, fines and
                          may become involved by serving or   amounts paid in settlements
                          having served as directors or       incurred in connection with any
                          officers. Indemnification is        threatened, pending or completed
                          denied, however, if the person is   action, suit or proceeding in
                          found not to have acted in good     which that person was or is a
                          faith with the reasonable belief    party, by reason of the fact that
                          that his or her action was in       such person is or was a director
                          Genzyme's best interest. Genzyme's  or officer of Focal.
                          by-laws provide that                Indemnification is denied,
                          indemnification is a contract       however, for (i) any breach of a
                          right for the benefit of the        directors' duty of loyalty to
                          directors, officers and other       Focal, (ii) acts or omissions not
                          persons entitled to be              in good faith, intentional
                          indemnified.                        misconduct or knowing violation of
                                                              law; (iii) any transaction from
                                                              which the director derived an
                                                              improper benefit, or (iv) any
                                                              unlawful payment of dividends or
                                                              unlawful stock purchases or
                                                              redemptions.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
                          Massachusetts law and Genzyme's     Delaware law and Focal's by-laws
                          by-laws permit Genzyme to purchase  permit Focal to purchase and
                          and maintain insurance on behalf    maintain insurance on behalf of
                          of any person who is or was a       any person who is or was a
                          director, officer, employee or      director, officer, employee or
                          agent of Genzyme, or is or was      agent, or is or was serving at the
                          serving at the request of Genzyme   request of Focal as a director,
                          as a director, officer, employee    officer, employee or agent of
                          or agent of another organization,   another corporation, partnership,
                          against any liability incurred by   joint venture, trust or other
                          that person in any such capacity,   enterprise against any liability
                          or arising out of that person's     asserted against that person and
                          status as such, whether or not      incurred by that person in any
                          Genzyme would have the power to     such capacity or arising out of
                          indemnify that person against such  that person's status as such.
                          liability.

                          Genzyme enters into agreements      Focal enters into indemnification
                          with its officers and directors     agreements with its directors and
                          which affirm Genzyme's obligation   officers which affirm Focal's
                          to indemnify them to the fullest    obligation to indemnify them to
                          extent permitted by law and         the fullest extent permitted by
                          contain various procedural and      law and contain various procedural
                          other provisions which expand the   and other provisions which expand
                          protection afforded by Genzyme's    the protection afforded by Focal's
                          by-laws.                            by-laws and charter.

                          The MBCL does not explicitly        The DGCL permits a corporation to
                          address indemnifying persons        indemnify persons against
                          against judgments in actions        judgments in actions brought by or
                          brought by or in the right of the   in the right of the corporation.
                          corporation. The previously
                          discussed standard applies to
                          these cases.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
AMENDMENTS TO CHARTER     Under the MBCL, a majority vote of  Under DGCL, a majority vote of
                          stockholders is required to amend   stockholders is required to amend
                          some charter provisions, such as    a company's charter. However,
                          increasing a company's authorized   under Focal's charter, any
                          capital stock. For most other       amendments to the provisions
                          amendments, the MBCL requires a     relating to the prohibition on (a)
                          two-thirds vote, such as to change  cumulative voting, and (b)
                          a corporate name, change the        stockholder action by written
                          nature of the corporate business,   consent, requires the affirmative
                          or authorize the sale, mortgage,    vote of 66 2/3% of Focal's
                          pledge, lease or exchange of all    outstanding voting securities,
                          the company's property or assets.   voting together as a single class.
                          The MBCL does, however, permit a
                          corporate charter to specify a
                          threshold vote of less than
                          two-thirds, but of at least a
                          majority. Genzyme's charter
                          expressly permits a majority vote
                          of the outstanding stock entitled
                          to vote to make any amendments to
                          its charter.

AMENDMENTS TO             Genzyme's by-laws may be amended,   Focal's by-laws may be amended,
BY-LAWS                   altered or repealed, and new        altered or repealed, and new
                          by-laws may be adopted, by a        by-laws may be adopted, by a
                          majority vote of the stockholders.  majority of directors present at
                          The directors may also make, amend  any meeting at which a quorum
                          or repeal the by-laws, except any   (consisting of a majority of the
                          by-law provision which under law,   board of directors) is present.
                          the charter or the by-laws          The Focal by-laws may also be
                          requires a stockholder vote. If     amended by a majority vote of the
                          the directors make, amend or        stockholders; provided, however,
                          repeal any by-law, Genzyme must     that any amendments to the
                          notify the stockholders of that     provisions relating to (a) the
                          action at or before the time        calling of special stockholder
                          notice of the next stockholder      meetings, (b) advance notice of
                          meeting is given.                   director nominations and
                                                              stockholder proposals and (c) the
                                                              staggered board of directors,
                                                              requires the affirmative vote of
                                                              66 2/3% of Focal's outstanding
                                                              voting securities, voting together
                                                              as a single class.

ANTI-TAKEOVER             The Massachusetts "Business Combi-  Section 203 of the DGCL prohibits
PROVISIONS                nation" statute prohibits a         a Delaware corporation from
                          Massachusetts corporation from      engaging in a "business
                          engaging in a "business             combination" with a person owning
                          combination" with a person owning   15% or more of the corporation's
                          5% or more of the corporation's     voting stock, referred to as an
                          voting stock without the approval   interested stockholder, for three
                          of its board of directors to        years following the time that
                          acquire that stock, or an           person became an interested
                          interested stockholder, for three   stockholder, unless the:
                          years from the time the person
                          became an interested stockholder,
                          unless the:

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
                          - board of directors approves the   - board of directors approves the
                            stock acquisition or the            stock acquisition or the
                            combination transaction before      business combination before the
                            the person becomes an interested    person becomes an interested
                            stockholder;                        stockholder;

                          - interested stockholder acquires   - person became an interested
                          90% of the outstanding voting       stockholder in a transaction in
                            stock of the company (excluding     which it acquired at least 85%
                            stock owned by                      of the voting stock in the
                            directors-officers or some          transaction, excluding shares
                            employee stock plans) in one        owned by directors and officers
                            transaction; or                     and shares owned by some
                          - combination transaction is          employee stock plans; or
                          approved by the board of directors  - combination transaction is
                            and by two-thirds of the          approved by the board of directors
                            outstanding voting stock not        and by at least two-thirds of
                            owned by the interested             the outstanding voting stock not
                            stockholder.                        owned by the interested
                                                                stockholder.

                          Genzyme is subject to the           A Delaware corporation can elect
                          Massachusetts Business Combination  in its charter or by-laws not to
                          statute unless it elects, with      be governed by Section 203. Focal
                          stockholder approval, not to be.    has not made that election.
                          Genzyme has not made that
                          election.

CONTROL SHARE             The Massachusetts Control Share     Delaware does not have a Control
ACQUISITION STATUTE       Acquisition statute provides that   Share Acquisition statute.
                          each and any acquisition by a
                          person of 20%, 33 1/3% or a
                          majority of the corporation's
                          voting stock cannot vote the
                          shares exceeding that threshold
                          unless a majority of the
                          outstanding shares not owned by
                          the acquiror and the corporation's
                          officers and employee-directors
                          vote to permit it. Under its
                          by-laws, Genzyme has elected not
                          to be governed by this statute.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
SHAREHOLDER RIGHTS PLAN   As described in the amended and     As described in the rights
                          restated renewed rights agreement   agreement dated as of December 17,
                          dated as of December 18, 2000       1997 between Focal and Norwest
                          between Genzyme and American Stock  Bank Minnesota N.A., as rights
                          Transfer & Trust Company, as        agent, each outstanding share of
                          rights agent, each outstanding      Focal common stock also represents
                          share of Biosurgery Stock,          a right that, if triggered, will
                          Molecular Oncology Stock, Surgical  permit the holder to purchase one
                          Products Stock, and Tissue Repair   one-thousandth of a share of Focal
                          Stock also represents a right       Series A Participating Preferred
                          that, if triggered, will permit     Stock, par value $0.01 per share,
                          the holder to purchase one          at a price of $150.00 per share,
                          one-hundredth of a share of         subject to adjustment. Focal
                          Genzyme's:                          amended the rights plan so that it
                                                              will not be triggered by the
                                                              proposed merger or by Genzyme's
                                                              acquisition of Focal common stock
                                                              under the stock purchase
                                                              agreement.

                          - Series A Junior Participating
                          preferred stock for each Genzyme
                            General Stock purchase right, at
                            a price of $300.00;
                          - Series B Junior Participating
                          preferred stock for each
                            Biosurgery Stock purchase right,
                            at a price of $80.00; and
                          - Series C Junior Participating
                          preferred stock for each Molecular
                            Oncology Stock purchase right,
                            at a price of $26.00.

                          The rights are not currently        The rights are not currently
                          exercisable but will become         exercisable but will become
                          exercisable upon the earlier of:    exercisable upon the earlier of:

                          - 10 days following the public      - 10 days following the public
                            announcement that a person or       announcement that a person or
                            group has acquired 15% or more      group has acquired 15% or more
                            of the voting power of all          of Focal's outstanding common
                            series of Genzyme's outstanding     stock, or
                            common stock, or

                          - 10 days after any person or       - 10 days following the commence-
                          group announces a tender or           ment of a tender or exchange
                            exchange offer which, if            offer which, if completed, would
                            completed, would result in the      result in the offeror owning 15%
                            offeror owning 15% or more of       or more of the outstanding
                            the voting power of all series      shares of Focal common stock.
                            of Genzyme's outstanding common
                            stock.

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
                          When exercisable, each right        When exercisable, each right
                          permits its holder to buy that      permits its holder to buy that
                          number of shares of a series of     number of shares of a series of
                          Genzyme's common stock equal in     Focal common stock equal in value
                          value to twice the right's          to twice the right's purchase
                          purchase price. The acquirer who    price. The acquirer who triggers
                          triggers the rights cannot exer-    the rights cannot exercise or
                          cise or transfer its rights.        transfer its rights.

                          If any person acquiring 15% or      If, after the rights are
                          more of the voting power of         exercisable, Focal is involved in
                          Genzyme's outstanding common stock  a merger or other business
                          is involved in a merger or other    combination or if 50% or more of
                          business combination with Genzyme   the assets or earning power of
                          in which Genzyme is not the         Focal and its subsidiaries are
                          surviving corporation, each         sold, each rightholder will be
                          rightholder will be allowed to buy  allowed to buy shares of the
                          shares of the acquiring com-        acquiring company's common stock
                          pany's common stock at half their   at half their average market value
                          average market value upon paying    upon paying the right's purchase
                          the right's purchase price.         price.

                          The rights expire on March 28,      The rights will expire on January
                          2009 unless redeemed. The Genzyme   28, 2007, unless redeemed. The
                          board of directors may redeem the   Focal board of directors may
                          rights at $0.001 per right any      redeem the rights at $0.01 per
                          time before the tenth day after     right any time before the tenth
                          the 15% or greater acquisition.     day after the 15% or greater
                          The rights have anti-takeover       acquisition. The rights have
                          effects. They can cause substan-    anti-takeover effects. They can
                          tial dilution to a person or group  cause substantial dilution to a
                          that attempts to acquire Genzyme    person or group that attempts to
                          on terms that are not approved by   acquire Focal on terms that are
                          the board of directors. The rights  not approved by the board of
                          should not interfere with any       directors. The rights should not
                          merger or other business            interfere with any merger or other
                          combination that Genzyme's board    business combination that Focal's
                          of directors approves since         board of directors approves since
                          Genzyme can redeem the rights       Focal can redeem the rights before
                          before they become exercisable.     they become exercisable.

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

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------

PROVISIONS RELATING TO    Under the MBCL, the affirmative     The DGCL generally requires that a
SOME BUSINESS             vote of two-thirds of the           merger and consolidation, or sale,
COMBINATIONS              outstanding shares of each class    lease or exchange of all or
                          of stock (or such lower proportion  substantially all of a
                          permitted by the charter, but not   corporation's property and assets
                          less than a majority) is required   be approved by the directors and
                          to authorize a merger or            by a majority of the outstanding
                          consolidation of Genzyme into any   stock. A corporation's charter may
                          other corporation, or the sale,     require a greater vote. Focal's
                          lease, or exchange of all or        charter does not provide for a
                          substantially all of Genzyme's      greater vote.
                          property and assets. Genzyme's      Under the DGCL, a surviving corpo-
                          charter provides that a majority    ration need not obtain stockholder
                          in interest of the outstanding      approval for a merger if:
                          shares of each class must approve   - each share of the surviving
                          a merger or consolidation or sale,  corporation's stock outstanding
                          lease or exchange of all or           prior to the merger remains
                          substantially all of Genzyme's        outstanding in identical form
                          assets.                               after the merger;
                          Under the MBCL, unless the          - the merger agreement does not
                          corporation's charter otherwise       amend the charter of the
                          provides for a stockholder vote, a    surviving corporation; and
                          surviving corporation need not      either no shares of common stock
                          obtain stockholder approval for a   of the surviving corporation are
                          merger if:                          to be issued or delivered in the
                          - any shares of the surviving       merger or, if common stock will be
                          corporation to be issued or         issued or delivered, it will not
                            delivered in the merger will not  increase the number of shares of increase the number of shares of  common stock outstanding prior to
                            common stock outstanding before   the merger by more than 20%.
                            the merger by more than 15%; and
                          - the merger agreement does not
                            amend the charter of the
                            surviving corporation.
                          Genzyme's charter requires that
                          holders of each series of Genzyme
                          common stock, with each series
                          voting separately, approve any
                          merger or business combination
                          resulting in:
                          - stockholders of all series
                          together no longer owning,
                            directly or indirectly, at least
                            50% of the voting power of the
                            surviving corporation; and
                          - stockholders of all series not
                          receiving the same form of
                            consideration, distributed among
                            stockholders in proportion to
                            the market capitalization of
                            each series of Genzyme common
                            stock on the date of the first
                            public announcement of the
                            merger or business combination.

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

                            RIGHTS OF GENZYME STOCKHOLDERS       RIGHTS OF FOCAL STOCKHOLDERS
                          ----------------------------------  ----------------------------------
APPRAISAL OR              Under MBCL, a properly dissenting   Under the DGCL, the right of dis-
DISSENTERS' RIGHTS        stockholder is entitled to receive  senting stockholders to obtain the
                          the appraised value of his shares   fair value for their shares is
                          when the corporation votes to:      available in connection with some
                          - sell, lease, or exchange all or   mergers or consolidations. Unless
                          substantially all of its property   otherwise provided in the
                            and assets;                       corporate charter, appraisal
                          - adopt an amendment to its         rights are not available to
                          charter that adversely affects the  stockholders when the corporation
                            rights of the stockholder; or     will be the surviving corporation
                          - merge or consolidate with         in a merger and no vote of its
                          another corporation.                stockholders is required to
                          No appraisal rights are available,  approve the merger. In addition,
                          however, to stockholders of a       no appraisal rights are available
                          corporation surviving the merger,   to holders of shares of any class
                          if the merger does not require the  of stock which is either:
                          approval of these stockholders.     - listed on a national securities
                          In order to exercise their            exchange or designated as a
                          appraisal rights, stockholders        national market system security
                          must not vote in favor of the         on an interdealer quotation
                          corporate action triggering the       system by the NASD;
                          appraisal right. Also, they must    - held of record by more than
                          send the corporation a written      2,000 stockholders; or
                          objection to the corporate action   - unless those stockholders are
                          stating their intention to demand     required by the terms of the
                          payment for their shares. If          merger to accept anything other
                          stockholders follow the appraisal     than (1) shares of stock of the
                          procedures set out under              surviving corporation, (2)
                          Massachusetts law, the "fair          shares of stock of another
                          value" of their stock will be         corporation which, on the
                          determined as of the day before       effective date of the merger or
                          effectiveness of the corporate        consolidation, are of the kind
                          action. The appraisal rights          described above, (3) cash
                          provisions are the only remedy for    instead of fractional shares of
                          stockholders who object to the        stock, or (4) any combination of
                          corporate action, unless the          the consideration set forth in
                          corporate action is determined to     (1) through (3).
                          have been illegal, fraudulent or
                          in breach of the board's fiduciary
                          duties.

                                 LEGAL MATTERS

    The validity of the Biosurgery Stock to be issued in the merger will be passed upon for Genzyme by Palmer & Dodge LLP, Boston, Massachusetts.

                                    EXPERTS

    The financial statements of Genzyme Corporation, Genzyme General, Genzyme Biosurgery and Genzyme Molecular Oncology incorporated in this proxy statement/prospectus by reference to Genzyme's annual report on Form 10-K for the year ended December 31, 2000, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Focal, Inc. appearing in Focal's annual report on Form 10-K for the year ended December 31, 2000, as amended, incorporated by reference in this proxy statement/ prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference elsewhere herein. The financial statements referred to above are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of GelTex Pharmaceuticals, Inc. appearing in GelTex's annual report on Form 10-K for the year ended
December 31, 1999, as amended, incorporated by reference in this proxy statement/prospectus have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated by reference elsewhere herein which, as to the years 1999 and 1998, are based in part on the reports of PricewaterhouseCoopers LLP, independent auditors. The financial statements referred to above are incorporated herein by reference in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

    The financial statements of RenaGel-Registered Trademark- LLC as of December 31, 1999 and 1998 and for each of the two years in the period ended December 31, 1999 incorporated by reference in this proxy statement/ prospectus by reference to GelTex's annual report on Form 10-K for the year ended
December 31, 1999, and have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Biomatrix, Inc. incorporated in this proxy statement/ prospectus by reference to its annual report on Form 10-K for the year ended December 31, 1999, as amended, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The financial statements of Wyntek Diagnostics, Inc. as of December 31, 2000 and 1999 and for each of the two years in the period ended December 31, 2000 incorporated by reference in this proxy statement/ prospectus by reference to Genzyme's current report on Form 8-K filed with the SEC on May 18, 2001 have been so incorporated in reliance on the report of McKay, Carne, Buniva & Lazarus, LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                       FUTURE FOCAL STOCKHOLDER PROPOSALS

    Focal expects to hold its 2001 annual meeting of stockholders only if the merger is not completed. Focal's by-laws require that stockholders provide Focal with advance notice of director nominations and of other business which stockholders wish to present for action at an annual meeting of stockholders. In the event that the 2001 annual meeting is scheduled to occur, Focal must receive the stockholder notice at a reasonable time before the solicitation is made in order to be considered timely.

                                 OTHER MATTERS

    Focal does not presently intend to bring before its special meeting any matters other than those specified in the notice accompanying this proxy statement/prospectus, and neither Genzyme nor Focal has any knowledge of any other matters which may be brought up by other persons. However, if any other matters come before the Focal special meeting or any adjournments or postponements of that meeting, the persons named in the enclosed form of the Focal proxy, including any substitutes, will use their best judgment to vote the proxies.

                      WHERE YOU CAN FIND MORE INFORMATION

    Genzyme and Focal file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information that Genzyme and Focal file with the SEC at the SEC's public reference room, which is located at Headquarters Office, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549.

    Please call the SEC at 1-800-SEC-0330 or (202) 942-8090 for further information on its public reference room. These SEC filings are also available to the public from commercial document retrieval services and at the Internet world wide web site maintained by the SEC at "http://www.sec.gov." Reports, proxy statements and other information concerning Genzyme and Focal may also be inspected at the offices of The Nasdaq Stock Market, which is located at 1735 K Street, N.W., Washington, D.C. 20006.

    Genzyme filed a registration statement on Form S-4 to register with the SEC the Biosurgery Stock to be issued to Focal stockholders in the merger. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus in addition to being a proxy statement of Focal. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in Genzyme's registration statement or the exhibits to the registration statement.

              DOCUMENTS INCORPORATED BY REFERENCE INTO THIS PROXY
                              STATEMENT/PROSPECTUS

    The SEC allows Genzyme and Focal to "incorporate by reference" information into this proxy statement/prospectus, which means that the companies can disclose important information to you by referring you to other documents filed separately with the SEC. The information incorporated by reference is considered part of this proxy statement/prospectus, except for any information superseded by information contained directly in this proxy statement/prospectus or in later-filed documents incorporated by reference in this proxy statement/prospectus.

    This proxy statement/prospectus incorporates by reference Focal's annual report on Form 10-K for the fiscal year ended December 31, 2000, as amended, and its quarterly report on Form 10-Q for the quarter ended March 31, 2001, which are delivered with this proxy statement/prospectus, and the other documents set forth below that Genzyme, Focal, GelTex and Biomatrix have previously filed with the SEC. These documents contain important business and financial information about Genzyme, Focal, GelTex and Biomatrix that is not included in or delivered with this proxy statement/prospectus.

GENZYME FILINGS (FILE NO. 0-14680)                          PERIOD AND/OR DATE FILED
----------------------------------                          ------------------------
Annual Report on Form 10-K                                  Fiscal year ended December 31, 2000 filed on
                                                            April 2, 2001

Quarterly Report on Form 10-Q                               Fiscal quarter ended March 31, 2001 filed on
                                                            May 15, 2001

GENZYME FILINGS (FILE NO. 0-14680)                          PERIOD AND/OR DATE FILED
----------------------------------                          ------------------------
Current Reports on Form 8-K                                 Filed on January 2, 2001, March 9, 2001,
                                                            April 26, 2001 and May 11, 2001

Current Report on Form 8-K that contains the                Filed on December 15, 2000 and amended on
financial statements of GelTex Pharmaceuticals, Inc.        February 27, 2001 and May 3, 2001.
and the pro forma financial information

Current Report on Form 8-K that contains the                Filed on January 2, 2001 and amended on
financial statements of Biomatrix, Inc. and the pro         March 2, 2001 and May 3, 2001.
forma financial information

Current Report on Form 8-K that contains the                Filed on May 18, 2001
financial statements of Wyntek Diagnostics, Inc.

Proxy Statement on Schedule 14A                             Filed on April 24, 2001

The description of Genzyme General Stock, Biosurgery        Filed on December 19, 2000
Stock and Genzyme Molecular Oncology Stock contained
in Genzyme's Registration Statement on Form 8-A

The description of Genzyme General Stock purchase           Filed on December 19, 2000
rights, Biosurgery Stock purchase rights and Genzyme
Molecular Oncology Stock purchase rights contained in
Genzyme's Registration Statement on Form 8-A

FOCAL FILINGS (FILE NO. 000-23247)                          PERIOD AND/OR DATE FILED
----------------------------------                          ------------------------
Annual Report on Form 10-K, as amended                      Fiscal year ended December 31, 2000 filed on
                                                            April 2, 2001, amended on April 30, 2001

Quarterly Report on Form 10-Q                               Fiscal quarter ended March 31, 2001 filed on
                                                            May 9, 2001

Current Report on Form 8-K                                  Filed on April 27, 2001

The description of Focal Stock contained in Focal's         Filed on October 21, 1997 and amended on
Registration Statement on Form 8-A                          May 1, 2001

    Genzyme and Focal also incorporate by reference additional documents that may be filed with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the Focal special meeting including any adjournments or postponements. These include periodic reports, such as annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, as well as proxy statements.

    Genzyme has supplied all information contained or incorporated by reference in this proxy statement/prospectus relating to Genzyme, and Focal has supplied all information relating to Focal.

    If you are a Genzyme or Focal stockholder, the companies may have previously sent you some of the documents incorporated by reference, but you can obtain any of them through the companies, the SEC or the SEC's Internet web site as described above. Documents incorporated by reference are available from the companies without charge, excluding all exhibits, except that if the companies have specifically incorporated by reference an exhibit in this proxy statement/prospectus, the exhibit will also be provided without charge. You may obtain documents incorporated by reference in this proxy statement/prospectus by requesting them in writing or by telephone from the appropriate company at the following addresses:

             Genzyme Corporation                                Focal, Inc.
            Shareholder Relations                         Chief Financial Officer
             One Kendall Square                               4 Maguire Road
       Cambridge, Massachusetts 02139                 Lexington, Massachusetts 02421
               (617) 252-7526                                 (781) 280-7800

    You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus. Genzyme and Focal have not authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. This proxy statement/ prospectus is dated 2001. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. Neither the mailing of this proxy statement/prospectus to stockholders nor the issuance of Biosurgery Stock in the merger creates any implication to the contrary.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                     AMONG
                    GENZYME CORPORATION, SAMMY MERGER CORP.
                                AND FOCAL, INC.

                          ----------------------------
                           Dated as of April 25, 2001
                          ----------------------------

SECTION 1 -- THE MERGER.....................................     A-1

    1.1  The Merger.........................................     A-1
    1.2  Effective Time.....................................     A-1
    1.3  Effects of the Merger..............................     A-1
    1.4  Certificate of Incorporation and By-Laws...........     A-1
    1.5  Directors and Officers.............................     A-1
    1.6  Conversion of Common Stock.........................     A-2
    1.7  Company Options, Warrants and Purchase Rights......     A-3
    1.8  Closing of the Company Transfer Books..............     A-4
    1.9  Exchange of Certificates...........................     A-4
    1.10 No Liability.......................................     A-4
    1.11 Lost Certificates..................................     A-5
    1.12 Withholding Rights.................................     A-5
    1.13 Distributions with Respect to Unexchanged Shares...     A-5
    1.14 Further Assurances.................................     A-5
    1.15 Purchase of Common Stock...........................     A-5

SECTION 2 -- REPRESENTATIONS AND WARRANTIES OF COMPANY......     A-5

    2.1  Organization and Qualification.....................     A-5
    2.2  Authority to Execute and Perform Agreements........     A-6
    2.3  Capitalization and Title to Shares.................     A-6
    2.4  Company Subsidiaries and Company Joint Ventures....     A-7
    2.5  SEC Reports........................................     A-7
    2.6  Financial Statements...............................     A-8
    2.7  Absence of Undisclosed Liabilities.................     A-8
    2.8  Absence of Adverse Changes.........................     A-8
    2.9  Compliance with Laws...............................     A-8
    2.10 Actions and Proceedings............................     A-9
    2.11 Contracts and Other Agreements.....................     A-9
    2.12 Intellectual Property..............................    A-10
    2.13 Insurance..........................................    A-11
    2.14 Commercial Relationships...........................    A-11
    2.15 Tax Matters........................................    A-11
    2.16 Employee Benefit Plans.............................    A-12
    2.17 Employee Relations.................................    A-14
    2.18 Environmental Matters..............................    A-15
    2.19 No Breach..........................................    A-16
    2.20 Board Approvals....................................    A-17
    2.21 Financial Advisor..................................    A-17
    2.22 Proxy Statement and Registration Statement.........    A-17

SECTION 3 -- REPRESENTATIONS AND WARRANTIES OF PARENT.......    A-18

    3.1  Organization and Qualification.....................    A-18
    3.2  Authority to Execute and Perform Agreement.........    A-18
    3.3  Capitalization.....................................    A-18
    3.4  SEC Reports........................................    A-19
    3.5  Financial Statements...............................    A-19
    3.6  Actions and Proceedings............................    A-19

    3.7  Intellectual Property..............................    A-20
    3.8  No Breach..........................................    A-20
    3.9  Proxy Statement and Registration Statement.........    A-20
    3.10 Interim Operations of Merger Sub...................    A-20
    3.11 Absence of Undisclosed Liabilities and Adverse
     Changes................................................    A-20

SECTION 4 -- COVENANTS AND AGREEMENTS.......................    A-21

    4.1  Conduct of Business................................    A-21
    4.2  Corporate Examinations and Investigations..........    A-23
    4.3  Expenses...........................................    A-23
    4.4  Authorization from Others..........................    A-23
    4.5  Further Assurances.................................    A-23
    4.6  Preparation of Disclosure Documents................    A-24
    4.7  Public Announcements...............................    A-24
    4.8  Affiliate Letters..................................    A-25
    4.9  Nasdaq Listings....................................    A-25
    4.10 No Solicitation....................................    A-25
    4.11 Notification of Certain Matters....................    A-26
    4.12 Registration of Certain Shares.....................    A-26
    4.13 Company 401(k) Plan................................    A-26
    4.14 Directors and Officers Insurance Policy............    A-26
    4.15 Employee Benefit Matters...........................    A-27
    4.16 Voting of Common Stock.............................    A-27
    4.17 Proxy Solicitor....................................    A-27

SECTION 5 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS OF EACH
             PARTY TO CONSUMMATE THE MERGER.................    A-27

    5.1  Stockholder Approval...............................    A-27
    5.2  Registration Statement.............................    A-28
    5.3  Absence of Order...................................    A-28
    5.4  Regulatory Approvals...............................    A-28

SECTION 6 -- CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
             PARENT AND MERGER SUB TO CONSUMMATE THE
             MERGER.........................................    A-28

    6.1  Representations, Warranties and Covenants..........    A-28
    6.2  Corporate Certificates.............................    A-28
    6.3  Secretary's Certificate............................    A-28
    6.4  Consents...........................................    A-28
    6.5  Appraisal Rights...................................    A-28

SECTION 7 -- CONDITIONS PRECEDENT TO THE OBLIGATION OF
             COMPANY TO CONSUMMATE THE MERGER...............    A-29

    7.1  Representations, Warranties and Covenants..........    A-29
    7.2  Corporate Certificate..............................    A-29
    7.3  Clerk's Certificate................................    A-29

SECTION 8 -- TERMINATION, AMENDMENT AND WAIVER..............    A-29

    8.1  Termination........................................    A-29
    8.2  Effect of Termination..............................    A-31
    8.3  Termination Fee and Expense Reimbursement..........    A-31
    8.4  Amendment..........................................    A-31
    8.5  Waiver.............................................    A-31

SECTION 9 -- MISCELLANEOUS..................................    A-32

    9.1  No Survival........................................    A-32
    9.2  Notices............................................    A-32
    9.3  Entire Agreement...................................    A-32
    9.4  Governing Law......................................    A-33
    9.5  Binding Effect; No Assignment; No Third-Party
     Beneficiaries..........................................    A-33
    9.6  Section Headings, Construction.....................    A-33
    9.7  Counterparts.......................................    A-33
    9.8  Severability.......................................    A-33
    9.9  Submission to Jurisdiction; Waiver.................    A-33
    9.10 Enforcement........................................    A-33
    9.11 Rules of Construction..............................    A-34
    9.12 Waiver of Jury Trial...............................    A-34

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER (this "Agreement") dated as of April 25, 2001 is among Genzyme Corporation ("Parent"), a Massachusetts corporation, Sammy Merger Corp. ("Merger Sub"), a Delaware corporation, and Focal, Inc. (the "Company"), a Delaware corporation. The parties wish to effect a business combination through a merger (the "Merger") of Merger Sub with and into the Company on the terms and conditions set forth herein.

                                R E C I T A L S

    As a condition to, and concurrently with, the execution of this Agreement, certain Company stockholders have executed and delivered to Parent stockholder voting agreements (the "Voting Agreements").

    In consideration of the mutual representations, warranties and covenants contained herein, the parties hereto agree as follows:

                             SECTION 1--THE MERGER

    1.1 THE MERGER. Upon the terms and subject to the conditions hereof, and in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Merger Sub shall be merged with and into the Company. The Merger shall occur at the Effective Time (as defined herein). Following the Merger, the Company shall continue as the surviving corporation (sometimes referred herein as the "Surviving Corporation") and the separate corporate existence of Merger Sub shall cease. The name of the Surviving Corporation shall be "Focal, Inc."

    1.2 EFFECTIVE TIME. As soon as practicable after satisfaction or waiver of all conditions to the Merger, the parties shall cause a certificate of merger (the "Certificate of Merger") with respect to the Merger to be filed and recorded in accordance with the DGCL, and shall take all such further actions as may be required by law to make the Merger effective. The Merger shall be effective at such time as the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware in accordance with the DGCL, or at such later time on the day of such filing as is specified in the Certificate of Merger (the "Effective Time"). Immediately prior to the filing of the Certificate of Merger, a closing (the "Closing") will be held at the offices of Palmer & Dodge LLP, One Beacon Street, Boston, Massachusetts (or such other place as the parties may agree) for the purpose of confirming the foregoing. The date on which the Closing occurs is referred to herein as the "Closing Date," and, unless the parties otherwise agree, shall be no later than the fifth business day after the satisfaction or waiver of the conditions set forth in Sections 5, 6 and 7 (other than delivery of items to be delivered at the Closing).

    1.3 EFFECTS OF THE MERGER. The Merger shall have the effects set forth in Sections 259, 260 and 261 of the DGCL.

    1.4 CERTIFICATE OF INCORPORATION AND BY-LAWS. The Certificate of Incorporation and By-Laws of Merger Sub, in each case as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation until thereafter changed as provided therein or by applicable law.

    1.5  DIRECTORS AND OFFICERS.

        (a) The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, in each case, until the earlier of his or her resignation or removal or otherwise ceasing to be a director or officer, as the case may be, or until his or her respective successor is duly elected and qualified.

        (b) Each current director of the Company shall submit his or her resignation at the Closing to be effective at the Effective Time.

    1.6  CONVERSION OF COMMON STOCK

        (a) MERGER CONSIDERATION. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or the Company:

           (i) Subject to payment of cash in lieu of fractional shares as provided below, each share of Company Common Stock outstanding immediately prior to the Effective Time, other than shares held by the Company as treasury stock and shares held by Parent, Merger Sub, or any other wholly-owned subsidiary of Parent (including those shares purchased by Parent pursuant to Section 1.15), shall be cancelled and extinguished and automatically converted into and become the right to receive a fraction of a share of Parent Common Stock equal to the Exchange Ratio. The Exchange Ratio shall equal 0.1545.

           "Company Common Stock" shall mean the common stock, $0.01 par value per share, of the Company, together with an associated purchase right (the "Right") under the Company Rights Plan (as defined in Section 2.20(c)).

           "Parent Common Stock" shall mean Genzyme Biosurgery Division Common Stock, $0.01 par value per share, together with an associated Genzyme Biosurgery Division Common Stock Purchase Right under Genzyme's Second Amended and Restated Renewed Rights Agreement (the "Genzyme's Rights Plan").

           (ii) If prior to the Effective Time there is a change in the number of issued and outstanding shares of Parent Common Stock as the result of reclassification, subdivision, recapitalization, stock split (including reverse stock split) or stock dividend, the Exchange Ratio shall be equitably adjusted to give effect to such event.

           (iii) The shares of Parent Common Stock issuable pursuant to this
       Section 1.6, together with cash payments in lieu of fractional shares pursuant to Section 1.6(b), are referred to collectively as the "Merger Consideration."

        (b) NO FRACTIONAL SHARES. No fractional shares of Parent Common Stock shall be issued pursuant to this Agreement. In lieu of fractional shares, each stockholder who would otherwise have been entitled to a fraction of a share of Parent Common Stock hereunder (after aggregating all fractional shares to be received by such stockholder), shall receive, without interest, an amount in cash (rounded to the nearest whole cent) determined by multiplying such fraction by the average of the high and low per share trading prices of Parent Common Stock as reported by the Nasdaq National Market on the trading day on which the Effective Time occurs.

        (c) CANCELLED STOCK. All shares of Company Common Stock held at the Effective Time by the Company as treasury stock or by Parent, Merger Sub or another wholly-owned subsidiary of Parent shall be cancelled and extinguished and no payment shall be made with respect thereto.

        (d) MERGER SUB STOCK. Each issued and outstanding share of the common stock of Merger Sub shall be converted into and become one share of the common stock of the Surviving Corporation.

        (e) APPRAISAL RIGHTS. Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL but only to the extent required thereby, shares of Company Common Stock which are issued and outstanding immediately prior to the Effective Time and which are held by holders who have properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL will not be converted into the right to receive the Merger Consideration, and holders of such shares will be entitled to receive payment of the appraised value of such shares in accordance with the provisions of such Section 262 unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL. If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, such shares will thereupon be treated as if they had been converted into, at the Effective Time, the right to receive the Merger Consideration, without any interest thereon.

    1.7  COMPANY OPTIONS, WARRANTS AND PURCHASE RIGHTS

        (a) At the Effective Time, each outstanding option to purchase shares of Company Common Stock (the "Company Options") under the Company's 1992 Incentive Stock Plan, the Company's 1999 Stock Incentive Plan and the Company's 1997 Director Option Plan (the "Company Stock Option Plans"), whether or not then exercisable, shall be assumed by Parent. Each Company Option so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the applicable Company Stock Option Plan immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that, unless otherwise provided by their respective terms as described in SECTION 1.7(A) of the Company Disclosure Schedule (as defined in Section 2), (i) each Company Option shall be exercisable (or shall become exercisable in accordance with its terms) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Option shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. After the Effective Time, Parent shall issue to each holder of an outstanding Company Option a notice describing the foregoing assumption of such Company Options by Parent. The adjustments provided herein with respect to any Company Options that are "incentive stock options" as defined in Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") shall be and are intended to be effected in a manner which is consistent with Section 424(a) of the Code so as to preserve the benefits of such "incentive stock options."

        (b) At the Effective Time, each outstanding warrant to purchase shares of Company Common Stock (the "Company Warrants"), whether or not then exercisable, shall be assumed by Parent. Each Company Warrant so assumed by Parent under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in the applicable warrant immediately prior to the Effective Time (including, without limitation, any repurchase rights), except that, unless otherwise provided by their respective terms as described in SECTION 1.7(B) of the Company Disclosure Schedule, (i) each Company Warrant shall be exercisable (or shall become exercisable in accordance with its terms) for that number of shares of Parent Common Stock equal to the product of the number of shares of Company Common Stock that were issuable upon exercise of such Company Warrant immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded to the nearest whole number of shares of Parent Common Stock, and (ii) the per share exercise price for the shares of Parent Common Stock issuable upon exercise of such assumed Company Warrant shall be equal to the quotient determined by dividing the exercise price per share of Company Common Stock at which such Company Option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded to the nearest whole cent. After the Effective Time, Parent shall issue to each holder of an outstanding Company Warrant a notice describing the foregoing assumption of such Company Warrants by Parent.

        (c) The Company shall amend its 1997 Employee Stock Purchase Plan (the "Company Purchase Plan") so that as of the Effective Time (i) the Company Purchase Plan is terminated and (ii) there are no outstanding rights of participants under the Company Purchase Plan. Prior to the

    Effective Time, the Company shall take all actions (including, if appropriate, amending the terms of the Company Purchase Plan) that are necessary to give effect to this Section 1.7(c).

    1.8 CLOSING OF THE COMPANY TRANSFER BOOKS. At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of shares of Company Common Stock shall thereafter be made. On or after the Effective Time, any certificates representing shares of Company Common Stock ("Certificates") presented to the Exchange Agent or Parent for any reason shall be converted into the right to receive the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 1.13.

    1.9  EXCHANGE OF CERTIFICATES.

        (a) Parent shall authorize American Stock Transfer & Trust Company to act as Exchange Agent hereunder (the "Exchange Agent"). Promptly after the Effective Time, Parent shall cause the Exchange Agent to mail to former record holders of shares of Company Common Stock, instructions for surrendering their Certificates in exchange for the Merger Consideration.

        (b) Immediately after the Effective Time, Parent shall deliver to the Exchange Agent sufficient shares of Parent Common Stock to satisfy the Merger Consideration. After the Effective Time, upon receipt of Certificates for cancellation, together with a properly completed letter of transmittal (which shall specify that delivery shall be effected, and risk of loss of, and title to, the Certificates shall pass, only upon delivery of the Certificates to the Exchange Agent) and other requested documents and in accordance with the instructions thereon, the holder of such Certificates shall be entitled to receive in exchange therefor (i) a certificate representing that number of whole shares of Parent Common Stock into which the shares of Company Common Stock theretofore represented by the Certificates so surrendered shall have been converted pursuant to Section 1.6(a) and (ii) a check in the amount of any cash due pursuant to Section 1.6(b). No interest shall be paid or shall accrue on any such amounts.

        (c) Until surrendered in accordance with the provisions of this Section 1.9, each Certificate shall represent for all purposes only the right to receive Merger Consideration and, if applicable, amounts under Section 1.13. Shares of Parent Common Stock into which shares of Company Common Stock shall be converted in the Merger at the Effective Time shall be deemed to have been issued at the Effective Time. If any certificates representing shares of Parent Common Stock are to be issued in a name other than that in which the Certificate surrendered is registered, it shall be a condition of such exchange that the person requesting such exchange deliver to the Exchange Agent all documents necessary to evidence and effect such transfer and pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of a certificate representing shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Beginning the date which is six months following the Effective Time, Parent shall act as the Exchange Agent and thereafter any holder of an unsurrendered Certificate shall look solely to Parent for any amounts to which such holder may be due, subject to applicable law. Notwithstanding any other provisions of this Agreement, any portion of the Merger Consideration remaining unclaimed immediately prior to such time as such amounts would otherwise escheat to, or become property of, any governmental entity shall, to the extent permitted by law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.

    1.10 NO LIABILITY. None of Parent, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares (or dividends or distributions with respect thereto) or cash payments delivered to a public official pursuant to any applicable escheat, abandoned property or similar law.

    1.11 LOST CERTIFICATES. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate, applicable certificates representing shares of Parent Common Stock, cash in lieu of fractional shares and any amounts due pursuant to
Section 1.13.

    1.12 WITHHOLDING RIGHTS. Parent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made.

    1.13 DISTRIBUTIONS WITH RESPECT TO UNEXCHANGED SHARES. No dividend or other distribution declared with respect to Parent Common Stock with a record date after the date during which the Effective Time occurs shall be paid to holders of unsurrendered Certificates until such holders surrender such Certificates. Upon the surrender of such Certificates in accordance with Section 1.9, there shall be paid to such holders, promptly after such surrender, the amount of dividends or other distributions, without interest, declared with a record date after the date during which the Effective Time occurs and not paid because of the failure to surrender such Certificates for exchange.

    1.14 FURTHER ASSURANCES. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

    1.15 PURCHASE OF COMMON STOCK. Pursuant to that certain stock purchase agreement dated as of the date hereof, Arthur J. Coury (the "Selling Stockholder") has agreed to sell to Parent immediately prior to the Effective Time and Parent has agreed to Purchase from the Selling Stockholder, 10,000 shares of Company Common Stock for an aggregate amount in cash (rounded to the nearest whole cent) determined by multiplying 10,000 by the average of the high and low per share trading prices of Company Common Stock as reported by the Nasdaq National Market on the trading day on which the Effective Time occurs.

              SECTION 2--REPRESENTATIONS AND WARRANTIES OF COMPANY

    Except as set forth on the disclosure schedule delivered by the Company to Parent on the date hereof (the "Company Disclosure Schedule"), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, the Company hereby makes the following representations and warranties to Parent and Merger Sub:

    2.1  ORGANIZATION AND QUALIFICATION.

        (a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has corporate power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted. The Company is qualified or otherwise authorized to transact business as a foreign corporation in all jurisdictions in which such qualification or authorization is required by law, except for jurisdictions in which the failure to be so qualified or authorized could not reasonably be expected to have a material adverse effect on the assets, properties, business, results of operations or financial condition of the Company (a "Company Material Adverse Effect").

        (b) The Company has previously provided to Parent true and complete copies of the charter and bylaws of the Company as presently in effect, and the Company is not in default in the performance, observation or fulfillment of any provision of its charter or by-laws.

    2.2 AUTHORITY TO EXECUTE AND PERFORM AGREEMENTS. The Company has the corporate power and authority to enter into, execute and deliver this Agreement and, subject, in the case of consummation of the Merger, to the adoption of this Agreement by the holders of Company Common Stock, to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by the Board of Directors of the Company. No other action on the part of the Company is necessary to consummate the transactions contemplated hereby (other than adoption of this Agreement by the holders of Company Common Stock). This Agreement has been duly executed and delivered by the Company and constitutes a valid and binding obligation of the Company, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors generally and general principles of equity.

    2.3  CAPITALIZATION AND TITLE TO SHARES

        (a) The Company is authorized to issue 50,000,000 shares of Company Common Stock, of which 17,364,401 shares were issued and outstanding as of March 31, 2001. All of the issued and outstanding shares of Company Common Stock are duly authorized, validly issued, fully paid, nonassessable and free of pre-emptive rights.

        (b) The Company has reserved an aggregate of 4,275,000 shares of Company Common Stock for issuance under all of the Company Stock Option Plans. Company Options to purchase 2,048,695 shares of Company Common Stock were outstanding as of March 31, 2001. SECTION 2.3 of the Company Disclosure
    Schedule includes a true and complete list of all Company Options with vesting schedules and exercise prices. True and complete copies of all instruments (or the forms of such instruments) referred to in this section have been furnished previously to Parent. Except as indicated in SECTION 2.3 of the Company Disclosure Schedule, the Company is not obligated to accelerate the vesting of any Company Options as a result of the Merger.

        (c) Company Warrants to purchase 43,782 shares of Company Common Stock were outstanding as of March 31, 2001. SECTION 2.3 of the Company Disclosure
    Schedule includes a true and complete list of all outstanding warrants with vesting schedules and exercise prices. True and complete copies of all instruments (or the forms of such instruments) referred to in this section have been furnished previously to Parent.

        (d) The Company has reserved 200,000 shares of Company Common Stock for future issuance under the Company Purchase Plan through December 31, 2001.

        (e) The Company is authorized to issue 5,000,000 shares of preferred stock ("Company Preferred Stock"), none of which are issued and outstanding.

        (f) Except for (i) shares indicated as issued and outstanding on March 31, 2001 in Section 2.3(a), and (ii) shares issued after March 31, 2001, upon (A) the exercise of outstanding Company Options listed in SECTION 2.3 of the Company Disclosure Schedule or granted in compliance with the terms of this Agreement, (B) the exercise of outstanding Company Warrants listed in SECTION 2.3 of the Company Disclosure Schedule, or (C) the exercise of purchase rights in accordance with the Company Purchase Plan and in an amount not in excess of the number indicated as reserved for such purpose in Section 2.3(d), there are not as of the date hereof, and at the Effective Time there will not be, any shares of Company Common Stock issued and outstanding.

        (g) The Company's authorized capital stock consists solely of the Company Common Stock described in Section 2.3(a) and the Company Preferred Stock described in Section 2.3(e). There are not as of the date hereof, and at the Effective Time there will not be, authorized or outstanding any subscriptions, options, conversion or exchange rights, warrants, repurchase or redemption agreements, or other agreements, claims or commitments of any nature whatsoever obligating the Company to issue, transfer, deliver or sell, or cause to be issued, transferred, delivered, sold, repurchased or redeemed, additional shares of the capital stock or other securities of the Company or obligating the Company to grant, extend or enter into any such agreement, other than Company Options listed in SECTION 2.3 of the Company Disclosure Schedule or granted in compliance with the terms of this Agreement, Company Warrants listed in SECTION 2.3 of the Company Disclosure Schedule, rights to purchase shares of Company Common Stock pursuant to the Company Purchase Plan, Stock Purchase Agreement, dated as of October 21, 1999, by and between the Company and Parent (the "Stock Purchase Agreement"), as modified by the Letter Agreement by and between Parent and the Company dated as of the date hereof (the "Letter Agreement") (as so modified, the "Modified Stock Purchase Agreement") and the Rights. To the best knowledge of the Company, except as contemplated hereby, there are no stockholder agreements, voting trusts, proxies or other agreements, instruments or understandings with respect to the voting of the capital stock of the Company.

        (h) The Company does not beneficially own any shares of capital stock of Parent.

        (i) The Company has no outstanding bonds, debentures, notes or other indebtedness which have the right to vote on any matters on which stockholders may vote.

        (j) No Company stockholders have appraisal rights in connection with, or as a result of, the Merger or other matters contemplated hereby.

    2.4  COMPANY SUBSIDIARIES AND COMPANY JOINT VENTURES.

        (a) The Company has no Subsidiaries. The term "Subsidiary" means any corporation, partnership or other organization, whether incorporated or unincorporated, (i) of which the Company or any Subsidiary is a general partner or (ii) at least 50% of the securities or other interests having voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation, partnership or other organization are directly or indirectly owned or controlled by the Company.

        (b) The Company holds no interests in a Joint Venture. The term "Joint Venture" means any corporation or other entity (including partnerships, limited liability companies and other business associations) that is not a Subsidiary and in which the Company owns an equity interest (other than equity interests held for passive investment purposes which are less than 10% of any class of the outstanding voting securities or other equity of any such entity).

    2.5 SEC REPORTS. The Company previously has made available to Parent (i) its Annual Report on Form 10-K for the year ended December 31, 2000 (the "Company 10-K"), as filed with the Securities and Exchange Commission (the "SEC"), (ii) all proxy statements relating to the Company's meetings of stockholders held or to be held after December 31, 2000 and (iii) all other periodic reports filed by the Company with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act") since January 1, 2001 (together with the periodic reports filed by the Company with the SEC under the Exchange Act prior to the Effective Time, the "Company SEC Reports"). As of their respective dates the Company SEC Reports complied, and all Company SEC Reports filed by the Company with the SEC under the Exchange Act between the date of this Agreement and the Closing Date will comply, in all material respects, with applicable SEC requirements and did not, or in the case of Company SEC Reports filed on or after the date hereof will not, when filed contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company (i) has been subject to the requirements of Section 12 of the Exchange Act and has filed all the material required to be filed pursuant to Sections 13, 14, or 15(d) of the Exchange Act, for a period of at least thirty-six calendar months immediately preceding the date hereof; (ii) has filed in a timely manner all reports required to be filed under the Exchange Act during the twelve calendar months and any portion of a month immediately preceding the date hereof, and (iii) will timely file with the SEC all reports required to be filed under the Exchange Act between the date of this Agreement and the Closing Date.

    2.6 FINANCIAL STATEMENTS. The consolidated financial statements contained in the Company 10-K have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except as otherwise indicated therein, and present fairly, in all material respects, the consolidated financial condition and results of operations of the Company as of and for the periods presented therein.

    2.7 ABSENCE OF UNDISCLOSED LIABILITIES. As at December 31, 2000, the Company had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the balance sheet dated December 31, 2000 (or the notes thereto) included in the Company 10-K (the "Company Balance Sheet") that were not adequately reflected or reserved against on the Company Balance Sheet. The Company has no material liabilities of any nature, whether accrued, absolute, contingent or otherwise, other than liabilities (i) adequately reflected or reserved against on the Company Balance Sheet, (ii) included in SECTION 2.7 of the Company Disclosure Schedule or (iii) incurred since December 31, 2000 in the ordinary course of business.

    2.8  ABSENCE OF ADVERSE CHANGES.

        (a) Since December 31, 2000, there has not been any change, event or circumstance that has had, or is reasonably likely to have, a Company Material Adverse Effect.

        (b) There has not been any action taken by the Company during the period from December 31, 2000 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 4.1.

    2.9  COMPLIANCE WITH LAWS.

        (a) The Company has all licenses, permits, franchises, orders, exemptions, clearances or approvals of any federal, state, local or foreign governmental or regulatory body required for the conduct of its business as currently conducted (collectively, "Permits"); such Permits are in full force and effect; and no proceeding is pending or, to the best knowledge of the Company, threatened to revoke or limit any Permit.

        (b) The Company is not in violation of and has no liabilities, whether accrued, absolute, contingent or otherwise, under any federal, state, local or foreign law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body, relating to the operation of clinical testing laboratories, labor and employment practices, health and safety, zoning, except for violations of or liabilities under any of the foregoing which could not, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        (c) The Company's activities related to the manufacture, testing, distribution, holding and/or marketing of each product or product candidate subject to the United States Food and Drug

    Administration's (the "FDA") jurisdiction under the Federal Food, Drug, and Cosmetic Act (the "FDCA") are in compliance in all material respects with all applicable requirements under the FDCA including, but not limited to, those relating to sponsor obligations for products under an investigational device exemption, premarket clearance, good manufacturing practices, labeling, advertising, record keeping, and filing of reports.

        (d) The Company has, prior to the execution of this Agreement, provided to Parent copies of all documents in its possession material to assessing compliance with the FDCA and its implementing regulations, including, but not limited to, copies of (i) all warning letters, notices of adverse findings and similar correspondence received in the last three years, (ii) all audit reports performed during the last three years, and (iii) any document concerning any significant oral or written communication received from the FDA in the last three years.

        (e) Neither the Company nor, to the knowledge of the Company, any director, officer, agent, employee or other person acting on behalf of the Company, has used any corporate or other funds for unlawful contributions, payments, gifts, or entertainment, or made any unlawful expenditures relating to political activity to government officials or others, or established or maintained any unlawful or unrecorded funds in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any other domestic or foreign law.

    2.10 ACTIONS AND PROCEEDINGS. Except as could not reasonably be expected to have a Company Material Adverse Effect, there are no outstanding orders, judgments, injunctions, decrees or similar requirements of any court, arbitrator or governmental or regulatory body against the Company, or any of its assets or properties. Except as set forth in the Company SEC Reports filed prior to the date of this Agreement, there are no actions, suits or claims or legal, administrative or arbitration proceedings pending or, to the best knowledge of the Company, threatened against the Company or any of its securities, assets or properties. To the best knowledge of the Company, except as disclosed in the Company SEC Reports, there is no fact, event or circumstance now in existence that reasonably could be expected to give rise to any action, suit, claim, proceeding or investigation that, individually or in the aggregate, could be reasonably expected to have a Company Material Adverse Effect or materially interfere with the Company's ability to consummate the transactions contemplated hereby.

    2.11  CONTRACTS AND OTHER AGREEMENTS.

        (a) The Company is not a party to and is not bound by and neither it nor its properties are subject to, any contract or other agreement required to be disclosed in a Form 10-K, Form 10-Q or Form 8-K of the SEC which is not disclosed in the Company 10-K. All of such contracts and other agreements and all of the contracts required to be set forth in SECTION 2.11 of the Company Disclosure Schedule are valid, subsisting, in full force and effect, binding upon the Company, and, to the best knowledge of the Company, binding upon the other parties thereto in accordance with their terms, and the Company has paid in full or accrued all amounts now due from it thereunder, and has satisfied in full or provided for all of its liabilities and obligations thereunder which are presently required to be satisfied or provided for and is not in default under any of them, except for defaults which individually or in the aggregate could not reasonably be expected to result in a Company Material Adverse Effect, nor, to the best knowledge of the Company, is any other party to any such contract or other agreement in default thereunder, except for defaults which individually or in the aggregate could not reasonably be expected to result in a Company Material Adverse Effect, nor does any condition exist that with notice or lapse of time or both would constitute a default thereunder, except for defaults which individually or in the aggregate could not reasonably be expected to result in a Company Material Adverse Effect. True and complete copies of all of the contracts and other agreements referred to in this Section 2.11 have been provided previously to Parent.

        (b) SECTION 2.11 of the Company Disclosure Schedule sets forth a list of the following contracts and other agreements to which the Company is a party or by or to it or its assets or properties are bound or subject:

           (i) any agreement (A) involving research, development or the license of Proprietary Rights (as defined in Section 2.12), (B) granting a right of first refusal, or right of first offer or comparable right with respect to Proprietary Rights, (C) providing for the payment or receipt by the Company of milestone payments or royalties, or (D) that individually requires aggregate expenditures by the Company in any one year of more than $100,000;

           (ii) any indenture, trust agreement, loan agreement or note that involves or evidences outstanding indebtedness, obligations or liabilities for borrowed money in excess of $100,000;

           (iii) any agreement of surety, guarantee or indemnification that involves potential obligations in excess of $100,000;

           (iv) any agreement that limits or restricts the Company or any of its affiliates or successors in competing or engaging in any line of business, in any therapeutic area, in any geographic area or with any person;

           (v) any interest rate, equity or other swap or derivative instrument; or

           (vi) any agreement obligating the Company to register securities under the Securities Act of 1933, as amended (the "Securities Act");

        (c) No executive officer or director of the Company has (whether directly or indirectly through another entity in which such person has a material interest, other than as the holder of less than 2% of a class of securities of a publicly traded company) any material interest in any property or assets of the Company (except as a stockholder), any competitor, customer, supplier or agent of the Company or any person that is currently a party to any material contract or agreement with the Company.

        (d) The Company owns no real property.

        (e) The Distribution, License and Supply Agreement dated January 2, 1997, between the Company and Ethicon, Inc. shall terminate effective as of July 5, 2001.

    2.12 INTELLECTUAL PROPERTY. Except as disclosed in SECTION 2.12 of the Company Disclosure Schedule, the Company owns or is licensed to use, or otherwise has the right to use all patents, trademarks, service marks, trade names, trade secrets and copyrights (and, to the Company's knowledge, all other technology and intellectual property), and all registrations of any of the foregoing, or applications therefor, and all grants and licenses or other rights to the Company relating to any of the foregoing that are material to its business as presently conducted or as presently contemplated by the Company to be conducted (collectively, the "Proprietary Rights"). A list of all copyrights, trademarks, servicemarks, tradenames and patents and patent applications owned by or licensed to the Company has been delivered previously to Parent and is included in SECTION 2.12 of the Company Disclosure Schedule. All patents, registered trademarks and registered copyrights set forth on the list referred to above have not been found invalid or unenforceable and are subsisting (that is, not abandoned, expired or cancelled) and are not subject to any taxes, maintenance fees or annuities falling due within 45 days of April 23, 2001. The Company is not aware that the business of the Company infringes upon the proprietary rights of others, nor has the Company received any notice or claim of infringement from any third party. The Company is not aware of any existing or threatened infringement by any third party of, or any competing claim of right to use or own any of, the Proprietary Rights. Except as disclosed in
SECTION 2.12 of the Company Disclosure Schedule, the Company has the unencumbered right to sell its products and services (whether now offered for sale or in clinical trials) free from any royalty or other obligations to third parties. To the Company's knowledge, none of the activities of the employees of the Company on behalf of the Company violates any agreement or arrangement which any such employees have with former employers. The policies and procedures of the Company designed to establish and protect the Proprietary Rights are described in SECTION 2.12 of the Company Disclosure Schedule. All employees and consultants of the Company who contributed to the discovery or development of any of the Proprietary Rights owned by the Company did so either (a) within the scope of his or her employment or consultancy such that, in accordance with applicable law, all Proprietary Rights arising therefrom became the exclusive property of the Company or (b) pursuant to written agreements assigning all Proprietary Rights arising therefrom to the Company.

    2.13 INSURANCE. All policies or binders of fire, liability, product liability, workmen's compensation, vehicular, directors' and officers' and other material insurance held by or on behalf of the Company are in full force and effect, are reasonably believed to be adequate for the businesses engaged in by the Company and are in material conformity with the requirements of all leases or other agreements to which the Company is a party and, to the best knowledge of the Company, are valid and enforceable in accordance with their terms. The Company is not in material default with respect to any provision contained in such policy or binder nor has the Company failed to give any notice or present any claim under any such policy or binder in due and timely fashion. There are no material outstanding unpaid claims under any such policy or binder. The Company has not has received notice of cancellation or non-renewal of any such policy or binder. SECTION 2.13 of the Company Disclosure Schedule sets forth a true and complete list of all policies or binders of fire, liability, product liability and directors and officers' insurance held by or on behalf of the Company.

    2.14 COMMERCIAL RELATIONSHIPS. The Company's relationships with its material suppliers, collaborators, licensors and licensees are generally good commercial working relationships. No such entity has canceled or otherwise terminated its relationship with the Company or has during the last twelve months, materially altered its relationship with the Company. The Company does not know of any plan or intention of any such entity, and has not received any written threat or notice from any such entity, to terminate, cancel or otherwise materially modify its relationship with the Company.

    2.15  TAX MATTERS.

        (a) For purposes of this Agreement, the term "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means all United States federal, state, and local, and all foreign, income, profits, franchise, gross receipts, payroll, transfer, sales, employment, use, property, excise, value added, ad valorem, estimated, stamp, alternative or add-on minimum, recapture, environmental, withholding and any other taxes, charges, duties, impositions or assessments in the nature of taxes, together with all interest, penalties, and additions imposed on or with respect to such amounts, including any liability for taxes of a predecessor entity. "Tax Return" means any return, declaration, report, claim for refund, or information return or statement filed or required to be filed with any taxing authority in connection with the determination, assessment, collection or imposition of any Taxes.

        (b) All Tax Returns required to be filed on or before the date hereof by or with respect to the Company have been filed within the time and in the manner prescribed by law. All such Tax Returns are true, correct and complete in all material respects, and all Taxes owed by the Company for taxable periods covered by such Tax Returns, whether or not shown on any Tax Return, have been paid. The Company files Tax Returns in all jurisdictions where it is required to so file, and no claim has ever been made by any taxing authority in any other jurisdiction that the Company is or may be subject to taxation by that jurisdiction.

        (c) There are no liens or other encumbrances with respect to Taxes upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable.

        (d) No audit is currently pending with respect to any Tax Return of the Company, nor is the Company aware of any information which suggests that an audit by any tax authority may be forthcoming. No deficiency for any Taxes has been proposed in writing against the Company, which deficiency has not been paid in full. No issue relating to any Taxes has been resolved in favor of any taxing authority in any audit or examination which, by application of the same principles, could reasonably be expected to result in a deficiency for Taxes of the Company for any subsequent period.

        (e) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company for any taxable period, no power of attorney granted by or with respect to the Company relating to Taxes is currently in force, and no extension of time for filing any Tax Return required to be filed by or on behalf of the Company is in force. The Company has delivered to Parent complete and correct copies of all income Tax Returns, audit reports and statements of deficiencies for each of the last three taxable years filed by or issued to or with respect to the Company.

        (f) With respect to any period for which Tax Returns have not yet been filed, or for which Taxes are not yet due or owing, the Company has, in accordance with generally accepted accounting principles, made due and sufficient accruals for such Taxes in the Company's books and records.

        (g) No consent to the application of Section 341(f)(2) of the Code (or any predecessor provision) has been made or filed by or with respect to the Company or any of its assets or properties.

        (h) The Company has not been and is not currently in violation (or, with or without notice or lapse of time or both, would be in violation) of any applicable law or regulation relating to the payment or withholding of Taxes, and all withholding and payroll Tax requirements required to be complied with by the Company up to and including the date hereof have been satisfied.

        (i) The Company is not and has never been a party to or bound by, nor does it have or has it ever had any obligation under, any Tax sharing agreement or similar contract or arrangement. The Company has no liability for the Taxes of any other person under Treasury Regulation 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract, or otherwise.

        (j) There is no contract or agreement, plan or arrangement obligating the Company to make any payment that would not be deductible by reason of
    Section 162(m) or 280G of the Code. The Company has not agreed to, and is not required to, make any adjustments under Section 481(a) of the Code by reason of a change in accounting method or otherwise.

        (k) The Company is not and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.

    2.16  EMPLOYEE BENEFIT PLANS.

        (a) SECTION 2.16 of the Company Disclosure Schedule sets forth a complete list of all pension, savings, profit sharing, retirement, deferred compensation, employment, welfare, fringe benefit, insurance, short and long term disability, incentive, bonus, stock, vacation pay, severance pay and similar plans, programs or arrangements (the "Plans"), including without limitation all employee benefit plans as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") maintained by the Company or to which the Company is a party or required to contribute.

        (b) The Company has delivered or made available to Parent current, accurate and complete copies of (i) each Plan that has been reduced to writing and all amendments thereto, (ii) a summary of the material terms of each Plan that has not been reduced to writing, including all amendments thereto, (iii) the summary plan description for each Plan subject to Title I of ERISA, and in the case of each other Plan, any similar employee summary (including but not limited to any employee handbook description), (iv) for each Plan intended to be qualified under Section 401(a) or Section 501(c)(9) of the Code, the most recent determination letter or exemption determination issued by the Internal Revenue Service ("IRS"), (v) for each Plan with respect to which a Form 5500 series annual report/return is required to be filed, the most recently filed such annual report/return and annual report/return for the two preceding years, together with all schedules and exhibits, (vi) all insurance contracts, administrative services contracts, trust agreements, investment management agreements or similar agreements maintained in connections with any Plan, (vii) copies of any correspondence from the IRS, Department of Labor ("DOL") or other U.S. government agency or department relating to an audit or an asserted or assessed penalty with respect to a Plan or relating to requested relief from any liability or penalty (including, but not limited to, any correspondence relating to the IRS's VCP, VCO, EPCRS, APRSC, VCR, CAP, Walk-in Cap or other similar programs or the DOL's amnesty programs for late filers and non-filers or for correcting fiduciary breaches), (viii) for each Plan that is a defined benefit pension plan, copies of the most recent actuarial valuation report and actuarial valuation report for the two preceding years, (ix) for each Plan that is intended to be qualified under Code Section 401(a), copies of compliance testing results (nondiscrimination testing (401(a)(4), ADP, ACP, multiple use), 402(g), 415 and top-heavy tests) for the most recent plan year and three preceding plan years, and (x) copies of COBRA and HIPAA forms and notices used for each Plan that is a group health plan. No employee benefit handbook or similar employee communication relating to any Plan nor any written communication of benefits under such Plan describes the Plan in a manner materially inconsistent with the documents and summary plan descriptions relating to such Plan that have been delivered pursuant to the preceding sentence.

        (c) There is no entity (other than the Company) that together with the Company would be treated as a single-employer within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001(b) of ERISA. The Company has never maintained, contributed to or incurred any liability under any "multi-employer plan" as defined in Section 4001(a)(3) of ERISA or a "multiple employer plan" as defined in Section 413(c) of the Code. The Company has not incurred any material liability which has not been satisfied under Sections 4062, 4063 or 4201 of ERISA.

        (d) Each Plan maintained by the Company which is intended to be qualified under either Section 401(a) or 501(c)(9) of the Code ("Qualified Plans") is so qualified. Each Plan has been administered in all material respects in accordance with the terms of such Plan and the provisions of any and all statutes, orders or governmental rules or regulations, including without limitation ERISA and the Code, and to the knowledge of the Company, nothing has been done or not done with respect to any Plan that could result in any material liability on the part of the Company under Title I of ERISA or Chapter 43 of the Code. All reports, forms and notices required to be filed with respect to each Plan, including without limitation Form 5500 series annual reports/ returns and PBGC Form 1s, have been timely filed. All contributions, premiums and other amounts due to or in connection with each Plan under the terms of the Plan or applicable law have been timely made, and provision has been made on the balance sheet included in the Company 10-Q for such contributions, premiums and other amounts that were due as of the date of the balance sheet but were attributable to service before such date.

        (e) No "reportable event" as defined in Section 4043 of ERISA has occurred with respect to any Plan subject to Title IV of ERISA for which reporting has not been waived. With respect to each Plan subject to Title IV of ERISA, such Plan has no unfunded benefit liabilities and such

    Plan could be terminated in a "standard termination" under Section 4041(b) of ERISA on or before the Effective Time without any additional contribution from any contributing employer (but disregarding any other prerequisites for terminating such Plan). With respect to each Plan subject to Section 412 of the Code, there is no accumulated funding deficiency (whether or not waived) under such Plan.

        (f) All claims for benefits incurred by employees on or before the Closing Date are or will be fully covered by third-party insurance policies or programs. Except for continuation of health coverage to the extent required under Section 4980B of the Code or Section 601 et seq. of ERISA, other applicable law or as otherwise set forth in this Agreement, there are no obligations under any Plan providing benefits after termination of employment.

        (g) Except as set forth in paragraph (g) of SECTION 2.16 of the Company Disclosure Schedule, there are no complaints, charges or claims against the Company pending or, to the Company's knowledge, threatened to be brought by or filed with any governmental entity based on, arising out of, in connection with or otherwise relating to the classification of any individual by the Company as a "leased employee" within the meaning of
    Section 414(n) of the Code or an "independent contractor" rather than as an employee which complaints, charges or claims individually or in the aggregate are material to the Company, and, to the Company's knowledge, no conditions exist under which the Company could incur any material liability based on, arising from or in connection with any incorrect classifications of any such individuals.

        (h) Except for individual employment agreements, each Plan can be amended, modified or terminated without advance notice to or consent by any employee, former employee or beneficiary, except as required by law.

    2.17  EMPLOYEE RELATIONS.

        (a) The Company is not delinquent in payments to any of its employees or consultants for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them or amounts required to be reimbursed to such employees or consultants. Upon termination of the employment of any employees, neither the Company nor Parent shall be liable, by reason of the Merger or anything done prior to the Effective Time, to any of such employees for severance pay or any other payments (other than accrued salary, vacation, sick pay or reimbursable expenses, which in the case of reimbursable expenses do not in the aggregate exceed $25,000 for all such employees, in accordance with normal policies). True and complete information as to all current directors and executive officers of the Company including name, current job title and compensation for each of the last three years has been made available previously to Parent.

        (b) The Company (i) is in compliance in all material respects with all applicable federal, state and local laws, rules and regulations respecting employment, employment practices, terms and conditions of employment and wages and hours, in each case, with respect to employees, (ii) has withheld all amounts required by law or by agreement to be withheld from the wages, salaries and other payments to employees, (iii) is not liable for any penalty for failure to comply with any of the foregoing, and (iv) is not liable for any payment to any trust or other fund or to any governmental entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business and consistent with past practice).

        (c) No work stoppage or labor strike against the Company is pending or threatened. The Company is not involved in and, to the knowledge of the Company, threatened with, any labor dispute, grievance, or litigation relating to labor, safety or discrimination matters involving any employee, including without limitation charges of unfair labor practices or discrimination complaints, that, if adversely determined, could reasonably be expected to result in material liability to the Company. The Company has not engaged in any unfair labor practices within the meaning of the National Labor Relations Act that, directly or indirectly, could reasonably be expected to result in material liability to the Company. The Company is not presently, and has not been in the past, a party to or bound by any collective bargaining agreement or union contract with respect to employees other than as set forth in SECTION 2.17 of the Company Disclosure Schedule and no collective bargaining agreement is being negotiated by the Company. No union organizing campaign or activity with respect to non-union employees of the Company is ongoing, pending or, to the best knowledge of the Company, threatened.

    2.18  ENVIRONMENTAL MATTERS.

        (a) The Company has not been notified that it is in violation of Environmental Laws, and to the Company's knowledge, the Company has not violated and is not in violation of Environmental Laws. To the Company's knowledge, the Company has not generated, used, handled, transported or stored any Hazardous Materials or shipped any Hazardous Materials for treatment, storage or disposal at any other site or facility except in full compliance with Environmental Laws. To the Company's knowledge, there has been no generation, use, handling, storage or disposal of any Hazardous Materials in violation of any Environmental Law at any site owned or operated by, or premises leased by, the Company during the period of the Company's ownership, operation or lease or, to the knowledge of the Company, prior thereto, nor has there been or is there threatened any Release of any Environmental Contaminants into, on, at or from any such site or premises, including without limitation into the ambient air, groundwater, surface water, soils or subsurface strata, during such period or, to the knowledge of the Company, prior thereto in violation of any Environmental Law or which created or will create an obligation to report or respond in any way to such Release. To the Company's knowledge, there is no underground storage tank or other container at any site owned or operated by, or premises leased by the Company or, to the knowledge of the Company, on any site formerly owned or operated by, or premises formerly leased by, the Company.

        (b) The Company has not received notification in any form that, and the Company has no knowledge that, any site currently or formerly owned or operated by, or premises currently or formerly leased by, the Company is the subject of any federal, state or local civil, criminal or administrative investigation evaluating whether, or alleging that, any action is necessary to respond to a Release or a threatened Release of any Environmental Contaminant. No such site or premises is listed, or to the Company's knowledge, proposed for listing, on the National Priorities List or the Comprehensive Environmental Response, Compensation, and Liability Information System, both as provided under the federal Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), or any comparable state or local governmental lists. The Company has not received written notification of, and the Company has no knowledge of, any potential responsibility of the Company pursuant to the provisions of (i) CERCLA, (ii) any similar federal, state, local or other Environmental Law, or (iii) any order issued pursuant to the provisions of any such Environmental Law with respect to Environmental Contaminants used, manufactured, generated, stored, or treated at, transported from, or disposed of on, any site currently or formerly owned or operated by, or premises currently or formerly leased by, the Company.

        (c) The Company has obtained all permits required by Environmental Law necessary to enable them to conduct their respective businesses and are in compliance in all material respects with the permits.

        (d) The Company previously has furnished to Parent copies of any and all Environmental Documents (as defined below) in its possession, custody or control. For purposes of this Section, the term "Environmental Documents" shall mean environmental audits or risk assessments, site assessments, documentation regarding off-site disposal of Hazardous Materials or Release of Environmental Contaminant, spill control plans and all other material correspondence, documents or communications with any governmental agency or other entity regarding the foregoing.

        (e) For purposes of this Agreement:

           (i) "Environmental Laws" means any federal, state, local or foreign laws (including common law), regulations, codes, rules, orders, ordinances, permits, requirements and final governmental determinations pertaining to the environment, pollution or protection of human health, safety or the environment, as adopted or in effect in the jurisdictions in which the applicable site or premises are located, including without limitation, the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. Section 9601 et seq.; the Emergency Planning and Community Right-to-Know Act, 42 U.S.C.
       Section 11001 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Section 6901 et seq.; the Federal Water Pollution Control Act, 33 U.S.C. Section 1251 et seq.; the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. Section 136 et seq.; the Toxic Substance Control Act, 15 U.S.C. Section 2601 et seq.; the Oil Pollution Act of 1990, 33 U.S.C. Section 1001 et seq.; the Hazardous Materials Transportation Act, as amended, 49 U.S.C. Section 1801 et seq.; the Atomic Energy Act, as amended 42 U.S.C. Section 2011 et seq.; the Occupational Safety and Health Act, as amended, 29 U.S.C. Section 651 et seq.; the Federal Food, Drug and Cosmetic Act, as amended 21 U.S.C.
       Section 301 et seq. (insofar as it regulates employee exposure to Hazardous Substances), and any state or local statute of similar effect; and including without limitation any laws relating to protection of safety, health or the environment which regulate the use of biological agents or substances including medical or infectious wastes as any such laws have been amended;

           (ii) "Environmental Contaminant" means Hazardous Materials, or any other pollutants, contaminants, toxic or constituent substances or waste radioactive substances, materials or special wastes, polychlorinated bi-phenals, or any other substance or material, in each case regulated by applicable Environmental Laws;

           (iii) "Hazardous Materials" means (A) any chemicals, materials or substances defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants," "hazardous air pollutants," "contaminants," "toxic chemicals," "toxins," "hazardous chemicals," "extremely hazardous substances," "pesticides," "oil" or related materials as defined in any applicable Environmental Law, or (B) any petroleum or petroleum products, oil, natural or synthetic gas, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, radon, and any other substance defined or designated as hazardous, toxic or harmful to human health, safety or the environment under any Environmental Law; and

           (iv) "Release" has the meaning specified in CERCLA.

    2.19 NO BREACH. Except for (a) filings with the SEC under the Exchange Act, (b) filing the Certificate of Merger with the Secretary of State of Delaware and (c) matters listed in SECTION 2.19 of the Company Disclosure Schedule, the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby will not (i) violate any provision of the Certificate of Incorporation or By-Laws of the Company, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, or otherwise give any other contracting party the right to terminate, accelerate obligations under or receive payment under or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which the Company is a party or to which any of them or any of their assets or properties is bound or subject, (iii) violate any law, ordinance or regulation or any order, judgment, injunction, decree or other requirement of any court, arbitrator or governmental or regulatory body applicable to the Company or by which any of the Company's assets or properties is bound, (iv) violate any Permit, (v) require any filing with, notice to, or permit, consent or approval of, any governmental or regulatory body, or (vi) result in the creation of any lien or other encumbrance on the assets or properties of the Company, excluding from the foregoing clauses (ii), (iii), (iv), (v) and (vi) violations, breaches and defaults which, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, will not have a Company Material Adverse Effect or materially interfere with the ability of the Company to consummate the transactions contemplated hereby. Except as set forth in
SECTION 2.19 of the Company Disclosure Schedule, the Company is not and will not be required to give any notice to or obtain any consent or waiver from any individual or entity in connection with the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby in order to avoid a modification or termination of, or a payment or default under a contract or agreement that is described in Section 2.11 or any other material contract or agreement with a third party.

    2.20  BOARD APPROVALS.

        (a) The Board of Directors of the Company, as of the date of this Agreement, has determined (i) that the Merger is fair to, and in the best interests of, the Company and its stockholders, (ii) to propose this Agreement for adoption by the Company's stockholders and to declare the advisability of this Agreement, and (iii) to recommend that the stockholders of the Company adopt this Agreement.

        (b) The Company has taken all action necessary such that no restrictions contained in any "fair price," "control share acquisition," "business combination" or similar statute (including Section 203 of the DGCL) will apply to the execution, delivery or performance of this Agreement.

        (c) The Board of Directors has approved an amendment to the Preferred Shares Rights Agreement between the Company and Norwest Bank Minnesota N.A. (the "Company Rights Plan") so as to provide that (i) Parent will not become an "Acquiring Person" and (ii) no "Share Acquisition Date" or "Distribution Date" (as such terms are defined in the Company Rights Plan) will occur in each case, as a result of the approval, execution and delivery of this Agreement and the Voting Agreements and the consummation of the transactions contemplated by this Agreement and the Modified Stock Purchase Agreement.

    2.21  FINANCIAL ADVISOR.

        (a) The Company has received the opinion of Stephens Inc., dated the date of this Agreement, to the effect that, as of such date, the Exchange Ratio is fair, from a financial point of view, to the holders of Company Common Stock, a copy of which opinion has been made available to Parent.

        (b) Other than Stephens Inc., no broker, finder, agent or similar intermediary has acted on behalf of the Company in connection with this Agreement or the transactions contemplated hereby or thereby, and there are no brokerage commissions, finders' fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Company, or any action taken by the Company. The Company previously has provided Parent with a copy of Stephens Inc.'s engagement letter.

    2.22 PROXY STATEMENT AND REGISTRATION STATEMENT. None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the registration statement on Form S-4 to be filed with the SEC in connection with the issuance of shares of Parent Common Stock in the Merger (the "Registration Statement") will at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement/prospectus included in the Registration Statement (the "Proxy Statement/Prospectus"), on the date it is first mailed to holders of Company Common Stock or at the time of the Company Stockholders Meeting (as defined in Section 4.6(b)), will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus (except for matters which relate solely with respect to Parent) will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

              SECTION 3--REPRESENTATIONS AND WARRANTIES OF PARENT

    Except as set forth on the disclosure schedule delivered by Parent to the Company on the date hereof (the "Parent Disclosure Schedule"), the section numbers of which are numbered to correspond to the section numbers of this Agreement to which they refer, Parent and Merger Sub hereby make the following representations and warranties to the Company:

    3.1  ORGANIZATION AND QUALIFICATION.

        (a) Parent is a corporation validly existing and in good standing under the laws of the Commonwealth of Massachusetts and Merger Sub is a corporation validly existing and in good standing under the laws of the State of Delaware and each has corporate power and authority to own, lease and operate its assets and to carry on its business as now being and as heretofore conducted. Parent is qualified or otherwise authorized to transact business as a foreign corporation in all jurisdictions in which such qualification or authorization is required by law, except for jurisdictions in which the failure to be so qualified or authorized could not reasonably be expected to have a Parent Material Adverse Effect. "Parent Material Adverse Effect" shall mean a material adverse effect on the assets, properties, business, results of operations or financial condition of Parent and its subsidiaries taken as a whole or Parent's Biosurgery Division, as such term is used in Parent's Articles of Organization (a "Parent Material Adverse Effect").

        (b) Parent has previously made available to the Company true and complete copies of the charter and by-laws of Parent and Merger Sub as presently in effect, and Parent and Merger Sub are not in default in the performance, observation or fulfillment of any provision of its respective charter or by-laws.

    3.2 AUTHORITY TO EXECUTE AND PERFORM AGREEMENT. Each of Parent and Merger Sub has the corporate power and authority to enter into, execute and deliver this Agreement and to perform fully its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and constitutes their valid and binding obligation, enforceable against each of them in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws affecting the rights of creditors and general principles of equity.

    3.3  CAPITALIZATION.

        (a) The authorized capital stock of Parent consists of 390,000,000 shares of common stock ("Genzyme Common Stock") and 10,000,000 shares of preferred stock, $0.01 par value per share ("Genzyme Preferred Stock"). Of the Genzyme Common Stock, as of the date of this Agreement, 200,000,000 shares have been designated Genzyme General Division Common Stock ("GGD Common Stock"), 100,000,000 shares have been designated Genzyme Biosurgery Division Common Stock ("GBX Common Stock") and 40,000,000 shares have been designated Molecular Oncology Division Common Stock, $0.01 par value per share ("GMO Common Stock") and 50,000,000 shares have been undesignated as to series. As of March 1, 2001, 95,853,496 shares of GGD Common Stock were issued and outstanding, 36,400,580 shares of GBX Common Stock were issued and outstanding and 15,906,376 shares of GMO Common Stock were issued and outstanding. As of the date of this Agreement, no shares of Genzyme's Preferred Stock are outstanding. Of the Genzyme Preferred Stock, as of the date of this Agreement, 2,000,000, 1,000,000 and 400,000 shares have been designated as Series A Junior Participating Preferred Stock, Series B Junior Participating Preferred Stock, and Series C Junior Participating Preferred Stock, respectively, and reserved for issuance under Genzyme's Rights Plan. Each share of GBX Common Stock is entitled to 0.14 votes at any meeting at which members of Parent's board of directors may be elected; each share of GGD Common Stock is entitled to 1.0 votes at any meeting at which members of Parent's board of directors may be elected; and each share of GMO Common Stock is entitled to 0.14 votes at any meeting at which members of Parent's board of directors may be elected.

        (b) The authorized capital stock of Merger Sub consists of 200,000 shares of Common Stock, $0.01 par value per share, all of the outstanding shares of which are held by Parent.

        (c) Without giving effect to the Voting Agreements, this Agreement or the Modified Stock Purchase Agreement, Parent beneficially owns 3,851,806 shares of Company Common Stock (the "Parent Company Shares") as of the date of this Agreement.

    3.4 SEC REPORTS. Parent previously has made available to the Company (i) its Annual Report on Form 10-K for the year ended December 31, 2000 ("Parent 10-K"), (ii) all proxy statements relating to Parent's meetings of stockholders held after December 31, 2000 and (iii) all other periodic reports filed by Parent with the SEC under the Exchange Act since January 1, 2001 (together with the periodic reports filed by Parent with the SEC under the Exchange Act prior to the Effective Time, the "Parent SEC Reports"). As of their respective dates, the Parent SEC Reports complied, and all periodic reports filed by Parent with the SEC under the Exchange Act between the date of this Agreement and the Closing Date will comply, in all material respects with applicable SEC requirements and did not, and in the case of Parent SEC Reports filed on or after the date hereof will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Between the date of this Agreement and the Closing Date Parent will timely file with the SEC all periodic reports required to be filed by it under the Exchange Act.

    3.5 FINANCIAL STATEMENTS. The consolidated financial statements contained in the Parent 10-K have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except as otherwise indicated therein and fairly present in all material respects the consolidated financial condition, results of operations and cash flows of Parent and its consolidated subsidiaries as of and for the periods presented therein. The financial statements of Genzyme Biosurgery contained in the Parent 10-K have been prepared in accordance with generally accepted accounting principles applied on a consistent basis, except as otherwise indicated therein and fairly present in all material respects the combined financial condition, results of operations and cash flows of Genzyme Biosurgery as of and for the periods presented therein.

    3.6 ACTIONS AND PROCEEDINGS. Except as could not reasonably be expected to have a Parent Material Adverse Effect, there are no outstanding orders, judgments, injunctions, decrees or similar requirements of any court, arbitrator or governmental or regulatory body against Parent, or any of its assets or properties. Except as set forth in the Parent SEC Reports filed prior to the date hereof, there are no actions, suits or claims or legal, administrative or arbitration proceedings pending or, to the knowledge of Parent, threatened against Parent that individually or in the aggregate could reasonably be expected to have a Parent Material Adverse Effect or materially interfere with Parent's ability to consummate the transactions contemplated hereby. To the best knowledge of Parent, except as disclosed in the Parent SEC Reports, there is no fact, event or circumstance now in existence that reasonably could be expected to give rise to any suit, action, claim, investigation or proceeding that, individually or in the aggregate, is reasonably expected to have a Parent Material Adverse Effect or materially interfere with Parent's ability to consummate the transactions contemplated hereby.

    3.7 INTELLECTUAL PROPERTY. Parent owns, or is licensed to use, or otherwise has the right to use, all patents, trademarks, servicemarks, tradenames, trade secrets, franchises and copyrights, and all applications for any of the foregoing necessary for the conduct of its business except (a) to the extent failure to have such ownership or licenses is not reasonably expected to have a Parent Material Adverse Effect or (b) as disclosed in the Parent SEC Reports.

    3.8 NO BREACH. Except for (a) filings under the Securities Act, (b) filings under the Exchange Act, (c) filings with the Secretary of State of the State of Delaware and the Secretary of State of the Commonwealth of Massachusetts and (d) the matters listed in SECTION 3.8 of the Parent Disclosure Schedule, the delivery and performance of this Agreement by Parent and Merger Sub and consummation by each of them of the transactions contemplated hereby will not (i) violate any provision of the charter or by-laws of Parent or Merger Sub, (ii) violate, conflict with or result in the breach of any of the terms or conditions of, result in modification of, or otherwise give any other contracting party the right to terminate or accelerate obligations under, or constitute (or with notice or lapse of time or both constitute) a default under, any material instrument, contract or other agreement to which Parent or Merger Sub is party or to which either of them or any of their assets or properties is bound or subject, (iii) violate any law, ordinance or regulation or any order, judgment, injunction, decree or requirement of any court, arbitrator or governmental or regulatory body applicable to Parent or Merger Sub or by which any of their assets or properties is bound, (iv) require any filing with, notice to, or permit, consent or approval of, any governmental or regulatory body or
(v) result in the creation of any lien or other encumbrance on the assets or properties of Parent or Merger Sub, excluding from the foregoing clauses (ii),
(iii), (iv) and (v) violations, breaches and defaults which, and filings, notices, permits, consents and approvals the absence of which, in the aggregate, will not have a Parent Material Adverse Effect or will not materially interfere with Parent's ability to consummate the transactions contemplated hereby.

    3.9 PROXY STATEMENT AND REGISTRATION STATEMENT. None of the information supplied or to be supplied by Parent for inclusion in the Registration Statement will, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading. None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Proxy Statement/Prospectus will, at the date it is first mailed to holders of Company Common Stock or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Registration Statement and the Proxy Statement/Prospectus (except for matters which relate solely with respect to the Company) will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

    3.10 INTERIM OPERATIONS OF MERGER SUB. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement, has engaged in no other business activities and has conducted its operations only as contemplated by this Agreement.

    3.11 ABSENCE OF UNDISCLOSED LIABILITIES AND ADVERSE CHANGES. As at December 31, 2000, Parent had no material liabilities of any nature, whether accrued, absolute, contingent or otherwise (including without limitation, liabilities as guarantor or otherwise with respect to obligations of others or liabilities for taxes due or then accrued or to become due), required to be reflected or disclosed in the balance sheet dated December 31, 2000 (or the notes thereto) included in the Parent 10-K (the "Parent Balance Sheet") that were not adequately reflected or reserved against on the Parent Balance Sheet. As of the date of this Agreement, Parent has no such liabilities other than liabilities (i) adequately reflected or reserved against on the Parent Balance Sheet, (ii) included in SECTION 3.11 of the Parent Disclosure Schedule, (iii) incurred since December 31, 2000 in the ordinary course of business or (iv) that could not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. As of the date of this Agreement, there has not been any change, event or circumstance since
December 31, 2000 that has had, or is reasonably likely to have, a Parent Material Adverse Effect.

                      SECTION 4--COVENANTS AND AGREEMENTS

    4.1 CONDUCT OF BUSINESS. Except with the prior written consent of Parent and except as otherwise contemplated herein or referred to in Section 4.1 of the Company Disclosure Schedule, during the period from the date hereof to the Closing Date, the Company shall observe the following covenants:

        (a) AFFIRMATIVE COVENANTS PENDING CLOSING. The Company shall:

           (i) PRESERVATION OF PERSONNEL. Use reasonable commercial efforts to preserve intact and keep available the services of present employees of the Company;

           (ii) INSURANCE. Use reasonable commercial efforts to keep in effect casualty, public liability, worker's compensation and other insurance policies in coverage amounts not less than those in effect at the date of this Agreement;

           (iii) PRESERVATION OF THE BUSINESS; MAINTENANCE OF PROPERTIES, CONTRACTS. Use reasonable commercial efforts to preserve the business of the Company, advertise, promote and market the Company's business activities in accordance with past practices over the last twelve months, keep the Company's properties intact, preserve its goodwill and business, maintain all physical properties in such operating condition as will permit the conduct of the Company's business on a basis consistent with past practice, and perform and comply in all material respects with the terms of the contracts referred to in Section 2.11.

           (iv) INTELLECTUAL PROPERTY RIGHTS. Use best efforts to preserve and protect the Proprietary Rights;

           (v) ORDINARY COURSE OF BUSINESS. Except as contemplated hereby, operate the Company's business solely in the ordinary course consistent with past practices;

           (vi) COMPANY OPTIONS AND WARRANTS. Take all actions necessary under the Company Stock Option Plans or otherwise to provide for the treatment of Company Options and Company Warrants as specified in Section 1.7, provided, however, that Parent shall have the right to approve any agreements to modify terms of the underlying instruments; and

           (vii) FDA MATTERS. Notify and consult with Parent immediately (A) after receipt of any material communication from the FDA and before giving any material submission to the FDA, and (B) prior to making any material change to a study protocol, the addition of new trials, or a material change to the development timeline for any of its product candidates or programs.

        (b) NEGATIVE COVENANTS PENDING CLOSING. The Company shall not:

           (i) DISPOSITION OF ASSETS. Sell or transfer, or mortgage, pledge, lease or otherwise encumber any of its assets, including its Proprietary Rights, other than sales or transfers in the ordinary course of business and in amounts not exceeding, in the aggregate, $50,000;

           (ii) LIABILITIES. Incur indebtedness for borrowed money, obligation or liability or enter into any contracts or commitments involving potential payments to or by the Company in any single instance of $50,000 or more or in the aggregate of $100,000 or more;

           (iii) COMPENSATION. Change the compensation payable to any officer, director, employee, agent or consultant; or enter into any employment, severance or other agreement with any officer, director, employee, agent or consultant of the Company, or adopt, or increase the benefits under, any employee benefit plan, except, in each case, as required by law, in accordance with existing agreements or in the ordinary course of business consistent with past practice;

           (iv) CAPITAL STOCK. Make any change in the number of shares of its capital stock authorized, issued or outstanding or grant or accelerate the exercisability of, any option, warrant or other right to purchase, or convert any obligation into, shares of its capital stock, or declare or pay any dividend or other distribution with respect to any shares of its capital stock, or sell or transfer any shares of its capital stock, or redeem or otherwise repurchase any shares of its capital stock, except upon the exercise of convertible securities outstanding on the date of this Agreement and disclosed herein or granted in compliance with the terms of this Agreement or the Company's rights under the Modified Stock Purchase Agreement;

           (v) CHARTER AND BY-LAWS. Cause, permit or propose any amendments to the Certificate of Incorporation or By-laws of the Company;

           (vi) ACQUISITIONS. Make, or permit to be made, any material acquisition of property or assets outside the ordinary course of business;

           (vii) CAPITAL EXPENDITURES. Authorize any single capital expenditure in excess of $50,000 or capital expenditures which in the aggregate exceed $100,000;

           (viii) ACCOUNTING POLICIES. Except as may be required as a result of a change in law or in generally accepted accounting principles, change any of the accounting practices or principles used by it or restate, or become obligated to restate, the financial statements included in the Company 10-K;

           (ix) TAXES. Make any Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change annual tax accounting period, change any method of Tax accounting, enter into any closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

           (x) LEGAL. Settle or compromise any pending or threatened suit, action or claim which is material or which relates to the transactions contemplated hereby;

           (xi) EXTRAORDINARY TRANSACTIONS. Adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger);

           (xii) PAYMENT OF INDEBTEDNESS. Pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Company Balance Sheet or incurred in the ordinary course of business;

           (xiii) RIGHTS PLAN. Amend, modify or waive any provisions of the Company Rights Plan, or take any action to redeem the Rights or render the Rights inapplicable to any transaction other than the Merger;

           (xiv) NEW AGREEMENTS/AMENDMENTS. Enter into or modify any material license, development, research or collaboration agreement with any other person or entity;

           (xv) CONFIDENTIALITY AGREEMENTS. Modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality agreement to which the Company is a party; or

           (xvi)  OBLIGATIONS.  Obligate itself to do any of the foregoing.

        (c) CONTROL OF THE COMPANY'S BUSINESS. Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the Company's operations prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

    4.2 CORPORATE EXAMINATIONS AND INVESTIGATIONS. Prior to the Effective Time, Parent shall be entitled, through its employees and representatives, to have such access to the assets, properties, business and operations of the Company, as is reasonably necessary or appropriate in connection with the transactions contemplated hereby. Any such access shall be conducted at reasonable times and under reasonable circumstances so as to minimize any disruption to or impairment of the Company's business and the Company shall cooperate fully therein. No investigation by Parent shall diminish or obviate any of the representations, warranties, covenants or agreements of the Company contained in this Agreement. The Company shall furnish the representatives of Parent during such period with all such information and copies of such documents concerning the affairs of the Company as such representatives may reasonably request and cause its officers, employees, consultants, agents, accountants and attorneys to cooperate fully with such representatives.

    4.3 EXPENSES. Except as provided in Section 8, the Company and Parent shall bear their respective expenses incurred in connection with the preparation, execution and performance of this Agreement and the transactions contemplated hereby, including without limitation, all fees and expenses of agents, representatives, counsel and accountants, except that each of Parent and the Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Prospectus/Proxy Statement.

    4.4 AUTHORIZATION FROM OTHERS. Prior to the Closing Date, the parties shall use reasonable commercial efforts to obtain all authorizations, consents and Permits of others, necessary or desirable to permit the consummation of the Merger on the terms contemplated by this Agreement.

    4.5 FURTHER ASSURANCES. Each of the parties shall execute such documents, further instruments of transfer and assignment and other papers and take such further actions as may be reasonably required or desirable to carry out the provisions hereof and the transactions contemplated hereby. Without limiting the generality of the foregoing, the Company agrees to duly execute and deliver, and to use reasonable best efforts to cause any individual or entity listed as a co-owner of, or who otherwise has any power of attorney or other rights with respect to, any of the Proprietary Rights of the Company, to duly execute and deliver such further instruments and do and cause to be done such further actions and things, including, without limitation, the execution of such additional assignments, agreements, documents and instruments, that Parent may at any time and from time to time reasonably request to more effectively transfer ownership, control and/or administration of such Proprietary Rights to the Surviving Corporation. Each party shall use its respective reasonable commercial efforts to take other such actions to ensure that, to the extent within its control or capable of influence by it, the transactions contemplated by this Agreement shall be fully carried out in a timely fashion. Nothing in this Agreement shall require Parent or Merger Sub to sell, hold separate, license or otherwise dispose of or conduct their business in a specified manner, or agree to sell, hold separate, license or otherwise dispose of or conduct their business in a specified manner, or permit the sale, holding separate, licensing or other disposition of, any assets of Parent or Merger Sub that are material relative to the Company, whether as a condition to obtaining any approval from a governmental entity or any other person or for any other reason; provided however that for one year following the Effective Time, Parent shall not take, and shall take reasonable commercial efforts not to permit, any action within its control which would cause the acquisition of the Company Common Stock to be treated as a reorganization within the meaning of Section 368(a) of the Code.

    4.6  PREPARATION OF DISCLOSURE DOCUMENTS

        (a) As soon as practicable following the date of this Agreement, the Company and Parent shall prepare the Proxy Statement/Prospectus. The Company shall, in cooperation with Parent, file the Proxy Statement/Prospectus with the SEC and Parent shall, in cooperation with the Company, prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included. Each of Company and Parent shall use reasonable commercial efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and to keep the Registration Statement effective as long as is necessary to consummate the Merger. The Company shall mail the Proxy Statement/Prospectus to its stockholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act and, if necessary, after the Proxy Statement/Prospectus shall have been so mailed, promptly circulate supplemental or amended proxy material, and, if required in connection therewith, resolicit proxies.

        (b) (i) The Company shall, as soon as practicable following the date the Registration Statement is declared effective, duly call, give notice of, convene and hold a meeting of its stockholders (the "Company Stockholders Meeting") for the purpose of obtaining the required stockholder vote with respect to this Agreement and (ii) unless otherwise required pursuant to the applicable fiduciary duties of the Board of Directors of the Company to the stockholders of the Company (as determined in good faith by the Board of Directors of the Company after consulting with outside counsel), (x) the Board of Directors of the Company shall give its unqualified recommendation that its stockholders adopt this Agreement and (y) the Company shall take all lawful action to solicit such adoption. No withdrawal, modification, change or qualification in the recommendation of the Board of Directors of the Company shall change the approval of the Board of Directors of the Company for purposes of causing any state takeover statute or other state law to be inapplicable to the transactions contemplated hereby, or change the obligation of the Company to present the Merger Agreement for adoption at the Company Stockholders Meeting. The Company agrees to give Parent written notice at least three business days prior to publicly indicating any withdrawal, modification, change or qualification in the recommendation of the Board of Directors of the Company; provided, however, that no such advance notice shall be required prior to such a public indication within three business days of the date scheduled for the Company Stockholders Meeting in the Proxy Statement/Prospectus.

        (c) Except as required by law, no amendment or supplement to the Proxy Statement/ Prospectus or the Registration Statement shall be made by Parent or the Company without the approval of the other party (which shall not be unreasonably withheld or delayed). Each party shall advise the other party, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order by the SEC, or of any request by the SEC for amendment of the Proxy Statement/Prospectus or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information.

    4.7 PUBLIC ANNOUNCEMENTS. The Company shall consult with Parent to get Parent's approval (which will not be unreasonably withheld), before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and approval, except as may be required by law. Parent shall consult with the Company to get the Company's approval (which will not be unreasonably withheld), before issuing any press release or otherwise making any public statement with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement prior to such consultation and approval, except as may be required by law. Notwithstanding the foregoing, without prior consultation, each party (a) may communicate with financial analysts and media representatives in a manner consistent with its past practice and (b) may disseminate material substantially similar to material included in a press release or other document previously approved for external distribution by the other party. Each party agrees to promptly make available to the other party copies of any written communications made without prior consultation.

    4.8 AFFILIATE LETTERS. Prior to the Closing Date, the Company shall identify to Parent all persons who, at the time of the Company Stockholders Meeting, the Company believes may be "affiliates" of the Company within the meaning of Rule 145 under the Securities Act. The Company shall use its reasonable best efforts to provide Parent with such information as Parent shall reasonably request for purposes of making its own determination of persons who may be deemed to be affiliates of the Company. The Company shall use its reasonable best efforts to deliver to Parent prior to the Closing Date a letter from each of such affiliates identified by the Company and Parent in substantially the form attached hereto as EXHIBIT A (the "Affiliate Letters").

    4.9 NASDAQ LISTINGS. Prior to the Closing Date, if required, Parent shall file with Nasdaq a Notification for Listing of Additional Shares covering the shares of Parent Common Stock issuable in the Merger. Prior to the Closing Date, the Company shall take such actions as are necessary so that trading of Company Common Stock on the Nasdaq National Market ceases immediately prior to the Effective Time.

    4.10 NO SOLICITATION. The Company shall not, and shall cause each director, officer, employee, agent or other representative (including each financial advisor and attorney) of the Company not to, (a) solicit, initiate, facilitate, assist or encourage action by, or discussions with, any person, other than Parent, relating to the possible acquisition of the Company or of all of the assets or capital stock of the Company or, except in the ordinary course of business and in accordance with Section 4.1, of a material portion of the assets of the Company, or any merger, reorganization, consolidation, business combination, share exchange, tender offer, recapitalization, dissolution, liquidation or similar transaction involving the Company (a "Competing Transaction"), (b) participate in any negotiations regarding, or furnish information with respect to, any effort or attempt by any person to do or to seek any Competing Transaction or (c) grant any waiver or release under any standstill or similar agreement. Notwithstanding the foregoing, the Company and the Board of Directors of the Company shall be permitted (i) to comply with Rule 14d-9 and 14e-2(a) under the Exchange Act with regard to an Competing Transaction (to the extent applicable) and (ii) prior to the date on which the stockholders of the Company adopt the Merger Agreement, to engage in discussions or negotiations with, or provide information to, a person who makes an unsolicited BONA FIDE written proposal for an Competing Transaction if (and only if) (A) the Company is not in breach of its obligations under this Section 4.10,
(B) the Board of Directors of the Company concludes in good faith (after consultation with its financial advisor) that the proposal is reasonably likely to lead to an Competing Transaction more favorable for the Company's stockholders than the Merger (including adjustment to the terms and conditions proposed by Parent in response to the proposal for the Competing Transaction),
(C) the Board of Directors of the Company concludes in good faith (after consultation with its outside legal counsel, who may be the Company's regularly engaged legal counsel) that engaging in such negotiations or discussions or providing such information is required by the directors' fiduciary duties under Delaware law and (D) prior to providing any information or data, the recipient delivers to the Company an executed confidentiality agreement with customary terms and conditions. The Company shall notify Parent promptly (and, in any case, within 24 hours) of any inquiries, proposals or offers received by, any information requested from, or any discussions or negotiations sought to be initiated or continued with, it, or any of its directors, officers, employees, agents or other representatives concerning an Competing Transaction, indicating, in connection with such notice, the names of the parties and the material terms and conditions of any proposals or offers and, in the case of written materials, providing copies of such materials. The Company agrees that it will keep Parent informed, on a prompt basis (and, in any case, within 24 hours of any significant development), of the status and terms of any such proposals or offers and the status of any such discussions or negotiations. The Company agrees that it will cease and cause to be terminated any existing activities, discussions or negotiations with respect to any potential Competing Transaction or similar transaction or arrangement and request the return or destruction of all confidential information regarding the Company previously provided in connection with such activities, discussions or negotiations. The Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 4.10 of the obligations undertaken in this Section 4.10.

    4.11 NOTIFICATION OF CERTAIN MATTERS. Between the date hereof and the Closing Date, the Company shall give prompt notice to Parent, and Parent and Merger Sub shall give prompt notice to the Company, of (a) the occurrence or non-occurrence of any event or circumstance the occurrence or non-occurrence of which would be likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate if made at such time and (b) any failure of the Company, Parent and Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

    4.12 REGISTRATION OF CERTAIN SHARES. Promptly after the Effective Time, Parent shall file registration statements on Form S-8 (or any successor or other appropriate forms), with respect to the shares of Parent Common Stock subject to Company Stock Options, and shall use reasonable commercial efforts to maintain the effectiveness of such registration statement for so long as such options remain outstanding.

    4.13 COMPANY 401(K) PLAN. Except with the prior written consent of Parent, during the period from the date hereof to the Effective Time, the Company shall not (i) make any discretionary contribution to the Company 401(k) plan (the "Company 401(k) Plan") or (ii) make any required contribution to the Company 401(k) Plan in Company Common Stock. The Company shall terminate the Company 401(k) Plan as of the day immediately preceding the Closing Date. Within 30 days after the Closing Date, Parent shall cause its 401(k) plan (the "Parent 401(k) Plan") (i) to provide coverage to all employees of the Company who continue employment with Parent or the Surviving Corporation (the "Continuing Employees") after the Closing Date, (ii) to give credit to the Continuing Employees for service with the Company for purposes of determining participation and vesting under the Parent 401(k) Plan and (iii) to accept rollovers from the Company 401(k) Plan, including rollovers of loans, after the IRS has approved the termination of the Company 401(k) Plan.

    4.14  DIRECTORS AND OFFICERS INSURANCE POLICY.

        (a) From and after the Effective Time, Parent will cause the Surviving Corporation to fulfill and honor in all respects the obligations of the Company pursuant to any indemnification agreements disclosed in SECTION 2.11 of the Company Disclosure Schedule between the Company and its directors, officers, employees and agents as of the Effective Time (the "Indemnified Parties") and any indemnification provisions under the Company's Certificate of Incorporation or Bylaws as in effect on the date hereof. The Articles of Organization and Bylaws of the Surviving Corporation will contain provisions with respect to exculpation and indemnification that are at least as favorable to the Indemnified Parties as those contained in the Certificate of Incorporation and Bylaws of the Company as in effect on the date hereof, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who, immediately prior to the Effective Time, were directors, officers, employees and agents of the Company, unless such modification is required by law.

        (b) For a period of six years after the Effective Time, Parent will, or will cause the Surviving Corporation to, use its commercially reasonable efforts to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy on terms comparable (provided that Parent or the Surviving Corporation may maintain insurance policies where Parent's or the Surviving Corporation's retentions or deductibles under such policies are larger than the retentions or deductibles under the Company's insurance policies) to those applicable to the current directors and officers of the Company; provided, however, that in no event will Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage (or such coverage as is available for such 200% of such annual premium).

        (c) This Section 4.14 shall survive the consummation of the Merger, is intended to benefit Company, the Surviving Corporation and each Indemnified Party, shall be binding on all successors and assigns of the Surviving Corporation and Parent, and shall be enforceable by the Indemnified Parties.

    4.15 EMPLOYEE BENEFIT MATTERS. Parent agrees that all Continuing Employees shall be eligible to participate in Parent's or the Surviving Corporation's health and welfare benefit plans; provided, however, that (i) nothing in this
Section 4.15 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in Parent's health and welfare benefit plans to substantially the same extent as similarly situated employees of Parent. For purposes of determining eligibility to participate, vesting and entitlement to benefits where length of service is relevant under any benefit plan or arrangement (other than a defined benefit plan) of Parent, the Surviving Corporation or any of their respective affiliates, Continuing Employees shall receive service credit, to the extent applicable under a comparable Parent plan or arrangement, for service with the Company, subject to offsets for previously accrued benefits and no duplication of benefits. For purposes of determining the applicability of any pre-existing conditions exclusion periods and waiting periods under any welfare benefit plans that Continuing Employees may be eligible to participate in after the Closing, such Continuing Employees shall receive service credit, to the extent applicable under a comparable Parent plan or arrangement; provided, however, that the provisions of this sentence shall be applied in compliance with the provisions of Chapter 100 of the Code and Subpart A of Part 7 of Subtitle B of Title I of ERISA.

    4.16 VOTING OF COMMON STOCK. At any meeting convened by the Company to consider and adopt the Merger Agreement, Parent shall cause all shares of Company Common Stock held by Parent or with respect to which Parent holds voting proxies to be duly and validly voted in favor of the Merger and the Merger Agreement and the transactions contemplated hereby.

    4.17 PROXY SOLICITOR. Upon Parent's request, the Company shall engage a proxy solicitor to assist in obtaining the required vote of the Company's stockholders to approve the Merger and the Merger Agreement.

               SECTION 5--CONDITIONS PRECEDENT TO THE OBLIGATIONS
                     OF EACH PARTY TO CONSUMMATE THE MERGER

    The respective obligations of each party to consummate the Merger shall be subject to the satisfaction or waiver by mutual consent of the other party, at or before the Effective Time, of each of the following conditions:

    5.1 STOCKHOLDER APPROVAL. The Company shall have obtained the vote of holders of Company Common Stock required to adopt this Agreement.

    5.2 REGISTRATION STATEMENT. The Registration Statement shall have been declared effective and shall remain effective and shall not be subject to a stop order at the Effective Time.

    5.3 ABSENCE OF ORDER. No temporary restraining order, preliminary or permanent injunction or other order issued by a court or other governmental entity of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger. Parent and the Company each agrees to use reasonable commercial efforts to have any such order or injunction lifted or stayed.

    5.4 REGULATORY APPROVALS. All approvals from governmental entities shall have been obtained; provided, however, that the conditions of this Section 5.4 shall not apply to any party whose failure to fulfill its obligations under this Agreement shall have been the cause of, or shall have resulted in, such failure to obtain such approval.

             SECTION 6--CONDITIONS PRECEDENT TO THE OBLIGATIONS OF
                 PARENT AND MERGER SUB TO CONSUMMATE THE MERGER

    The obligations of Parent and Merger Sub to consummate the Merger are subject, to the fulfillment of the following conditions, any one or more of which may be waived by Parent:

    6.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties made by the Company in this Agreement shall have been accurate as of the date of this Agreement and, other than representations and warranties made as of a particular date, shall be accurate as of the Closing Date as if made on and as of the Closing Date (without giving effect to any materiality or knowledge qualifiers) except (other than representations and warranties set forth in Section 2.3) to the extent failure to be accurate, in the aggregate, could not reasonably be expected to have a Company Material Adverse Effect. The representation and warranties set forth in Section 2.3 shall be true and correct in all respects (other than DE MINIMIS variations) as of the Closing Date as if made on and as of the Closing Date. The Company shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have delivered to Parent a certificate from its chief executive officer, dated the Closing Date, to the foregoing effect.

    6.2 CORPORATE CERTIFICATES. The Company shall have delivered a copy of the Certificate of Incorporation of the Company, as in effect immediately prior to the Closing Date, certified by the Delaware Secretary of State and a certificate, as of the most recent practicable date, of the Delaware Secretary of State as to the Company's corporate good standing.

    6.3 SECRETARY'S CERTIFICATE. The Company shall have delivered a certificate of the Secretary of the Company, dated as of the Closing Date, certifying as to (a) the incumbency of officers of the Company executing documents executed and delivered in connection herewith, (b) a copy of the By-Laws of the Company, as in effect on the Closing Date, and (c) a copy of the resolutions of the Board of Directors of the Company authorizing and approving the applicable matters contemplated hereunder.

    6.4 CONSENTS. The Company shall have obtained waivers or consents, which shall remain in full force and effect, with respect to each agreement required to be disclosed in SECTION 2.19 of the Company Disclosure Schedule such that this Agreement and the consummation of the transactions contemplated hereby do not result in a modification or termination of, or a payment or default under, any such agreement.

    6.5 APPRAISAL RIGHTS It shall be a further condition to Parent's obligation to consummate the Merger that holders of less than 10% of the outstanding shares of Company Common Stock shall have validly delivered a written demand for appraisal rights with respect thereto, and shall not have voted in favor of the Merger or otherwise failed to perfect or effectively withdrawn or lost such rights, all in accordance with Section 262 of the DGCL.

              SECTION 7--CONDITIONS PRECEDENT TO THE OBLIGATION OF
                        COMPANY TO CONSUMMATE THE MERGER

    The obligation of the Company to consummate the Merger is subject to the fulfillment of the following conditions, any one or more of which may be waived by it:

    7.1 REPRESENTATIONS, WARRANTIES AND COVENANTS. The representations and warranties made by Parent and Merger Sub in this Agreement shall have been accurate as of the date of this Agreement and, other than representations and warranties made as of a particular date, shall be accurate as of the Closing Date as if made on and as of the Closing Date (without giving effect to any materiality or knowledge qualifiers) except to the extent failure to be accurate, in the aggregate, could not reasonably be expected to have a Parent Material Adverse Effect. Parent and Merger Sub shall have performed and complied in all material respects with all covenants and agreements required by this Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have delivered to the Company a certificate from its chief financial officer, dated the Closing Date, to the foregoing effect.

    7.2 CORPORATE CERTIFICATE. Parent shall have delivered a copy of the Articles of Organization of the Parent, as in effect immediately prior to the Closing Date, certified by the Secretary of the Commonwealth of Massachusetts and a certificate, as of a recent date, of the Secretary of the Commonwealth of Massachusetts as to Parent's corporate good standing.

    7.3 CLERK'S CERTIFICATE. Parent shall have delivered a certificate of the Clerk of Parent, dated as of the Closing Date, certifying as to (a) the incumbency of officers of Parent executing documents executed and delivered in connection herewith, (b) a copy of the By-Laws of Parent, as in effect on the Closing Date, and (c) a copy of the resolutions of the Board of Directors of Parent authorizing and approving the applicable matters contemplated hereunder.

                  SECTION 8--TERMINATION, AMENDMENT AND WAIVER

    8.1 TERMINATION. This Agreement may be terminated at any time prior to the Effective Time, whether prior to or after the stockholders of the Company adopt this Agreement:

        (a) by either the Company or Parent, by written notice to the other, if the Effective Time shall not have occurred on or before August 31, 2001; provided, however, that the right to terminate this Agreement under this
    Section 8.1(a) shall not be available to any party whose breach of a representation or warranty or failure to fulfill any covenant or other agreement under this Agreement has been the cause of, or resulted in the failure of, the Merger to occur on or before such date.

        (b) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein), by written notice to Parent, if (x) a circumstance exists or circumstances exist such that the conditions to the Company's obligation to close that are set forth in Section 7.1 cannot be satisfied; provided, however, the Company shall not have a right to terminate this Agreement pursuant to this Section 8.1(b), if within 20 business days after written notice from the Company specifying such circumstances in reasonable detail, Parent effects a change in the circumstance or circumstances such that the conditions to the Company's obligation to close that are set forth in
    Section 7.1 can be satisfied or (y) Parent shall not have purchased all shares of Company Common Stock that it is required to purchase in accordance with the terms of the Modified Stock Purchase Agreement;

        (c) by Parent (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein), by written notice to the Company, if a circumstance exists or circumstances exist such that the conditions to Parent's obligation to close that are set forth in Section 6.1 cannot be satisfied; provided, however, Parent shall not have a right to terminate this Agreement pursuant to this Section 8.1(c), if within 20 business days after written notice from Parent, the Company effects a change in the circumstance or circumstances such that the conditions to the Company's obligation to close that are set forth in Section 6.1 can be satisfied;

        (d) by either Parent or the Company, by written notice to the other, if any governmental entity of competent jurisdiction shall have issued any injunction or taken any other action permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction or other action shall have become final and non-appealable;

        (e) by either Parent or the Company, by written notice to the other, if the approval and adoption of this Agreement, and the approval of the Merger, by the stockholders of the Company shall not have been obtained by reason of the failure to obtain the required vote at a meeting of Company stockholders duly convened therefore or any adjournment thereof; provided however, that the right to terminate this Agreement under this Section 8.1(e) shall not be available to any party whose breach of a representation or warranty or failure to fulfill any covenant or agreement under this Agreement has been the primary cause of the failure to receive such stockholder vote on or before such date;

        (f) by Parent, by written notice to the Company, if the Board of Directors of the Company (i) fails to include in the Proxy Statement/Prospectus its unqualified recommendation that the Company's stockholders vote to adopt this Agreement, (ii) withdraws or modifies or qualifies in any adverse manner its approval of, or its recommendation that its stockholders vote in favor of, such action or takes any action or makes any statement inconsistent with such approval or recommendation, (iii) adopts resolutions approving or otherwise authorizes or recommends an Alternative Transaction (as defined below) or (iv) fails to recommend against, or takes a neutral position with respect to, a tender or exchange offer in any position taken pursuant to Rules 14d-9 and 14e-2(a) under the Exchange Act;

        (g) at any time with the written consent of Parent and the Company; and

        (h) by the Company, at any time during the Out Period (as defined below), if as a result of a proposal for an Alternative Transaction, the Board of Directors of the Company shall have determined in good faith, after consultation with outside legal counsel, that the directors are obligated by their fiduciary duties in accordance with Delaware law to terminate this Agreement; provided, however, that it shall be a condition precedent to the termination of this Agreement pursuant to this Section that the Company shall have (1) given Parent notice of its intention to terminate at least 48 hours prior to such termination and (2) made the payment required by Section 8.3; the "Out Period" shall mean the 30 calendar day period beginning the 25th day after the Registration Statement is first filed with the SEC; provided, however, that there will be no Out Period if (x) the Registration Statement has been declared effective by the SEC prior to the 25th day after the Registration Statement is first filed or (y) in the first comment letter from the SEC regarding the Registration Statement, a majority of the substantive comments relate to the Company's Exchange Act filings incorporated by reference therein;

For purposes of this Agreement, an "Alternative Transaction" shall mean (other than the transactions contemplated by this Agreement or the Modified Stock Purchase Agreement) (1) an acquisition by a third party of a majority of the aggregate fair market value of the assets or of the voting power of the then outstanding shares of capital stock of the Company, or any merger, reorganization, consolidation, business, combination, share exchange, tender offer, recapitalization, dissolution, liquidation or similar transaction involving the Company pursuant to which the stockholders of the Company immediately preceding such transaction hold less than 50% of the aggregate equity interests in the surviving or resulting entity of such transaction.

    8.2  EFFECT OF TERMINATION.  If this Agreement is terminated as provided in
Section 8.1, this Agreement shall forthwith become void and have no effect, without liability on the part of Parent, Merger Sub and the Company and their respective directors, officers or stockholders, except that (a) the provisions of this Section 8, Section 9, Section 4.3 relating to expenses, and Section 4.7 relating to publicity shall survive, and (b) no such termination shall relieve any party from liability by reason of any willful breach by such party of any of its representations, warranties, covenants or other agreements contained in this Agreement.

    8.3  TERMINATION FEE AND EXPENSE REIMBURSEMENT

        (a) If this Agreement is terminated by the Company pursuant to Section 8.1(a), (e) or (h), or by Parent (i) pursuant to Section 8.1(e) or (f) or
    (ii) pursuant to Section 8.1(c) due to a breach of Section 4.1(b) or Section 4.10, then the Company shall pay to Parent in cash $600,000 (the "Fee"); provided, however, that the Fee shall not be owed if this Agreement is terminated pursuant to Section 8.1(a), (c) or (e) unless (A) following the date of this Agreement and prior to the termination of this Agreement, a person has publicly announced a proposal for a bona fide Alternative Transaction and (B) within nine months of the termination of this Agreement the Company either enters into a binding agreement for an Alternative Transaction or consummates an Alternative Transaction; provided, further, however, that if this Agreement is terminated by the Company pursuant to
    Section 8.1(a), the Fee shall not be owed if at the time the Agreement is terminated Parent has materially breached its obligations hereunder. If Parent terminates this Agreement pursuant to Section 8.1(f), the Company shall pay the Fee to Parent within one business day of Parent terminating this Agreement. If the Company terminates this Agreement pursuant to Section 8.1(h), the Company shall pay the Fee to Parent on the day that it terminates this Agreement. If Parent terminates this Agreement pursuant to Sections 8.1(c) or 8.1(e) or if the Company terminates this Agreement pursuant to Section 8.1(a) or (e) under circumstances in which the Fee is payable pursuant to the first sentence of this Section 8.3(a), the Company shall pay the Fee to Parent upon the earlier of the Company entering into a binding agreement for an Alternative Transaction or consummating an Alternative Transaction within the nine-month period.

        (b) Any payments required under this Section 8.3 shall be payable by the Company by wire transfer of immediately available funds to an account designated by Parent. If the Company fails to promptly make any payment required under this Section 8.3 and Parent commences a suit to collect such payment, the Company shall indemnify Parent for its fees and expenses (including attorneys fees and expenses) incurred in connection with such suit and shall pay the Company interest on the amount of the payment at the prime rate of Fleet National Bank (or its successors or assigns) in effect on the date the payment was payable pursuant to this Section 8.3.

    8.4 AMENDMENT. This Agreement may be amended at any time before or after adoption of this Agreement by the stockholders of the Company by an instrument signed by each of the parties hereto; provided, however, that after adoption of this Agreement by the stockholders of the Company, without the further approval of the stockholders of the Company, no amendment may be made that (a) alters or changes the amount or kind of consideration to be received as provided in
Section 1.6, (b) alters or changes any term of the Articles of Organization of the Surviving Corporation or (c) alters or changes any of the terms and conditions of this Agreement if such alteration or change would adversely affect the stockholders of the Company.

    8.5 WAIVER. At any time prior to the Effective Time, either party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto or (b) waive compliance with any of the agreements of the other party or any conditions to its own obligations, in each case only to the extent such obligations, agreements and conditions are intended for its benefit; provided that any such extension or waiver shall be binding upon a party only if such extension or waiver is set forth in a writing executed by such party.

                            SECTION 9--MISCELLANEOUS

    9.1 NO SURVIVAL. None of the representations and warranties of the Company, Parent or Merger Sub contained herein shall survive the Effective Time, and only those covenants and agreements contained herein that by their terms are to be performed after the Effective Time shall survive the Effective Time.

    9.2 NOTICES. Any notice or other communication required or permitted hereunder shall be in writing and shall be deemed given when so delivered in person, by overnight courier, by facsimile transmission (with receipt confirmed by telephone or by automatic transmission report) or two business days after being sent by registered or certified mail (postage prepaid, return receipt requested), as follows:

        (a) if to Parent or Merger Sub, to:

            Genzyme Corporation
           One Kendall Square
           Cambridge, Massachusetts 02139
           Attn: President, Biosurgery
           Telephone: (617) 252-7500
           Facsimile: (617) 252-7600

            with a copy to:

            Palmer & Dodge LLP
           One Beacon Street
           Boston, Massachusetts 02108
           Attn: Paul M. Kinsella
           Telephone: (617) 573-0100
           Facsimile: (617) 227-4420

        (b) if to the Company, to:

            Focal, Inc.
           4 Maguire Road
           Lexington, Massachusetts 02421
           Attn: President
           Telephone: (781) 280-7800
           Facsimile: (781) 280-7802

            with a copy to:

            Hale and Dorr LLP
           60 State Street
           Boston, MA 02109
           Attn: Steven D. Singer
           Telephone: (617) 526-6000
           Facsimile: (617) 526-5000

Any party may by notice given in accordance with this Section 9.2 to the other parties designate another address or person for receipt of notices hereunder.

    9.3 ENTIRE AGREEMENT. This Agreement contains the entire agreement between the parties with respect to the Merger and related transactions, and supersede all prior agreements, written or oral, between the parties with respect thereto. Except as otherwise provided in the Letter Agreement, this Agreement shall have no effect whatsoever upon the Stock Purchase Agreement, which shall survive the execution of this Agreement and any termination of this Agreement.

    9.4 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts without regard to its conflict of law provisions, except to the extent that the laws of the State of Delaware apply to the Merger and the rights of the Company stockholders relative to the Merger.

    9.5  BINDING EFFECT; NO ASSIGNMENT; NO THIRD-PARTY BENEFICIARIES.

        (a) This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. This Agreement is not assignable without the prior written consent of the other parties hereto.

        (b) Nothing in this Agreement, express or implied, is intended to or shall confer upon any person other than Parent, Merger Sub and the Company and their respective successors and permitted assigns any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

    9.6 SECTION HEADINGS, CONSTRUCTION. The headings of Sections in this Agreement are provided for convenience only and will not affect its construction or interpretation. All references to "Section" or "Sections" refer to the corresponding Section or Sections of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Unless otherwise expressly provided, the word "including" does not limit the preceding words or terms.

    9.7 COUNTERPARTS. This Agreement may be executed in two counterparts, each of which shall be deemed an original, and both of which together shall constitute one and the same instrument.

    9.8 SEVERABILITY. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

    9.9 SUBMISSION TO JURISDICTION; WAIVER. Each of the Company, Parent and Merger Sub irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the courts of the Commonwealth of Massachusetts and each of the Company, Parent and Merger Sub hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the Company, Parent and Merger Sub hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

    9.10 ENFORCEMENT. The parties recognize and agree that if for any reason any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, each party agrees that in addition to other remedies the other party shall be entitled to an injunction restraining any violation or threatened violation of the provisions of this Agreement. In the event that any action shall be brought in equity to enforce the provisions of the Agreement, neither party will allege, and each party hereby waives the defense, that there is an adequate remedy at law.

    9.11 RULES OF CONSTRUCTION. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or ruling of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

    9.12 WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND COMPANY HEREBY IRREVOCABLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ANY OTHER RELATED DOCUMENT, OR ANY COURSE OF CONDUCT, COURSE OF DEALINGS, STATEMENT OR ACTION RELATED HERETO OR THERETO.

    IN WITNESS WHEREOF, the parties have executed this Agreement and Plan of Merger under seal as of the date first stated above.

                                                       FOCAL, INC.

                                                       By   /s/ RONALD S. RUDOWSKY
                                                            -----------------------------------------
                                                            Ronald S. Rudowsky
                                                            President and Chief Executive Officer

                                                       GENZYME CORPORATION

                                                       By   /s/ EARL M. COLLIER, JR.
                                                            -----------------------------------------
                                                            Earl M. Collier, Jr.
                                                            Executive Vice President; President,
                                                            Biosurgery

                                                       SAMMY MERGER CORP.

                                                       By   /s/ EARL M. COLLIER, JR.
                                                            -----------------------------------------
                                                            Earl M. Collier, Jr.
                                                            Executive Vice President

                                                                         ANNEX B

                                 STEPHENS INC.

                                 April 24, 2001

Board of Directors
Focal, Inc.
4 Maguire Road
Lexington, MA 02421

Gentlemen:

    We have acted as your financial advisor in connection with the acquisition of Focal, Inc. ("the Company") by Genzyme Corporation ("Genzyme") (the "Transaction") in which each outstanding share of the Company's common stock will be converted into the right to receive 0.1545 (the "Exchange Ratio") shares of Genzyme Biosurgery Division common stock ("the Genzyme Shares"). The terms and conditions of the Transaction are more fully set forth in the merger agreement.

    You have requested our opinion as to the fairness of the Exchange Ratio to the disinterested shareholders of the Company from a financial point of view. For purposes of this opinion, the term "disinterested shareholders" means holders of the Company's one class of publicly traded common stock (the "Common Stock") other than (1) directors, officers and employees of the Company, and (2) Genzyme and its affiliates.

    In connection with rendering our opinion we have:

    (i) analyzed certain publicly available financial statements and reports regarding the Company and Genzyme;

    (ii) analyzed certain internal financial statements and other financial and operating data (including financial projections) concerning the Company prepared by management of the Company;

    (iii) reviewed the reported prices and trading activity for the Common Stock and the Genzyme Shares;

    (iv) compared the financial performance of the Company and the prices and trading activity of the Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (v) reviewed the merger agreement and related documents;

    (vi) discussed with management of the Company the operations of and future business prospects for the Company and the anticipated financial consequences of the Transaction to the Company;

    (vii) performed such other analyses and provided such other services as we have deemed appropriate.

                               INVESTMENT BANKERS
111 CENTER STREET           POST OFFICE BOX 3507           LITTLE ROCK, ARKANSAS
72203-3507                     501-374-4361                     FAX 501-377-2674

April 24, 2001
Page 2

    We have relied on the accuracy and completeness of the information and financial data provided to us by the Company, and our opinion is based upon such information. We have inquired into the reliability of such information and financial data only to the limited extent necessary to provide a reasonable basis for our opinion, recognizing that we are rendering only an informed opinion and not an appraisal or certification of value. With respect to the financial projections prepared by management of the Company, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company.

    As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and issue periodic research reports regarding its business activities and prospects. In the ordinary course of business, Stephens Inc. and its affiliates at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt or equity securities or options on securities of the Company. Stephens is receiving a fee, and reimbursement of its expenses, in connection with the issuance of this fairness opinion.

    Based on the foregoing and our general experience as investment bankers, and subject to the qualifications stated herein, we are of the opinion on the date hereof that the Exchange Ratio is fair from a financial point of view to the disinterested shareholders of the Company.

    Neither this opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission.

    This opinion and a summary discussion of our underlying analyses and role as your financial advisor may be included in communications to the Company's shareholders provided that we approve of such disclosures prior to publication.

Very truly yours,

STEPHENS INC.

/s/ STEPHENS INC.

                                                                         ANNEX C

                                                                    EXHIBIT 99.3

                            AS ADOPTED BY THE BOARD OF DIRECTORS ON MAY 26, 1999 AS LAST AMENDED BY THE BOARD OF DIRECTORS EFFECTIVE DECEMBER 18, 2000

            GENZYME MANAGEMENT AND ACCOUNTING POLICIES GOVERNING THE
                       RELATIONSHIPS AMONG ITS DIVISIONS

THE BOARD OF DIRECTORS OF GENZYME CORPORATION (THE "GENZYME BOARD") HAS ADOPTED THE FOLLOWING POLICIES TO GOVERN THE MANAGEMENT OF GENZYME BIOSURGERY, GENZYME GENERAL AND GENZYME MOLECULAR ONCOLOGY, AND THE RELATIONSHIPS BETWEEN EACH DIVISION. EXCEPT AS OTHERWISE PROVIDED IN THE POLICIES, THE GENZYME BOARD MAY MODIFY OR RESCIND THE POLICIES, OR ADOPT ADDITIONAL POLICIES, IN ITS SOLE DISCRETION WITHOUT APPROVAL OF THE STOCKHOLDERS, SUBJECT ONLY TO THE GENZYME BOARD'S FIDUCIARY DUTY TO THE STOCKHOLDERS OF GENZYME CORPORATION.

1. PURPOSE OF GENZYME BIOSURGERY, GENZYME GENERAL AND GENZYME MOLECULAR ONCOLOGY. The purpose of Genzyme Biosurgery is to create a business with a comprehensive approach to the field of biosurgery by developing and commercializing a portfolio of products for the treatment and prevention of serious tissue injury (excluding products developed on behalf of GDP) and a portfolio of devices, biomaterials, biotherapeutics and other products for the field of biosurgery; these products and services include (i) the products and services offered or under development by Biomatrix, Inc. as of , 2000, and included in the Descriptive Memorandum furnished by it to Genzyme Corporation, and (ii) products and services offered or under development by Genzyme Corporation's former Genzyme Tissue Repair Division and Genzyme Corporation's former Genzyme Surgical Products Division as of , 2000. The purpose of Genzyme General is to develop and market therapeutic products and diagnostic services and products. The purpose of Genzyme Molecular Oncology is to create a focused, integrated oncology business that will develop and commercialize novel therapeutic and diagnostic products and services based upon molecular tools and genomic information. In addition to the programs initially assigned to each of Genzyme Biosurgery and Genzyme Molecular Oncology, it is expected that the product and service portfolio of each division will expand through the addition of complementary programs, products and services developed either within or outside of the division, including acquiring or in-licensing programs, products and services from outside of Genzyme Corporation. Each of Genzyme Biosurgery and Genzyme Molecular Oncology will be operated and managed similarly to Genzyme General except as provided herein.

2. REVENUE ALLOCATION. Revenues from the sale or licensing of a division's products and services to entities external to Genzyme Corporation shall be credited to that division. Products and services normally sold by a division to entities external to Genzyme Corporation that are used by other divisions within Genzyme Corporation shall be recorded as interdivisional revenues and interdivisional purchases subject to the policy regarding Other Interdivisional Transactions.

3. EXPENSE ALLOCATION. Direct Expenses shall be charged to the division for whose benefit the Direct Expenses have been incurred. Expenses other than Direct Expenses shall be subject to the policy regarding Other Interdivisional Transactions.

4. ASSET ALLOCATION. Assets that are exclusively dedicated to the production of goods and services of a division shall be allocated to that division. Production assets that are utilized by more than one division shall be subject to the policy regarding Other Interdivisional Transactions.

5. TAX ALLOCATIONS. Income taxes shall be allocated to each division based upon the financial statement income, taxable income, credits and other amounts properly allocable to such division under generally accepted accounting principles as if each division were a separate taxpayer; provided, however, that as of the end of any fiscal quarter of Genzyme Corporation, any projected annual tax benefit attributable to any division that cannot be utilized by such division to offset or reduce its current or deferred income tax expense may be allocated to the other divisions in proportion to their taxable income without any compensating payment or allocation

6. ACQUISITIONS OF PROGRAMS, PRODUCTS OR ASSETS. Upon the acquisition by Genzyme Corporation from a third party of any programs, products or assets (whether by acquisitions of assets or stock, merger, consolidation or otherwise), the aggregate cost of the acquisition and the programs, products or assets acquired shall be allocated among the divisions of Genzyme Corporation. In the case of material acquisitions, such allocation shall be made in a manner determined by the Genzyme Board to be fair and reasonable to each division and to the holders of the common stock representing each division, taking into account such matters as the Genzyme Board and its financial advisors, if any, deem relevant. Any such determination will be final and binding on the holders of common stock.

7. DISPOSITION OF PROGRAMS, PRODUCTS OR ASSETS. Upon the sale, transfer, assignment or other disposition by Genzyme Corporation of any program, product or asset not consisting of all or substantially all of the assets of the division, all proceeds from such disposition shall be allocated to the division to which the program, product or asset had been allocated among such divisions based on their respective interests in such program, product or asset. Such allocations shall be made in a manner determined by the Genzyme Board to be fair and reasonable to such divisions and to holders of the common stock representing such divisions, taking into account such matters as the Genzyme Board and its financial advisors, if any, deem relevant. Any such determination by the Genzyme Board will be final and binding on the holders of common stock.

8. INTERDIVISIONAL ASSET TRANSFERS. The Genzyme Board may at any time and from time to time reallocate any program, product or other asset from one division to any other division. All such reallocations shall be done at fair market value, determined by the Genzyme Board, taking into account, in the case of a program under development, the commercial potential of such program, the phase of clinical development of such program, the expenses associated with realizing any income from such program, the likelihood and timing of any such realization and other matters that the Genzyme Board and its financial advisors, if any, deem relevant. The consideration for such reallocation may be paid by one division to another in cash or other consideration with a value equal to the fair market value of the assets being reallocated or, in the case of a reallocation of assets from Genzyme General to Genzyme Biosurgery or Genzyme Molecular Oncology, the Genzyme Board may elect to account for such reallocation as an increase in the Designated Shares representing the division to which such assets are reallocated in accordance with the provisions of Genzyme Corporation's articles of organization.

    Notwithstanding the foregoing, no Key GMO Program, as defined below, may be transferred out of Genzyme Molecular Oncology without a class vote of the holders of the common stock representing Genzyme Molecular Oncology (the "Molecular Oncology Stock") unless the Genzyme Board determines that such Key GMO Program has application outside of the field of oncology, in which case it may be transferred out only for the non-oncology applications; provided, however that the SAGE Service (as herein defined) may not be transferred out of Genzyme Molecular Oncology for any application without the approval of the holders of the Molecular Oncology Stock voting as a separate class.

    A "Key GMO Program" is any of the following: (i) use of the Serial Analysis of Gene Expression ("SAGE-TM-") technology licensed from The Johns Hopkins University School of Medicine for third parties ("SAGE Service"); (ii) the clinical program developing adenovirus vectors containing the tumor antigens Ad-MART 1 or Ad-gp100 for the treatment of melanoma; (iii) the "suicide" gene therapy research program developing adenovirus and lipid vectors containing genes to enhance chemotherapy for oncology indications; (iv) the research program developing adenovirus and lipid vectors containing tumor suppressor genes for oncology indications; (v) the research program developing adenovirus and lipid vectors containing genes to regulate the immune system for oncology indications, including heat shock proteins; (vi) the research program developing antibody-based gene therapy for the treatment of tumors; and (vii) any additional program, product or service being developed from time to time in Genzyme Molecular Oncology which (a) constituted 20% or more of the research and development budget of Genzyme Molecular Oncology in any one of the three most recently completed fiscal years or (b) has had a cumulative investment of $8 million or more in research and development expenses by Genzyme Molecular Oncology.

    The foregoing policies regarding transfers of assets between divisions will not be changed by the Genzyme Board without the approval of the holders of the common stock representing Genzyme Biosurgery (the "Biosurgery Stock") and the Molecular Oncology Stock, each voting as a separate class; provided, however, that if a policy change affects one, but not both of, Genzyme Biosurgery and Genzyme Molecular Oncology, only holders of shares representing the affected division will be entitled to vote on such matter.

9. OTHER INTERDIVISIONAL TRANSACTIONS. This policy shall cover interdivisional transactions other than asset transfers, which shall be subject to the policy regarding Interdivisional Asset Transfers. From time to time, a division may engage in transactions directly with one or more other divisions or jointly with one or more other divisions and one or more third parties. Such transactions may include agreements by one division to provide products and services for use by another division and joint venture or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties. The division providing such products and services does not recognize revenue on any such transaction unless the division provides such products and services to unrelated third parties in the ordinary course of business. Such transactions shall also be subject to the following conditions:

    (a) Research and development (including clinical and regulatory support), distribution, sales, marketing, and general and administrative services (including allocated space) performed by one division for the benefit of another division will be charged to the division for which work is performed on a cost basis. Direct costs shall be allocated in a manner described above under "Expense Allocation" and such division performing the work will not recognize revenue as a result of performing such work. Direct labor and indirect costs shall be allocated in a reasonable and consistent manner based on the utilization by the division of the services to which such costs relate.

    (b) Manufacturing of goods and services by one division exclusively for the benefit of another division and not for external sale shall be charged to the division for which the work is performed on a cost basis. Manufacturing costs shall include an interest charge on the gross fixed assets employed in such manufacturing process. Gross fixed assets in this case shall be determined at the beginning of each fiscal year for the facility used. The interest rate in this case shall be the short term borrowing rate of Genzyme Corporation at the beginning of each fiscal year. Direct labor and indirect costs shall be allocated in a reasonable and consistent manner based on the receipt of benefit by the division of the goods and services to which such costs relate.

    (c) Other than Research and development (including clinical and regulatory support) distribution, sales, marketing, general and administrative services (including allocated space), interdivisional transactions shall be on terms and conditions that would be obtainable in transactions negotiated at arm's length with unaffiliated third parties.

    (d) Any interdivisional transaction (i) to be performed on terms and conditions that deviate from the policies set forth in subparagraphs (a), (b) or
(c) above and (ii) that is material to one or more of the participating divisions will require approval by the Genzyme Board, which approval shall include a determination by the Genzyme Board that the transaction is fair and reasonable to each participating division and to the holders of the common stock representing each such division.

    (e) Loans may be made from time to time between divisions. Any such loan of $1 million or less will mature within 18 months and interest will accrue at the best borrowing rate available to Genzyme Corporation for a loan of like type and duration. Amounts borrowed in excess of $1 million will require approval of the Genzyme Board, which approval shall include a determination by the Genzyme Board that the material terms of such loan, including the interest rate and maturity date, are fair and reasonable to each participating division and to holders of the common stock representing such division.

    (f) All material interdivisional transactions shall be reduced to service contracts and signed by an authorized member of the management team of affected divisions.

10. ACCESS TO TECHNOLOGY AND KNOW-HOW. Each division of Genzyme Corporation shall have unrestricted access to all technology and know-how of the Corporation that may be made useful to such division's business, subject to any obligations or limitations applicable to Genzyme Corporation and its divisions.

11.  DISPOSITION OF BIOSURGERY AND MOLECULAR ONCOLOGY DESIGNATED SHARES.

    (a) The Biosurgery Designated Shares and the Molecular Oncology Designated Shares may be (i) issued upon the exercise or conversion of outstanding stock options, warrants or convertible securities allocated to Genzyme General, (ii) subject to the restrictions set forth in Paragraph 13, sold for any valid business purpose, or (iii) distributed as a dividend to the holders of shares of the common stock representing Genzyme General (the "Genzyme General Stock"), all as determined from time to time by the Genzyme Board in its sole discretion.

    (b) If, as of September 30 of each year starting on September 30, 2000, the number of Biosurgery Designated Shares on such date exceeds ten percent (10%) of the number of shares of Biosurgery Stock then issued and outstanding on such date, substantially all Biosurgery Designated Shares will be distributed to holders of record of Genzyme General Stock, subject to reservation of a number of such shares equal to the sum of (x) the number of Biosurgery Designated Shares reserved for issuance with respect to stock options, stock purchase rights, warrants or other securities convertible into or exercisable for shares of Genzyme General Stock outstanding on such date ("Genzyme General Convertible Securities") as a result of anti-dilution adjustments required by the terms of such instruments or approved by the Genzyme Board and (y) the number of Biosurgery Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General.

    (c) If, as of November 30 of each year, the number of Molecular Oncology Designated Shares on such date exceeds ten percent (10%) of the number of shares of Molecular Oncology Stock then issued and outstanding on such date, substantially all Molecular Oncology Designated Shares will be distributed to holders of record of Genzyme General Stock, subject to reservation of a number of such shares equal to the sum of (x) the number of Molecular Oncology Designated Shares reserved for issuance upon the exercise or conversion of Genzyme General Convertible Securities as a result of anti-dilution adjustments required by the terms of such instruments or approved by the Genzyme Board and
(y) the number of Molecular Oncology Designated Shares reserved by the Genzyme Board as of such date for sale not later than six months after such date, the proceeds of which sale will be allocated to Genzyme General.

12. ISSUANCE AND SALE OF ADDITIONAL SHARES OF COMMON STOCK. When additional shares of common stock are issued and sold by Genzyme Corporation, Genzyme Corporation will identify (i) the number of such shares issued and sold for the account of the division to which they relate, the proceeds of which will be allocated to and reflected in the financial statements of such division and (ii) the number of such shares issued and sold that shall reduce the number of Designated Shares of such division. Notwithstanding the foregoing, Genzyme will not sell any Biosurgery Designated Shares or Molecular Oncology Designated Shares (except upon exercise or conversion of options, warrants or convertible securities issued by Genzyme General that were adjusted as a result of a dividend of Biosurgery or Molecular Oncology Stock paid to holders of Genzyme General Stock) unless (i) the Genzyme Board determines that Genzyme Biosurgery or Genzyme Molecular Oncology, as the case may be, has cash sufficient to fund its operations for at least the next 12 months or (ii) shares of Biosurgery Stock or Molecular Oncology Stock, as the case may be, are concurrently being sold for the account of Genzyme Biosurgery or Genzyme Molecular Oncology, respectively, in an amount that will produce proceeds sufficient to fund such division's cash needs for the next 12 months.

13. OPEN MARKET PURCHASES OF SHARES OF COMMON STOCK. Genzyme Corporation may make open market purchases of its common stock in accordance with applicable securities law requirements; provided, however, that in no event shall any such purchases be made if as an immediate result thereof the number of Designated Shares representing a division will exceed 60% of the number of shares of such division outstanding plus such number of Designated Shares. Notwithstanding the foregoing, within 90 days of any open market purchase of the common stock representing any division, Genzyme Corporation may not exercise the right provided under its articles of organization to exchange shares representing such division for cash and/or shares of Genzyme General Stock.

14. CLASS VOTING. In addition to any stockholder approval required by Massachusetts law, whenever the approval of the holders of the common stock representing a division is required to take any action pursuant to these policies or Genzyme Corporation's articles of organization, such requirement shall be satisfied if a meeting of the holders of the common stock representing such division is held at which a quorum is present and the votes cast in favor of the proposed action exceed the votes cast against.

15. NON-COMPETE. Genzyme Biosurgery, Genzyme General and Genzyme Molecular Oncology shall not engage to any material extent in each other's principal businesses other than through joint ventures or other collaborative arrangements involving more than one division to develop new products and services jointly and with third parties, which transactions shall be subject to the conditions set forth in Paragraph 9. The divisions may compete in a business which is not a principal business of another division. The Genzyme Board may determine in its good faith business judgment whether any particular activities of one division involve a material engagement in the principle businesses of another division.

16. CORPORATE OPPORTUNITIES. The Genzyme Board will review any matter which involves the allocation of a material corporate opportunity to any of the divisions, or in part to one division and in part to another division. In accordance with Massachusetts law, the Genzyme Board will make its determination with regard to the allocation of any such opportunity and the benefit of any such opportunity in accordance with its good faith business judgment of the best interests of Genzyme and all of its stockholders as a whole. Among the factors that the Genzyme Board may consider in making this allocation are (i) whether a particular corporate opportunity is principally related to the business of Genzyme Biosurgery, Genzyme General or Genzyme Molecular Oncology; (ii) whether one division, because of its managerial or operational expertise, will be better positioned to undertake the corporate opportunity; (iii) whether one division, because of its financial resources, will be better positioned to undertake the corporate opportunity; and (iv) existing contractual agreements and restrictions.

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 67 of chapter 156B of the Massachusetts Business Corporation Law grants Genzyme the power to indemnify any director, officer, employee or agent to whatever extent permitted by Genzyme's amended and restated articles of organization, by-laws or a vote adopted by the holders of a majority of the shares entitled to vote thereon, unless the proposed indemnitee has been adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of Genzyme or, to the extent that the matter for which indemnification is sought relates to service with respect to an employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan. Such indemnification may include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under the statute.

    Article VI of Genzyme's by-laws provides that Genzyme shall, to the extent legally permissible, indemnify each person who may serve or who has served at any time as a director or officer of the corporation or of any of its subsidiaries, or who at the request of the corporation may serve or at any time has served as a director, officer or trustee of, or in a similar capacity with, another organization or an employee benefit plan, against all expenses and liabilities (including counsel fees, judgments, fines, excise taxes, penalties and amounts payable in settlements) reasonably incurred by or imposed upon such person in connection with any threatened, pending or completed action, suit or other proceeding, whether civil, criminal, administrative or investigative, in which he or she may become involved by reason of his or her serving or having served in such capacity (other than a proceeding voluntarily initiated by such person unless he or she is successful on the merits, the proceeding was authorized by the corporation or the proceeding seeks a declaratory judgment regarding his or her own conduct); PROVIDED that no indemnification shall be provided for any such person with respect to any matter as to which he or she shall have been finally adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his or her action was in the best interests of Genzyme or, to the extent such matter relates to service with respect to any employee benefit plan, in the best interests of the participants or beneficiaries of such employee benefit plan; and PROVIDED, FURTHER, that as to any matter disposed of by a compromise payment by such person, pursuant to a consent decree or otherwise, the payment and indemnification thereof have been approved by Genzyme, which approval shall not unreasonably be withheld, or by a court of competent jurisdiction. Such indemnification shall include payment by Genzyme of expenses incurred in defending a civil or criminal action or proceeding in advance of the final disposition of such action or proceeding, upon receipt of an undertaking by the person indemnified to repay such payment if he or she shall be adjudicated to be not entitled to indemnification under
Article VI, which undertaking may be accepted without regard to the financial ability of such person to make repayment.

    The indemnification provided for in Article VI is a contract right inuring to the benefit of the directors, officers and others entitled to indemnification. In addition, the indemnification is expressly not exclusive of any other rights to which such director, officer or other person may be entitled by contract or otherwise under law, and inures to the benefit of the heirs, executors and administrators of such a person.

    Genzyme also has in place agreements with its officers and directors which affirm Genzyme's obligation to indemnify them to the fullest extent permitted by law and contain various procedural and other provisions which expand the protection afforded by Genzyme's by-laws.

    Section 13(b)(1 1/2) of chapter 156B of the Massachusetts Business Corporation Law provides that a corporation may, in its articles of organization, eliminate a director's personal liability to the corporation and its stockholders for monetary damages for breaches of fiduciary duty, except in circumstances involving (i) a breach of the director's duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) unauthorized distributions and loans to insiders, and (iv) transactions from which the director derived an improper personal benefit. Article VI, Section C.5. of Genzyme's Restated Articles of Organization provides that no director shall be personally liable to Genzyme or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that such exculpation is not permitted under the Massachusetts Business Corporation Law as in effect when such liability is determined.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) See Exhibit Index immediately following the signature page.

    (b) Not applicable.

    (c) Opinion of Stephens Inc. (included as Annex B to the proxy statement/prospectus which is a part of this registration statement).

ITEM 22.  UNDERTAKINGS

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or
       Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

       (2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (b)(1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of

       1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    (e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, as of May 18, 2001.

                                                       GENZYME CORPORATION

                                                       By:             /s/ MICHAEL S. WYZGA
                                                            -----------------------------------------
                                                                         Michael S. Wyzga
                                                            SENIOR VICE PRESIDENT AND CHIEF FINANCIAL
                                                                             OFFICER

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and as of the dates indicated.

SIGNATURE                                                         TITLE                      DATE
---------                                                         -----                      ----
                       *
     --------------------------------------       Principal Executive Officer and        May 18, 2001
                Henri A. Termeer                  Director

              /s/ MICHAEL S. WYZGA
     --------------------------------------       Principal Financial and Accounting     May 18, 2001
                Michael S. Wyzga                  Officer

                       *
     --------------------------------------       Director                               May 18, 2001
         Constantine E. Anagnostopoulos

                       *
     --------------------------------------       Director                               May 18, 2001
             Douglas A. Berthiaume

                       *
     --------------------------------------       Director                               May 18, 2001
                 Henry E. Blair

                       *
     --------------------------------------       Director                               May 18, 2001
              Robert J. Carpenter

                       *
     --------------------------------------       Director                               May 18, 2001
               Charles L. Cooney

                       *
     --------------------------------------       Director                               May 18, 2001
                 Victor J. Dzau

                       *
     --------------------------------------       Director                               May 18, 2001
                Connie Mack III

*By:                  /s/ MICHAEL S. WYZGA
             --------------------------------------
                        Michael S. Wyzga
                        ATTORNEY IN FACT

                                 EXHIBIT INDEX

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
         2.1            Agreement and Plan of Merger, dated as of April 25, 2001,
                        among Genzyme Corporation, Sammy Merger Corp. and
                        Focal, Inc. (attached as Annex A to the proxy statement/
                        prospectus contained in this registration statement).

         3.1            Restated Articles of Organization of Genzyme, as amended.
                        Filed as Exhibit 1 to Genzyme's Registration Statement on
                        Form 8-A on December 19, 2000, and incorporated herein by reference.

         3.2            By-laws of Genzyme, as amended. Filed as Exhibit 3.2 to
                        Genzyme's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999, and incorporated herein by reference.

         4.1            Second Amended and Restated Renewed Rights Agreement dated as of December 18, 2000 between Genzyme and American Stock
                        Transfer and Trust Company. Filed as Exhibit 4 to Genzyme's
                        Registration Statement on Form 8-A on December 19, 2000, and
                        incorporated herein by reference.

         4.2 Form of Genzyme General Division Convertible Debenture, dated August 29, 1998. Filed as Exhibit 10.7 to Genzyme's
                        Form 10-Q for the quarter ended September 30, 1997, and incorporated herein by reference.

         4.3 Warrant Agreement between Genzyme and Comdisco, Inc. Filed as Exhibit 10.22 to a Form 10 of PharmaGenics, Inc. (File
                        No. 0-20138), and incorporated herein by reference.

         4.4            Indenture, dated as of May 22, 1998, between Genzyme and
                        State Street Bank and Trust Company, as Trustee, including the form of Note. Filed as Exhibit 4.3 to Genzyme's
                        Registration Statement on Form S-3 (File No. 333-59513), and
                        incorporated herein by reference.

         4.5            Biomatrix, Inc. 6.9% Convertible Subordinated Note due
                        May 14, 2003. Filed as Exhibit 4.1 to Genzyme's Current
                        Report on Form 8-K on January 2, 2001, and incorporated herein by reference.

         4.6            Indenture, dated as of May 8, 2001, by and between Genzyme and State Street Bank and Trust Company as trustee,
                        including the form of debenture. Filed as Exhibit 4.1 to
                        Genzyme's Current Report on Form 8-K filed on May 11, 2001, and incorporated herein by reference.

         4.7            Registration Rights Agreement, dated as of May 3, 2001, by and among Genzyme, Credit Suisse First Boston Corporation,
                        Goldman Sachs & Co. and Salomon Smith Barney Inc. Filed as
                        Exhibit 4.2 to Genzyme's Current Report on Form 8-K filed on
                        May 11, 2001, and incorporated herein by reference.

         5.1 Opinion of Palmer & Dodge LLP regarding the validity of securities to be issued under this registration statement.
                        Filed herewith.

         9.1            Form of Stockholder Voting Agreement. Filed as Exhibit 99.1
                        to Genzyme's Current Report on Form 8-K filed on April 26,
                        2001, and incorporated herein by reference.

        23.1 Consent of PricewaterhouseCoopers LLP, independent accountants to Genzyme. Filed herewith.

        23.2            Consent of Ernst & Young LLP, independent auditors to
                        Focal, Inc. Filed herewith.

        23.3            Consent of Ernst & Young LLP, independent auditors to GelTex
                        Pharmaceuticals, Inc. Filed herewith.

        23.4 Consent of PricewaterhouseCoopers LLP, independent accountants to Biomatrix, Inc. Filed herewith.

       EXHIBIT
         NO.            DESCRIPTION
---------------------   -----------
        23.5            Consent of PricewaterhouseCoopers LLP, independent
                        accountants to RenaGel LLC. Filed herewith.

        23.6 Consent of McKay, Carne, Buniva & Lazarus LLP, independent accountants to Wyntek Diagnostics, Inc. Filed herewith.

        23.7 Consent of Palmer & Dodge LLP (contained in Exhibit 5.1 hereto).

        23.8            Consent of Stephens Inc. Filed herewith.

        24              Power of Attorney. Filed herewith.

        99.1            Form of Proxy Card for holders of Focal common stock. Filed herewith.

        99.2 Opinion of Stephens Inc. (included as Annex B to the proxy statement/prospectus which is a part of this registration statement).

        99.3            Management and Accounting Policies Governing the
                        Relationship of Genzyme Divisions (included as Annex C to the proxy statement/prospectus contained in this registration statement).

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